Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222358

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

The board of directors of TCSB Bancorp, Inc. (“TCSB”) is furnishing this prospectus and proxy statement and the accompanying form of proxy to the shareholders of TCSB to solicit proxies to vote at a special meeting of TCSB’s shareholders to be held on March 14, 2018, at Traverse Area District Library, 610 Woodmere Avenue, Traverse City, Michigan 49686 at 2:30 pm local time and at any adjournments of the special meeting. At the special meeting, the shareholders of TCSB will consider and vote upon a proposal to approve an agreement and plan of merger (“merger agreement”) with Independent Bank Corporation (“IBCP”), under which TCSB will be merged with and into IBCP (the “merger”). This prospectus and proxy statement, when delivered to shareholders of TCSB, is also a prospectus of IBCP relating to an offering of IBCP common stock. This offering is made only to holders of TCSB common stock.

Completion of the merger is subject to regulatory approval, approval of the merger agreement by TCSB shareholders, and other customary closing conditions. If the merger agreement is approved and the merger is completed, each outstanding share of TCSB common stock that you hold will be converted into the right to receive 1.1166 shares (the “Exchange Ratio”) of IBCP common stock plus cash in lieu of any fractional share (together, the “Merger Consideration”). IBCP’s common stock is listed on The NASDAQ Global Select Market under the trading symbol “IBCP.” On December 4, 2017, the date of execution of the merger agreement, the closing price of a share of IBCP common stock was $22.55. On February 5, 2018, the closing price of a share of IBCP common stock was $22.80. TCSB’s common stock is not traded on any exchange.

There are three circumstances under which the Exchange Ratio may change. First, if TCSB’s consolidated shareholders’ equity, as calculated in accordance with the merger agreement, is less than $34.5 million as of the Final Statement Date (as such term is defined in the merger agreement), the Exchange Ratio will be reduced so that the aggregate value of the Merger Consideration is reduced by the amount of such shortfall in TCSB’s consolidated shareholders’ equity. There is no cap on this potential decrease to the Exchange Ratio. As of December 31, 2017, TCSB’s consolidated shareholders’ equity, as calculated in accordance with the merger agreement, was approximately $35.0 million. Although there can be no guarantee, as of the date of this prospectus and proxy statement, TCSB and IBCP do not anticipate there will be any adjustment to the Exchange Ratio as a result of this provision of the merger agreement.

The second circumstance under which the Exchange Ratio may change would result in a potential increase to the Exchange Ratio. This potential increase to the Exchange Ratio would occur if the average price of IBCP common stock during a period prior to closing, as calculated in accordance with the merger agreement, is less than $19.07 and certain other conditions are met. There is no cap on this potential increase to the Exchange Ratio. IBCP has the right to decline to adjust the Exchange Ratio pursuant to this provision of the merger agreement, which could lead to a termination of the merger agreement by TCSB. As of February 5, 2018, the closing price of a share of IBCP common stock was $22.80. Although there can be no guarantee, as of the date of this prospectus and proxy statement, TCSB and IBCP do not anticipate there will be any adjustment to the Exchange Ratio as a result of this provision of the merger agreement.

Finally, the Exchange Ratio will be proportionately adjusted if there is a recapitalization or similar event with respect to the outstanding shares of IBCP common stock or TCSB common stock prior to the merger, which is not currently expected. There is no cap on this potential adjustment to the Exchange Ratio. Please see “The Merger Agreement - What TCSB Shareholders will Receive in the Merger” starting on page 41 below for more details regarding each of these potential adjustments to the Exchange Ratio.

Assuming the Exchange Ratio does not get adjusted, and based on a total of 2,428,001 shares of TCSB common stock outstanding as of the record date, the aggregate Merger Consideration will consist of approximately 2.7 million shares of IBCP common stock. Based on the closing price of IBCP common stock on February 5, 2018 of $22.80, the value of such aggregate Merger Consideration is approximately $61.8 million.

TCSB’s board of directors has unanimously determined that the merger is in substantial compliance with all applicable laws and is fair to and in the best interests of TCSB and TCSB’s shareholders, adopted the merger agreement and authorized the merger and the other transactions contemplated by the merger agreement, and unanimously recommends that TCSB shareholders vote “FOR” approval of the merger agreement. In the opinion of D.A. Davidson & Co., the Exchange Ratio is fair, from a financial point of view, to TCSB.

Your vote is important. Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of TCSB common stock as of the record date for the special meeting. Please submit your proxy as soon as possible, regardless of whether or not you expect to attend the meeting in person.

Please read this prospectus and proxy statement carefully because it contains important information about the merger and the merger agreement. Read carefully the risk factors beginning on page 12. You can also obtain additional information about IBCP from documents that it has filed with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

The shares of IBCP common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. IBCP common stock is subject to investment risks, including possible loss of value.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus and proxy statement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus and proxy statement is dated February 8, 2018, and it is first being mailed to TCSB shareholders on or about February 13, 2018.

AVAILABLE INFORMATION

As permitted by SEC rules, this document incorporates certain important business and financial information about IBCP from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Independent Bank Corporation
4200 East Beltline
Grand Rapids, Michigan 49525
Attn.: Robert N. Shuster, Chief Financial Officer
(616) 527-5820

A shareholder making such a request must request the information at least five business days before the date they must make their investment decision to ensure timely delivery. Accordingly, the deadline for a TCSB shareholder to make a request is March 7, 2018.

TCSB BANCORP, INC.

333 West Grandview Parkway
Traverse City, Michigan 49684

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of TCSB Bancorp, Inc.:

A special meeting of shareholders of TCSB Bancorp, Inc. will be held on March 14, 2018, at Traverse Area District Library, 610 Woodmere Avenue, Traverse City, Michigan 49686 at 2:30 p.m. local time, for the following purposes:

1.	To consider and vote upon a proposal to approve the merger agreement by and between TCSB Bancorp, Inc. and Independent Bank Corporation;
2.	To consider and vote upon a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the merger agreement (the “Adjournment Proposal”); and
3.	To transact such other business as may properly come before the special meeting.

The board of directors has established the close of business on February 5, 2018, as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting and any adjournment of the special meeting.

TCSB’s board of directors has unanimously determined that the merger is in substantial compliance with all applicable laws and is fair to and in the best interests of TCSB and TCSB’s shareholders, adopted the merger agreement and authorized the merger and the other transactions contemplated by the merger agreement, and unanimously recommends that TCSB shareholders vote “FOR” approval of the merger agreement and “FOR” approval of the Adjournment Proposal.

February 8, 2018	By Order of the Board of Directors,

Raymond Weigel III
Chairman of the Board

YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO
ATTEND THE SPECIAL MEETING, PLEASE
SUBMIT YOUR PROXY PROMPTLY.

FORWARD-LOOKING STATEMENTS

This prospectus and proxy statement contain forward-looking statements that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and IBCP and TCSB. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “judgment,” “opinion,” “plans,” “predicts,” “probable,” “projects,” “should,” “trend,” “will,” “strategy” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to future levels of loan charge-offs, future levels of provisions for loan losses, real estate valuation, future levels of nonperforming assets, the rate of asset dispositions, future capital levels, future changes in regulatory requirements, future dividends, future growth and funding sources, future liquidity levels, future profitability levels, future deposit insurance premiums, the effects on earnings of future changes in interest rates, the future level of other revenue sources, future economic trends and conditions, future initiatives to expand market share, expected performance and cash flows from acquired loans, future effects of new or changed accounting standards, future opportunities for acquisitions, opportunities to increase top line revenues, the ability to grow core franchise, future cost savings and the ability to maintain adequate liquidity and capital based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators. All statements referencing future time periods are forward-looking.

Management’s determination of the provision and allowance for loan losses; the carrying value of acquired loans, goodwill and mortgage servicing rights; the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment); and management’s assumptions concerning pension and other postretirement benefit plans involve judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated. All of the information concerning interest rate sensitivity is forward-looking. The future effect of changes in the financial and credit markets and the national and regional economies on the banking industry, generally, and on IBCP and TCSB, specifically, are also inherently uncertain. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. IBCP and TCSB undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Risk factors relating to IBCP’s business in general include, without limitation:

•	Economic, market, operational, liquidity, credit, and interest rate risks associated with IBCP’s business;
•	Economic conditions generally and in the financial services industry, particularly economic conditions within Michigan and the regional and local real estate markets in which Independent Bank operates;
•	The failure of assumptions underlying the establishment of, and provisions made to, IBCP’s allowance for loan losses;
•	Increased competition in the financial services industry, either nationally or regionally;
•	IBCP’s ability to achieve loan and deposit growth;
•	Volatility and direction of market interest rates;
•	The continued services of IBCP’s management team; and
•	Implementation of new legislation, which may have significant effects on IBCP and the financial services industry.

Risk factors relating both to the merger and the integration of TCSB into IBCP after the effective time of the merger include, without limitation:

•	Completion of the merger is dependent on, among other things, receipt of regulatory and TCSB shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

•	The impact of the completion of the merger on IBCP’s financial statements will be affected by the timing of the transaction.
•	The merger may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.
•	The integration of TCSB’s business and operations into IBCP, which will include conversion of TCSB’s operating systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to TCSB’s or IBCP’s existing businesses.
•	IBCP’s ability to achieve anticipated results from the merger is dependent on the state of the economic and financial markets going forward. Specifically, IBCP may incur more credit losses from TCSB’s loan portfolio than expected and deposit attrition may be greater than expected.

Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk factors described under “Risk Factors” beginning on page 12 of this prospectus and proxy statement. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate outcome and a preceding forward-looking statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on?
A:	You are being asked to vote to approve the merger agreement between IBCP and TCSB (attached as Appendix A to this prospectus and proxy statement and incorporated herein by reference), pursuant to which TCSB will merge with and into IBCP, with IBCP as the surviving entity.

Additionally, you are being asked to vote to approve the Adjournment Proposal.

Q:	If I own TCSB common stock, what will I receive in the merger?
A:	If the merger agreement is approved and the merger is subsequently completed, subject to possible adjustment in certain limited circumstances, each outstanding share of TCSB common stock that you hold will be converted into the right to receive 1.1166 shares of IBCP common stock plus cash in lieu of any fractional share.
Q:	What should I do now?
A:	After you have carefully read this prospectus and proxy statement, simply indicate on your proxy how you want to vote with respect to the proposal to approve the merger agreement and the Adjournment Proposal. You may submit a proxy by completing, signing, dating, and mailing the proxy in the enclosed postage-paid return envelope or visiting the internet site listed on the enclosed proxy and following the instructions provided on that site.
Q:	Should I send in my stock certificates now? What if I hold my shares in book-entry form?
A:	No. Please DO NOT send in your stock certificates with your proxy. As soon as reasonably practicable after the effective time of the merger, you will be sent transmittal materials from an exchange agent with instructions for exchanging your certificated shares of TCSB common stock for shares of IBCP common stock. You should carefully read and follow the instructions in the transmittal materials regarding how and when to surrender your TCSB common stock certificates.

If you hold shares in book-entry form, you do not need to take any action at this time to exchange your shares. After the effective time of the merger, you will receive instructions on how to exchange your shares.

Q:	Who can vote and what vote is required to approve the merger agreement?
A:	TCSB shareholders of record on the record date, February 5, 2018, are entitled to receive notice of and vote at the special meeting.

The presence, in person or by proxy, of the holders of shares representing a majority of the votes entitled to be cast by the TCSB shareholders at the special meeting is necessary to constitute a quorum. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum.

The affirmative vote of the holders of a majority of the shares of TCSB common stock outstanding as of the record date for the special meeting is required to approve the merger agreement. Because the required vote of TCSB shareholders on the merger agreement is based upon the number of outstanding shares of TCSB common stock entitled to vote rather than upon the number of shares actually voted, a failure to vote and abstentions will have the same practical effect as a vote against approval of the merger agreement.

The affirmative vote of the holders of a majority of votes cast at the special meeting is necessary to approve the Adjournment Proposal. A failure to vote and abstentions will have no effect on this proposal.

If you properly complete and sign your proxy but do not indicate how your shares of TCSB common stock should be voted on a proposal, the shares of TCSB common stock represented by your proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the Adjournment Proposal.

No approval by IBCP shareholders is required.

Q:	Can I change my vote after I have mailed my signed proxy card?
A:	Yes. If you have not voted through your broker, there are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the President and Chief Financial Officer of TCSB,

Ann Bollinger, stating that you would like to revoke your proxy. This notice must be received before the special meeting date. Second, you may complete and submit a new proxy, dated at a date later than your most recent proxy. Third, you may attend the special meeting and vote in person. Your attendance at the special meeting will not, however, by itself revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?
A:	Without instructions from you, your broker cannot vote your shares on the proposal to approve the merger agreement or the Adjournment Proposal. If your shares are held in street name, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions that your broker or its agent provides to you. Without instructions, your shares will not be voted, which will have the same effect as if you voted against approval of the merger agreement.
Q:	What risks should I consider before I vote on the merger agreement?
A:	We encourage you to read carefully the detailed information contained in this prospectus and proxy statement, including the section entitled “Risk Factors” beginning on page 12.
Q:	Am I entitled to dissenters’ rights?
A:	No. Holders of TCSB common stock will not have dissenters' rights in connection with the merger.
Q:	Can either TCSB or IBCP terminate the merger agreement?
A:	TCSB and IBCP can mutually agree to terminate the merger agreement.

Each party also has the right to terminate the merger agreement if a governmental entity prohibits the merger, if the merger does not occur on or before September 4, 2018, or if the TCSB shareholder meeting is finally adjourned without the TCSB shareholders having approved the merger, provided that, in each case, the failure of the party seeking to terminate the merger agreement to perform its obligations under the merger agreement has not been a substantial cause of, or a substantial factor that resulted in, any of such events having occurred.

In addition, each party has certain other rights to terminate the merger agreement in limited circumstances. Please see “Termination of the Merger Agreement” beginning on page 55 below for more information.

Q:	Whom should I contact with questions about the special meeting or the merger?
A:	TCSB Bancorp, Inc. 333 West Grandview Parkway Traverse City, Michigan 49684 Attn.: Ann Bollinger (231) 995-5500

Independent Bank Corporation
4200 East Beltline
Grand Rapids, Michigan 49525
Attn.: Robert N. Shuster
(616) 527-5820

SUMMARY

This summary highlights selected information from this prospectus and proxy statement. It may not contain all of the information that is important to you. For a more complete understanding of the merger between IBCP and TCSB, we urge you to carefully read and consider this entire document, the merger agreement (attached as Appendix A to this prospectus and proxy statement and incorporated herein by reference).

The Companies

IBCP

Independent Bank Corporation
4200 East Beltline
Grand Rapids, Michigan 49525
(616) 527-5820

Independent Bank Corporation (NASDAQ: IBCP) is a Michigan-based bank holding company. Founded as First National Bank of Ionia in 1864, IBCP operates a branch network across Michigan’s Lower Peninsula through one state-chartered bank subsidiary. This subsidiary (Independent Bank) provides a full range of financial services, including commercial banking, mortgage lending, investments and insurance. IBCP is committed to providing exceptional personal service and value to its customers, stockholders and the communities it serves.

As of September 30, 2017, IBCP had total assets of $2.8 billion, total loans (including loans held for sale) of $2.0 billion, total deposits of $2.3 billion, and total shareholders’ equity of $267.7 million. As discussed under “Recent Developments” on page 84 below, as a result of the Tax Cuts and Jobs Act enacted in December 2017, IBCP was required to revalue its net deferred tax assets. This revaluation resulted in an increase in income tax expense of $6.0 million, which was recorded in the fourth quarter of 2017.

TCSB

TCSB Bancorp, Inc.
333 West Grandview Parkway
Traverse City, Michigan 49684
(231) 995-5500

TCSB Bancorp, Inc. is a Michigan-based bank holding company. Founded in 2000, TCSB is the parent company of Traverse City State Bank and provides a full array of banking services through five full-service branches in the Traverse City area.

As of September 30, 2017, TCSB had total assets of $348.9 million, total loans of $280.3 million, total deposits of $291.6 million, and total shareholders’ equity of $33.4 million. As a result of the Tax Cuts and Jobs Act enacted in December 2017, TCSB recorded a tax benefit of approximately $426,000, which was recorded in the fourth quarter of 2017.

Summary of Certain Aspects of the Merger

Structure of the Merger; Bank Consolidation (page 41)

If the merger is completed, TCSB will be merged with and into IBCP, with IBCP as the surviving corporation. Following completion of the merger, IBCP intends to consolidate Traverse City State Bank with and into Independent Bank, with Independent Bank as the surviving bank.

What TCSB Shareholders will Receive in the Merger (page 41)

If the merger is completed as planned, each share of TCSB common stock will be converted into the right to receive the Merger Consideration, consisting of 1.1166 shares (the “Exchange Ratio”) of IBCP common stock, plus cash in lieu of any fractional share of IBCP common stock. The Merger Consideration is subject to the following adjustments:

•	If, as of the Final Statement Date (as defined below and in the merger agreement), the Company Consolidated Shareholders’ Equity (as defined below and in the merger agreement) is less than $34,500,000, then the Stock Purchase Value (as defined below and in the merger agreement) will be reduced by an amount equal to (a) $34,500,000 minus (b) the Company Consolidated Shareholders’ Equity as of the Final Statement Date.

“Company Consolidated Shareholders’ Equity” means TCSB’s total consolidated shareholders’ equity as of the Final Statement Date computed in accordance with U.S. generally accepted accounting principles (“GAAP”), consistently applied and excluding the net accumulated other comprehensive income/(loss) related to unrealized investment securities gains/(losses), and subject to additional adjustments as set forth in Section 5.26.1 of the merger agreement.

“Final Statement Date” means the last day of the calendar month preceding the date on which both TCSB’s shareholders have approved the merger and all regulatory approvals required by law to consummate the merger have been obtained (statutory waiting periods need not have expired), or such other date as agreed upon by IBCP and TCSB.

“Stock Purchase Value” is equal to the Exchange Ratio in effect at the time of the adjustment multiplied by the total number of shares of TCSB common stock outstanding as of the effective time of the merger multiplied by the Final Purchaser Price (as defined below and in the merger agreement).

•	If the Final Purchaser Price of a share of IBCP common stock is less than $19.07 and the number determined by dividing the Final Purchaser Price by $22.44 is less than the number obtained by subtracting (i) 15% from (ii) the quotient obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below), then TCSB will have the right to request an adjustment to the Exchange Ratio. If IBCP declines to adjust the Exchange Ratio as requested, then TCSB will have the right to terminate the merger agreement.

The “Final Purchaser Price” means the 15-day volume weighted average price of IBCP common stock ending on the sixth business day prior to the closing date for the merger in transactions reported on The Nasdaq Global Select Market.

The “Initial Index Price” means the closing price of the KBW Regional Banking Index (KRX), a sector index maintained by the Nasdaq Stock Market on December 1, 2017.

The “Final Index Price” means the closing price of the KBW Regional Banking Index (KRX) on the sixth business day prior to the closing date for the merger.

IBCP will not issue fractional shares of IBCP common stock in the merger. A TCSB shareholder who would otherwise be entitled to receive a fraction of a share of IBCP common stock in the merger will instead receive an amount of cash determined by multiplying that fraction by the Final Purchaser Price.

If, prior to the effective time of the merger, Traverse City State Bank receives a net recovery on a particular loan that is in default, TCSB is entitled to make a special cash dividend to its shareholders, in an amount specified by the merger agreement. See “The Merger Agreement – Potential Special Dividend” below for more information.

Recommendation of TCSB’s Board of Directors (page 22)

TCSB’s board of directors has unanimously determined that the merger is in substantial compliance with all applicable laws and is fair to and in the best interests of TCSB and TCSB’s shareholders, adopted the merger agreement and authorized the merger and the other transactions contemplated by the merger agreement, and unanimously recommends that TCSB shareholders vote “FOR” approval of the merger agreement and “FOR” approval of the Adjournment Proposal.

Vote Required for Approval; Voting Agreement (page 23)

The affirmative vote of the holders of a majority of the shares of TCSB common stock outstanding as of the record date for the special meeting is required to approve the merger agreement. The affirmative vote of the holders of a majority of votes cast at the special meeting is necessary to approve the Adjournment Proposal. No approval by IBCP shareholders is required.

As of the record date, TCSB’s directors, executive officers and their affiliates beneficially owned 1,064,555 shares of TCSB common stock, or approximately 43.25% of the shares of TCSB common stock entitled to vote at the special meeting. Each of TCSB’s directors has entered into a voting agreement pursuant to which he or she has agreed, subject to certain exceptions, to vote his or her shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse or over which the director has voting influence or control to be voted, in favor of approval of the merger agreement.

Fairness Opinion of TCSB’s Financial Advisor (page 30)

In connection with the merger, the board of directors of TCSB received a written opinion, dated December 4, 2017, from TCSB’s financial advisor, D.A. Davidson & Co. (“DADCO”), to the effect that, as of the date of the opinion and based on and subject to the various considerations described in the opinion, the Exchange Ratio is fair, from a financial point of view, to TCSB. The full text of DADCO’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by DADCO in rendering its opinion, is attached to this document as Appendix B. We encourage you to read the entire opinion carefully. The opinion of DADCO is directed to the board of directors of TCSB and does not constitute a recommendation to any TCSB shareholder as to how to vote at the special meeting or any other matter relating to the merger agreement or the merger.

Conditions to Complete the Merger (page 52)

The completion of the merger depends on a number of conditions being satisfied or, where permissible, waived. These conditions include, among others, receipt of regulatory approval, approval of TCSB shareholders, and other customary closing conditions. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals for the Merger (page 57)

Completion of the merger is subject to the approval of the Federal Reserve Board and the Michigan Department of Insurance and Financial Services. The applications to obtain such approval have been filed with these regulatory agencies as of the date of this prospectus and proxy statement. Although IBCP does not know of any reason why it will not obtain these regulatory approvals in a timely manner, it cannot be certain when or if it will obtain them.

Termination of the Merger Agreement (page 55) and Termination Fee (page 56)

The merger agreement can be terminated at any time prior to completion of the merger by mutual consent of the boards of directors of IBCP and TCSB. Also, either party can terminate the merger agreement in various circumstances. In some circumstances, TCSB is required to pay IBCP a termination fee of $2,529,658.

No Dissenters’ Rights in the Merger (page 39)

Dissenters’ rights are rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided in the Michigan Business Corporation Act (“MBCA”). Under the MBCA and TCSB’s articles of incorporation, holders of TCSB common stock will not have dissenters’ rights in connection with the merger.

Material United States Federal Income Tax Consequences (page 39)

IBCP and TCSB expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, holders of TCSB common stock who exchange their TCSB stock for IBCP stock will not recognize any gain or loss for U.S. federal income tax purposes upon that exchange.

You are urged to consult your own tax advisor regarding the particular consequences to you of the merger.

Market Value of Securities

IBCP common stock trades on The NASDAQ Global Select Market under the symbol IBCP. The following table presents quotation information for IBCP common stock on The NASDAQ Global Select Market for December 4, 2017, which was the last trading day prior to announcement of the signing of the merger agreement, and February 5, 2018, which was the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

	IBCP Common Stock
	High	Low	Close
December 4, 2017	$23.00	$22.45	$22.55
February 5, 2018	$23.45	$22.80	$22.80

TCSB common stock is not traded on an established public trading market.

Summary Selected Consolidated Financial Information of IBCP

The selected consolidated financial data presented below, as of and for the nine months ended September 30, 2017 and 2016, is unaudited. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2016, is derived from IBCP’s audited historical financial statements. You should read this information in conjunction with IBCP’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” starting on page 83 below. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
	(unaudited)
SUMMARY OF OPERATIONS:
Interest income	$72,283	$64,366	$86,523	$80,842	$80,555	$87,121	$99,398
Interest expense	6,413	4,975	6,882	5,856	7,299	9,162	13,143
Net interest income	65,870	59,391	79,641	74,986	73,256	77,959	86,255
Provision for loan losses	806	(1,439)	(1,309)	(2,714)	(3,136)	(3,988)	6,887
Net gain on securities	62	302	563	20	320	369	887
Net gain on branch sale	___	___	___	1,193	___	___	5,402
Gain on extinguishment of debt	___	___	___	___	500	___	___
Other Non-interest income	31,027	28,795	41,735	38,917	37,955	44,460	57,276
Non-interest expenses	68,946	65,469	90,347	88,450	89,951	104,118	116,735
Income before income tax	27,207	24,458	32,901	29,380	25,216	22,658	26,198
Income tax expense (benefit)	8,443	7,547	10,135	9,363	7,195	(54,851)	___
Net income	$18,764	16,911	$22,766	$20,017	$18,021	$77,509	$26,198
Preferred stock dividends	___	___	___	___	___	(3,001)	(4,347)
Preferred stock discount	___	___	___	___	___	7,554	___
Net income applicable to common stock	$18,764	$16,911	$22,766	$20,017	$18,021	$82,062	$21,851
PER COMMON SHARE DATA:
Net income per common share
Basic	$0.88	$0.79	$1.06	$0.88	$0.79	$5.87	$2.51
Diluted	0.87	0.78	1.05	0.86	0.77	3.55	0.80
Cash dividends declared and paid	0.30	0.24	0.34	0.26	0.18	0.00	0.00
Book value	12.55	11.82	11.71	11.28	10.91	10.15	5.58

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
	(unaudited)
SELECTED BALANCES:
Assets	$2,753,446	$2,538,319	$2,548,950	$2,409,066	$2,248,730	$2,209,943	$2,023,867
Loans	1,937,094	1,607,354	1,608,248	1,515,050	1,409,962	1,374,570	1,419,139
Allowance for loan losses	21,478	22,043	20,234	22,570	25,990	32,325	44,275
Deposits	2,343,761	2,206,960	2,225,719	2,085,963	1,924,302	1,884,806	1,779,537
Shareholders’ equity	267,710	250,902	248,980	251,092	250,371	231,581	134,975
Other borrowings	72,849	11,527	9,433	11,954	12,470	17,188	17,622
Subordinated debentures	35,569	35,569	35,569	35,569	35,569	40,723	50,175
SELECTED RATIOS:
Net interest income to average interest earning assets	3.65%	3.55%	3.52%	3.58%	3.67%	4.11%	4.04%
Net income to(2)
Average common equity	10.27	10.20	9.21	7.89	7.43	64.22	68.29
Average assets	1.01	1.02	0.92	0.86	0.80	3.87	0.92
Average shareholder’s equity to average assets	9.89	10.03	9.98	10.93	10.83	8.69	4.82
Tier 1 capital to average assets	10.63	10.56	10.50	10.91	11.18	10.61	8.08
Non-performing loans to Portfolio Loans	0.43	0.67	0.83	0.71	1.08	1.30	2.32
ASSET QUALITY RATIOS:
Net loan charge-offs to average portfolio loans	(0.03)%	(0.06)%	0.06%	0.05%	0.23%	0.58%	1.39%
Allowance for loan losses to total originated portfolio loans	1.11%	1.37%	1.26%	1.49%	1.84%	2.35%	3.12%
Allowance for loan losses to total nonperforming loans	255.39%	204.08%	151.41%	210.48%	170.56%	180.54%	134.43%
Nonperforming loans to total portfolio loans	0.43%	0.67%	0.83%	0.71%	1.08%	1.30%	2.32%
Nonperforming assets to total assets	0.38%	0.62%	0.72%	0.74%	0.96%	1.64%	2.92%
SELECTED RATIOS:
Total portfolio loans to total deposits	82.65%	72.83%	72.26%	72.63%	73.27%	72.93%	79.75%
Average total loans (including loans held for sale) to average earning assets	73.61%	70.13%	70.09%	69.30%	69.01%	73.94%	72.08%
Noninterest income to net revenue	30.07%	31.13%	32.83%	33.17%	32.49%	33.97%	39.01%
Leverage ratio	10.63%	10.56%	10.50%	10.91%	11.18%	10.61%	8.08%
Tier 1 risk-based capital ratio	14.04%	14.79%	14.70%	15.38%	16.80%	16.08%	13.37%
Total risk-based capital ratio	15.14%	16.05%	15.86%	16.65%	18.06%	17.35%	14.71%
Average equity to average assets	9.83%	10.02%	9.84%	10.93%	10.83%	8.69%	4.82%
Tangible common equity to tangible assets	9.67%	9.81%	9.70%	10.34%	11.03%	10.35%	6.49%
Dividend payout ratio	34.11%	30.45%	31.95%	29.45%	22.91%	0.00%	0.00%

Summary Selected Consolidated Financial Information of TCSB

The following tables set forth summary selected historical consolidated financial information of TCSB as of and for the nine months ended September 30, 2017 and 2016 and as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. The summary selected balance sheet data as of December 31, 2016, 2015, 2014, 2013 and 2012 and the summary selected income statement data for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 was derived from TCSB’s audited consolidated financial statements. The summary selected balance sheet and income statement data as of and for the nine months ended September 30, 2017 and 2016 was derived from TCSB’s unaudited interim consolidated financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Nine Months Ended		Year Ended
($ in thousands, except per share data)	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
INCOME STATEMENT DATA:
Interest income	$10,171	$8,658	$11,751	$10,938	$10,149	$8,758	$8,218
Interest expense	1,088	900	1,198	1,203	1,139	1,033	1,500
Net interest income	9,083	7,758	10,553	9,735	9,010	7,725	6,718
Provision for loan losses	700	200	800	325	75	625	1,210
Noninterest income	2,576	2,814	3,975	3,570	3,737	4,329	5,058
Noninterest expense	8,069	7,467	10,030	9,306	9,067	9,022	8,423
Net income	$1,982	$2,000	$2,515	$2,527	$2,421	$1,637	$1,452
Cash Dividends Declared Per Common Share(1)	—	—	—	—	—	—
PERFORMANCE:
Basic earnings per share	$0.82	$0.85	$1.07	$1.08	$1.03	$0.84	$0.75
Diluted earnings per share	$0.80	$0.83	$1.05	$1.05	$0.99	$0.83	$0.75
Book value per common share	$13.83	$12.45	$12.51	$11.58	$10.49	$9.44	$9.22
Return on average assets	0.79%	0.89%	0.83%	0.87%	0.96%	0.79%	0.76%
Return on average shareholders’ equity	8.28%	9.45%	8.83%	9.79%	10.50%	8.75%	8.61%
Net interest margin	3.80%	3.57%	3.60%	3.45%	3.71%	3.92%	3.77%
BALANCE SHEET DATA:
Total assets	$348,924	$312,068	$314,377	$295,817	$267,786	$232,230	$192,265
Total loans	277,891	238,139	250,311	222,184	208,878	178,404	137,191
Total deposits	291,607	264,430	266,061	249,625	220,290	190,350	162,524
FHLB Advances	16,500	11,500	11,500	11,500	16,500	13,000	3,500
Shareholders’ equity	33,401	29,202	30,038	27,171	24,597	22,136	17,868
AVERAGE BALANCE SHEET SUMMARY:
Total assets	$332,767	$300,640	$303,590	$288,777	$252,867	$208,248	$190,620
Earning assets	319,192	290,791	293,457	281,810	242,969	197,008	178,209
Total loans	268,068	228,034	233,175	217,698	194,580	153,702	135,501
Total deposits	273,589	253,088	255,717	242,897	208,656	170,545	158,863
FHLB Advances	16,060	11,500	11,500	13,486	13,412	9,681	3,500
Shareholders’ equity	31,925	28,296	28,545	25,880	23,160	18,877	17,006
ASSET QUALITY RATIOS:
Net loan charge-offs to average loans	0.48%	(0.04)%	0.12%	0.23%	0.16%	0.52%	0.37%
Allowance for loan losses to total loans	0.85%	0.61%	1.17%	1.08%	1.24%	1.57%	2.16%
Allowance for loan losses to total nonperforming loans	127.11%	36.90%	107.35%	55.18%	79.00%	46.20%	34.45%
Nonperforming loans to total loans	0.33%	1.13%	0.73%	1.53%	1.47%	2.50%	4.42%
Nonperforming assets to total assets	0.53%	1.25%	0.87%	1.48%	1.23%	2.65%	4.55%

	Nine Months Ended		Year Ended
($ in thousands, except per share data)	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
SELECTED RATIOS:
Total loans to total deposits	95.30%	90.06%	94.08%	89.01%	94.82%	93.72%	84.41%
Average total loans to average earning assets	83.97%	78.42%	79.46%	77.25%	80.08%	78.02%	76.03%
Noninterest income to net revenue	20.21%	24.53%	25.28%	24.61%	26.91%	33.08%	38.10%
Leverage ratio	9.83%	9.74%	9.73%	9.46%	9.13%	9.76%	9.92%
Tier 1 risk-based capital ratio	12.51%	13.07%	12.67%	13.66%	12.12%	12.17%	13.28%
Total risk-based capital ratio	13.40%	14.27%	13.92%	14.83%	13.37%	13.43%	15.81%
Average equity to average assets	9.59%	9.41%	9.40%	8.96%	9.16%	9.06%	8.92%
Tangible common equity to tangible assets	8.83%	8.52%	8.73%	8.30%	8.21%	8.41%	7.93%
Dividend Payout Ratio	—	—	—	—	—	—	—

Comparative Per Share Data (Unaudited)

The following table shows information about earnings per share, dividends paid per share, and tangible book value per share, on a historical basis and on a pro forma combined and pro forma equivalent per share basis.

Comparative Per Share Data	IBCP Historical	TCSB Historical	Pro Forma Combined(1)(2)	Equivalent Pro Forma Per Share of TCSB(3)
Nine Months ended September 30, 2017:
Basic earnings	$0.88	$0.82	$0.85	$0.95
Diluted earnings	$0.87	$0.80	$0.83	$0.93
Cash dividends paid	$0.30	$—	$0.30	$0.33
Tangible book value	$12.47	$12.65	$12.15	$13.57

Year ended December 31, 2016
Basic earnings	$1.06	$1.07	$1.03	$1.15
Diluted earnings	$1.05	$1.05	$1.01	$1.13
Cash dividends paid	$0.34	$—	$0.34	$0.38
Tangible book value	$11.62	$11.32	$11.26	$12.57
(1)	The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of IBCP and TCSB, adjusted for purchase accounting entries, and dividing the resulting amount by the average pro forma shares of IBCP and TCSB, giving effect to the merger as if it had occurred as of the beginning of the period presented, excluding any merger transaction costs. The pro forma combined tangible book value amount, however, does include the impact of estimated merger and integration costs. The average pro forma shares of IBCP and TCSB reflect historical basic and diluted shares, plus historical basic and diluted average shares of TCSB, as adjusted based on the fixed Exchange Ratio of 1.1166 shares of IBCP common stock for each share of TCSB common stock. The number of shares to be issued is subject to adjustment in certain limited circumstances.
(2)	Pro forma combined cash dividends paid represents IBCP’s historical amounts only.
(3)	The equivalent pro forma per share of TCSB amounts were calculated by multiplying the pro forma combined amounts by the fixed Exchange Ratio of 1.1166 shares of IBCP common stock for each share of TCSB common stock.

RISK FACTORS

In addition to the matters addressed in this prospectus and proxy statement, including the information under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the merger agreement.

Risks Related to IBCP’s Business

Investing in IBCP’s common stock involves risks, including (among others) the following factors:

General political, economic or industry conditions, either domestically or internationally, may be less favorable than expected.

Local, domestic, and international economic, political and industry-specific conditions affect the financial services industry, directly and indirectly. Conditions such as or related to inflation, recession, unemployment, volatile interest rates, international conflicts and other factors outside of IBCP’s control, such as real estate values, energy costs, fuel prices, state and local municipal budget deficits, and government spending and the U.S. national debt, may, directly and indirectly, adversely affect IBCP. As has been the case with the impact of recent economic conditions, economic downturns could result in the delinquency of outstanding loans, which could have a material adverse impact on IBCP’s earnings.

Governmental monetary and fiscal policies may adversely affect the financial services industry and therefore impact IBCP’s financial condition and results of operations.

Monetary and fiscal policies of various governmental and regulatory agencies, particularly the Federal Reserve, affect the financial services industry, directly and indirectly. The Federal Reserve regulates the supply of money and credit in the U.S., and its monetary and fiscal policies determine in a large part IBCP’s cost of funds for lending and investing and the return that can be earned on such loans and investments. Changes in such policies, including changes in interest rates, will influence the origination of loans, the value of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits. Changes in monetary and fiscal policies are beyond IBCP’s control and difficult to predict. IBCP’s financial condition and results of operations could be materially adversely impacted by changes in governmental monetary and fiscal policies.

Volatility and disruptions in global capital and credit markets may adversely impact IBCP’s business, financial condition and results of operations.

Even though IBCP operates in a distinct geographic region in the U.S., it is impacted by global capital and credit markets, which are sometimes subject to periods of extreme volatility and disruption. Disruptions, uncertainty or volatility in the capital and credit markets may limit IBCP’s ability to access capital and manage liquidity, which may adversely affect IBCP’s business, financial condition and results of operations. Further, IBCP’s customers may be adversely impacted by such conditions, which could have a negative impact on IBCP’s business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect IBCP.

IBCP’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. IBCP has exposure to many different industries and counterparties, and it routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led, and may further lead, to market-wide liquidity problems and could lead to losses or defaults by IBCP or by other institutions. Many of these transactions could expose IBCP to credit risk in the event of default by a counterparty. In addition, IBCP’s credit risk may be impacted when the collateral held by it cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to it. There is no assurance that any such losses would not adversely affect IBCP and possibly be material in nature.

Changes in regulation or oversight may have a material adverse impact on IBCP’s operations.

IBCP is subject to extensive regulation, supervision and examination by the Federal Reserve Board, the FDIC, the Michigan Department of Insurance and Financial Services, the SEC and other regulatory bodies. Such regulation and supervision governs the activities in which IBCP may engage. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on IBCP’s operations, investigations and limitations related to IBCP’s securities, the classification of its assets and determination of the level of its allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material adverse impact on IBCP’s business, financial condition or results of operations.

In particular, Congress and other regulators have increased their focus on the regulation of the financial services industry in recent years. While recent changes in the executive branch may mitigate this impact, the effects on IBCP of recent legislation and regulatory actions cannot reliably be fully determined at this time. Moreover, as some of the legislation and regulatory actions previously implemented in response to the recent financial crisis expire, the impact of the conclusion of these programs on the financial sector and on the economic recovery is unknown. Any delay in the economic recovery or a worsening of current financial market conditions could adversely affect IBCP. IBCP can neither predict when or whether future regulatory or legislative reforms will be enacted nor what their contents will be. The impact of any future legislation or regulatory actions on IBCP’s businesses or operations cannot be determined at this time, and such impact may adversely affect IBCP.

IBCP has credit risk inherent in its loan portfolios, and its allowance for loan losses may not be sufficient to cover actual loan losses.

IBCP’s loan customers may not repay their loans according to their respective terms, and the collateral securing the payment of these loans may be insufficient to cover any losses IBCP may incur. IBCP makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. Non-performing loans amounted to $8.4 million and $13.4 million at September 30, 2017 and December 31, 2016, respectively. IBCP’s allowance for loan losses coverage ratio of non-performing loans was 255.39% and 151.41% at September 30, 2017 and December 31, 2016, respectively. In determining the size of the allowance for loan losses, IBCP relies on its experience and its evaluation of current economic conditions. If IBCP’s assumptions or judgments prove to be incorrect, its current allowance for loan losses may not be sufficient to cover certain loan losses inherent in its loan portfolio, and adjustments may be necessary to account for different economic conditions or adverse developments in its loan portfolio. Material additions to its allowance for loan losses would adversely impact its operating results.

In addition, federal and state regulators periodically review IBCP’s allowance for loan losses and may require IBCP to increase its provision for loan losses or recognize additional loan charge-offs, notwithstanding any internal analysis that has been performed. Any increase in IBCP’s allowance for loan losses or loan charge-offs required by these regulatory agencies could have a material adverse effect on its results of operations and financial condition.

IBCP has credit risk in its securities portfolio.

IBCP maintains diversified securities portfolios, which include obligations of the U.S. Treasury and government-sponsored agencies as well as securities issued by states and political subdivisions, mortgage-backed securities, corporate securities and asset-backed securities. IBCP seeks to limit credit losses in its securities portfolios by principally purchasing highly rated securities (generally rated “AA” or higher by a major debt rating agency) and by conducting due diligence on the issuer. However, gross unrealized losses on securities available for sale in its portfolio totaled approximately $1.8 million as of September 30, 2017 (compared to approximately $7.6 million as of December 31, 2016). IBCP believes these unrealized losses are temporary in nature and are expected to be recovered within a reasonable time period as it believes it has the ability to hold the securities to maturity or until such time as the unrealized losses reverse. However, IBCP evaluates securities available for sale for other than temporary impairment (OTTI) at least quarterly and more frequently when economic or market concerns warrant such evaluation. Those evaluations may result in OTTI charges to its earnings. In addition to these impairment charges, IBCP may, in the future, experience additional losses in its securities portfolio which may result in charges that could materially adversely affect its results of operations.

IBCP has agreed to indemnify the purchaser of Mepco’s business against certain losses it may incur as a result of its purchase of the business.

In connection with IBCP’s sale of substantially all of the assets of its Mepco subsidiary in May of 2017, it agreed to contractually indemnify the purchaser from certain losses the purchaser may incur, including as a result of its failure to collect certain receivables it purchased as part of the business as well as breaches of representations and warranties IBCP made in the sale agreement, subject to various limitations. IBCP has not accrued any liability related to this sale in its financial statements because it believes the likelihood of having to pay any amount as a result of these indemnification obligations is remote. However, if the purchaser is unable to collect the receivables it purchased from Mepco or otherwise encounters difficulties in operating the business, it is possible it could make one or more claims against IBCP pursuant to the sale agreement. In that event, IBCP may incur expenses in defending any such claims and/or amounts paid to such purchaser to resolve such claims. As of September 30, 2017, the balance of these receivables had declined to $22.5 million, and to date the purchaser has made no claims for indemnification.

IBCP’s mortgage-banking revenues are susceptible to substantial variations, due in part to factors it does not control, such as market interest rates.

A portion of IBCP’s revenues are derived from net gains on mortgage loans. These net gains primarily depend on the volume of loans IBCP sells, which in turn depends on its ability to originate real estate mortgage loans and the demand for fixed-rate obligations and other loans that are outside of its established interest-rate risk parameters. Net gains on mortgage loans are also dependent upon economic and competitive factors as well as IBCP’s ability to effectively manage exposure to changes in interest rates. Consequently, they can often be a volatile part of IBCP’s overall revenues. IBCP realized net gains of $8.9 million on mortgage loans during the first nine months of 2017 compared to $7.7 million during the first nine months of 2016, and IBCP realized net gains of $10.6 million on mortgage loans during 2016 compared to $7.4 million during 2015 and $5.6 million during 2014.

IBCP is subject to liquidity risk in its operations, which could adversely impact its ability to fund various obligations.

Liquidity risk is the possibility of being unable to meet obligations as they come due or capitalize on growth opportunities as they arise because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is required to fund various obligations, including credit obligations to borrowers, loan originations, withdrawals by depositors, repayment of debt, dividends to shareholders, operating expenses and capital expenditures. Liquidity is derived primarily from retail deposit growth and earnings retention, principal and interest payments on loans and investment securities, net cash provided from operations and access to other funding. If IBCP is unable to maintain adequate liquidity, then its business, financial condition and results of operations could be negatively impacted.

IBCP must rely on dividends or returns of capital from its subsidiary bank for most of its cash flow.

IBCP is a separate and distinct legal entity from its subsidiary bank, Independent Bank. Generally, the parent company receives substantially all of its cash flow from dividends or returns of capital from the subsidiary bank. These dividends or returns of capital are the principal source of funds to pay the parent company’s operating expenses and for cash dividends on its common stock. Various federal and/or state laws and regulations limit the amount of dividends that the bank may pay to the parent company.

Any future strategic acquisitions or divestitures may present certain risks to IBCP’s business and operations.

Difficulties in capitalizing on the opportunities presented by a future acquisition may prevent IBCP from fully achieving the expected benefits from the acquisition, or may cause the achievement of such expectations to take longer to realize than expected. Further, the assimilation of the acquired entity’s customers and markets could result in higher than expected deposit attrition, loss of key employees, disruption of IBCP’s businesses or the businesses of the acquired entity or otherwise adversely affect IBCP’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. These matters could have an adverse effect on IBCP for an undetermined period. IBCP will be subject to similar risks and difficulties in connection with any future decisions to downsize, sell or close units or otherwise change its business mix.

Compliance with new capital requirements may adversely affect IBCP.

The capital requirements applicable to IBCP as a bank holding company as well as to its subsidiary bank have been substantially revised in connection with Basel III and the requirements of the Financial Reform Act. These more stringent capital requirements, and any other new regulations, could adversely affect IBCP’s ability to pay dividends in the future, or could require it to reduce business levels or to raise capital, including in ways that may adversely affect its results of operations or financial condition and/or existing shareholders. The ultimate impact of the new capital requirements cannot be determined at this time and will depend on a number of factors, including treatment and implementation by the U.S. bank regulators. However, maintaining higher levels of capital may reduce IBCP’s profitability and otherwise adversely affect its business, financial condition, or results of operations.

Declines in the businesses or industries of IBCP’s customers could cause increased credit losses, which could adversely affect IBCP.

IBCP’s business customer base consists, in part, of customers in volatile businesses and industries such as the automotive production industry and the real estate business. These industries are sensitive to global economic conditions and supply chain factors. Any decline in one of those customers’ businesses or industries could cause increased credit losses, which in turn could adversely affect IBCP.

The introduction, implementation, withdrawal, success and timing of business initiatives and strategies may be less successful or may be different than anticipated, which could adversely affect IBCP’s business.

IBCP makes certain projections and develops plans and strategies for its banking and financial products. If IBCP does not accurately determine demand for or changes in its banking and financial product needs, it could result in IBCP incurring significant expenses without the anticipated increases in revenue, which could result in a material adverse effect on its business.

IBCP may not be able to utilize technology to efficiently and effectively develop, market, and deliver new products and services to its customers.

The financial services industry experiences rapid technological change with regular introductions of new technology-driven products and services. The efficient and effective utilization of technology enables financial institutions to better serve customers and to reduce costs. IBCP’s future success depends, in part, upon its ability to address the needs of its customers by using technology to market and deliver products and services that will satisfy customer demands, meet regulatory requirements, and create additional efficiencies in its operations. IBCP may not be able to effectively develop new technology-driven products and services or be successful in marketing or supporting these products and services to its customers, which could have a material adverse impact on its financial condition and results of operations.

Operational difficulties, failure of technology infrastructure or information security incidents could adversely affect IBCP’s business and operations.

IBCP is exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, failure of its controls and procedures and unauthorized transactions by employees or operational errors, including clerical or recordkeeping errors or those resulting from computer or telecommunications systems malfunctions. Given the high volume of transactions IBCP processes, certain errors may be repeated or compounded before they are identified and resolved. In particular, IBCP’s operations rely on the secure processing, storage and transmission of confidential and other information on its technology systems and networks. Any failure, interruption or breach in security of these systems could result in failures or disruptions in its customer relationship management, general ledger, deposit, loan and other systems.

IBCP also faces the risk of operational disruption, failure or capacity constraints due to its dependency on third party vendors for components of its business infrastructure, including its core data processing systems which are largely outsourced. While IBCP has selected these third party vendors carefully, it does not control their operations. As such, any failure on the part of these business partners to perform their various responsibilities could also adversely affect IBCP’s business and operations.

IBCP may also be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control, which may include, for example, computer viruses, cyberattacks, spikes in transaction volume and/or customer activity, electrical or telecommunications outages, or natural disasters. Although IBCP has programs in place related to business continuity, disaster recovery and information security to maintain the confidentiality, integrity, and availability of its systems, business applications and customer information, such disruptions may give rise to interruptions in service to customers and loss or liability to IBCP.

The occurrence of any failure or interruption in IBCP’s operations or information systems, or any security breach, could cause reputational damage, jeopardize the confidentiality of customer information, result in a loss of customer business, subject IBCP to regulatory intervention or expose it to civil litigation and financial loss or liability, any of which could have a material adverse effect on IBCP.

Changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing, could adversely affect IBCP’s net interest income and financial condition.

The operations of financial institutions such as IBCP are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Prevailing economic conditions, the trade, fiscal and monetary policies of the federal government and the policies of various regulatory agencies all affect market rates of interest and the availability and cost of credit, which in turn significantly affect financial institutions’ net interest income. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as federal government and corporate securities and other investment vehicles, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions. IBCP’s financial results could be materially adversely impacted by changes in financial market conditions.

Competitive product and pricing pressures among financial institutions within IBCP’s markets may change.

IBCP operates in a very competitive environment, which is characterized by competition from a number of other financial institutions in each market in which it operates. IBCP competes with large national and regional financial institutions and with smaller financial institutions in terms of products and pricing. If IBCP is unable to compete effectively in products and pricing in its markets, business could decline, which could have a material adverse effect on IBCP’s business, financial condition or results of operations.

Changes in customer behavior may adversely impact IBCP’s business, financial condition and results of operations.

IBCP uses a variety of methods to anticipate customer behavior as a part of its strategic planning and to meet certain regulatory requirements. Individual, economic, political, industry-specific conditions and other factors outside of its control, such as fuel prices, energy costs, real estate values or other factors that affect customer income levels, could alter predicted customer borrowing, repayment, investment and deposit practices. Such a change in these practices could materially adversely affect IBCP’s ability to anticipate business needs and meet regulatory requirements.

Further, difficult economic conditions may negatively affect consumer confidence levels. A decrease in consumer confidence levels would likely aggravate the adverse effects of these difficult market conditions on IBCP, its customers and others in the financial institutions industry.

IBCP’s ability to maintain and expand customer relationships may differ from expectations

The financial services industry is very competitive. IBCP not only vies for business opportunities with new customers, but also competes to maintain and expand the relationships it has with its existing customers. While IBCP believes that it can continue to grow many of these relationships, IBCP will continue to experience pressures to maintain these relationships as its competitors attempt to capture its customers. Failure to create new customer relationships and to maintain and expand existing customer relationships to the extent anticipated may adversely impact IBCP’s earnings.

IBCP’s ability to retain key officers and employees may change.

IBCP’s future operating results depend substantially upon the continued service of its executive officers and key personnel. IBCP’s future operating results also depend in significant part upon its ability to attract and retain qualified management, financial, technical, marketing, sales and support personnel. Competition for qualified personnel is intense, and IBCP cannot ensure success in attracting or retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may be increasingly difficult for IBCP to hire personnel over time.

Further, IBCP’s ability to retain key officers and employees may be impacted by legislation and regulation affecting the financial services industry. IBCP’s business, financial condition or results of operations could be materially adversely affected by the loss of any key employees, or its inability to attract and retain skilled employees.

Legal and regulatory proceedings and related matters with respect to the financial services industry, including those directly involving IBCP, could adversely affect it or the financial services industry in general.

IBCP has been, and may in the future be, subject to various legal and regulatory proceedings. It is inherently difficult to assess the outcome of these matters, and there can be no assurance that IBCP will prevail in any proceeding or litigation. Any such matter could result in substantial cost and diversion of IBCP’s efforts, which by itself could have a material adverse effect on IBCP’s financial condition and operating results. Further, adverse determinations in such matters could result in actions by IBCP’s regulators that could materially adversely affect its business, financial condition or results of operations.

Methods of reducing risk exposures might not be effective.

Instruments, systems and strategies used to hedge or otherwise manage exposure to various types of credit, market and liquidity, operational, compliance, business risks and enterprise-wide risk could be less effective than anticipated. As a result, IBCP may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk, which could have a material adverse impact on its business, financial condition or results of operations.

Terrorist activities or other hostilities may adversely affect the general economy, financial and capital markets, specific industries, and IBCP.

Terrorist attacks or other hostilities may disrupt IBCP’s operations or those of its customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economies in general and consumer confidence and spending in particular, which could harm IBCP’s operations. Any of these events could increase volatility in the U.S. and world financial markets, which could harm IBCP’s stock price and may limit the capital resources available to it and its customers. This could have a material adverse impact on IBCP’s operating results, revenues and costs and may result in increased volatility in the market price of its common stock.

Catastrophic events, including, but not limited to, hurricanes, tornadoes, earthquakes, fires and floods, may adversely affect the general economy, financial and capital markets, specific industries, and IBCP.

IBCP has significant operations and a significant customer base in Michigan where natural and other disasters may occur, such as tornadoes and floods. These types of natural catastrophic events at times have disrupted the local economy, IBCP’s business, and IBCP’s customers and have posed physical risks to its property. In addition, catastrophic events occurring in other regions of the world may have an impact on IBCP’s customers and in turn, on IBCP. A significant catastrophic event could materially adversely affect IBCP’s operating results.

Changes in accounting standards could materially impact IBCP’s financial statements.

From time to time, changes are made to the financial accounting and reporting standards that govern the preparation of IBCP’s financial statements. These changes can be difficult to predict and can materially impact how IBCP records and reports its financial condition and results of operations. In some cases, IBCP could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to accumulated deficit.

IBCP’s failure to appropriately apply certain critical accounting policies could result in a misstatement of its financial results and condition.

Accounting policies and processes are fundamental to how IBCP records and reports its financial condition and results of operations. IBCP must exercise judgment in selecting and applying many of these accounting policies and processes so they comply with U.S. GAAP. In some cases, IBCP must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in IBCP reporting materially different results than would have been reported under a different alternative.

IBCP has identified certain accounting policies as being critical because they require IBCP to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. IBCP has established detailed policies and control procedures that are intended to ensure these critical accounting estimates and judgments are well controlled and applied consistently. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Because of the uncertainty surrounding management’s judgments and the estimates pertaining to these matters, IBCP cannot guarantee that it will not be required to adjust accounting policies or restate prior period financial statements. See note #1, “Accounting Policies” in the Notes to Consolidated Financial Statements included in the financial schedules delivered with this prospectus and proxy statement.

The trading price of IBCP’s common stock may be subject to significant fluctuations and volatility.

The market price of IBCP’s common stock could be subject to significant fluctuations due to, among other things:

•	variations in quarterly or annual results of operations;
•	changes in dividends per share;
•	deterioration in asset quality, including declining real estate values;
•	changes in interest rates;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving IBCP or its competitors;
•	regulatory actions, including changes to regulatory capital levels, the components of regulatory capital and how regulatory capital is calculated;
•	new regulations that limit or significantly change IBCP’s ability to continue to offer products or services;
•	volatility of stock market prices and volumes;
•	issuance of additional shares of common stock or other debt or equity securities;
•	changes in market valuations of similar companies;
•	changes in securities analysts’ estimates of financial performance or recommendations;
•	perceptions in the marketplace regarding the financial services industry, IBCP and/or its competitors; and/or
•	the occurrence of any one or more of the risk factors described above.

Risks Related to Proposed Merger

The value of the Merger Consideration will fluctuate with the price of IBCP common stock.

Upon completion of the merger, each share of TCSB common stock will be converted into the right to receive the Merger Consideration.

Except as provided in the merger agreement, there will be no adjustment made to the Merger Consideration as a result of fluctuations in the market price of IBCP common stock or the value of TCSB common stock. As a result, it is possible that the value of any IBCP common stock you receive in the merger will be different than the value of such shares on the date that the TCSB board of directors adopted the merger agreement, on the date of the information concerning stock value presented in this prospectus and proxy statement, and on the date that you vote to approve the merger agreement. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in IBCP’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond IBCP’s control. Accordingly, at the time of the special meeting, you will not necessarily know or be able to calculate the exact value of the shares of IBCP common stock you will receive upon completion of the merger. You should obtain current market quotations for shares of IBCP common stock.

In addition, the Merger Consideration is subject to adjustment in certain circumstances. See “What TCSB Shareholders will Receive in the Merger” on page 41 below.

Regulatory approvals may not be received, may take longer to receive than expected, or may impose conditions that are not presently anticipated.

Before the transactions contemplated in the merger agreement may be completed, regulatory approvals must be obtained from the Federal Reserve Board and the Michigan Department of Insurance and Financial Services. These governmental entities will consider, among other factors, the competitive impact of the merger, IBCP’s financial and managerial resources, the convenience and needs of the communities to be served, capital position, safety and soundness, legal and regulatory compliance matters, and Community Reinvestment Act matters, and they may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. There can be no assurance as to whether regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on TCSB and IBCP. These uncertainties may impair TCSB’s ability to attract, retain and motivate key personnel until the merger is consummated. Retention of certain employees by TCSB may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with IBCP or TCSB. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with IBCP, IBCP’s business following the merger could be harmed. In addition, uncertainties related to the merger could cause customers and others that deal with TCSB or IBCP to seek to change existing business relationships with TCSB or IBCP, or delay or defer certain business decisions with respect to TCSB or IBCP, which could negatively affect IBCP’s or TCSB’s respective revenues, earnings and cash flows, as well as the market price of IBCP common stock or the value of TCSB common stock, regardless of whether the merger is completed. Furthermore, the merger agreement restricts TCSB from taking specified actions without the consent of IBCP until the merger occurs or the merger agreement is terminated. These restrictions may prevent TCSB from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement – Conduct of Business Pending the Merger” for a summary of certain of the contractual restrictions to which TCSB is subject.

Combining the two companies may be more difficult, costly, or time-consuming than expected.

The difficulties of merging the operations of TCSB with those of IBCP include, among others, integrating personnel with diverse business backgrounds, combining different corporate cultures, retaining key employees, and converting operating systems. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the companies, and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of TCSB into IBCP could have an adverse effect on the business and results of operations of TCSB or IBCP. As with any merger of banking institutions, there also may be business disruptions that cause the banks to lose customers or cause customers to take their deposits out of the banks. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. Inability to integrate our operations successfully and in a timely manner could result in the expected benefits of the merger not being realized.

TCSB shareholders’ percentage ownership of IBCP will be much smaller than their percentage ownership of TCSB.

TCSB shareholders currently have the right to vote in the election of the TCSB board of directors and on other matters affecting TCSB. When the merger occurs, each TCSB shareholder will become a shareholder of IBCP with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of TCSB. Because of this, the TCSB shareholders will have less influence on the management and policies of IBCP than they now have on the management and policies of TCSB.

Directors and officers of TCSB have interests in the merger that differ from the interests of non-director or non-management shareholders.

Some of the directors and officers of TCSB have interests in the merger that differ from, or are in addition to, their interests as shareholders of TCSB generally. These interests exist because of, among other things, employment or severance agreements that the officers entered into with TCSB, rights that TCSB officers and directors have under TCSB’s benefit plans, and rights to indemnification and directors’ and officers’ insurance following the merger. The members of each of TCSB’s and IBCP’s boards of directors knew about these additional interests and considered them when they adopted the merger agreement and approved the merger. For a more detailed discussion of these interests, see “Interests of Certain Directors and Executive Officers in the Merger.”

The merger agreement limits TCSB’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit TCSB’s ability to encourage or consider competing third-party proposals to acquire TCSB, all or a significant part of its assets or stock, or other similar business combinations. These provisions, which include a $2,529,658 termination fee payable to IBCP under certain circumstances, might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of TCSB from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire TCSB than it might otherwise have proposed to pay. See “The Merger Agreement – Acquisition Proposals by Third Parties” and “The Merger Agreement – Termination Fee.”

The merger agreement may be terminated in accordance with its terms and the merger may not be completed, which could have a negative impact on TCSB.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include completion of the merger by September 4, 2018, receipt of TCSB shareholder approval, receipt of regulatory approvals, continued accuracy of certain representations and warranties by both parties, and performance by both parties of certain covenants and agreements. In addition, the merger agreement may be terminated in certain circumstances. In particular, IBCP is not obligated to complete the merger if the Company Consolidated Shareholders’ Equity is less than $33,000,000 as of the Final Statement Date.

If the merger agreement is terminated, there may be various consequences to TCSB, including:

•	TCSB’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger without realizing any of the anticipated benefits of completing the merger; and
•	TCSB may have incurred substantial expenses in connection with the merger without realizing any of the anticipated benefits of completing the merger.

If the merger agreement is terminated and the TCSB board of directors seeks another merger or business combination, under certain circumstances, TCSB is required to pay IBCP a $2,529,658 termination fee. TCSB shareholders cannot be certain that TCSB would be able to find a party willing to pay an equivalent or more attractive price than the price IBCP has agreed to pay in the merger.

IBCP may fail to realize the cost savings estimated for the merger.

IBCP expects to achieve cost savings from the merger when the two companies have been fully integrated. The cost savings estimates assume the ability to combine the businesses of IBCP and TCSB in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or if IBCP is not able to combine successfully the two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

The fairness opinion obtained by TCSB from its financial advisor will not reflect changes between the date of the opinion and the effective time of the merger.

D.A. Davidson & Co., the financial advisor to TCSB, has delivered a “fairness opinion” to the board of directors of TCSB. The opinion of DADCO is directed to the board of directors of TCSB and is not a recommendation to any shareholder on how to vote on the merger agreement or any other matter. The opinion, which was issued on December 4, 2017, states that, based upon and subject to the assumptions and limitations on review set forth in the opinion, the Exchange Ratio is fair, from a financial point of view, to TCSB. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, and therefore does not address the fairness of the Exchange Ratio as of the date of this prospectus and proxy statement, the date of the special meeting, or at the time the merger will be completed.

The merger may fail to qualify as a reorganization for federal income tax purposes, resulting in your recognition of taxable gain or loss in respect of all of your TCSB common stock.

IBCP and TCSB intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Internal Revenue Service (“IRS”) will not provide a ruling on the matter. IBCP and TCSB each will, as a condition to closing, obtain an opinion from counsel that the merger will constitute a reorganization for federal income tax purposes. However, these opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, TCSB shareholders generally would recognize gain or loss on each share of TCSB common stock surrendered in an amount equal to the difference between the shareholder’s adjusted tax basis in that share and the fair market value of the IBCP common stock received in exchange for that share upon completion of the merger. See “Proposal 1 – The Merger – Material United States Federal Income Tax Consequences” on page 39.

The shares of IBCP common stock to be received by TCSB shareholders as a result of the merger will have different rights from the shares of TCSB common stock.

The rights associated with TCSB common stock are different from the rights associated with IBCP common stock. See “Comparison of Common Shareholder Rights” for a discussion of the different rights associated with IBCP common stock as compared to TCSB common stock.

Litigation may be filed against TCSB, its board of directors, and/or IBCP that could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

In connection with the merger, it is possible that TCSB shareholders may file putative shareholder class action lawsuits against TCSB, its board of directors, and/or IBCP. Among other remedies, the plaintiffs may seek to enjoin the merger. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, such potential lawsuits could prevent or delay completion of the merger and result in substantial costs to TCSB and IBCP, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect TCSB’s and IBCP’s business, financial condition, results of operations, cash flows and market price.

TCSB SPECIAL MEETING AND GENERAL PROXY INFORMATION

Date, Time, Place, and Purpose

The TCSB board of directors is sending you this prospectus and proxy statement and proxy to use at the special meeting. At the special meeting, the TCSB board of directors will ask you to vote (1) to approve the merger agreement and (2) to approve the Adjournment Proposal.

The special meeting will be held on March 14, 2018, at 2:30 p.m., local time, at Traverse Area District Library, 610 Woodmere Avenue, Traverse City, Michigan 49686.

Recommendation of TCSB’s Board of Directors

TCSB’s board of directors has unanimously determined that the merger is in substantial compliance with all applicable laws and is fair to and in the best interests of TCSB and TCSB’s shareholders, adopted the merger agreement and authorized the merger and the other transactions contemplated by the merger agreement, and unanimously recommends that TCSB shareholders vote “FOR” approval of the merger agreement and “FOR” the Adjournment Proposal.

Voting by Proxy; Record Date

TCSB’s board of directors has designated February 5, 2018, as the record date for determination of shareholders entitled to notice of and to vote at the special meeting. As of the record date, 2,428,001 shares of TCSB common stock were issued and outstanding and held by approximately 365 record holders. TCSB shareholders are entitled to one vote on each matter considered and voted on at the special meeting for each share of TCSB common stock held of record at the close of business on the record date. If a holder of shares of TCSB common stock as of the record date properly submits a proxy, the shares represented by that proxy will be voted at the special meeting and at any adjournment of that meeting. If a shareholder specifies a choice, the proxy will be voted in accordance with the shareholder’s specification. If no specification is made, your shares of TCSB common stock represented by your proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the Adjournment Proposal.

TCSB’s management currently is not aware of any other matter to be presented at the special meeting. If other matters are presented, the shares for which proxies have been received will be voted in accordance with the discretion of the persons named as proxies.

Revocation of Proxies

A TCSB shareholder who has given a proxy may revoke it at any time before its exercise at the special meeting by one of three ways. First, you may send a written notice to the President and Chief Financial Officer of TCSB, Ann Bollinger, 333 West Grandview Parkway, Traverse City, Michigan 49684, stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy, dated at a date later than your most recent proxy. Third, you may attend the special meeting and vote in person. Your attendance at the special meeting will not, however, by itself revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Proxy Solicitation

The board of directors and management of TCSB will initially solicit proxies by mail. If they deem it advisable, directors, officers, and employees of TCSB may also solicit proxies in person, by telephone or by electronic means without additional compensation. In addition, nominees and other fiduciaries may solicit proxies. Such persons may, at the request of TCSB’s management, mail material to or otherwise communicate with the beneficial owners of shares held by them.

Expenses

Except for internal costs and fees of TCSB, IBCP will pay all expenses incurred in connection with the solicitation of proxies of TCSB shareholders. IBCP will pay all expenses incurred in connection with the printing and mailing of this prospectus and proxy statement and all filing costs associated with the registration statement and the applications for regulatory approval. Otherwise, IBCP and TCSB will each pay their own fees and expenses incident to preparing for, entering into, and carrying out the merger agreement and procuring any necessary approvals, including fees and expenses of its own legal counsel and accountants and postage expenses.

Quorum

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the TCSB shareholders at the special meeting is necessary to constitute a quorum. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum.

Vote Required for Approval; Voting Agreement

The affirmative vote of the holders of a majority of the shares of TCSB common stock outstanding as of the record date for the special meeting is required to approve the merger agreement. Because the required vote of TCSB shareholders on the merger agreement is based upon the number of outstanding shares of TCSB common stock entitled to vote rather than upon the number of shares actually voted, a failure to vote and abstentions will have the same practical effect as a vote against approval of the merger agreement. The affirmative vote of the holders of a majority of votes cast at the special meeting is necessary to approve the Adjournment Proposal. A failure to vote and abstentions will have no effect on this proposal. No approval by IBCP shareholders is required.

As of the record date, TCSB’s directors, executive officers, and their affiliates beneficially owned 1,064,555 shares of TCSB common stock, or approximately 43.25% of the shares of TCSB common stock entitled to vote at the special meeting. Each of TCSB’s directors has entered into a voting agreement pursuant to which he or she has agreed, subject to certain exceptions, to vote his or her shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse or over which such director has voting influence or control to be voted, in favor of approval of the merger agreement.

PROPOSAL 1 – THE MERGER

The following discussion summarizes certain aspects of the merger. This summary discussion does not purport to be a complete description of the merger and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this prospectus and proxy statement and incorporated herein by reference into this prospectus and proxy statement.

Background of the Merger

TCSB’s Board of Directors and management regularly evaluate and assess TCSB’s strategy and opportunities to strengthen its business and achieve profitable growth and value for its shareholders through various strategic initiatives, alternatives and transactions, giving consideration to the context of developments in the banking industry, including industry consolidation, the regulatory environment, conditions in the markets that TCSB serves, competitive considerations and other factors. TCSB’s board of directors regularly reviews the company’s performance, risks, opportunities, stock valuation, capital needs and strategy and discusses these matters at meetings.

When considering strategic alternatives from time to time, management and the board of directors examined the possibility of acquiring other institutions to gain additional profitability through scale. However, opportunities were limited due in large part to the existence of very few banks of a smaller, realistic size which were available for potential acquisition and in attractive markets.

Management and the board of directors also regularly considered the merits of maintaining an independence strategy versus the opportunity to pursue additional shareholder value through the sale of TCSB. The independence strategy was maintained in recent years due to, among other things, the strong financial performance of TCSB and its prospects for generating additional shareholder value through organic growth.

However, for several years, the board of directors has viewed the general lack of liquidity and market in TCSB common stock as a weakness to the independence strategy. Shares of TCSB common stock are not traded in an established market. They are traded infrequently and generally in private transactions between individuals.

In addition, during the years since the financial crisis, management and the board of directors assessed significant operating risk increases in the banking industry. Specifically, costs associated with increasing compliance and safety and soundness regulatory burdens, necessary technology enhancements, cybersecurity risks and increasing competition were noted as challenges to a continued independence strategy. The board of directors also began to recognize and discuss that as the financial performance, market share and reputation of TCSB continued to grow, so too did the prospects and rationale for pursuing a potential sale of the company, including that combining with a larger company would increase scale, scope, strength and diversity of operations, product lines and delivery systems and enhance the ability to provide more comprehensive financial services and higher loan limits.

On March 22, 2017, the board of directors held its annual strategic planning meeting. All of these factors combined led the board of directors to serious consideration of whether the present independence strategy should be retained or modified to seek a strategic partnership through a potential sale of TCSB. Based on, among other things, TCSB’s internal strengths (solid financial performance and metrics, low levels of classified assets, excellent sales force and projected growth rates) combined with optimism in the political and economic climate (rising interest rates, presumed softening of the bank regulatory environment and potential corporate income tax cuts), the board of directors unanimously determined to preliminarily explore the possibility of selling TCSB in the relative near-term. The board of directors authorized management to consult with its corporate counsel, Warner Norcross & Judd LLP (“Warner Norcross”), to provide guidance on the initial phases of a potential sales process and to explore the engagement of an investment banking firm to act as financial advisor to TCSB in connection with a potential sale of the company.

On May 16, 2017, the board of directors held a special meeting. A representative of Warner Norcross attended the meeting. In addition, representatives of two investment banking firms (D.A. Davidson & Co. (“DADCO”) and another reputable firm) separately attended the meeting and gave detailed presentations to the board of directors, which addressed, among other things: the firm’s industry experience and qualifications in M&A transactions; recent stock market performance, with an emphasis on the financial institutions sector; factors influencing the M&A market for community banks; precedent M&A transactions; M&A valuation of TCSB as of May 16, 2017 based on precedent M&A transactions, ability-to-pay analysis and net present value analysis; select potential merger partners, including considerations for evaluation of each potential merger partner; overview of a sales process (which included various different approaches) and timeline; considerations of stock versus cash as transaction consideration; and the firm’s fee proposal.

Warner Norcross advised of the fiduciary and legal obligations applicable to directors when considering a merger or sale of TCSB. Warner Norcross also reviewed Article XI (Business Combinations) of TCSB’s articles of incorporation, which requires the board of directors, when considering a business combination transaction, to first conclude that the transaction would be in substantial compliance with all applicable laws, and second conclude that the transaction would be in the best interests of the corporation and its shareholders, based on relevant factors, including: the fairness of the consideration to be received; the possible social and economic impact on TCSB, its employees and customers and the communities it serves; the business, financial condition, safety and soundness and prospects of the offering party; the competence, experience and integrity of the offering party and its management; and the intentions of the offering party regarding the operation of TCSB after completion of the transaction (“Article XI Factors”).

The board of directors extensively discussed a potential sale of TCSB and the presentations from the investment banking firms. Following the discussion, the board of directors unanimously authorized continuation of exploration of a potential sale of TCSB. The board of directors elected to defer the selection of an investment banking firm to act as financial advisor to a later date to allow directors additional time to review and consider the information provided by the two investment banking firms.

On May 23, 2017, the board of directors held a regular meeting. Following discussion, the board of directors unanimously approved the engagement of DADCO to act as financial advisor to TCSB in connection with a potential sale of the company and authorized management to proceed to negotiate a definitive engagement letter with DADCO. In approving the engagement of DADCO, the board of directors considered, among other things, the type and amount of DADCO’s fees, DADCO’s expertise in advising financial institutions, including in M&A transactions, and DADCO’s professional reputation. In addition, the board of directors designated and appointed a special committee, consisting of Directors Dickinson, Pangborn and Weigel, to act on behalf of the board of directors on all matters relating to a potential sale of TCSB, if necessary.

On June 5, 2017, the special committee held a meeting. A representative from Warner Norcross attended the meeting. Warner Norcross reviewed the terms of a proposed definitive engagement letter with DADCO. The special committee instructed Warner Norcross to negotiate certain changes to the engagement letter and authorized management to execute the engagement letter, subject to the negotiation of the requested changes.

On June 13, 2017, TCSB executed a definitive engagement letter with DADCO to act as financial advisor to TCSB in connection with a potential sale of the company.

On June 29, 2017, the board of directors held a special meeting. A representative of Warner Norcross and a representative of DADCO attended the meeting. DADCO presented select potential merger partners, which included 21 institutions located in Michigan, Indiana and Wisconsin. For each potential merger partner, DADCO reviewed general company information, financial information, including select income statement and balance sheet information, financial performance ratios, deposit and loan composition, stock performance, capacity to pay analysis and summary historical M&A transactions (if any). DADCO presented the potential merger partners in three tiers – Tier 1 being the most likely merger partners, Tier 2 being moderately likely merger partners and Tier 3 being the least likely merger partners. DADCO also reviewed various different approaches to a proposed sales process and a timeline.

Warner Norcross advised of the fiduciary and legal obligations applicable to directors when considering a merger or sale of TCSB and reviewed the Article XI factors.

The board discussed in detail the select potential merger partners and the various different approaches to a sales process. Following the discussion, the board of directors authorized DADCO to approach 12 potential merger partners to gauge their interest in a potential merger with TCSB. The board of directors also approved the preparation and delivery of a confidential information memorandum (“CIM”) about TCSB to, and the preparation, negotiation and entering into of a non-disclosure agreement (“NDA”) with, each selected potential merger partner.

Beginning in late July 2017, DADCO contacted the 12 potential merger partners to gauge their interest in a potential merger with TCSB and presented each with a NDA for execution. Seven potential merger partners expressed interest in a potential merger with TCSB and executed a NDA. The remaining five potential merger partners declined any interest in a potential merger with TCSB and did not execute a NDA. In early August, 2017, DADCO sent the CIM to each of the remaining seven potential merger partners and invited each to submit a written, preliminary indication of interest in a potential merger with TCSB. Shortly after delivery of the CIM, two of the potential merger partners declined any further interest in a potential merger with TCSB. At the end of August, 2017 and the beginning of September, 2017, all of the remaining five potential merger partners submitted written, preliminary indications of interest in a potential merger with TCSB.

On September 7, 2017, the board of directors held a special meeting. A representative of Warner Norcross and a representative of DADCO attended the meeting. Warner Norcross advised of the fiduciary and legal obligations applicable to directors when considering a merger or sale of TCSB and reviewed the Article XI factors. Management summarized the results of their in-person interviews with each of the remaining five potential merger partners.

DADCO presented a detailed financial presentation, which addressed, among other things: a market update since the May 16, 2017 board of directors meeting; precedent M&A transactions; overview of sales process and timeline; M&A valuation of TCSB as of May 16, 2017 based on precedent M&A transactions, ability-to-pay analysis and net present value analysis; and a summary of contact with potential merger partners, including process and responses. In addition, DADCO reviewed, in detail, the written, preliminary indications of interest in a potential merger with TCSB submitted by each of the remaining five potential merger partners, which addressed, among other things: a comparison of the terms and conditions outlined in each indication of interest, including consideration, price per share, implied transaction value and valuation ratios, exchange ratio and transaction structure; and for each potential merger partner, general company information, financial information, including select income statement and balance sheet information, financial performance ratios, deposit and loan composition, and stock performance, summary historical M&A transactions (if any) and institutional shareholder ownership.

The board extensively discussed the potential merger partners and the preliminary indications of interest. Following the discussion, the board of directors unanimously authorized continuation of the sales process and the pursuit of a potential merger with three of the five remaining potential merger partners (including IBCP, Potential Merger Partner #2 and Potential Merger Partner #3). For various reasons, the board of Directors determined it was in the best interests of TCSB and its shareholders to no longer pursue a potential merger with Potential Merger Partner

#4 and Potential Merger Partner #5. In addition, the board of directors authorized commencement of due diligence of TCSB by the three remaining potential merger partners and their respective advisors and reverse due diligence of the three remaining merger partners by TCSB and its advisors and the preparation of a prototype merger agreement for delivery to the three remaining merger partners for review and comment in connection with submission of final indications of interest.

Following the September 7, 2017 board of directors meeting, each of the three remaining potential merger partners submitted due diligence request lists. TCSB established a virtual data room and began populating it. Each of the three potential merger partners was granted access to the virtual data room to perform its due diligence review. In addition, TCSB and its advisors conducted reverse due diligence of each of the three remaining potential merger partners. Warner Norcross prepared a prototype merger agreement.

During the weeks of October 1 and 8, 2017, each of the three remaining potential merger partners separately conducted “onsite” credit due diligence of TCSB’s loan portfolio at the offices of Warner Norcross.

On October 9, 2017, Potential Merger Partner #3 informed TCSB that it was withdrawing from the process and declined any further interest in a potential merger with TCSB. Also on this date, a prototype merger agreement was delivered to IBCP and Potential Merger Partner #2 for review and comment in connection with submission of final indications of interest.

On October 16, 2017, the board of directors held a special meeting. A representative of Warner Norcross and a representative of DADCO attended the meeting. Executive officers from each of IBCP and Potential Merger Partner #2 separately presented to the board of directors about their respective companies and provided their respective views on a range of topics, including considerations and investment thesis for owning shares of their respective common stock, intended plans for the integration of TCSB and its customers, employees and the communities it serves and why they should be the preferred merger partner. The board of directors engaged in an in-depth and detailed discussion about the potential merger partners and their respective presentations. Following the discussion, the board of directors authorized the continuation of the sales process and pursuit of a potential merger with IBCP and Potential Merger Partner #2.

On October 31, 2017, each of IBCP and Potential Merger Partner #2 submitted written, final indications of interest in a potential merger with TCSB and their respective comments to the prototype merger agreement. IBCP’s proposal offered merger consideration consisting of all IBCP common stock or a mix of IBCP common stock and cash, and Potential Merger Partner #2’s proposal offered merger consideration consisting of a mix of Potential Merger Partner #2 common stock and cash. IBCP’s all-stock proposal represented the distinctly higher economic value of total consideration per share proposed by each at the time.

On November 6, 2017, the board of directors held a special meeting. A representative of Warner Norcross and a representative of DADCO attended the meeting. Warner Norcross reviewed the status of reverse due diligence on IBCP and Potential Merger Partner #2 to date and the Article XI factors, and advised of the fiduciary and legal obligations applicable to directors when considering a merger or sale of TCSB. Warner Norcross also summarized the comments of IBCP and Potential Merger Partner #2 to the prototype merger agreement.

DADCO presented a detailed financial presentation, which addressed, among other things: a market update since the September 7, 2017 board of directors meeting; precedent M&A transactions; overview of sales process and timeline; M&A valuation of TCSB as of May 16, 2017 based on precedent M&A transactions, ability-to-pay analysis and net present value analysis; and a summary of contact with potential merger partners, including process and responses. In addition, DADCO reviewed, in detail, the written, final indications of interest in a potential merger with TCSB submitted by IBCP and Potential Merger Partner #2, which addressed, among other things: a comparison of the terms and conditions outlined in each indication of interest, including consideration, price per share, implied transaction value and valuation ratios, exchange ratio and transaction structure; and for each potential merger partner, general company information, financial information, including select income statement and balance sheet information, financial performance ratios, deposit and loan composition, stock performance, liquidity and dividend analysis, peer analysis, summary historical M&A transactions (if any), institutional shareholder ownership and the potential for the sale of the potential merger partner following completion of a merger with TCSB.

The board of directors engaged in an in-depth and detailed discussion on a range of topics, including, among other things: the perceived relative advantages and disadvantages of each potential merger partner as a merger partner, focusing primarily on the Article XI factors and without regard to the value of the merger consideration proposed by each; the business and prospects of each and how TCSB’s business would align; the perceived relative merits of owning the common stock of each; the perceived market reaction to a merger transaction between TCSB and each; and the value of the merger consideration proposed by each (it was noted that IBCP’s all-stock proposal represented the distinctly higher economic value of total consideration per share proposed by each at the time). After the discussion, the board of directors unanimously determined that IBCP was an acceptable merger partner and that IBCP’s final indication of interest was an acceptable proposal, subject to a request that IBCP permit one TCSB director to serve on IBCP’s board of directors following completion of the merger. Following IBCP’s agreement to this request, which was obtained during the course of the meeting, the board of directors authorized management to proceed to negotiate a definitive merger agreement with IBCP substantially on the basis set forth in IBCP’s final indication of interest.

During the time period beginning on November 7, 2017 and ending on December 4, 2017, Warner Norcross and Varnum LLP (legal counsel to IBCP), with the participation of DADCO and management, proceeded to negotiate a definitive merger agreement. Multiple drafts of the merger agreement were exchanged between Warner Norcross and Varnum LLP and several negotiating sessions occurred. Also, during this time period, each party completed due diligence and prepared, circulated and finalized its disclosure letter listing certain supplements and exceptions to the representations and warranties and covenants contained in the merger agreement.

On December 4, 2017, the board of directors held a special meeting. A representative of Warner Norcross and a representative of DADCO attended the meeting. Warner Norcross advised that a proposed merger agreement had been successfully negotiated and would be presented for adoption by the board of directors at the meeting. Warner Norcross reviewed the status and findings of reverse due diligence of IBCP to date and the Article XI factors, advised of the fiduciary and legal obligations applicable to directors when considering a merger or sale of TCSB and provided its oral opinion that the merger would be in substantial compliance with all applicable laws. Warner Norcross provided a comprehensive review of the proposed merger agreement, including customary “fiduciary out” provisions in the event TCSB were to receive a superior proposal.

DADCO presented its fairness opinion analysis. This analysis included, among other things, an overview of the sales process and timeline; a review of the fairness opinion process; a summary of the terms of the proposed merger, including the merger consideration; transaction metrics, including implied valuation multiples (it was noted that, based on the price per share of IBCP common stock as of market close on November 27, 2017, the proposed merger represented a price to tangible book value (9/30/17) multiple of 206% and a price to earnings per share (9/30/17 LTM) multiple of 25.3x); a price sensitivity analysis; implied per share transaction value based on IBCP’s common stock performance for the last 12 months; a dividend reinvestment analysis; pro forma metrics, including the earn-back period for dilution to IBCP’s tangible book value; a contribution analysis; peer analyses; precedent M&A transactions; a net present value analysis; and financial and stock information about IBCP. DADCO delivered its oral opinion that, as of December 4, 2017, and based upon and subject to the assumptions presented, the exchange ratio (as defined in the merger agreement) to be paid in the merger was fair, from a financial point of view, to TCSB.

The board of directors engaged in an in-depth and detailed discussion about the merger agreement and the fairness opinion analysis. Following the discussion, the Board of Directors unanimously determined that the merger would be in substantial compliance with all applicable laws and in the best interests of TCSB and its shareholders, adopted the merger agreement, approved and authorized the merger and related transactions and recommended that TCSB shareholders approve the merger agreement. Following the meeting, TCSB and IBCP executed and delivered the merger agreement and respective disclosure letters.

On December 4, 2017, after the U.S. financial markets closed, TCSB and IBCP issued a joint press release announcing execution of the merger agreement and certain terms of the merger.

TCSB’s Reasons for the Merger and Recommendation of TCSB’s Board of Directors

TCSB’s board of directors has unanimously determined that the merger is in the best interests of the company and its shareholders. In adopting the merger agreement, the board of directors consulted with DADCO with respect to the financial aspects of the merger and the fairness of the exchange ratio (as defined in the merger agreement), from a financial point of view, to TCSB. The board of directors also consulted with Warner Norcross as to the merger’s substantial compliance with all applicable laws, the fiduciary and legal obligations applicable to directors when considering a merger or sale of TCSB and the terms of the merger agreement. In arriving at its determination, the board of directors considered a number of factors, including the following:

•	the business strategy and strategic plan of TCSB, its prospects for the future, and projected financial results;

•	information concerning the business, results of operations, financial condition, and competitive position and future prospects of TCSB;
•	the general lack of liquidity in TCSB common stock as a weakness to the independence strategy;
•	the greater market capitalization of IBCP and the trading volume and liquidity of IBCP common stock in the event TCSB shareholders desire to sell the shares of IBCP common stock to be received by them upon completion of the merger;
•	the current and prospective business and economic environment of the markets in which TCSB operates, including consolidation in the banking industry, the level of pricing for healthy bank acquisitions, risks associated with cybersecurity, increased competition, and costs associated with increasing regulatory burdens and necessary technology enhancements;
•	limited opportunities for TCSB to grow and increase shareholder value through acquisition of other banks;
•	presentations from DADCO and management, including presentations relating to the sale process, in particular efforts made to identify potential merger partners and obtain maximum value for TCSB shareholders, and the current and future outlook and prospects if TCSB were to remain independent;
•	the nature (all stock) of the merger consideration and the exchange ratio (1.1166 IBCP shares per share of TCSB common stock) and the tax-free nature of the transaction with respect to IBCP common stock received as merger consideration;
•	the fairness and value of the Merger Consideration and Exchange Ratio related to certain industry comparable valuation multiples, including price to book value, price to tangible book value, price to earnings per share, core deposit premium and premium to market value;
•	comparable acquisition analyses, both nationally and in the Midwest;
•	the structure, terms and conditions of the merger as provided in the merger agreement;
•	IBCP’s present annual cash dividend of $0.48 per share, which is equivalent to $0.54 per share on the TCSB shares exchanged for IBCP shares, compared to no current annual dividend paid on TCSB shares;
•	provisions of the merger agreement which permit the board of directors under certain circumstances to consider and negotiate another takeover proposal which the board of directors determines to be a superior proposal and to terminate the merger agreement and enter into an agreement for the superior proposal with payment of a termination fee to IBCP;
•	the amount of the termination fee which would be paid to enter into an agreement for a superior proposal, which fee the board of directors believes is reasonable and would not economically preclude a capable party from submitting a superior proposal;
•	the ability of IBCP to receive the requisite regulatory approvals in a timely manner;
•	the social and economic impact of the merger on TCSB and its employees, customers and communities which it serves;
•	the business, financial condition, safety and soundness and earnings prospects of IBCP;
•	the competence, experience, and integrity of IBCP and its management;
•	the intentions of IBCP regarding the operation of TCSB post-merger;
•	the findings of the reverse due diligence conducted on IBCP;
•	the increased scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by the combined company, as compared to those of TCSB if it remains TCSB;
•	the ability of the combined company to provide more comprehensive financial services and higher loan limits, and the potential for operating synergies and cross-marketing of products and services across the combined company;
•	the likelihood of obtaining the shareholder approval needed to complete the merger;

•	the thorough managed process conducted by TCSB, with the assistance of its advisors, to explore the interest of all reasonable likely and capable potential merger partners; and
•	the complementary corporate cultures, values, passion for customer service, and commitment to community shared by TCSB and IBCP, which increase the likelihood of successful integration and operation of the combined company.

In the course of its deliberation, TCSB’s board of directors also considered a variety of risks and other countervailing factors, including:

•	the fact that the exchange ratio is fixed, but subject to adjustment as described in the merger agreement;
•	the risks and costs to TCSB if the merger does not close, including:
○	the diversion of management and employee attention, potential employee attrition and the effect on customers and business relationships; and
○	the potential adverse impact on the market value of TCSB’s common stock if the merger agreement is terminated;
•	the restrictions that the merger agreement imposes on TCSB’s ability to solicit alternatives to the merger, and the impact that provisions of the merger agreement relating to payment of a termination fee by TCSB upon termination of the merger agreement to enter into a superior proposal may have on TCSB receiving an unsolicited takeover proposal; and
•	the restrictions on the conduct of TCSB’s business while the merger is pending.

The foregoing discussion of the factors considered by the TCSB’s board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the board of directors. In view of the wide variety of factors considered by the board of directors and the complexity of these matters, the board of directors did not consider it practical and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the board of directors made its recommendation in favor of the merger based on the totality of information presented to it. In considering the factors discussed above, individual directors may have given different weights to different factors.

After evaluating these factors and consulting with legal counsel and financial advisors, the TCSB’s board of directors determined that the merger was in substantial compliance with all applicable laws and fair to and in the best interests of TCSB and its shareholders. Accordingly, the board of directors unanimously adopted the merger agreement and approved the merger. The board of directors unanimously recommends that TCSB shareholders vote “FOR” approval of the merger agreement.

IBCP’s Reasons for the Merger

IBCP’s board of directors has unanimously determined that the merger is in the best interests of IBCP and IBCP’s shareholders and has adopted the merger agreement and authorized the merger and the other transactions contemplated by the merger agreement. In negotiating the terms of the merger agreement and in considering its adoption, the board of directors of IBCP reviewed the financial results and conditions of IBCP and TCSB, the perceived prospects for each in the future, and the business philosophies of IBCP and TCSB.

IBCP’s primary strategy for expansion is to pursue organic growth, but it is also interested in the potential of growing through acquisition as desired opportunities arise. IBCP’s board of directors views the acquisition of TCSB as an attractive opportunity for IBCP to expand its business in the Traverse City market.

IBCP’s management believes the strategic combination with TCSB will allow IBCP to deploy its capital and systems more efficiently to support a larger organization. IBCP also believes that each organization has complementary strengths in its product offerings that present opportunities for synergies when these strengths are shared between the two organizations.

The board of directors of IBCP believes the merger provides the shareholders of IBCP an opportunity to have an interest in a larger and more diversified financial organization. Shareholders of IBCP may enjoy certain benefits associated with the combined organization’s larger and more diversified asset base and access to the attractive Traverse City market. The shareholders of IBCP will, however, be subject to the risks associated with TCSB, in which they have not previously held a material interest.

The board of directors of IBCP believes that the merger will enable each organization to become more effective competitors in their respective markets through access to greater financial and managerial resources. The board of directors of IBCP considers this access to be important in light of increased competition from a broader range of financial institutions than has generally been encountered in the banking industry. The board of directors of IBCP also believes that the merger will permit the achievement of certain economies of scale in the areas of administration, regulatory compliance, management, and capital formation.

The board of directors of IBCP did not assign any particular weight to any one of the foregoing factors.

Fairness Opinion of TCSB’s Financial Advisor

On June 13, 2017, TCSB entered into an engagement agreement with D.A. Davidson & Co. to render financial advisory and investment banking services to TCSB. As part of its engagement, DADCO agreed to assist TCSB in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between TCSB and another corporation or business entity. DADCO also agreed to provide TCSB’s Board of Directors with an opinion as to the fairness, from a financial point of view, to the holders of TCSB common stock of the exchange ratio to be paid to the holders of TCSB common stock in the proposed merger. TCSB engaged DADCO because DADCO is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with TCSB and its business. As part of its investment banking business, DADCO is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On December 4, 2017, the TCSB Board of Directors held a meeting to evaluate the proposed merger. At this meeting, DADCO reviewed the financial aspects of the proposed merger and rendered an opinion to the TCSB board of directors that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the exchange ratio to be paid to the holders of the TCSB common stock in the proposed merger was fair, from a financial point of view, to TCSB.

The full text of DADCO’s written opinion, dated December 4, 2017, is attached as Appendix B to this prospectus and proxy statement and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TCSB’s shareholders are urged to read the opinion in its entirety.

DADCO’s opinion speaks only as of the date of the opinion and DADCO undertakes no obligation to revise or update its opinion. The opinion is directed to the TCSB board of directors and addresses only the fairness, from a financial point of view, to the holders of TCSB common stock of the exchange ratio to be paid to the holders of the TCSB common stock in the proposed merger. The opinion does not address, and DADCO expresses no view or opinion with respect to, (i) the underlying business decision of TCSB to engage in or proceed with the merger, (ii) the relative merits or effect of the merger as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by TCSB or TCSB’s board of directors, or (iii) any legal, regulatory, accounting, tax or similar matters relating to TCSB, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger. TCSB and IBCP determined the exchange ratio through the negotiation process. The opinion does not constitute a recommendation to any TCSB shareholder as to how such shareholder should vote at the TCSB meeting on the merger or any related matter. The opinion does not express any view as to the fairness of the amount or nature of the compensation to any of TCSB’s or IBCP’s officers, directors or employees, or any class of such persons, relative to the exchange ratio. The opinion has been reviewed and approved by DADCO’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

DADCO has reviewed the prospectus and proxy statement and consented to the inclusion of its opinion to the TCSB board of directors as Appendix B to this prospectus and proxy statement and to the references to DADCO and its opinion contained herein.

In connection with rendering its opinion, DADCO reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of TCSB and IBCP and the merger, including among other things, the following:

•	the draft merger agreement dated November 29, 2017;
•	certain financial statements and other historical financial and business information about TCSB and IBCP made available to DADCO from published sources and/or from the internal records of TCSB and IBCP;

•	certain internal financial projections and other financial and operating data concerning the business, operations and prospects of TCSB and IBCP prepared by or at the direction of management of the TCSB and IBCP, as approved for our use by TCSB and IBCP, respectively;
•	the current market environment generally and the banking environment in particular;
•	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;
•	comparison of the current and historical market prices and trading activity of IBCP common stock with that of certain other publicly-traded companies that we deemed relevant;
•	consideration of the pro forma financial effects of the merger, taking into consideration the amounts and timing of transaction costs, earnings estimates, potential cost savings, and other financial and accounting considerations in connection with the merger;
•	participation in discussions and negotiations among representatives of TCSB and IBCP, and their respective financial and legal advisors;
•	the net present value of TCSB with consideration of projected financial results through 2022;
•	the relative contributions of TCSB and IBCP to the combined company;
•	comparison of the financial and operating performance of TCSB and IBCP with publicly available information concerning certain other companies that we deemed relevant; and,
•	such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of TCSB and IBCP concerning the business, financial condition, results of operations and prospects of TCSB and IBCP.

In arriving at its opinion, DADCO has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to DADCO, discussed with or reviewed by or for DADCO, or publicly available, and DADCO has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of TCSB or IBCP, nor did DADCO make an independent appraisal or analysis of TCSB or IBCP with respect to the merger. In addition, DADCO has not assumed any obligation to conduct, nor has DADCO conducted any physical inspection of the properties or facilities of TCSB or IBCP. DADCO has further relied on the assurances of management of TCSB and IBCP that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. DADCO did not make an independent evaluation or appraisal of the specific assets or liabilities including the amount of any fair value adjustments per FASB 141(R). DADCO did not make an independent evaluation of the adequacy of the allowance for loan losses of TCSB or IBCP nor has DADCO reviewed any individual credit files relating to TCSB or IBCP. DADCO has assumed that the respective allowances for loan losses for both TCSB and IBCP are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. DADCO has assumed that there has been no material change in TCSB’s or IBCP’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to DADCO. DADCO’s analysis did not reflect or contemplate any proposed changes to the U.S. tax code that are being deliberated by U.S. Congress. DADCO has assumed in all respects material to its analysis that TCSB and IBCP will remain as going concerns for all periods relevant to its analysis. DADCO has also assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. DADCO has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. DADCO’s opinion is necessarily based upon information available to DADCO and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to TCSB’s board of directors.

Set forth below is a summary of the material financial analyses performed by DADCO in connection with rendering its opinion. The summary of the analyses of DADCO set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by DADCO. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of November 27, 2017, the last trading day prior to the date on which DADCO received approval from the Fairness Opinion Committee to deliver the fairness opinion letter to TCSB’s Board of Directors, and is not necessarily indicative of market conditions after such date.

Summary of Proposal

DADCO reviewed the financial terms of the proposed merger. As described in the merger agreement, each outstanding share of TCSB common stock will be converted into the right to receive 1.1166 shares of IBCP common stock subject to a possible downward adjustment based upon TCSB adjusted shareholders’ equity as provided in the merger agreement. The terms and conditions of the merger are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of IBCP common stock on November 27, 2017, of $22.15, the exchange ratio represented a value of $24.73 per share of TCSB common stock. Based upon financial information as of or for the twelve month period ended September 30, 2017, DADCO calculated the following transaction ratios:

Transaction Ratios

	Aggregate
Transaction Price / Book Value	186.5%
Transaction Price / Tangible Book Value	204.0%
Transaction Price / Core Tangible Book Value	214.7%
Tangible Book Premium / Core Deposits(1)	11.8%
Transaction Price / Last Twelve Months Net Income	23.9	x
Transaction Price / Net Income (2017E)(2)	19.9	x
Transaction Price / Net Income (2018E)(2)	17.0	x
(1)	Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value compared to tangible book value by core deposits
(2)	Projections based on TCSB management’s forecast and D.A. Davidson & Co. assumptions

Contribution Analysis

DADCO analyzed the relative contribution of TCSB and IBCP to certain financial and operating metrics for the pro forma combined company. Such financial and operating metrics included: (i) branches; (ii) full time equivalent (“FTE”) employees; (iii) assets per FTE employee; (iv) TCSB’s net income for the twelve months ended September 30, 2017; (v) estimates for TCSB’s net income for the twelve months ended December 31, 2017 based on TCSB management’s forecast; (vi) estimates for TCSB net income for the twelve months ended December 31, 2018 and December 31, 2019 based on DADCO Investment Banking assumptions; (vii) total assets; (viii) total cash; (ix) total investment securities; (x) gross loans (including loans held for sale); (xi) loan loss reserve; (xii) total deposits; (xiii) total non-interest bearing deposits; (xiv) total non-maturity deposits; (xv) total tangible common equity. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The results of this analysis are summarized in the table below:

Contribution Analysis

	IBCP Stand-alone	IBCP % of Total	TCSB Stand-alone	TCSB % of Total	Total
Company Information
Branches	64	92.8%	5	7.2%	69
Full Time Equivalent (“FTE”) Employees	858	90.9%	86	9.1%	944
Assets per FTE Employee (in thousands)	$3,209		$4,057		$3,286

	IBCP Stand-alone	IBCP % of Total	TCSB Stand-alone	TCSB % of Total	Total
Income Statement - Projections
2017 Estimated Net Income (in thousands)(1)	$26,150	89.7%	$3,000	10.3%	$29,150
2018 Estimated Net Income (in thousands)(2)	$30,273	89.6%	$3,511	10.4%	$33,784
2019 Estimated Net Income (in thousands)(2)	$33,531	89.3%	$4,017	10.7%	$37,548

Balance Sheet
Total Assets (in thousands)	$2,753,446	88.8%	$348,924	11.2%	$3,102,370
Total Cash (in thousands)	$51,092	49.0%	$53,087	51.0%	$104,179
Total Investment Securities (in thousands)	$564,755	98.7%	$7,332	1.3%	$572,087
Gross Loans Incl. Loans HFS (in thousands)	$1,984,705	87.6%	$280,281	12.4%	$2,264,986
Loan Loss Reserve (in thousands)	$21,478	90.1%	$2,363	9.9%	$23,841
Total Deposits (in thousands)	$2,343,761	88.9%	$291,607	11.1%	$2,635,368
Non-Interest Bearing Demand Deposits (in thousands)	$753,555	88.8%	$95,088	11.2%	$848,643
Non-Maturity Deposits (in thousands)	$1,817,450	88.0%	$247,832	12.0%	$2,065,282
Tangible Common Equity (in thousands)	$266,037	89.7%	$30,547	10.3%	$296,584
Note:	Pro forma contribution does not include any purchase accounting or merger adjustments
(1)	Net income based on TCSB management’s forecast
(2)	Net income based on D.A. Davidson & Co. Investment Banking assumptions

IBCP Comparable Companies Analysis – Central U.S.

DADCO used publicly available information to compare selected financial and market trading information for IBCP and a group of 23 financial institutions selected by DADCO which: (i) were banks with common stock listed on NASDAQ or NYSE; (ii) were headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin; and (iii) had assets between $2.0 billion and $5.0 billion. These 23 financial institutions were as follows:

Republic Bancorp, Inc.
Great Southern Bancorp, Inc.
Lakeland Financial Corporation
Midland States Bancorp, Inc.
Community Trust Bancorp, Inc.
Peoples Bancorp Inc.
QCR Holdings, Inc.
Horizon Bancorp
Byline Bancorp, Inc.
Mercantile Bank Corporation
Stock Yards Bancorp, Inc.
MidWestOne Financial Group, Inc.

Merchants Bancorp
German American Bancorp, Inc.
First Financial Corporation
Nicolet Bankshares, Inc.
First Mid-Illinois Bancshares, Inc.
First Internet Bancorp
United Community Financial Corp.
Equity Bancshares, Inc.
Old Second Bancorp, Inc.
Farmers National Banc Corp.
West Bancorporation, Inc.

*	Does not reflect impact from pending acquisitions or acquisitions closed after November 16, 2017

The analysis compared publicly available financial and market trading information for IBCP to the data for the 23 financial institutions identified above as of and for the twelve-month period ended September 30, 2017. The table below compares the data for IBCP and the data for the comparable companies, with pricing data as of November 16, 2017. The 2017 and 2018 earnings per share estimates used in the table below were based on average S&P Global Market Intelligence consensus earnings estimates for IBCP and the 23 financial institutions identified above.

Financial Condition and Performance

		Comparable Companies
	IBCP	Median	Average	Minimum	Maximum
Total Assets (in millions)	$2,753	$3,144	$3,257	$2,030	$4,993
Non-Performing Assets / Total Assets(1)	2.68%	0.79%	0.79%	0.03%	2.49%
Tangible Common Equity Ratio	9.67%	9.26%	9.55%	5.97%	13.83%
Net Interest Margin	3.60%	3.74%	3.65%	2.51%	4.27%
Cost of Deposits	0.27%	0.36%	0.41%	0.17%	1.32%
Non-Interest Income / Average Assets	1.70%	1.06%	1.06%	0.41%	1.68%
Efficiency Ratio	69.0%	58.2%	57.0%	28.7%	69.0%
Return on Average Equity	9.58%	9.85%	11.01%	6.45%	22.12%
Return on Average Assets	0.95%	1.07%	1.16%	0.71%	2.67%

Market Performance Multiples

			Comparable Companies
	IBCP		Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$467.2		$581.2		$596.0		$307.0		$1,211.6
Price / LTM Earnings Per Share	19.2	x	16.9	x	17.0	x	5.5	x	24.4	x
Price / 2017 Est. Earnings Per Share(2)	17.8	x	16.2	x	17.1	x	14.3	x	22.8	x
Price / 2018 Est. Earnings Per Share(2)	15.7	x	14.9	x	15.3	x	12.5	x	19.2	x
Price / Tangible Book Value Per Share	175.6%		190.6%		192.4%		131.0%		265.7%
(1)	Non-performing assets / total assets includes performing troubled debt restructurings (TDRs)
(2)	Earnings per share estimates based on average S&P Global Market Intelligence consensus earnings estimates for IBCP

TCSB Comparable Companies Analysis

DADCO used publicly available information to compare selected financial and market trading information for TCSB and a group of 21 financial institutions selected by DADCO which: (i) were banks with common stock listed on NASDAQ, NYSE, or OTC; (ii) were headquartered in Michigan; and (iii) had total assets between $100.0 million to $1.0 billion. The 21 financial institutions were as follows:

Fentura Financial, Inc.
Southern Michigan Bancorp, Inc.
ChoiceOne Financial Services, Inc.
County Bank Corp
Keweenaw Financial Corporation
Commercial National Financial Corp.
West Shore Bank Corporation
FNBH Bancorp, Inc.
Oxford Bank Corporation
Eastern Michigan Financial Corp.
HCB Financial Corporation

CNB Corporation
Century Financial Corporation
CSB Bancorp, Inc.
University Bancorp, Inc.
Central Bank Corporation
Grand River Commerce, Inc.
Clarkston Financial Corporation
Community Shores Bank Corp.
Edgewater Bancorp, Inc.
Huron Valley Bancorp, Inc.

*	Does not reflect impact from pending acquisitions or acquisitions closed after November 24, 2017

The analysis compared financial and market trading information for TCSB as of and for the twelve-month period ended September 30, 2017 to the data for the 21 financial institutions identified above as of and for the twelve-month period ended September 30, 2017. The table below compares the data for TCSB and the data for the 21 financial institutions identified above, with pricing data as of November 24, 2017.

Financial Condition and Performance

		Comparable Companies
	TCSB	Median	Average	Minimum	Maximum
Total Assets (in millions)	$349	$316	$381	$141	$757
Non-Performing Assets / Total Assets(1)	1.45%	0.83%	1.32%	0.00%	5.06%
Tangible Common Equity Ratio	8.83%	9.66%	9.57%	5.49%	12.73%
Net Interest Margin	3.83%	3.60%	3.59%	3.01%	4.30%
Cost of Deposits	0.42%	0.25%	0.33%	0.11%	0.79%
Non-Interest Income / Average Assets	0.92%	0.73%	1.67%	0.33%	19.83%
Efficiency Ratio	63.7%	72.3%	73.4%	59.8%	91.3%
Return on Average Equity	7.98%	8.66%	9.75%	2.65%	25.61%
Return on Average Assets	0.76%	0.92%	0.97%	0.22%	2.43%

Market Performance Multiples

	Comparable Companies
	Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$38.5		$41.0		$10.6		$79.4
Price / LTM Earnings Per Share	13.3	x	14.0	x	6.1	x	31.4	x
Price / Tangible Book Value Per Share	110.2%		114.2%		49.4%		210.0%
(1)	Non-performing assets / total assets includes performing troubled debt restructurings (TDRs)

Precedent Transactions Analysis

DADCO reviewed two sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Nationwide Banks,” and (2) “Michigan Banks.”

The “Nationwide Banks” comparable transaction group included 22 transactions where:

•	the transaction was announced between January 1, 2017 and November 27, 2017;
•	the transaction involved banks headquartered nationwide;
•	the selling company’s last twelve months NPAs/Assets were below 2.00%;
•	the selling company’s total assets were between $250.0 million and $500.0 million; and
•	the transaction was not a merger of equals.

The “Michigan Banks” comparable transaction group included 12 transactions where:

•	the transaction was announced since January 1, 2014 and November 16, 2017;
•	the transaction involved banks headquartered in Michigan;
•	the selling company’s total assets were between $100.0 million and $1.0 billion; and
•	the transaction was not a merger of equals.

The following tables set forth the transactions included in “Nationwide Banks,” and “Michigan Banks,” and are sorted by announcement date:

Nationwide Banks Comparable Transactions

Announcement Date	Acquirer	Target
11/13/2017*
11/07/2017*
10/24/2017*
10/12/2017*
10/06/2017*
10/04/2017*
9/21/2017*
9/18/2017*
8/23/2017*
8/01/2017*
7/26/2017*
7/21/2017*
7/17/2017
7/17/2017
6/08/2017
6/06/2017*
5/04/2017
5/02/2017
3/29/2017*
2/14/2017
2/01/2017
1/20/2017

Heartland Financial USA, Inc.
Suncrest Bank
First Bancshares, Inc.
First Financial Bankshares, Inc.
Business First Bancshares, Inc.
MutualFirst Financial, Inc.
Brookline Bancorp, Inc.
First American Bank Corporation
Commerce Union Bancshares, Inc.
Veritex Holdings, Inc.
Triumph Bancorp, Inc.
Select Bancorp, Inc.
Equity Bancshares, Inc.
Equity Bancshares, Inc.
QCR Holdings, Inc.
Glacier Bancorp, Inc.
Seacoast Banking Corporation of Florida
Seacoast Commerce Banc Holdings
Mid Penn Bancorp, Inc.
Progress Financial Corporation
Old Line Bancshares, Inc.
HCBF Holding Company, Inc.

Signature Bancshares, Inc.
CBBC Bancorp
Southwest Banc Shares, Inc.
Commercial Bancshares, Inc.
Minden Bancorp, Inc.
Universal Bancorp
First Commons Bank, NA
Southport Financial Corporation
Community First, Inc.
Liberty Bancshares, Inc.
Valley Bancorp, Inc.
Premara Financial, Inc.
Cache Holdings, Inc.
Eastman National Bancshares, Inc.
Guaranty Bank and Trust Company
Columbine Capital Corporation
Palm Beach Community Bank
Capital Bank
Scottdale Bank & Trust Company
First Partners Financial, Inc.
DCB Bancshares, Inc.
Jefferson Bankshares, Inc.

*	Indicates the transaction was pending as of November 27, 2017

Michigan Banks Comparable Transactions

Announcement Date	Acquirer	Target
6/14/2017 7/20/2016 6/16/2016 3/24/2016 10/22/2015 11/20/2014 11/03/2014 8/06/2014 7/28/2014 7/18/2014 3/11/2014 1/08/2014
Horizon Bancorp
Arbor Bancorp, Inc.
Commercial National Financial Corp.
Fentura Financial, Inc.
Level One Bancorp, Inc.
Level One Bancorp, Inc.
Chemical Financial Corporation
Talmer Bancorp, Inc.
Old National Bancorp
Mackinac Financial Corporation
Chemical Financial Corporation
Old National Bancorp

Wolverine Bancorp, Inc.
Birmingham Bloomfield Bancshares, Inc.
Capital Directions, Inc.
Community Bancorp, Inc.
Bank of Michigan
Lotus Bancorp, Inc.
Monarch Community Bancorp, Inc.
First of Huron Corp.
Founders Financial Corporation
Peninsula Financial Corporation
Northwestern Bancorp
United Bancorp, Inc.

*	Indicates the transaction was pending as of November 16, 2017

For each transaction referred to above, DADCO compared, among other things, the following implied ratios:

•	transaction price compared to net income for the twelve months ended September 30, 2017;
•	transaction price compared to tangible book value as of September 30, 2017; and
•	tangible book premium to core deposits as of September 30, 2017.

As illustrated in the following table, DADCO compared the proposed merger multiples to the multiples of the comparable transaction groups and other operating financial data where relevant. The table below sets forth the data for the comparable transaction groups as of the last twelve months ended prior to the transaction announcement and TCSB data for the last twelve months ended September 30, 2017.

Financial Condition and Performance

		Nationwide Banks				Michigan Banks
	TCSB	Median	Average	Minimum	Maximum	Median	Average		Minimum	Maximum
Total Assets (in millions)	$348.9	$321.8	$337.3	$254.0	$479.6	$211.9	$		$101.8	$918.8
Return on Average Assets	0.76%	0.96%	0.96%	0.21%	1.67%	0.76%		0.49%	(0.97)%	1.21%
Return on Average Equity	7.98%	9.66%	9.08%	1.23%	15.69%	6.86%		4.37%	(11.84)%	12.18%
Tangible Common Equity Ratio	8.83%	10.02%	10.46%	6.66%	17.28%	9.55%		10.00%	6.48%	16.47%
Core Deposits / Total Deposits	92.0%	82.3%	79.2%	17.5%	98.5%	85.3%		81.9%	59.3%	96.7%
Non-Interest Income / Average Assets	0.92%	0.42%	0.50%	0.12%	1.16%	0.54%		1.13%	0.14%	3.07%
Efficiency Ratio	63.7%	63.6%	64.1%	36.9%	90.2%	74.4%		76.2%	57.4%	103.2%
Non-Performing Assets / Total Assets(1)	1.45%	0.56%	0.69%	0.00%	1.98%	3.04%		3.25%	0.76%	6.29%
Loan Loss Reserves / Non-Performing Assets	47.1%	109.9%	177.6%	39.0%	601.1%	31.8%		62.5%	18.7%	144.0%

Transaction Multiples

			Nationwide Banks								Michigan Banks
	TCSB		Median		Average		Minimum		Maximum		Median		Average		Minimum		Maximum
Transaction Price / Last Twelve Months Earnings	23.9	x	18.3	x	18.6	x	10.7	x	30.0	x	17.8	x	22.3	x	14.0	x	39.3	x
Transaction Price / Tangible Book Value	204.0%		177.8%		177.1%		130.0%		206.9%		141.3%		153.3%		115.4%		212.8%
Tangible Book Premium / Core Deposits(2)	11.84%		10.23%		11.58%		6.41%		38.02%		7.69%		7.77%		1.12%		17.38%
(1)	Non-performing assets / total assets includes performing troubled debt restructurings (TDRs)
(2)	Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

Net Present Value Analysis for TCSB

DADCO performed an analysis that estimated the net present value per share of TCSB common stock under various circumstances. The analysis assumed: (i) TCSB performed in accordance with TCSB management’s financial forecasts for the years ending December 31, 2017; and (ii) TCSB performed in accordance with D.A. DADCO Investment Banking assumptions for the years ended December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and December 31, 2022, as discussed with and confirmed by TCSB management. To approximate the terminal value of TCSB common stock at December 31, 2022, DADCO applied multiples of tangible book value ranging from 175.0% to 200.0% and price to earnings multiples of 15.0x to 20.0x. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.00% to 12.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of TCSB’s common stock. In evaluating the discount rate, DADCO used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the December 4, 2017 TCSB board of directors meeting, DADCO noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of aggregate values of TCSB common stock of $52.3 million to $65.7 million when applying the multiples of tangible book value to the financial forecasts and $45.8 million to $67.1 million when applying the price to earnings multiples to the financial forecasts.

Tangible Book Value Multiples

	Tangible Book Value Multiple
Discount Rate	175.0%	181.3%	187.5%	193.8%	200.0%
10.00%	$57,493	$59,547	$61,600	$63,653	$65,707
10.50%	$56,139	$58,144	$60,149	$62,154	$64,159
11.00%	$54,823	$56,781	$58,739	$60,697	$62,655
11.50%	$53,544	$55,456	$57,368	$59,280	$61,193
12.00%	$52,299	$54,167	$56,035	$57,903	$59,771

Earnings Per Share Multiples

	Earnings Multiple
Discount Rate	15.0x	16.3x	17.5x	18.8x	20.0x
10.00%	$50,344	$54,539	$58,734	$62,930	$67,125
10.50%	$49,158	$53,255	$57,351	$61,448	$65,544
11.00%	$48,006	$52,006	$56,006	$60,007	$64,007
11.50%	$46,885	$50,792	$54,699	$58,606	$62,513
12.00%	$45,796	$49,612	$53,428	$57,245	$61,061

Financial Impact Analysis

DADCO performed pro forma merger analyses that combined projected income statement and balance sheet information of TCSB and IBCP. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of IBCP. In the course of this analysis, DADCO used (i) TCSB management’s financial forecasts for the year ended December 31, 2017; (ii) DADCO Investment Banking net income assumptions for TCSB for the years ended December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and December 31, 2022, as discussed with and confirmed by TCSB management; (iii) average S&P Global Market Intelligence consensus earnings estimates for IBCP for the years ended December 31, 2017, December 31, 2018, and December 31, 2019; and (iv) DADCO Investment Banking net income assumptions for IBCP for the years thereafter, as discussed with and confirmed by TCSB management. This analysis indicated that the merger is expected to be accretive to IBCP’s estimated earnings per share in 2018. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for IBCP and that IBCP would maintain capital ratios in excess of those required for IBCP to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by TCSB and IBCP prior to and following the merger will vary from the projected results, and the variations may be material.

DADCO prepared its analyses for purposes of providing its opinion to TCSB’s board of directors as to the fairness, from a financial point of view, to the holders of TCSB common stock of the exchange ratio to be paid to the holders of the TCSB common stock in the proposed merger and to assist TCSB’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of TCSB, IBCP or DADCO or any other person assumes responsibility if future results are materially different from those forecasted.

DADCO’s opinion was one of many factors considered by the TCSB’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of TCSB or management with respect to the merger or the exchange ratio.

DADCO and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. DADCO acted as financial advisor to TCSB in connection with, and participated in certain of the negotiations leading to the merger. DADCO is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, DADCO and its affiliates may provide such services to TCSB, IBCP and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of TCSB and IBCP for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. TCSB selected DADCO as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated June 13, 2017, TCSB engaged DADCO as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, TCSB agreed to pay DADCO a cash fee of $50,000 concurrently with the rendering of its opinion. TCSB will pay to DADCO at the time of closing of the merger a contingent cash fee equal to (i) 1.00% of the Aggregate Consideration up to $25 per share; plus (ii) 3.00% of the Aggregate Consideration between $25 per share and $27.50 per share; plus (iii) 5.00% of the Aggregate Consideration exceeding $27.50. TCSB has also agreed to reimburse DADCO for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify DADCO and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Please be advised that during the two years preceding the date of this letter, neither DADCO nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships involving the payment or receipt of compensation with TCSB or IBCP.

No Dissenters’ Rights in the Merger

Dissenters’ rights are rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided in the MBCA. Under the MBCA and TCSB’s articles of incorporation, holders of TCSB common stock will not have dissenters’ rights in connection with the merger.

Accounting Treatment

In accordance with current accounting guidance, the merger will be accounted for using the purchase method. The result of this is that the recorded assets and liabilities of IBCP will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on, and the assets and liabilities of TCSB will be adjusted to fair value at the date of the merger. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price consideration, which is measured at the date of the effective time of the merger and consists of the shares of IBCP common stock to be issued to TCSB shareholders and cash in lieu of any fractional shares, exceeds the fair value of the net assets, including identifiable intangibles of TCSB at the effective time of the merger, that amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually or more often if necessary. Identified intangibles will be amortized over their estimated lives. Further, the purchase accounting method results in the operating results of TCSB being included in the consolidated financial results of IBCP beginning from the effective time of the merger.

Material United States Federal Income Tax Consequences

General

The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of TCSB common stock with respect to the exchange of TCSB common stock for IBCP common stock pursuant to the merger. This discussion assumes that U.S. Holders hold their TCSB common stock as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, regulations issued by the IRS (“Treasury Regulations”), judicial decisions, and administrative pronouncements, each as in effect as of the date of this prospectus and proxy statement. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign, or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of TCSB common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of TCSB common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of TCSB common stock that are partnerships or other pass-through entities (and persons holding their TCSB common stock through a partnership or other pass-through entity), persons who acquired shares of TCSB common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar, and persons holding their TCSB common stock as part of a straddle, hedging, constructive sale, or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of TCSB common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;
•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;
•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or
•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds TCSB common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

IBCP and TCSB have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligations of IBCP and TCSB to consummate the merger are conditioned upon the receipt of an opinion from Warner Norcross & Judd LLP for its client, TCSB, and an opinion from Varnum LLP for its client, IBCP, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by IBCP and TCSB.

In connection with the filing with the SEC of the registration statement on Form S-4 of which this prospectus and proxy statement is a part, Warner Norcross & Judd LLP, tax counsel to TCSB, has rendered its tax opinion to TCSB, and Varnum LLP, tax counsel to IBCP, has rendered its tax opinion to IBCP addressing the material U.S. federal income tax consequences of the merger as described below. The discussion below of the material U.S. federal income tax consequences of the merger serves, insofar as such discussion constitutes statements of United States federal income tax law or legal conclusions, as the opinion of each of Warner Norcross & Judd LLP and Varnum LLP as to the material U.S. federal income tax consequences of the merger to the U.S. holders of TCSB common stock.

Assuming that the transactions are consummated substantially in conformity with the terms of the merger agreement, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and therefore, the material United States federal income tax consequences of the merger are as follows:

•	no gain or loss will be recognized by IBCP or TCSB by reason of the merger;
•	a U.S. Holder of TCSB common stock will not recognize gain if it exchanges its TCSB common stock for IBCP common stock in the merger, except to the extent of any cash received in lieu of fractional shares;
•	a U.S. Holder of TCSB common stock will not recognize any loss if it exchanges its TCSB common stock for IBCP common stock;
•	the aggregate tax basis in the IBCP common stock received by a U.S. Holder in the merger will equal the aggregate tax basis in the TCSB common stock surrendered in the merger; and

•	the holding period for the IBCP common stock received by a U.S. Holder in the merger will include the holding period for the shares of TCSB common stock surrendered in the merger.

Exchange of TCSB Common Stock for IBCP Common Stock

TCSB shareholders will exchange all of their TCSB common stock for IBCP common stock in the merger. Accordingly, shareholders will not recognize gain or loss upon the exchange, except with respect to any cash received in lieu of fractional shares of IBCP stock.

Backup Withholding and Information Reporting

Payments of cash to a holder of TCSB common stock may, under certain circumstances, be subject to information reporting and backup withholding at the effective statutory rate of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes his, her, or its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to a TCSB shareholder. IBCP and TCSB have not requested and do not intend to request any ruling from the IRS. You are urged to consult your own tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

THE MERGER AGREEMENT

Summary

The following describes certain aspects of the merger, including certain provisions of the merger agreement. The following description of the merger agreement is not complete and is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this prospectus and proxy statement as Appendix A and is incorporated herein by reference. We urge you to read the merger agreement carefully in its entirety, as it is the legal document governing this merger.

Structure of the Merger; Bank Consolidation

At the effective time of the merger, TCSB will be merged with and into IBCP, with IBCP as the surviving corporation. The separate existence of TCSB will terminate and TCSB common stock will be cancelled and converted into the right to receive the Merger Consideration. The articles of incorporation and bylaws of IBCP as in effect immediately before the effective time of the merger will be the articles of incorporation and bylaws of the combined organization immediately after the effective time of the merger. The officers and directors of IBCP serving immediately before the effective time of the merger will be the officers and directors of the combined organization immediately after the effective time of the merger, but after the effective time of the merger, IBCP will cause one director of TCSB, determined by TCSB but subject to the reasonable approval of IBCP, to be added to the board of directors of IBCP.

Following completion of the merger, IBCP intends to consolidate Traverse City State Bank with and into Independent Bank with Independent Bank as the surviving bank.

What TCSB Shareholders will Receive in the Merger

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of TCSB common stock that you hold will be converted into the right to receive 1.1166 shares of IBCP common stock, subject to adjustment as described below, plus cash in lieu of any fractional share.

IBCP will not issue fractional shares of IBCP common stock in the merger. A TCSB shareholder who would otherwise be entitled to receive a fraction of a share of IBCP common stock in the merger will instead receive an amount of cash determined by multiplying that fraction by the Final Purchaser Price (defined below).

The Merger Consideration is subject to the following adjustments:

•	If, as of the Final Statement Date (as defined below and in the merger agreement), the Company Consolidated Shareholders’ Equity (as defined below and in the merger agreement) is less than $34,500,000, then the Stock Purchase Value (as defined below and in the merger agreement) will be reduced by an amount equal to (a) $34,500,000 minus (b) the Company Consolidated Shareholders’ Equity as of the Final Statement Date.

“Company Consolidated Shareholders’ Equity” means TCSB’s total consolidated shareholders’ equity as of the Final Statement Date computed in accordance with U.S. generally accepted accounting principles (“GAAP”), consistently applied and excluding the net accumulated other comprehensive income/(loss) related to unrealized investment securities gains/(losses), and subject to additional adjustments as set forth in Section 5.26.1 of the merger agreement.

“Final Statement Date” means the last day of the calendar month preceding the date on which both TCSB’s shareholders have approved the merger and all regulatory approvals required by law to consummate the merger have been obtained (statutory waiting periods need not have expired), or such other date as agreed upon by IBCP and TCSB.

“Stock Purchase Value” is equal to the Exchange Ratio in effect at the time of the adjustment multiplied by the total number of shares of TCSB common stock outstanding as of the effective time of the merger multiplied by the Final Purchaser Price (as defined below and in the merger agreement).

•	If the Final Purchaser Price of a share of IBCP common stock is less than $19.07 and the number determined by dividing the Final Purchaser Price by $22.44 is less than the number obtained by subtracting (i) 15% from (ii) the quotient obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below), then TCSB will have the right to request an adjustment to the Exchange Ratio. If IBCP declines to adjust the Exchange Ratio as requested, then TCSB will have the right to terminate the merger agreement.

The “Final Purchaser Price” means the 15-day volume weighted average price of IBCP common stock ending on the sixth business day prior to the closing date for the merger in transactions reported on The Nasdaq Global Select Market.

The “Initial Index Price” means the closing price of the KBW Regional Banking Index (KRX), a sector index maintained by the Nasdaq Stock Market on December 1, 2017.

The “Final Index Price” means the closing price of the KBW Regional Banking Index (KRX) on the sixth business day prior to the closing date for the merger.

•	If, between the date of the merger agreement and the effective time of the merger there is declared or effected a reorganization, reclassification, recapitalization, stock split (including a reverse stock split), split-up, stock dividend or stock distribution (including any dividend or distribution of securities convertible into IBCP or TCSB common stock), combination, exchange, or readjustment of shares with respect to, or rights issued in respect of, IBCP common stock or TCSB common stock, then the Exchange Ratio will be proportionately adjusted accordingly to provide to the holders of TCSB common stock the same economic benefit as contemplated by the merger agreement prior to such event.

The amount and nature of the Merger Consideration was established through arm’s-length negotiations between IBCP and TCSB and their respective advisors and reflects the balancing of a number of countervailing factors. The total amount of the Merger Consideration reflects a price both parties concluded was appropriate.

We cannot assure you that the current market value of IBCP common stock or TCSB common stock will be equivalent to the market value of IBCP common stock or TCSB common stock on the effective date of the merger.

Cessation of Shareholder Status

As of the effective time of the merger, holders of TCSB common stock outstanding immediately before the effective time of the merger will cease to be shareholders of TCSB and will have no rights as TCSB shareholders.

Conversion of Shares; Exchange Procedures

The conversion of TCSB common stock into the right to receive the Merger Consideration will occur automatically upon completion of the merger. After completion of the merger, IBCP will cause its exchange agent to promptly (i) register and issue book-entry shares of IBCP common stock to you, in the name and to the address that appear on TCSB’s stock records at the effective time of the merger, or in such other name or to such other address as you specify in transmittal materials received by the exchange agent, and (ii) issue a check for any fractional share in the amount to which you are entitled, if any, after giving effect to any required tax withholding. The above actions of the exchange agent are subject to the exchange agent receiving all TCSB stock certificates held by you, or an affidavit of loss and indemnity bond for such certificates, together with properly executed transmittal materials.

As soon as reasonably practicable after the completion of the merger, you will be sent transmittal materials from the exchange agent for use in exchanging your TCSB stock certificates and to receive the Merger Consideration.

IBCP and the exchange agent will be entitled to deduct and withhold from the consideration payable to you such amounts as IBCP is required to deduct and withhold under any federal, state, local or foreign tax law. If either of them withholds any such amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholder from whom they were withheld.

Effective Time of the Merger

The merger will be completed on the date and time specified in a certificate of merger filed with the State of Michigan. The effective time of the merger is anticipated to be in the first half of 2018, if the merger agreement has not been terminated before then. The merger may not be completed until the TCSB shareholders have approved the merger agreement, all necessary regulatory approvals and consents have been received, and all of the conditions to the merger set forth in the merger agreement are satisfied or waived.

Dividends and Distributions

Until TCSB common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to shares of IBCP common stock into which shares of TCSB common stock may have been converted will accrue but will not be paid. When such certificates have been duly surrendered, IBCP will pay any unpaid dividends or other distributions, without interest.

Potential Special Dividend

If, prior to the effective time of the merger, the aggregate cash amount collected by Traverse City State Bank relating to a particular loan it made to a borrower exceeds $691,000, TCSB may, subject to applicable law and TCSB’s articles and bylaws, pay a special cash dividend to TCSB shareholders in an aggregate amount of up to 65% of the amount by which such aggregate collections exceed $691,000.

Representations and Warranties

The merger agreement contains customary representations and warranties of IBCP and TCSB relating to their respective businesses. In particular, the merger agreement contains representations and warranties of IBCP, on the one hand, and TCSB, on the other hand, to each other, as to, among other things:

•	the corporate organization and existence of each party;
•	the authority of each party to enter into the merger agreement, perform its obligations under the merger agreement, and make it valid and binding;
•	the fact that the merger agreement does not conflict with or violate the articles of incorporation and bylaws of each party, applicable law, or regulatory restrictions applicable to each party;
•	required regulatory approvals;
•	subsidiaries;
•	deposit insurance and payment of assessments;
•	the capitalization of each party and voting rights of their respective securities;

•	each party’s financial statements and filings of reports with applicable regulatory authorities;
•	the absence of undisclosed liabilities;
•	the absence of certain changes or events occurring since December 31, 2016;
•	the absence of material litigation;
•	regulatory filings;
•	conduct of each party’s business (and the business of each party’s subsidiaries) in compliance with applicable laws, orders, and regulations;
•	the accuracy and completeness of the transaction documents;
•	agreements with regulatory agencies;
•	payments to be made to any brokers or finders in connection with the merger;
•	securities laws matters;
•	books and records;
•	Community Reinvestment Act rating;
•	the accuracy and completeness of organizational documents; and
•	compliance with the Bank Secrecy Act.

In addition, the merger agreement contains representations and warranties of TCSB to IBCP as to:

•	the absence of indemnification claims;
•	the filing and accuracy of its tax returns and other tax matters;
•	title to and interest in its assets and those of its subsidiaries, including real property;
•	material contracts and material leases;
•	intellectual property;
•	licenses and permits;
•	labor and employment matters;
•	employee benefit plans and related matters;
•	environmental matters;
•	the receipt of a fairness opinion from TCSB’s financial advisor;
•	insurance matters, including without limitation the maintenance and adequacy of insurance and absence of material unsatisfied claims;
•	the adequacy of TCSB’s loan reserves;
•	loans and investments;
•	joint ventures and strategic alliances;
•	the absence of a shareholder rights plan;
•	loans and other relationships with, and control of TCSB’s and its subsidiaries’ assets by, certain related persons;
•	material changes in business relationships;
•	loan origination and servicing;
•	guarantees of indebtedness owed to TCSB or any of its subsidiaries;
•	data security and customer privacy; and

•	compliance with policies and procedures.

The representations and warranties of each of IBCP and TCSB have been made solely for the benefit of the other party and they should not be relied on by any other person. The representations and warranties of IBCP and TCSB do not survive the completion of the merger. The parties qualified many of the representations and warranties contained in the merger agreement with exceptions set forth in disclosure letters that were separately delivered by each party to the other party.

Conduct of Business Pending the Merger

TCSB Restrictions

TCSB has agreed to certain covenants in the merger agreement that restrict the conduct of its business between the date of the merger agreement and the earlier of the effective time of the merger or the termination of the merger agreement. Except as expressly contemplated by the merger agreement, as required by applicable law, or with the prior written consent of IBCP (which consent shall not be unreasonably withheld, conditioned, or delayed), TCSB has agreed to conduct its business in the ordinary course of business generally consistent with past practice in all material respects, and to the extent consistent therewith, to use commercially reasonable efforts to preserve substantially intact its and its subsidiaries’ business organization and customer and business relationships, and keep available the services of present officers and employees.

In addition, TCSB has agreed to specific restrictions relating to the conduct of its business between the date of the merger agreement and the earlier of the effective time of the merger or the termination of the merger agreement, including (without limitation) restrictions related to the following (subject, in each case, to exceptions specified in the merger agreement, or with the prior written consent of IBCP, which may not be unreasonably withheld, conditioned, or delayed):

•	amendment of its articles of incorporation or bylaws;
•	(a) the split, combination or reclassification of any securities issued by TCSB or any of its subsidiaries, (b) the repurchase, redemption or other acquisition, or offer to purchase, redeem or otherwise acquire, any securities issued by TCSB or any of its subsidiaries, except for the acceptance of shares of TCSB common stock delivered in satisfaction of the exercise price or tax withholding obligations by holders of TCSB stock options that are outstanding as of the date of the merger agreement who exercise such stock options and except for shares redeemed pursuant to TCSB’s 401(k) plan, or (c) the declaration, setting aside of or payment of any dividend or distribution in respect of, or entry into an agreement with respect to the voting of, any shares of capital stock, except for distributions to or from TCSB subsidiaries and except for the special dividend contemplated by Section 5.27 of the merger agreement;
•	the issuance, sale, pledge, disposal or encumbrance of any securities issued by TCSB or any of its subsidiaries, other than the issuance of shares of TCSB common stock upon exercise of any option granted pursuant to a TCSB stock plan prior to the date of the merger agreement;
•	except in the ordinary course of business consistent with past practice or as required by applicable law or the express terms of any TCSB benefit plan or contract in effect as of the date of the merger agreement, (a) the increase of the compensation (including bonus opportunities) payable or that could become payable by TCSB or its subsidiaries to directors or officers or to any employees; (b) the entry into any new or amendment in any material respect of any existing employment, consulting, severance, termination, retention or change in control agreement with any of its past or present officers, directors or employees; (c) the establishment, adoption, entry into, amendment of, termination of, or the taking of any action to accelerate rights under any benefit plan; (d) the granting of any severance or termination pay unless provided under any benefit plan; (e) the granting of any compensatory awards that are payable in, relate to, or are determined by reference to the value of TCSB common stock; or (f) the funding or in any other way securing of any payment of compensation or benefit under any benefit plan;
•	the promotion of any officer or any non-officer employee to an officer position or the hiring or termination of employment of any officer, except for termination for cause and hiring to replace;

•	the acquisition, by merger, consolidation, acquisition of stock or assets, or otherwise, of any business or division of a business or, except among wholly-owned subsidiaries of TCSB, the making of any capital contributions to any person, other than (a) incident to foreclosures in connection with debts previously contracted in good faith, or (b) acquisitions of personal property in the ordinary course of business generally consistent with past practice;
•	except in the ordinary course of business consistent with past practice, the transfer, license, sale, lease or other disposition of any material assets, including capital stock or other equity interests in any subsidiary, provided that such prohibition will not apply to dealings with financial assets or investment securities, and that TCSB and its subsidiaries may transfer, license, sell, lease or dispose of any obsolete or unused equipment, fixtures or assets in the ordinary course of business consistent with past practice;
•	the adoption or effecting of a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
•	except in the ordinary course of business consistent with past practice, the repurchase, prepayment, or incurrence of any indebtedness for borrowed money or the guarantee of any such indebtedness of another person;
•	the making of any application for the opening, relocation or closing of any branch office, loan production office or other material office or facility, or the opening, relocation, or closing of any branch office, loan production office or other material office or facility;
•	the entry into or the amendment or modification of, in any material respect, or the consent to the termination of (other than at its stated expiration date), any material contract, other than in the ordinary course of business consistent with past practice;
•	the institution, settlement or compromise of any actions pending or threatened before any arbitrator, court or other governmental entity (a) involving the payment of monetary damages or admission of liability by TCSB or any of its subsidiaries of any amount exceeding $100,000; (b) involving injunctive or similar relief; or (c) having a material impact on TCSB’s business;
•	the making of any material change in any method of financial accounting principles or practices, in each case except for any such change required or to be required by a change in GAAP or applicable law;
•	the settlement or compromise of any material tax claims, audits or assessments in excess of the amount reserved for such claims, audits or assessments as set forth on TCSB’s books and records; the making or changing of any material tax election; the changing of any annual tax accounting period; the adoption or changing of any method of tax accounting; or the entry into any material closing agreement, the surrendering in writing of any right to claim a material tax refund, offset or other reduction in tax liability or the consenting to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to TCSB or any of its subsidiaries;
•	the entry into any material new line of business or the changing in any material respect of TCSB’s lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging or other material banking or operating policies or practices, except in the ordinary course of business consistent with past practice or as required by law or any regulatory agency having jurisdiction over TCSB or any of its subsidiaries;
•	except as required by law or any regulatory agency having jurisdiction over TCSB or any of its subsidiaries, the making of any material changes in policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;
•	the restructuring or material changing of the nature of the composition of TCSB’s investment securities portfolio through purchases, sales or otherwise, or its policies with respect to the classification and reporting of such portfolios;

•	the failure to maintain TCSB’s books, accounts and records in the usual and regular manner and in material compliance with applicable law, governmental policy issuances, GAAP and other relevant accounting standards, and formally adopted internal control policies and procedures;
•	the failure to use commercially reasonable efforts to maintain TCSB’s property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted;
•	the failure to use commercially reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on TCSB’s assets, properties, premises, operations, directors, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as were in force on the date of the merger agreement;
•	the failure to promptly notify IBCP of the threat or the commencement of any material action against, relating to or affecting (a) TCSB or any of its subsidiaries; (b) TCSB’s or any of its subsidiaries’ directors, officers or employees in their capacities as such; (c) TCSB’s or any of its subsidiaries’ assets, liabilities, businesses or operations; or (d) the merger or the merger agreement;
•	the taking, or the omission from taking, of any action that would, or could reasonably be expected to prevent or impede the merger from qualifying for the intended tax treatment, or, except as and to the extent required by applicable law or regulatory agencies having jurisdiction over TCSB or any of its subsidiaries, (a) the taking of any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the merger agreement, or (b) the taking of, or the knowing failure to take, any action that is reasonably likely to result in any of the conditions to the merger set forth in Article VI of the merger agreement not being satisfied;
•	the taking of any action to pay any liability, absolute or contingent, in excess of $50,000, except liabilities reflected on TCSB’s financial statements, except in the ordinary course of business consistent with past practice, or except in connection with the transactions contemplated by the merger agreement;
•	the changing in any material respect of TCSB’s underwriting, investment or risk management or other similar policies of TCSB or any of its subsidiaries except as required by law or except changes reasonably intended to reduce risk which changes are made after consultation with IBCP;
•	the failure to comply in all material respects with applicable law and formally adopted internal policies and procedures applicable to the conduct of TCSB’s business, except to the extent that application of any law is being contested in good faith and IBCP has been notified of such contest;
•	the failure to charge off loans and maintain TCSB’s allowance for loan and lease losses, in each case in a manner in conformity with the prior respective practices of TCSB and its subsidiaries and applicable industry, regulatory, and GAAP standards;
•	the entry into or amendment of any contract or other transaction with any TCSB-related person (defined in the merger agreement as any 5% shareholder, any director or executive officer of TCSB or any of its subsidiaries, their spouses and any children or other persons who share the same household with such persons, and any entity of which any such persons, alone or together, have control), except as contemplated or permitted by the merger agreement and except for banking transactions in the ordinary course of business consistent with past practice and on terms available to TCSB’s customers generally;
•	the making or renewal of any charitable contributions, gifts, commitments or pledges of cash or other assets in an aggregate amount in excess of $15,000, except for commitments disclosed in the TCSB disclosure letter provided to IBCP;
•	the taking of any action to enter into, or the commitment to enter into, any agreement for consulting, professional, or other services to TCSB or any TCSB subsidiary that is not terminable by TCSB without penalty upon thirty days’ or less notice, except for contracts for services under which the aggregate required payments do not exceed $50,000, and except for legal, accounting, and other ordinary expenses (not including expenses of financial advisors) related to the merger agreement;

•	the taking of any action to enter into, or commitment to enter into, any joint venture, strategic alliance, or material relationship with any person to jointly develop, market or offer any product or service; or the disclosure of any customer names, addresses, telephone numbers, lists, or any other nonpublic information concerning customers or other consumers to any person not employed by TCSB or a TCSB subsidiary in connection with their employment other than marketing firms and other vendors in the ordinary course of business and in compliance with applicable law;
•	foreclosing on or otherwise taking title to, or possession or control of, any real property without first obtaining a Phase I environmental report with respect to such property, prepared by a reliable and qualified person, which indicates that there are no recognized environmental conditions with respect to such property, except that no such report is required with respect to single-family, non-agricultural residential property to be foreclosed upon unless TCSB has knowledge that such property might contain any hazardous materials; and
•	the agreement or commitment to do any of the foregoing.

IBCP Restrictions

IBCP has agreed to certain covenants in the merger agreement that restrict the conduct of its business between the date of the merger agreement and the earlier of the effective time of the merger or the termination of the merger agreement. Except as expressly contemplated by the merger agreement or as required by applicable law, IBCP has agreed to conduct its business in the ordinary course of business consistent with past practice in all material respects, and to the extent consistent therewith, to use commercially reasonable efforts to preserve substantially intact its and its subsidiaries’ business organization and customer and business relationships.

In addition, IBCP has agreed to specific restrictions relating to the conduct of its business between the date of the merger agreement and the earlier of the effective time of the merger or the termination of the merger agreement, including (without limitation) the following (subject, in each case, to exceptions specified in the merger agreement, or with the prior written consent of TCSB, which may not be unreasonably withheld, conditioned, or delayed):

•	the amendment of its articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of TCSB common stock relative to the holders of IBCP common stock;
•	the taking of, or the failure to take, any action that would, or could reasonably be expected to, prevent or impede the merger from qualifying for the intended tax treatment, or, except as and to the extent required by applicable law or regulatory agencies having jurisdiction over IBCP or any of IBCP’s subsidiaries, (a) the taking of any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the merger agreement; or (b) the taking of, or the knowing failure to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied; or
•	the agreement or commitment to do any of the foregoing.

Covenants

In addition to the restrictions noted above, the merger agreement contains certain other covenants and agreements, including, among others, the following covenants:

•	IBCP agreed to use commercially reasonable efforts to prepare and cause to be filed with the SEC a registration statement, which includes this prospectus and proxy statement, as promptly as practicable following the date of the merger agreement;
•	IBCP agreed to take all actions (other than qualifying to do business in any jurisdiction in which it was not qualified as of the date the merger agreement was signed) required to be taken under the Securities Act of 1933, the Securities Exchange Act of 1934, any applicable foreign or state securities laws, and the rules and regulations thereunder in connection with the merger and the issuance of IBCP common stock as Merger Consideration;
•	TCSB agreed to hold a special meeting of its shareholders, as soon as practicable following the date on which the registration statement is declared effective or the effective date can be predicted with reasonable certainty, for the purpose of seeking the TCSB shareholder approval of the merger agreement and, except in limited circumstances, to use its commercially reasonable efforts to solicit the requisite shareholder approval for such proposal;

•	IBCP agreed to use its commercially reasonable efforts to cause the shares of IBCP common stock to be issued as Merger Consideration or upon exercise of TCSB stock options converted into IBCP stock options to be accepted for listing on The NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the merger;
•	each of the parties agreed to use all commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate the merger and to obtain consents of all third parties and governmental bodies necessary or desirable for consummation of the merger;
•	as soon as practicable after the date of the merger agreement, IBCP shall prepare and file with the Federal Reserve Board and each other governmental entity having jurisdiction, all applications and documents required to obtain, and shall use its commercially reasonable efforts to obtain, on terms reasonably acceptable to IBCP, each necessary approval of or consent to consummate the merger;
•	neither of the parties will issue any press release or make any public announcement relating to the merger agreement, the merger, or the other transactions contemplated by the merger agreement without the prior written approval of the other party, unless the disclosing party believes in good faith after consultation with outside legal counsel that such press release or public announcement is required to be made by applicable law, rule, or regulation promulgated by any applicable securities exchange, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other party regarding such press release or other announcement prior to making any such disclosure;
•	commencing on the date of the merger agreement and ending at the earlier of the effective time of the merger or the termination of the merger agreement, (a) TCSB will, upon reasonable prior written notice and as reasonably requested in writing, permit IBCP and its representatives to have reasonable access at all reasonable times, in a manner so as not to interfere with TCSB’s normal business operations, to the offices and senior management, premises, agents, books, records, and contracts of or pertaining to TCSB and its subsidiaries; and (b) upon the reasonable request of TCSB, IBCP will furnish such reasonable information about its and its business as is relevant to TCSB and its shareholders in connection with the transactions contemplated by the merger agreement; provided, however, that such access to or disclosure of information will comply with applicable laws, will not result in or reasonably be expected to result in the waiver of the attorney-client privilege, and will not result in or reasonably be expected to result in a material breach of any material contract;
•	each party will hold and treat in confidence all documents and information concerning the other party and its subsidiaries furnished in connection with the merger or the merger agreement pursuant to a confidentiality agreement between IBCP and TCSB;
•	IBCP will maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the merger to cover the present and former officers and directors of TCSB and its subsidiaries with respect to claims against such directors and officers arising from facts or events which occurred before the effective time of the merger (provided that IBCP shall not be required to spend more than 300% of the last annual premium paid by TCSB for such insurance), and for six years after the effective time, IBCP will indemnify and hold harmless to the fullest extent permitted by applicable law the present and former officers and directors of TCSB and its subsidiaries against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring or alleged to have occurred on or prior to the effective time of the merger;
•	if any anti-takeover laws of any governmental entity are or may become applicable to the merger, the parties will use their respective commercially reasonable efforts to take such action as reasonably necessary so that the merger may be consummated as promptly as practicable under the terms of the merger agreement and otherwise take all such actions as are reasonably necessary so as to eliminate or minimize the effects of any such law on the merger;

•	each party will keep the other party reasonably informed with respect to the defense or settlement of any securityholder action against it or its directors or officers relating to the merger, will give the other party opportunity to consult with it regarding the defense or settlement of any such securityholder action, and will not settle any such action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);
•	each party will not, and will not permit any of their respective subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the merger as a reorganization under Section 368(a) of the Code, and each party will use commercially reasonable efforts to cause the merger to so qualify as a reorganization under Section 368(a) of the Code;
•	TCSB will take all actions reasonably requested by IBCP to cause the consolidation of Traverse City State Bank with and into Independent Bank, including by executing and delivering one or more bank consolidation agreements in customary form;
•	TCSB will permit IBCP to conduct environmental assessments of all real property owned by TCSB or its subsidiaries as of the date of the merger agreement;
•	IBCP will use all commercially reasonable efforts to promptly commence preparation for implementation of the conversion of some or all of TCSB’s information and data onto IBCP’s information technology systems with the goal of effecting such data conversion at or as soon as reasonably practicable after the effective time of the merger;
•	between the date of the merger agreement and the effective time of the merger, TCSB will deliver to IBCP monthly internal financial reports prepared with respect to TCSB and each of its subsidiaries, and each financial report or statement submitted to regulatory authorities for TCSB and each of its subsidiaries;
•	TCSB will use commercially reasonable efforts to obtain estoppel certificates with respect to certain leased properties, in form and substance reasonably acceptable to IBCP and dated not more than 25 days prior to the effective date of the merger;
•	TCSB will promptly notify IBCP in writing if, to TCSB’s knowledge, any customer, agent, representative, supplier, or other person with whom TCSB has a material contractual relationship intends to discontinue, materially diminish or change its relationship with TCSB or any TCSB subsidiary in an adverse manner;
•	the parties will take all actions necessary for IBCP to enter into a supplemental indenture with respect to TCSB’s outstanding trust preferred securities to evidence the succession of IBCP as of the effective time of the merger;
•	TCSB will prepare, and cause its independent accounting firm to perform certain agreed-upon procedures on, a consolidated balance sheet of TCSB and a computation of the Company Consolidated Shareholders’ Equity, each as of the Final Statement Date, and each according to procedures set forth in the merger agreement; and
•	after the effective time of the merger, IBCP shall cause one director of TCSB to be added to the board of directors of IBCP.

Acquisition Proposals by Third Parties

Except as described below, TCSB has agreed that, from the time of the execution of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement in accordance with the terms of the merger agreement, it will not and will cause its subsidiaries and representatives to not:

•	solicit, initiate, encourage, or knowingly facilitate (including by way of furnishing non–public information) any inquiries regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, a proposal that constitutes a takeover proposal; or

•	engage or enter into, continue, or otherwise participate in any discussions or negotiations regarding, or furnish to any other person material nonpublic information in connection with, any takeover proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt to make a takeover proposal.

TCSB will, and will cause each of its subsidiaries and each of its and its subsidiaries’ representatives to, (i) immediately upon execution of the merger agreement, cease any solicitation, encouragement, discussions, or negotiations with any person that may be ongoing with respect to any takeover proposal as of the date of the merger agreement, (ii) request promptly thereafter that such person promptly return or destroy all confidential information concerning TCSB and its subsidiaries delivered or made available to such person or its representatives by TCSB, its subsidiaries, or any representatives thereof, in connection with its consideration of a takeover proposal and any summaries, analyses, or extracts thereof or based thereon, and any files, copies, or records containing such information in any computer or electronic media, and (iii) immediately upon execution of the merger agreement, terminate all physical and electronic data room access previously granted to any such person or its representatives.

Notwithstanding the restrictions described above, if at any time prior to obtaining the TCSB shareholder approval, TCSB receives a takeover proposal from any person or group of persons, which did not result from a breach of the above restrictions, TCSB and its representatives are permitted to, subject to certain conditions, (a) contact such person and or group of persons and their representatives to request that such person provide clarification of any term or condition of such takeover proposal that the TCSB board of directors determines in good faith to be ambiguous or unclear, and (b) if the TCSB board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such takeover proposal constitutes, or is reasonably expected to lead to, a superior proposal, (i) furnish to such person, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to TCSB and its subsidiaries to the person or group of persons who have made such takeover proposal and their respective representatives, and (ii) engage in or otherwise participate in discussions or negotiations with such person or group of persons making such a takeover proposal and their respective representatives.

A “takeover proposal” means any inquiry, proposal, or offer from any person (other than IBCP and its subsidiaries) or “group,” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, relating to, in a single transaction or series of related transactions, any (a) acquisition of assets of TCSB and its subsidiaries equal to more than 10% of TCSB’s consolidated assets or to which more than 10% of TCSB’s net income on a consolidated basis is attributable; (b) acquisition of more than 10% of the outstanding TCSB common stock or the capital stock of any subsidiary of TCSB; (c) tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than 10% of the outstanding TCSB common stock; (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving TCSB or any of its subsidiaries; or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated net income, and TCSB common stock involved is more than 10%; in each case, other than the merger.

A “superior proposal” means any bona fide written takeover proposal that the TCSB board of directors has determined in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and is reasonably likely to result in the consummation of a transaction more favorable to the TCSB shareholders from a financial point of view than the merger, taking into account (a) all legal, regulatory, and financial aspects of the proposal (including availability of financing and certainty of closing) and the person making the proposal, and (b) any changes to the terms of the merger agreement proposed by IBCP in response to such proposal or otherwise, provided that for purposes of the definition of “superior proposal,” the references to “10%” in the definition of “takeover proposal” above shall be deemed to be references to “50%.”

The merger agreement requires that TCSB inform IBCP on a reasonably current basis as to the status of any takeover proposal, including any material developments, discussions, or negotiations regarding any takeover proposal. It also prohibits TCSB from entering any confidentiality or other agreement with any person subsequent to the date of the merger agreement which prohibits TCSB from providing information to IBCP in accordance with this obligation.

Changes in the TCSB Board Recommendation

The TCSB board of directors has agreed, subject to certain exceptions summarized below, not to:

•	fail to recommend shareholder approval of the merger agreement or fail to include this recommendation in the proxy statement;
•	change, qualify, withhold, withdraw, or modify, or publicly propose to take such action, in a manner adverse to IBCP, its recommendation to shareholders to approve the merger agreement;
•	take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer, taking no position with respect to such offer, or a temporary “stop, look and listen” communication consistent with Rule 14d-9(f) of the Securities Exchange Act of 1934 (as if such provisions are applicable to TCSB); or
•	adopt, approve, or recommend, or publicly propose to approve or recommend to TCSB’s shareholders, a takeover proposal.

Each of the foregoing is referred to in the merger agreement as an “adverse recommendation change.” In addition, the TCSB board of directors has agreed not to cause or permit TCSB or any of its subsidiaries to enter into any letter of intent, agreement, or agreement in principle with respect to any takeover proposal (other than an acceptable confidentiality agreement).

Notwithstanding the restrictions described above, prior to obtaining the TCSB shareholder approval, the TCSB board of directors is permitted to make an adverse recommendation change if the TCSB board of directors has complied with its obligations under the restrictions above and determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that a takeover proposal constitutes a superior proposal.

At least five business days prior to making an adverse recommendation change, the TCSB board of directors must inform IBCP in writing of its intention to make an adverse recommendation change and provide to IBCP the material terms and conditions of the takeover proposal and identity of the person making the takeover proposal, together with copies all written materials (including all transaction agreements and related documents) with or from the party making such a superior proposal. During this notice period, TCSB must negotiate with IBCP (if IBCP wishes to do so) to enable IBCP to revise the terms of the merger agreement so that the superior proposal no longer constitutes a superior proposal. Following the notice period, the TCSB board of directors must consider in good faith any changes to the merger agreement proposed in writing by IBCP and may proceed with an adverse recommendation change only if it has determined that the superior proposal continues to constitute a superior proposal.

For the purposes of the restrictions described above, any breach by any of TCSB’s representatives in his or her individual capacity will be deemed a breach by TCSB.

Conditions to Complete the Merger

The obligations of each of IBCP and TCSB to complete the merger are subject to the satisfaction or waiver, on or before the completion of the merger, of a number of conditions, including:

•	approval of the merger agreement by holders of at least a majority of the outstanding shares of TCSB common stock entitled to vote;
•	the receipt and effectiveness of all required regulatory approvals and the expiration of all applicable notice and waiting periods, as long as no such regulatory approvals contain any non-standard conditions, restrictions, or requirements that would, following the effective time of the merger, have or be reasonably likely to have, individually or in the aggregate, a material adverse effect on the surviving corporation, in IBCP’s reasonable opinion;
•	the absence of any law making illegal or otherwise preventing the consummation of the merger;
•	the absence of any temporary, preliminary, or permanent restraining order preventing the consummation of the merger;
•	the absence of any order of a court or agency enjoining or prohibiting the consummation of the merger;

•	the declaration of effectiveness by the SEC of the registration statement of which this prospectus and proxy statement forms a part, which registration statement must not be subject to any stop order or proceedings commenced or threatened by the SEC for the purpose of suspending the effectiveness of the registration statement; and
•	the authorization for listing on The NASDAQ Global Select Market of the IBCP common stock to be issued as Merger Consideration, subject to official notice of issuance.

The obligations of IBCP to effect the merger are subject to satisfaction or waiver of the following additional conditions:

•	(a) the representations and warranties of TCSB (other than certain representations related to TCSB’s authorization of the merger agreement, TCSB’s organization and good standing, TCSB’s ownership of subsidiaries and organization and good standing of those subsidiaries, and TCSB’s capitalization) must be true and correct (without giving effect to any limitation as to materiality) as of the closing date as though made as of such date (or, if made as of a specific date, as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, a material adverse effect with respect to TCSB, and (b) certain representations and warranties related to TCSB’s authorization of the merger agreement, TCSB’s organization and good standing, TCSB’s ownership of subsidiaries and organization and good standing of those subsidiaries, and TCSB’s capitalization must be true and correct in all but de minimus respects as of the closing date as though made as of the closing (or, if made as of a specific date, in all but de minimus respects as of such date);
•	TCSB must have performed in all material respects all of the covenants required to be performed by it under the merger agreement at or prior to the closing;
•	IBCP must have received a certificate, dated as of the closing date, executed on TCSB’s behalf by the chief executive officer or chief financial officer of TCSB certifying as to the satisfaction of the conditions described in the preceding two bullet points;
•	there must have been no change, state of facts, event, development, or effect since December 31, 2016, that has had or would reasonably be expected to have a material adverse effect with respect to TCSB;
•	IBCP must have received a written opinion from Varnum LLP to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;
•	IBCP must have received one or more certificates dated as of the closing date and signed by the secretary of TCSB on behalf of TCSB, certifying (a) the total number of shares of capital stock of TCSB issued and outstanding as of the close of business on the day immediately preceding the closing; and (b) the number of shares of TCSB common stock, if any, that are issuable on or after that date, all in such form as IBCP may reasonably request;
•	The Company Consolidated Shareholders’ Equity, as calculated in accordance with the merger agreement, must be at least $33,000,000 as of the Final Statement Date; and
•	TCSB’s allowance for loan and lease losses must be, as of the Final Statement Date, at least equal to the sum of (a) the greater of (X) $2,363,000 or (Y) 0.85% of gross loans as of the Final Statement Date, plus (b) any credit (increase) to the allowance between the date of the merger agreement and the Final Statement Date resulting from a recovery relating to Traverse City State Bank’s loan to a particular borrower.

The obligations of TCSB to effect the merger are subject to satisfaction or waiver of the following additional conditions:

•	(a) the representations and warranties of IBCP (other than certain representations related to IBCP’s authorization of the merger agreement, IBCP’s organization and good standing, IBCP’s ownership of subsidiaries and good standing and organization of those subsidiaries, and IBCP’s capitalization) must be true and correct (without giving effect to any limitation as to materiality) as of the closing date as though made as of such date (or, if made as of a specific date, as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, a material adverse effect with respect to IBCP, and (b) certain representations and warranties related to IBCP’s authorization of the merger agreement, IBCP’s organization and good standing, IBCP’s ownership of subsidiaries and good standing and organization of those subsidiaries, and IBCP’s capitalization must be true and correct in all but de minimus respects as of the closing date as though made as of the closing (or, if made as of a specific date, in all but de minimus respects as of such date).

•	IBCP must have performed in all material respects all of the covenants required to be performed by it under the merger agreement at or prior to the closing;
•	TCSB must have received a certificate, dated as of the closing date, executed on behalf of IBCP by the chief executive officer or chief financial officer of IBCP certifying as to the satisfaction of the conditions described in the preceding two bullet points;
•	there must have been no change, state of facts, event, development, or effect since December 31, 2016, that has had or would reasonably be expected to have a material adverse effect with respect to IBCP; and
•	TCSB must have received a written opinion from Warner Norcross & Judd LLP, dated as of the closing date, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Under the merger agreement, a material adverse effect means, with respect to TCSB or IBCP, any event, occurrence, fact, condition or change that (a) is materially adverse to the business, results of operations, financial condition, or assets of TCSB or IBCP, as applicable, and their respective subsidiaries, taken as a whole, or (b) prohibits or materially impairs the ability of TCSB or IBCP, as applicable, to consummate the transactions contemplated by the merger agreement on a timely basis; provided, however, that, for the purposes of clause (a), a material adverse effect shall not include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from (either alone or in combination):

•	conditions or changes generally affecting the economy, financial or securities markets;
•	any outbreak or escalation of hostilities, war (whether or not declared) or military action or any act of terrorism, the occurrence of any natural disaster, or occurrence of any man-made disaster;
•	general conditions in or changes generally affecting the banking industry or geographic regions in which TCSB or IBCP and their respective subsidiaries operate;
•	changes in laws (or interpretations thereof);
•	changes in GAAP or accounting standards (or interpretations thereof);
•	compliance with the terms of, or the taking of any action required by, the merger agreement;
•	the announcement or pendency of the merger or any other transaction contemplated by the merger agreement;
•	the acts or omissions of:
○	TCSB prior to the effective time of the merger taken at the written request of IBCP or with the prior written consent of IBCP; or
○	IBCP prior to the effective time of the merger taken at the written request of TCSB or with the prior written consent of TCSB; and
•	any decline in the market price, or change in trading volume, of IBCP common stock (provided, however, that any event, occurrence, fact, condition, or change that caused or contributed to any decline in market price or change in trading volume of IBCP common stock shall not be excluded unless otherwise specifically excluded in the merger agreement).

Any event, occurrence, fact, condition, or change referred to in the first four bullet points immediately above will, however, be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur with respect to TCSB or IBCP to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on TCSB or IBCP, as applicable, and their respective subsidiaries, taken as a whole, compared to other community banking organizations in Michigan.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this prospectus and proxy statement, we have no reason to believe that any of these conditions will not be satisfied.

Expenses

Except as otherwise provided in the merger agreement, IBCP and TCSB will be responsible for their respective expenses incidental to the merger.

Employee Benefit Matters

As a result of the merger, all employees of TCSB and its subsidiaries who are employed immediately before the effective time of the merger will automatically become employees of IBCP or an IBCP subsidiary as of the effective time of the merger. The merger agreement requires IBCP to provide to each employee of TCSB or any TCSB subsidiary who becomes employed by IBCP or any of its affiliates as a result of the merger the same benefits then provided to similarly situated IBCP employees. All employees of TCSB who are employed by IBCP will receive credit for years of service at TCSB for all purposes, including, without limitation, eligibility to participate, vesting credit, entitlement to benefits, and levels of benefits of any IBCP employee benefit plan and for the purposes of determining seniority in connection with employment by IBCP after the effective time of the merger. IBCP has agreed to pay severance benefits to any employee of TCSB whose job is eliminated as a result of the merger, either concurrently with the merger or within one year after the effective time of the merger, and who is not offered reasonably comparable employment with IBCP or a subsidiary of IBCP.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or, subject to the terms of the merger agreement, after the receipt of the TCSB shareholder approval, under the following circumstances:

•	by mutual written consent of IBCP and TCSB;
•	by either IBCP or TCSB:
○	if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the merger and such order or other action is final and nonappealable, but such termination right is not available to the party seeking to terminate if (a) the failure of TCSB, in the case of a termination by TCSB, or (b) the failure of IBCP, in the case of a termination by IBCP, to perform any of its obligations under the merger agreement required to be performed at or prior to the effective time of the merger has been a substantial cause of, or a substantial factor that resulted in, the issuance of such an order or the taking of such an action;
○	if the merger does not occur before September 4, 2018, except that the right to terminate the merger agreement shall not be available to the party seeking to terminate if (a) the failure of TCSB, in the case of a termination by TCSB, or (b) the failure of IBCP, in the case of a termination by IBCP, to perform any of its obligations of the merger agreement required to be performed at or prior to the effective time of the merger has been a substantial cause of, or a substantial factor that resulted in, the failure of the effective time of the merger to occur on or before September 4, 2018; or
○	if the TCSB special meeting (including any postponements or adjournments thereof) has concluded and been finally adjourned and the TCSB shareholder approval has not been obtained, but such termination right is not available to a party seeking to terminate if (a) the failure of TCSB, in the case of a termination by TCSB, or (b) the failure of IBCP, in the case of a termination by IBCP, to perform any of its obligations under the merger agreement required to be performed at or prior to the TCSB special meeting has been a substantial cause of, or a substantial factor that resulted in, the TCSB shareholder approval not having been obtained;

•	by TCSB, if IBCP has breached or failed to perform under the merger agreement, such that the conditions to TCSB’s obligations to complete the merger are not satisfied, and which breach either (a) cannot be cured by September 4, 2018 or (b) if capable of being cured by September 4, 2018, has not been cured within 30 business days following receipt of written notice from TCSB of such breach, but such termination right is not available to TCSB if TCSB is then in breach of the merger agreement, such that the conditions to IBCP’s obligations to complete the merger are not satisfied;
•	by IBCP, if TCSB has breached or failed to perform under the merger agreement, such that the conditions to IBCP’s obligations to complete the merger are not satisfied, and which breach either (a) cannot be cured by September 4, 2018, or (b) if capable of being cured by September 4, 2018, has not been cured within 30 business days following receipt of written notice from IBCP of such breach, but such termination right is not available to IBCP if IBCP is then in breach of the merger agreement, such that the conditions to TCSB’s obligations to complete the merger are not satisfied;
•	by IBCP prior to the receipt of the TCSB shareholder approval if (a) the TCSB board of directors changes its recommendation for shareholder approval, (b) the TCSB board of directors fails to reject a takeover proposal and reaffirm its recommendation within five business days of public announcement of such takeover proposal and in any event less than 2 business days prior to the TCSB special meeting, (c) TCSB enters into an agreement relating to a takeover proposal, or (d) in the absence of a takeover proposal and only during the period from 30 days before the mailing date of the prospectus and proxy statement to the date of the TCSB special meeting, the TCSB board of directors fails to publicly reaffirm its recommendation within five business days of a written request by IBCP for such reaffirmation;
•	by TCSB prior to receipt of the TCSB shareholder approval, in order to enter into a definitive agreement that constitutes a superior proposal, provided that (a) TCSB has complied with its obligations with respect to acquisition proposals by third parties in all material respects, and (b) TCSB pays the termination fee described below prior to or simultaneously with such termination;
•	by IBCP, if TCSB’s consolidated shareholders’ equity, as calculated in accordance with the provisions of the merger agreement, is less than $33,000,000 as of the Final Statement Date;
•	by IBCP, if, as of the Final Statement Date, TCSB’s allowance for loan and lease losses is not at least equal to the sum of (a) the greater of (X) $2,363,000 or (Y) 0.85% of gross loans as of the final statement date, plus (b) any credit (increase) to the allowance between the date of the merger agreement and the final statement date resulting from a recovery relating to Traverse City State Bank’s loan to the borrower identified in Section 5.27 of the company disclosure letter;
•	by IBCP, if there shall have occurred one or more events that have caused or are reasonably likely to cause a material adverse effect on TCSB; or
•	by IBCP, if, prior to the closing, Traverse City State Bank is examined for compliance with the Community Reinvestment Act and receives a written notification of a rating lower than “Satisfactory.”

Termination Fee

TCSB must pay IBCP a $2,529,658 termination fee if the merger agreement is terminated in the following circumstances:

•	if IBCP terminates the merger agreement because, prior to the receipt of the TCSB shareholder approval (a) the TCSB board of directors changes its recommendation for shareholder approval, (b) the TCSB board of directors fails to reject a takeover proposal and reaffirm its recommendation within five business days of public announcement of such takeover proposal and in any event at least two business days before the TCSB special meeting, (c) TCSB enters into an agreement relating to a takeover proposal, or (d) in the absence of a takeover proposal and only during the period from 30 days before the mailing date of the proxy statement and the date of the TCSB special meeting, the TCSB board of directors fails to publicly reaffirm its recommendation within five business days of a written request by IBCP for such reaffirmation;

•	if IBCP terminates the merger agreement because TCSB has breached the merger agreement, such that the conditions to IBCP’s obligations to complete the merger are not satisfied, and which breach either (a) cannot be cured by September 4, 2018 or (b) if capable of being cured by September 4, 2018, has not been cured within 30 business days following receipt of written notice from IBCP of such breach, and (i) any person has made a takeover proposal to TCSB on or after the date of the merger agreement but prior to the date that the merger agreement is terminated, and (ii) within 12 months after the date of termination, TCSB consummates a takeover proposal or enters into any definitive agreement with respect to a takeover proposal and such takeover proposal is subsequently consummated (provided that the references to “more than 10%” in the definition of “takeover proposal” will be deemed to be references to “more than 50%”);
•	if either IBCP or TCSB terminates the merger agreement because the TCSB special meeting (including any postponements or adjournments thereof) has concluded and been finally adjourned and the TCSB shareholder approval has not been obtained, and (a) any person has made a takeover proposal to TCSB on or after the date of the merger agreement but prior to the TCSB special meeting, and (b) within 12 months after the date of termination, TCSB consummates a takeover proposal or enters into any definitive agreement with respect to a takeover proposal and such takeover proposal is subsequently consummated (provided that the references to “more than 10%” in the definition of “takeover proposal” will be deemed to be references to “more than 50%”);
•	if (a) the merger agreement is terminated by IBCP or TCSB because the merger does not occur on or before September 4, 2018, (b) any person has made a takeover proposal to TCSB on or after the date of the merger agreement but prior to the date that the merger agreement is terminated, and (c) within 12 months after the date of termination, TCSB consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal and such takeover proposal is subsequently consummated (provided that the references to “more than 10%” in the definition of “takeover proposal” will be deemed to be references to “more than 50%”); provided that TCSB will not be obligated to pay the termination fee if, in the event of a termination by TCSB, the failure of IBCP to perform any of its obligations of the merger agreement required to be performed at or prior to the effective time of the merger has been a substantial cause of, or a substantial factor that resulted in, the failure of the effective time of the merger to occur on or before September 4, 2018; or
•	if TCSB terminates the merger agreement prior to receipt of the TCSB shareholder approval to enter into a definitive agreement that constitutes a superior proposal.

Upon the termination of the merger agreement in accordance with its terms and, if applicable, payment of a termination fee by TCSB, neither party will have any continuing liability to the other party, except for damages arising from a willful or intentional breach of the merger agreement or fraud.

Regulatory Approvals for the Merger

Under the terms of the merger agreement, the merger cannot be completed until IBCP receives necessary regulatory approvals, which include the approval of the Federal Reserve Board and the Michigan Department of Insurance and Financial Services. IBCP will file applications with each regulatory authority to obtain the required approvals. These governmental entities will consider, among other factors, the competitive impact of the merger, IBCP’s financial and managerial resources, the convenience and needs of the communities to be served, capital position, safety and soundless, legal and regulatory compliance matters, and Community Reinvestment Act matters, and they may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. IBCP cannot be certain when such approvals will be obtained or if they will be obtained.

NASDAQ Global Select Market Listing

IBCP’s common stock is currently listed on The NASDAQ Global Select Market under the symbol IBCP. The shares to be issued to the TCSB shareholders in the merger will be eligible for trading on The NASDAQ Global Select Market.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

When considering the recommendation of the TCSB board of directors, you should be aware that some of the executive officers and directors of TCSB and its subsidiary bank have interests that are different from, or in conflict with, your interests. The board of directors was aware of these interests when it adopted the merger agreement. Except as described below, to the knowledge of TCSB, the executive officers and directors of TCSB do not have any material interest in the merger apart from their interests as shareholders of TCSB.

Treatment of TCSB’s Stock Options

Certain executive officers of TCSB hold options to purchase TCSB common stock. Any outstanding unvested options will automatically vest upon completion of the merger and all outstanding TCSB stock options will be converted into options to acquire shares of IBCP common stock.

Deferred Compensation Plans

TCSB sponsors a deferred compensation plan, the TCSB Bancorp, Inc. Directors’ Deferred Compensation Plan, pursuant to which TCSB directors were permitted to defer receipt of fees received for serving on the TCSB board of directors. These deferred obligations will be paid to participants by IBCP as they become due under the terms of the plan.

Existing Employment Agreements with Certain of TCSB’s Executive Officers

TCSB has entered into employment agreements with the following executive officers: Constance A. Deneweth, Ann M. Bollinger, and Daniel J. Stahl. Each of these employment agreements provides that if the executive’s separation from service with TCSB is initiated by TCSB, other than for cause (as defined in the employment agreement), within 12 months after the effective time of the merger or within 6 months before the effective time of the merger, or if the separation from service is for good reason (as defined in the employment agreement) and occurs within 12 months after the effective time of the merger, then, subject to certain restrictions, the executive will be entitled to the payment of her or his salary for a period of 1 year from the date of termination and to certain contributions towards the executive’s health insurance coverage.

IBCP has entered into an agreement with each of Ms. Deneweth, Ms. Bollinger, and Mr. Stahl that will terminate their employment agreements as of the effective time of the merger and under which IBCP will (i) pay a one-time lump sum change in control payment equal to the executive’s annual base salary as of the date immediately preceding the effective time of the merger, and (ii) honor TCSB’s obligations to contribute to the executive’s health insurance coverage under the terms of their respective employment agreements if the person’s employment with IBCP ends within one year after the merger, with certain exceptions.

Offers of Employment

IBCP has made offers of at-will employment to Ms. Deneweth, Ms. Bollinger, and Mr. Stahl, which they have accepted. Following the completion of the merger, Ms. Deneweth will be employed with IBCP as Senior Vice President – Market President and will receive an annual base salary of $220,000. Following the completion of the merger and the conversion of TCSB's data processing systems to IBCP's data processing systems, Ms. Bollinger will be employed with IBCP as Senior Investment Executive and will receive an annual base salary of $136,000 for the first year and then will receive commission-based compensation. Following completion of the merger, Mr. Stahl will be employed with IBCP as Vice President – Senior Credit Officer and will receive an annual base salary of $124,000. Ms. Deneweth, Ms. Bollinger and Mr. Stahl will also be eligible for participation in IBCP’s benefit plans, including its long-term incentive plan.

Cash Incentive Bonuses

In connection with the completion of the merger, cash payments will be made to all TCSB employees under TCSB’s incentive compensation plans on a pro-rated basis for the portion of the plan year completed before the effective time of the merger.

Indemnification and Insurance of Directors and Officers

IBCP has agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of TCSB and its subsidiaries, as provided in their respective articles of incorporation or bylaws or in existing indemnity agreements, will survive the merger and shall continue in full force and effect in accordance with their terms. For six years after the effective time of the merger, IBCP will indemnify and hold harmless to the fullest extent permitted by applicable law the present and former officers and directors of TCSB and its subsidiaries against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring on or prior to the effective time of the merger.

In addition, IBCP has agreed to cause TCSB’s and its subsidiaries’ directors and officers to be covered for a period of six years after the effective time of the merger by TCSB’s existing directors’ and officers’ liability insurance policy and fiduciary liability policy (or a substitute policy obtained by IBCP having the same coverages and amounts and terms and conditions that, taken as a whole, are not less advantageous to such directors and officers) with respect to acts or omissions occurring before the effective time of the merger; provided that IBCP is not required to spend more than 300% of the last annual premium paid by TCSB for such insurance. If the cost of insurance exceeds that limit, IBCP will use its reasonable efforts to obtain as much comparable coverage as possible for a cost not exceeding that limit.

COMPARISON OF COMMON SHAREHOLDER RIGHTS

The rights of IBCP common shareholders are governed by the Michigan Business Corporation Act (the “MBCA”) and IBCP’s restated articles of incorporation (“IBCP Articles”) and bylaws, as amended (“IBCP Bylaws”). The rights of TCSB shareholders are governed by the MBCA and TCSB’s articles of incorporation, as amended (“TCSB Articles”) and bylaws, as amended (“TCSB Bylaws”). After the merger, the rights of TCSB’s common shareholders who become IBCP common shareholders will be governed by the MBCA, the IBCP Articles, and the IBCP Bylaws.

The following discussion is a summary of the current rights of TCSB and IBCP shareholders. While this summary includes the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus and proxy statement, the relevant provisions of the MBCA, and the other governing documents referenced in this prospectus and proxy statement for a more complete understanding of the differences between being a shareholder of TCSB and a shareholder of IBCP. IBCP has filed with the SEC its governing documents referenced in this summary and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page 141.

Authorized Capital Stock

IBCP. The IBCP Articles authorize IBCP to issue up to 500,000,000 shares of common stock, without par value, and 200,000 shares of preferred stock, without par value. As of the record date, there were 21,499,947 shares of IBCP common stock outstanding, and no shares of IBCP preferred stock outstanding.

TCSB. The TCSB Articles authorize TCSB to issue up to 4,000,000 shares of common stock, without par value, and 1,000,000 shares of preferred stock, without par value. As of the record date, there were 2,428,001 shares of TCSB common stock outstanding and no shares of TCSB preferred stock outstanding.

Issuance of Additional Shares

IBCP. IBCP’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the IBCP Articles, without shareholder approval, subject only to the restrictions of the MBCA and the IBCP Articles.

IBCP’s board of directors may authorize the issuance of shares of preferred stock up to the amounts specified in the IBCP Articles, from time to time as it may deem desirable, with such designations and such relative voting, dividend, liquidation, and other rights, preferences, and limitations as shall be stated and expressed in the resolution or resolutions providing for the issue of such preferred stock adopted by the board of directors.

TCSB. TCSB’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the TCSB Articles, without shareholder approval, subject only to the restrictions of the MBCA and the TCSB Articles.

TCSB’s board of directors may authorize the issuance of shares of preferred stock up to the amounts specified in the TCSB Articles, from time to time as it may deem desirable, with such designations and such relative voting, dividend, liquidation, and other rights, preferences, and limitations as shall be stated and expressed in the resolution or resolutions providing for the issue of such preferred stock adopted by the board of directors.

Number and Classification of Directors

IBCP. The IBCP Articles provide that the number of IBCP directors will be determined from time to time by resolution adopted by the affirmative vote of (i) at least 75% of the board, and (ii) a majority of the continuing directors (as defined in the IBCP Articles). IBCP’s board of directors currently has 11 members. IBCP’s board of directors is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year.

TCSB. The TCSB Articles and the TCSB Bylaws provide that the number of directors constituting TCSB’s board will be determined from time to time by resolution adopted by at least two thirds of the board, but shall be not less than 5 nor more than 25. TCSB’s board of directors currently has 8 members. Under the TCSB Articles, TCSB’s board of directors is divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year.

Election of Directors

IBCP. IBCP’s directors are each elected to serve a term of office for three years and until their respective successors are elected and qualified, or until their respective resignation or removal, with one class of directors elected by the shareholders each year. IBCP’s directors are elected by a majority of the votes cast, except in a case where there are more nominees for election than position on the board, in which case directors are elected by a plurality of the votes cast.

TCSB. TCSB’s directors are each elected to serve a term of three years and until their respective successors are elected and qualified, or until their respective resignation or removal, with one class of directors elected by the shareholders each year. TCSB’s directors are elected by a plurality of the votes cast.

Nomination of Director Candidates by Shareholders

IBCP. The IBCP Articles provide that a shareholder of record entitled to vote in an election of directors may nominate a person for election to the IBCP board by delivering, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is changed by more than 20 days from such anniversary date, within 10 days after the date IBCP mails or otherwise gives notice of the date of such meeting), and not more than 10 days following the date of notice of a special meeting called for election of directors, a notice to IBCP’s secretary that includes (a) the name and address of the shareholder and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of IBCP stock entitled to vote at such meeting, will continue to hold such stock through the date on which the meeting is held, and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons pursuant to which the nomination is made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated under Section 14 of the Securities Exchange Act of 1934, as amended, as now in effect or hereafter modified, had the nominee been nominated by the board of directors; and (e) the consent of each nominee to serve as a director of IBCP if so elected.

TCSB. The TCSB Articles provide that a shareholder of record entitled to vote in an election of directors may nominate a person for election to the TCSB board by delivering, not less than 60 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is changed by more than 20 days from such anniversary date, within 10 days after TCSB mails or otherwise gives notice of the date of such meeting), and not more than 10 days following the date of notice of a special meeting, a notice to TCSB’s secretary that includes, with respect to the proposed nominee(s), (a) each nominee’s name, age, business address and permanent residence address; (b) each nominee’s principal occupation or employment; (c) the number of shares of capital stock of TCSB that are beneficially owned by each nominee; (d) a statement that each nominee is willing to be nominated; and (e) such other information relating to the nominee as would be required to be disclosed in solicitations for proxies for election of directors under SEC rules.

Removal of Directors

IBCP. The IBCP Articles provide that each IBCP director may be removed, at any time, with or without cause, by (a) the affirmative vote of a majority of the continuing directors (as defined in the IBCP Articles) and at least 75%

of the board of directors, or (b) the affirmative vote, at a meeting of the shareholders called for that purpose, of the holders of at least 75% of the voting power of the then outstanding shares of capital stock of IBCP entitled to vote generally in the election of directors.

TCSB. The TCSB Articles provide that any TCSB director may be removed from office by the vote of a majority of the shares of TCSB then-entitled to vote on removal only if the board of directors first determines, by affirmative vote of two-thirds of the total number of directors, that (a) the director has been convicted of a felony and such conviction is not subject to direct appeal; (b) the director has been found by a court to be liable for negligence or misconduct in the performance of his or her duty to TCSB in a matter of substantial importance, and such finding is not subject to direct appeal; (c) the director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects his or her ability as a director of TCSB; (d) the director’s actions or failure to act are deemed by the board of directors to be in derogation of the director’s duties; or (e) the director’s removal is required or recommended by the Board of Governors of the Federal Reserve System or its delegate.

Indemnification of Directors, Officers and Employees

IBCP. The IBCP Articles indicate that directors and officers of IBCP will be indemnified as of right to the fullest extent permitted by law in connection with any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding (whether brought by or in the name of IBCP, a subsidiary, or otherwise) in which a director or officer is a witness or which is brought against a director or officer in his or her capacity as a director, officer, employee, agent, or fiduciary of IBCP or of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which the director or officer was serving at the request of IBCP. Persons who are not directors or officers of IBCP may be similarly indemnified in respect of such service to the extent authorized at any time by the board of directors of IBCP. This right of indemnity is not exclusive and IBCP may provide indemnification to any person, by agreement or otherwise, on such terms and conditions as the Board of Directors may approve.

TCSB. The TCSB Articles and TCSB Bylaws indicate that TCSB will indemnify, to the fullest extent permitted by law, a person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal (other than an action by or in the right of TCSB) by reason of the fact that he or she is or was a director of TCSB or a subsidiary, or, while serving as such a director, is or was serving at the request of TCSB or a subsidiary as a director, officer, partner, trustee, employee, or agent of TCSB, a subsidiary of TCSB, or of another foreign or domestic corporation, partnership, limited liability company, limited partnership, joint venture, trust, or other enterprise, whether or not for profit. Such person may also be indemnified in an action brought by or in the right of TCSB, but such indemnification is limited to expenses (including actual and reasonable attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of TCSB, or its shareholders. Officers, employees, representatives, agents and other persons who are not directors of TCSB or a subsidiary may be similarly indemnified in respect of such service to the extent authorized at any time by TCSB’s board of directors. Subject to certain limited exceptions, no indemnification will be made in respect of any claim, issue, or matter as to which such person shall have been found liable to TCSB.

Shareholder Proposals

IBCP. The IBCP Bylaws provide that a shareholder may propose a shareholder action at an annual or special meeting of shareholders if it is properly presented and if it is a proper subject for action by shareholders under Michigan law. For a matter to be properly presented by a shareholder, the shareholder must give notice of the matter in writing to the secretary of IBCP. The notice must be received at the principal executive offices of IBCP not less than 60 days nor more than 90 days prior to the date of the first anniversary of the preceding year’s annual meeting of shareholders (or if the date of the annual meeting is changed by more than 20 days from such anniversary date, within 10 days after the date IBCP mails or otherwise gives notice of the date of the meeting) or, in the case of a special meeting, within a reasonable time before IBCP begins to print and send its proxy materials, as set forth in the rules of the Securities and Exchange Commission. The notice must include (i) the name and address of the shareholder submitting the proposal, as they appear on IBCP’s books and records; (ii) a representation that the shareholder (a) is a holder of IBCP stock entitled to vote at such meeting, (b) will continue to hold such stock through the date on which the meeting is held, and (c) intends to appear in person or by proxy at the meeting to submit the proposal for shareholder vote; (iii) a brief description of the proposal desired to be submitted to the meeting for shareholder vote and for the reasons for conducting such business at the meeting; and (iv) a description of any financial or other interest of such shareholder in the proposal. A shareholder proposal may also be included in IBCP’s proxy materials, subject to all the requirements set forth in the applicable rules and regulations of the SEC.

TCSB. The TCSB Articles provide that in order for any proposal for corporate action to be properly considered and validly taken by TCSB’s shareholders, whether at a meeting or by written consent, the proposal must have been submitted to the shareholders: (i) by TCSB’s board of directors at any time at or prior to the shareholders’ action; or (ii) by a shareholder who has been the record owner of at least one percent of TCSB’s common stock for a period of not less than one year and who submitted the proposal to the board of directors not less than 60 days prior to the shareholders’ action. The board of directors has the discretion whether or not to include or exclude from any proxy statement prepared at its direction any proposal to be presented to the shareholders, subject to all applicable laws and regulations.

Special Meetings of Shareholders

IBCP. The IBCP Bylaws require the chairman of the board, the president or the secretary of IBCP to call a special meeting of shareholders upon receipt by them of a written request stating the purpose or purposes of the special meeting and signed by shareholders of record holding at least three-fourths of the voting shares of IBCP issued and outstanding capital stock. A special meeting of shareholders may also be called by the chairman of the board, the president, or the secretary, pursuant to a board resolution to that effect.

TCSB. The TCSB Bylaws permit a majority of TCSB’s board of directors, the chairman, or the president to call a special meeting of the shareholders.

Shareholder Action Without a Meeting

IBCP. Neither the IBCP Articles nor the IBCP Bylaws provide for any shareholder action to be taken without a meeting by written consent.

TCSB. The TCSB Articles provide that any action required or permitted to be taken by any shareholders must be effected at a duly called annual or special meeting of the shareholders and may not be effected by written consent.

Amendment of Articles of Incorporation and Bylaws

IBCP. The IBCP Articles may be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment, provided that if any amendment is proposed to Article VIII (relating to the “Classified Board of Directors”), such amendment may only be passed by the affirmative vote of 75% of the voting power of the shares of the then-outstanding voting stock, unless such amendment was approved by a majority of the continuing directors (as defined in the IBCP Articles). The IBCP Bylaws may be amended either by a majority vote of the board of directors at a regular or special meeting of the board, or by vote of the holders of a majority of the stock of IBCP voting at any annual or special meeting, if notice of the proposed amendment is contained in the notice of such meeting.

TCSB. The TCSB Articles may be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment. The TCSB Articles provide that certain provisions of the TCSB Articles may only be amended by the affirmative vote of at least 75% of the holders of outstanding common stock entitled to vote, unless such amendment has first been approved by the affirmative vote of (i) 50% of the board of directors and (ii) 50% of the continuing directors (as defined in the TCSB Articles). The TCSB Bylaws may be added to, altered, amended, repealed, or replaced by the affirmative vote of two-thirds of the board of directors at any regular or special meeting of the board or by a majority vote of the shareholders.

Business Combination Restrictions and Other Shareholder Limitations

IBCP. The IBCP Articles and IBCP Bylaws do not contain any special provisions relating to the approval of business combinations.

TCSB. The TCSB Articles define a “business combination” as any of the following transactions: (1) merger, consolidation, or plan of share exchange with or into another entity; (2) any sale, exchange, lease, mortgage, pledge, transfer, or other disposition (in a single transaction or a series of related transactions) of substantially all of the assets of TCSB; (3) any liquidation or dissolution of TCSB; (4) any reorganization, recapitalization or other transaction which would result in a change of control of TCSB; or (5) any transactions, or series of related transactions having, directly or indirectly, the same effect as any of the foregoing, or any agreement, contract, or other arrangement providing for any of the foregoing.

The TCSB Articles provide that the board of directors may not approve, adopt, or recommend any proposal of any party other than TCSB to engage in any business combination, unless and until it has first evaluated the proposal. The board of directors must first determine, in its judgment, that the proposal would be in substantial compliance with all applicable laws. In evaluating a proposal to determine whether it would be in substantial compliance with law, the board of directors must consider all aspects of the proposal. If the board of directors determines, in its judgment, that a proposal would be in substantial compliance with all applicable laws, the board of directors must then evaluate the proposal and determine whether the proposal is in the best interests of TCSB and its shareholders. The board of directors may not approve, adopt, or recommend any such proposal unless it determines that, in its judgment, such proposal would be in the best interests of TCSB and its shareholders.

In evaluating a proposed offer to determine whether it would be in the best interests of TCSB and its shareholders, the board of directors may, in exercising its judgment, consider all factors which it deems relevant, including, without limitation: (1) the fairness of the consideration to be received by TCSB and its shareholders under the proposed offer, taking into account the apparent value of the TCSB’s stock immediately prior to the announcement of the proposed offer, the historical value of its stock, the shareholders’ equity, earnings and cash flow of TCSB, the price that might be achieved in a negotiated sale of TCSB as a whole, premiums over the trading price of securities in transactions which have been proposed or offered to other companies in the past in connection with similar offers, and the future prospects of TCSB; (2) the possible social and economic impact of the proposed offer and its consummation on TCSB and its subsidiaries and their employees and customers; (3) the possible social and economic impact of the proposed offer and its consummation on the communities in which TCSB and its subsidiaries operate or are located; (4) the business, financial condition, safety, soundness, and earning prospects of the offering party, including, but not limited to, debt service and other existing or likely financial obligations of the offering party; (5) the competence, experience, and integrity of the offering party and its management; and (6) the intentions of the offering party regarding the operation of TCSB and its subsidiaries, the use of the assets of TCSB and its subsidiaries to finance the transaction, or the use or disposition of the assets of TCSB and its subsidiaries upon or after consummation of the transaction.

The TCSB Articles provide that the affirmative vote of not less than 75% of the outstanding shares of TCSB’s common stock entitled to vote in the election of a member of the board of directors is required for approval, adoption or authorization of any business combination; except that the affirmative vote of a majority of the outstanding shares is required if the business combination has been approved by both (i) the affirmative vote of at least 50% of the entire board of directors; and (ii) the affirmative vote of at least 50% of the continuing directors (as defined in the TCSB Articles).

The TCSB Articles provide that shareholders may dissent from any business combination, regardless of whether shareholders would have the right to dissent under the MBCA, unless that action is approved by an affirmative vote of at least two-thirds of the entire board of directors, including at least one director of each class of the board of directors.

PROPOSAL 2 – ADJOURNMENT OF THE SPECIAL MEETING

The shareholders of TCSB are being asked to approve a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares are present in person or by proxy to approve the merger agreement.

Under the MBCA and the TCSB Articles, the holders of at least a majority of the outstanding shares of common stock of TCSB entitled to vote are required to approve the merger agreement. In the event that shareholder participation at the special meeting is lower than expected, TCSB would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader shareholder participation. If TCSB desires to adjourn the special meeting, TCSB will request a motion that the special meeting be adjourned and delay the vote on the proposal to approve the merger agreement until the special meeting is reconvened.

Any adjournment will permit TCSB to solicit additional proxies and will permit a greater expression of the views of TCSB shareholders with respect to the merger. Such an adjournment would be disadvantageous to shareholders who are against the proposal to approve the merger agreement because an adjournment will give TCSB additional time to solicit favorable votes and increase the chances of approving that proposal. TCSB has no reason to believe that an adjournment of the special meeting will be necessary at this time.

The TCSB board of directors unanimously recommends that TCSB shareholders vote “FOR” approval of the Adjournment Proposal.

ABOUT TCSB

TCSB is a bank holding company with its business concentrated in a single industry segment – commercial banking. Headquartered in Traverse City, Michigan, TCSB is the holding company for Traverse City State Bank, which provides community banking services in five offices: three in Traverse City, Michigan, one in Suttons Bay, Michigan, and one in Acme, Michigan. TCSB’s common stock is privately held. As of September 30, 2017, TCSB had total assets of $348.9 million, total loans of $280.3 million, total deposits of $291.6 million, and total shareholders’ equity of $33.4 million. More information about TCSB is available by visiting its website at www.tcstatebank.com.

Market for TCSB Common Stock and Dividends

As of the record date, TCSB’s authorized capital stock consisted of 5,000,000 shares divided into two classes, as follows: 4,000,000 shares of common stock, no par value, of which 2,428,001 shares were issued and outstanding, and 1,000,000 shares of preferred stock, of which no shares were issued and outstanding. Shares of TCSB common stock were held by 365 shareholders of record as of the record date.

TCSB common stock is not traded on an established public trading market. TCSB is not aware of any broker who systematically publishes bid or ask quotations for the stock. Shares are traded occasionally in isolated transactions between individuals. TCSB facilitates stock transactions to a limited extent by maintaining a list of potential investors who have advised TCSB that they wish to purchase shares.

The following table lists all transactions from January 1, 2016 through the record date which were reported to TCSB’s management. During this period, there might have been other transactions not reported to TCSB’s management. In some cases, the price reported below is anecdotal and TCSB assumes no responsibility for the accuracy of prices reported for transactions between individuals.

Date	Number of Shares	Share Price
03/28/16	1,155	$13.50
04/08/16	2,166	$14.50
04/08/16	2,167	$14.50
04/08/16	4,000	$14.50
04/11/16	2,000	$13.50
05/03/16	100	$13.50
05/03/16	126	$13.50
05/03/16	100	$13.50
05/17/16	5,250	$13.50

Date	Number of Shares	Share Price
06/30/16	500	$13.50
07/08/16	3,571	$14.00
07/08/16	3,571	$14.00
07/20/16	262	$14.00
07/20/16	2,205	$14.00
08/01/16	500	$14.00
08/01/16	893	$13.50
08/19/16	4,096	$14.00
08/19/16	7,143	$14.00
08/19/16	7,143	$14.00
08/19/16	20,000	$14.00
08/19/16	2,000	$14.00
08/19/16	1,000	$14.00
08/19/16	10,000	$14.00
08/19/16	3,000	$14.00
08/19/16	5,358	$14.00
08/19/16	5,358	$14.00
08/19/16	7,143	$14.00
08/19/16	3,572	$14.00
08/19/16	10,638	$14.00
08/19/16	1,072	$14.00
08/19/16	1,000	$14.00
08/19/16	1,000	$14.00
08/19/16	1,000	$14.00
08/19/16	7,143	$14.00
08/19/16	2,000	$14.00
08/19/16	29,286	$14.00
08/19/16	10,714	$14.00
08/19/16	5,000	$14.00
08/19/16	2,000	$14.00
08/19/16	10,000	$14.00
08/19/16	10,000	$14.00
09/07/16	800	$14.00
09/07/16	849	$14.00
09/07/16	2,501	$14.00
09/07/16	850	$14.00
10/04/16	1,000	$14.00
01/12/17	640	$14.00
01/26/17	1,000	$14.25
03/03/17	2,000	$13.50
03/15/17	1,680	$15.00
03/20/17	1,000	$15.00
03/20/17	1,300	$15.00
03/20/17	600	$15.00
03/20/17	1,000	$15.00
03/20/17	1,000	$15.00
03/20/17	5,070	$15.00
03/20/17	1,400	$15.00
03/20/17	700	$15.00
03/22/17	1,690	$15.00

Date	Number of Shares	Share Price
04/26/17	2,037	$15.00
04/26/17	2,000	$15.00
04/26/17	2,000	$15.00
05/08/17	10,000	$15.00
06/01/17	550	$15.50
06/21/17	2,500	$18.00
06/21/17	2,500	$18.00
06/21/17	1,000	$17.00
06/21/17	1,000	$18.00
07/21/17	2,000	$18.00
07/21/17	1,000	$18.00
07/21/17	500	$18.00
07/21/17	1,050	$15.25
08/10/17	2,000	$18.00
08/29/17	1,000	$17.00
09/29/17	1,653	$17.00
10/16/17	1,000	$18.00
11/13/17	4,100	$18.00

TCSB has never paid a cash dividend. The merger agreement prohibits TCSB from paying cash dividends prior to the effective time of the merger or termination of the merger agreement without the prior consent of IBCP, except that TCSB is permitted to pay a special cash dividend in limited circumstances as described in the merger agreement.

The payment of dividends by TCSB and Traverse City State Bank is affected by various regulatory requirements and policies, such as the requirement to maintain adequate capital above regulatory guidelines. The “prompt corrective action” provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies. The FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. These regulations and restrictions may limit TCSB’s ability to obtain funds from Traverse City State Bank for TCSB’s cash needs, including payment of dividends and payment of operating expenses.

TCSB has issued stock options under the TCSB Bancorp, Inc. Stock Incentive Plan of 2011. The plan was authorized by the TCSB board of directors and was approved by TCSB shareholders. As of the record date, a total of 170,800 shares of TCSB common stock were subject to issuance upon exercise of outstanding stock options, at a weighted exercise price of $11.05. A total of 35,400 additional shares remain authorized for issuance under the plan, but TCSB has agreed in the merger agreement that, prior to the effective time of the merger or termination of the merger agreement, it will not issue any additional stock options or other equity awards without the prior consent of IBCP.

Securities Ownership of TCSB Common Stock

Five Percent Shareholders

Listed below are the only shareholders known by TCSB to have been the beneficial owners of more than 5% of the outstanding shares of TCSB common stock as of the record date:

	Amount and Nature of Beneficial Ownership of Common Stock(1)
Name and Address of Beneficial Owner	Sole Voting Power	Shared Voting Power(2)	Sole Dispositive Power	Shared Dispositive Power	Stock Options Exercisable Within 60 Days	Total Beneficial Ownership	Percent of Ownership
Raymond Weigel 333 W. Grandview Parkway Traverse City, MI 49684	—	166,713	—	—	—	166,713	6.77%

Thomas Pangborn 333 W. Grandview Parkway Traverse City, MI 49684	250	556,296	—	—	—	556,546	22.61%
(1)	Based on information furnished by each shareholder listed and includes shares beneficially owned by that shareholder under applicable regulations. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power or dispositive power with respect to the security.
(2)	Includes shares over which the listed shareholder is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right.

Directors and Officers

The following table sets forth information concerning the number of shares of TCSB common stock beneficially owned as of the record date by TCSB’s directors and corporate executive officers and all of TCSB’s directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership of Common Stock(1)
Name and Address of Beneficial Owner	Sole Voting Power	Shared Voting Power(2)	Sole Dispositive Power	Shared Dispositive Power	Stock Options Exercisable Within 60 Days	Total Beneficial Ownership	Percent of Ownership
Terry Beia 333 W. Grandview Parkway Traverse City, MI 49684	—	32,500	—	—	—	32,500	1.32%

Otto Belovich 333 W. Grandview Parkway Traverse City, MI 49684	—	78,262	—	—	—	78,262	3.18%

Ann Bollinger 333 W. Grandview Parkway Traverse City, MI 49684	39,382	—	—	—	—	39,382	1.60%

Constance Deneweth 333 W. Grandview Parkway Traverse City, MI 49684	—	74,182	—	—	—	74,182	3.01%

Thomas Dickinson 333 W. Grandview Parkway Traverse City, MI 49684	—	50,667	—	—	—	50,667	2.06%

Nancy Haller 333 W. Grandview Parkway Traverse City, MI 49684	5,100	—	—	—	—	5,100	0.21%

	Amount and Nature of Beneficial Ownership of Common Stock(1)
Name and Address of Beneficial Owner	Sole Voting Power	Shared Voting Power(2)	Sole Dispositive Power	Shared Dispositive Power	Stock Options Exercisable Within 60 Days	Total Beneficial Ownership	Percent of Ownership
Thomas Pangborn 333 W. Grandview Parkway Traverse City, MI 49684	250	556,296	—	—	—	556,546	22.61%

Daniel Stahl 333 W. Grandview Parkway Traverse City, MI 49684	7,500	1,102	—	—	—	8,602	0.35%

David Stellingworth 333 W. Grandview Parkway Traverse City, MI 49684	—	50,601	—	—	—	50,601	2.06%

Daniel Stoudt 333 W. Grandview Parkway Traverse City, MI 49684	—	2,000	—	—	—	2,000	0.08%

Raymond Weigel 333 W. Grandview Parkway Traverse City, MI 49684	—	166,713	—	—	—	166,713	6.77%

All Directors & Executive Officers as a group (11 persons)	52,232	1,012,323	—	—	—	1,064,555	43.25%
(1)	Based on information furnished by each person listed and includes shares beneficially owned by that person under applicable regulations. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power or dispositive power with respect to the security. A person will also be considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days.
(2)	Includes shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses and children over whom the listed person may have influence by reason of relationship.

Regulation and Supervision

The growth and earnings performance of TCSB can be affected by the policies of various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Michigan Department of Insurance and Financial Services, the IRS, and state taxing authorities. Financial institutions and their holding companies are extensively regulated under federal and state law. The effect of such statutes, regulations, and policies can be significant, and cannot be predicted with a high degree of certainty.

Federal and state laws and regulations generally applicable to financial institutions, such as TCSB and Traverse City State Bank, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations, and dividends. The system of supervision and regulation applicable to TCSB and Traverse City State Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance fund and the depositors of Traverse City State Bank, rather than the shareholders.

ABOUT IBCP

Description of Business

IBCP was incorporated under the laws of the State of Michigan on September 17, 1973, for the purpose of becoming a bank holding company. IBCP is registered under the Bank Holding Company Act of 1956, as amended, and owns all of the outstanding stock of Independent Bank (the “bank”), which is also organized under the laws of the State of Michigan.

Aside from the stock of Independent Bank, IBCP has no other substantial assets. IBCP conducts no business except for the collection of dividends or returns of capital from its bank and the payment of dividends to its shareholders and the payment of interest on subordinated debentures. IBCP has established certain employee retirement plans, including an employee stock ownership plan (ESOP) and deferred compensation plans, as well as health and other insurance programs, the cost of which is borne by its subsidiaries. IBCP has no material patents, trademarks, licenses or franchises except the corporate charter of Independent Bank, which permits it to engage in commercial banking pursuant to Michigan law.

Independent Bank transacts business in the single industry of commercial banking. It offers a broad range of banking services to individuals and businesses, including checking and savings accounts, commercial lending, direct and indirect consumer financing, mortgage lending, and safe deposit box services. Independent Bank does not offer trust services. Its principal markets are the rural and suburban communities across lower Michigan, which are served by the bank’s main office in Grand Rapids, Michigan, and a total of 62 branches, one drive-thru facility, and 12 loan production offices. IBCP also recently opened two loan production offices in Ohio (Columbus and Fairlawn). Most of Independent Bank’s branches provide full-service lobby and drive-thru services, as well as automatic teller machines (ATMs). In addition, the bank provides internet and mobile banking capabilities to its customers. The Bank continues to see customer transaction volume declining at its bank offices and increasing through its electronic channels.

Independent Bank competes with other commercial banks, savings banks, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds. Many of these competitors have substantially greater resources than Independent Bank does and offer certain services that the bank does not currently provide. Such competitors may also have greater lending limits than Independent Bank. In addition, non-bank competitors are generally not subject to the extensive regulations applicable to Independent Bank. Price (the interest charged on loans and paid on deposits) remains a principal means of competition within the financial services industry. Independent Bank also competes on the basis of service and convenience in providing financial services.

As of September 30, 2017, IBCP had total assets of $2.8 billion, total loans (including loans held for sale) of $2.0 billion, total deposits of $2.3 billion, and total shareholders’ equity of $267.7 million. As of December 26, 2017, the bank had 756 full-time employees and 155 part-time employees.

In addition to general banking services, the bank also offers title insurance services through a separate subsidiary and investment and insurance services through a third party agreement with Cetera Investment Services LLC.

On December 30, 2016, Independent Bank and its wholly-owned subsidiary, Mepco Finance Corporation (“Mepco”), entered into an Asset Purchase Agreement (“APA”) with Seabury Asset Management LLC (“Seabury”). Pursuant to the terms of the APA, the bank sold its payment plan processing business, payment plan receivables, and certain other assets to Seabury, who also assumed certain liabilities of Mepco. These assets and liabilities were categorized as “held for sale” in the December 31, 2016 Condensed Consolidated Statements of Financial Condition. IBCP also recorded a $0.32 million loss related to the sale of these assets in the fourth quarter of 2016. This transaction closed on May 18, 2017, with an effective date of May 1, 2017. As a result of the closing, Mepco sold $33.1 million of net payment plan receivables, $0.5 million of commercial loans, $0.2 million of furniture and equipment and $1.6 million of other assets to Seabury, who also assumed $2.0 million of specified liabilities. Mepco was renamed IB Holding Company in May 2017 and was liquidated on June 30, 2017, with the remaining assets and liabilities transferred to the bank. IBCP does not believe that the sale of the Mepco business and assets will have a significant impact on its future overall financial condition or results of operations.

On a consolidated basis, the bank’s principal sources of revenue are interest and fees on loans, other interest income, and non-interest income. The sources of revenue for the three most recent years are as follows:

	2016	2015	2014
Interest and fees on loans	57.6%	58.6%	60.2%
Other interest income	9.6	8.2	7.3
Non-interest income	32.8	33.2	32.5
	100.0%	100.0%	100.0%

Supervision and Regulation

The following is a summary of certain statutes and regulations affecting IBCP. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on IBCP.

General

Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, IBCP’s growth and earnings performance can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”), the Michigan Department of Insurance and Financial Services (“Michigan DIFS”), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot necessarily be predicted.

Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to IBCP establishes a comprehensive framework for its operations and is intended primarily for the protection of the FDIC’s deposit insurance fund, the bank’s depositors, and the public, rather than IBCP’s shareholders.

Independent Bank Corporation

IBCP is a bank holding company and, as such, is registered with, and subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the “BHCA”). Under the BHCA, IBCP is subject to periodic examination by the Federal Reserve and is required to file periodic reports of operations and such additional information as the Federal Reserve may require.

Federal law requires bank holding companies to act as a source of strength to their bank subsidiaries and to commit capital and financial resources to support those subsidiaries. Such support may be required by the Federal Reserve at times when IBCP might otherwise determine not to provide it.

In addition, if the Michigan DIFS deems a bank’s capital to be impaired, it may require a bank to restore its capital by special assessment upon the bank holding company, as the bank’s sole shareholder. If the bank holding company failed to pay such assessment, the directors of that bank would be required, under Michigan law, to sell the shares of bank stock owned by the bank holding company to the highest bidder at either public or private auction and use the proceeds of the sale to restore the bank’s capital.

Any capital loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Investments and Activities

Federal law places restrictions on the ability of IBCP to engage in certain transactions, make investments, and participate (directly or indirectly through a subsidiary) in various activities.

In general, any direct or indirect acquisition by a bank holding company of any voting shares of any bank which would result in the bank holding company’s direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the bank holding company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors including the effect of the proposed transaction on competition in relevant geographic and product markets and each party’s financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

The merger or consolidation of an existing bank subsidiary of a bank holding company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible federal regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain cases, an application to, and the prior approval of, the Federal Reserve under the BHCA and/or Michigan DIFS under Michigan banking laws, may be required.

With certain limited exceptions, the BHCA prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Well-capitalized and well-managed bank holding companies may, however, engage de novo in certain types of non-banking activities without prior notice to, or approval of, the Federal Reserve, provided that written notice of the new activity is given to the Federal Reserve within 10 business days after the activity is commenced. If a bank holding company wishes to engage in a non-banking activity by acquiring a going concern, prior notice and/or prior approval will be required, depending upon the activities in which the company to be acquired is engaged, the size of the company to be acquired and the financial and managerial condition of the acquiring bank holding company.

Eligible bank holding companies that elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of non-banking activities, including securities and insurance activities and any other activity the Federal Reserve, in consultation with the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies. IBCP has not applied for approval to operate as a financial holding company and has no current intention of doing so.

Capital Requirements

The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

The Federal Reserve’s capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, and (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets. The leverage capital requirement consists of a minimum ratio of Tier 1 capital (which consists principally of shareholders’ equity) to total assets of 3% for the most highly-rated companies with minimum requirements of 4% to 5% for all others. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital. The risk-based and leverage standards presently used by the Federal Reserve are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. The federal bank regulatory agencies are required biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities.

IBCP’s Tier 1 capital as of September 30, 2017, includes $34.5 million of trust preferred securities (classified on its balance sheet as “Subordinated debentures”). The Federal Reserve has issued rules regarding trust preferred securities as a component of the Tier 1 capital of bank holding companies. The aggregate amount of trust preferred securities and certain other capital elements is limited to 25 percent of Tier 1 capital elements, net of goodwill (net of any associated deferred tax liability). The amount of trust preferred securities and certain other elements in excess of the limit could be included in the Tier 2 capital, subject to restrictions. The provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act adopted in 2010 (the “Dodd-Frank Act”) imposed additional limitations on the ability to include trust preferred securities as Tier 1 capital; however, these additional limitations do not apply to IBCP’s outstanding trust preferred securities.

On January 1, 2015, IBCP became subject to new regulatory capital rules issued by the Federal Reserve in 2013. In general, these new capital rules increase the minimum requirements for both the quantity and quality of capital IBCP maintains. The rules include a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. This 2.5% capital conservation buffer is being phased in over a four-year period that began in 2016. The rules also raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and include a minimum leverage ratio of 4%. As to the quality of capital, the new rules emphasize common equity Tier 1 capital, the most loss-absorbing form of capital, and implements strict eligibility criteria for regulatory capital instruments. The rules also change the methodology for calculating risk-weighted assets to enhance risk sensitivity. The application of the new capital rules to IBCP is described below. Under these new capital rules, IBCP’s existing trust preferred securities are grandfathered as qualifying regulatory capital. IBCP believes it currently exceeds all of the capital ratio requirements of these new capital rules.

Dividends

Historically, most of IBCP’s revenues have been received in the form of dividends paid by its bank. IBCP can also make requests for returns of capital from its bank; however, such requests require the approval of the Michigan DIFS. Thus, IBCP’s ability to pay dividends to its shareholders is indirectly limited by restrictions on the ability of its bank to pay dividends or return capital to IBCP, as described below. Further, in a policy statement, the Federal Reserve has expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or that can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. The “prompt corrective action” provisions of federal law and regulation authorize the Federal Reserve to restrict the amount of dividends that can be paid by an insured bank that fails to meet specified capital levels.

In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if, after the distribution, the corporation can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

Change in Control Limitations

Subject to certain exceptions, the Change in the Bank Control Act (“Control Act”) and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days’ written notice before acquiring control of a bank holding company. Pursuant to the Control Act, the Federal Reserve has the authority to prevent any such acquisition. Transactions that are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company having securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 10% or more of any class of voting securities of the institution.

Federal Securities Regulation

IBCP’s common stock is registered with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). IBCP is therefore subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

Independent Bank

Independent Bank is a Michigan banking corporation and a member of the Federal Reserve System, and its deposit accounts are insured by the FDIC’s Deposit Insurance Fund (“DIF”). As a member of the Federal Reserve

System and a Michigan-chartered bank, the bank is subject to the examination, supervision, reporting and enforcement requirements of the Federal Reserve as its primary federal regulator and the Michigan DIFS as the chartering authority for Michigan banks. These agencies and the federal and state laws applicable to the bank and its operations extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

Deposit Insurance

As an FDIC-insured institution, the bank is required to pay deposit insurance premium assessments to the FDIC. Under the FDIC’s risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories (Risk Categories I, II, III, and IV), based primarily on their level of capital and supervisory evaluations, for purposes of determining the institution’s assessment rate. Deposit insurance premium assessments are generally based on an institution’s total assets minus its tangible equity.

FICO Assessments

The bank, as a member of the DIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation (“FICO”). FICO was created to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC’s Savings Association Insurance Fund, which was created to insure the deposits of thrift institutions and was merged with the Bank Insurance Fund into the newly formed DIF in 2006. From now until the maturity of the outstanding FICO obligations in 2019, DIF members will share the cost of the interest on the FICO bonds on a pro rata basis. It is estimated that FICO assessments during this period will be approximately 0.006% of average tangible assets.

Michigan DIFS Assessments

Michigan banks are required to pay supervisory fees to the Michigan DIFS to fund their operations. The amount of supervisory fees paid by a bank is based upon the bank’s total assets.

Capital Requirements

The Federal Reserve has established the following minimum capital standards for state-chartered, FDIC-insured member banks, such as Independent Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders’ equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities, or securities trading activities.

On January 1, 2015, Independent Bank became subject to new regulatory capital rules issued by the Federal Reserve in 2013. In general, these new capital rules increase the minimum requirements for both the quantity and quality of capital the bank maintains. The rules include a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. This 2.5% capital conservation buffer is being phased in over a four-year period that began in 2016. The rules also raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and include a minimum leverage ratio of 4%. As to the quality of capital, the new rules emphasize common equity Tier 1 capital, the most loss-absorbing form of capital, and implements strict eligibility criteria for regulatory capital instruments. The rules also change the methodology for calculating risk-weighted assets to enhance risk sensitivity. The application of the new capital rules to IBCP is described below. IBCP believes it currently exceeds all of the capital ratio requirements of these new capital rules.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized.” Federal regulations define these capital categories as follows:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 Risk-Based Capital Ratio	Leverage Ratio
Well capitalized	10% or above	8% or above	6.5% or above	5% or above
Adequately capitalized	8% or above	6% or above	4.5% or above	4% or above
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%
Critically undercapitalized	Tangible equity to total assets of 2% or less

At September 30, 2017, Independent Bank’s ratios exceeded minimum requirements for the well-capitalized category.

Depending upon the capital category to which an institution is assigned, the regulators’ corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution to correct the deficiency following receipt of a less-than-satisfactory rating on its most recent examination report.

Dividends

Under Michigan law, banks are restricted as to the maximum amount of dividends they may pay on their common stock. Independent Bank may not pay dividends except out of its net income after deducting its losses and bad debts. In addition, a Michigan bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20 percent of its capital after the payment of the dividend.

In addition, as a member of the Federal Reserve System, Independent Bank is required to obtain the prior approval of the Federal Reserve for the declaration or payment of a dividend if the total of all dividends declared in any year will exceed the total of (a) the bank’s retained net income (as defined by federal regulation) for that year, plus (b) the bank’s retained net income for the preceding two years.

Federal law also generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, the Federal Reserve may prohibit the payment of dividends by a bank if such payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice or if the bank is in default of payment of any assessment due to the FDIC.

Insider Transactions

Independent Bank is subject to certain restrictions imposed by the Federal Reserve Act on “covered transactions” with IBCP or its subsidiaries, which include investments in IBCP stock or other securities issued by IBCP or its subsidiaries, the acceptance of IBCP stock or other securities issued by IBCP or its subsidiaries as collateral for loans, and extensions of credit to IBCP or its subsidiaries. Certain limitations and reporting requirements are also placed on extensions of credit by Independent Bank to the directors and officers of the holding company, the bank, and the subsidiaries of the bank; to the principal shareholders of the holding company; and to “related interests” of such directors, officers, and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of IBCP’s directors or officers or a principal shareholder may obtain credit from banks with which Independent Bank maintains a correspondent relationship.

Safety and Soundness Standards

Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), the FDIC adopted guidelines to establish operational and managerial standards to promote the safety and soundness of federally-insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, and earnings.

Investment and Other Activities

Under federal law and regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the bank’s primary federal regulator determines the activity would not pose a significant risk to the DIF. Impermissible investments and activities must be otherwise divested or discontinued within certain time frames set by the bank’s primary federal regulator in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of IBCP.

Consumer Banking

Independent Bank’s business includes making a variety of types of loans to individuals. In making these loans, the bank is subject to state usury and other consumer protection laws and to various federal statutes, including provisions of the Gramm Leach-Bliley Act aimed at protecting the privacy of consumer financial information, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act (TILA), the Real Estate Settlement Procedures Act (RESPA), the Home Mortgage Disclosure Act, and the regulations promulgated under these statutes, which (among other things) prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of the bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, the bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the bank and its directors and officers.

A number of new consumer protection laws were implemented following the recent recession, including:

•	The Homeowner Affordability and Stability Plan (HASP) was implemented in 2009 to support a recovery in the housing market and ensure that borrowers can continue to pay off their mortgages through initiatives such as access to low-cost refinancing for responsible homeowners suffering from falling home prices; a $75 billion homeowner stability plan to prevent foreclosure, and support of low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.
•	The Dodd-Frank Act, adopted in 2010, included the creation of the Consumer Financial Protection Bureau (CFPB), which was given the power to issue and enforce certain consumer protection laws. The CFPB has issued several new consumer protection regulations, including regulations that impact residential mortgage lending and servicing.
•	The Dodd-Frank Act also implemented new restrictions on how mortgage brokers and loan originators may be compensated.

We have experienced, and expect to continue to experience, increased costs and expenses related to compliance with these and other new consumer protection regulations.

Branching Authority

Michigan banks, such as Independent Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals. Banks may establish interstate branch networks through acquisitions of other banks. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

Michigan permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the Michigan DIFS (1) the acquisition of Michigan banks by FDIC-insured banks or savings banks located in other states, (2) the sale by a Michigan bank of branches to an FDIC-insured bank or savings bank located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) the consolidation of Michigan banks and FDIC-insured banks or savings banks located in other states having laws permitting such consolidation, (4) the establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) the establishment by foreign banks of branches located in Michigan.

Future Legislation

Various other legislative and regulatory initiatives, including proposals to overhaul the bank regulatory system, are from time to time introduced in Congress and state legislatures, as well as regulatory agencies. Such future legislation regarding financial institutions may change banking statutes and IBCP’s operating environment in substantial and unpredictable ways and could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among organizations within the industry. The nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable. IBCP cannot determine the ultimate effect that any such potential legislation, if enacted, would have upon its financial condition or results of operations.

Available Information

IBCP’s annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Forms 8-K, and all amendments to those reports are available free of charge through its website at www.IndependentBank.com as soon as reasonably practicable after filing with the Securities and Exchange Commission (SEC).

Statistical Disclosures

Investment Portfolio

The following table sets forth the fair value of securities at December 31:

	2016	2015	2014
	(in thousands)
Trading - preferred stock	$410	$148	$203
Available for sale
Obligations of states and political subdivisions	$170,899	$144,984	$143,415
U.S. agency residential mortgage-backed	156,289	196,056	257,558
Other asset backed	146,709	116,904	32,353
Corporate	56,180	38,614	22,664
Private label mortgage-backed	34,727	4,903	6,013
U.S. agency	28,988	47,512	35,006
U.S. agency commercial mortgage-backed	12,632	34,028	33,728
Trust preferred	2,579	2,483	2,441
Foreign government	1,613	—	—
Total	$610,616	$585,484	$533,178

The following table sets forth contractual maturities of securities at December 31, 2016 and the weighted average yield of such securities:

	Maturing Within One Year		Maturing After One But Within Five Years		Maturing After Five But Within Ten Years		Maturing After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Trading - Preferred stock							$410	0.00%

Tax equivalent adjustment for calculation of yield							$—

Available for sale
Obligations of states and political subdivisions	$9,823	2.11%	$58,655	2.59%	$43,478	3.53%	$58,943	3.48%
U.S. agency residential mortgage-backed	—		55,159	1.36	56,278	1.44	44,852	2.32
Other asset backed	67,810	1.92	68,613	1.98	8,734	1.81	1,552	1.45
Corporate	8,388	1.67	33,509	2.07	14,283	3.30	—
Private label mortgage-backed	13,340	5.58	7,719	2.47	12,442	3.12	1,226	5.67
U.S. agency	540	2.33	8,069	1.50	20,379	1.93	—
U.S. agency commercial mortgage-backed	2,128	1.01	9,099	2.47	—		1,405	2.92
Trust preferred	—		—		—		2,579	2.10
Foreign government	—		1,613	4.34	—		—
Total	$102,029	2.38%	$242,436	2.03%	$155,594	2.41%	$110,557	2.96%
Tax equivalent adjustment for calculation of yield	$37		$371		$361		$198

The rates set forth in the tables above for those obligations of state and political subdivisions that are tax exempt have been restated on a tax equivalent basis assuming a marginal tax rate of 35%. The amount of the adjustment is as follows.

Available for sale	Tax-Exempt Rate	Adjustment	Rate on Tax Equivalent Basis
Under 1 year	1.66%	0.90%	2.56%
1-5 years	1.89	1.02	2.91
5-10 years	2.49	1.34	3.83
After 10 years	3.40	1.83	5.23

Loan Portfolio

The following table sets forth total loans outstanding at December 31:

	2016	2015	2014	2013	2012
	(in thousands)
Loans held for sale(1)	$67,380	$27,866	$23,662	$20,390	$50,779
Mortgage	538,615	498,036	471,435	486,115	526,969
Commercial	804,017	748,398	690,955	635,234	617,258
Installment	265,616	234,017	207,571	192,583	190,220
Payment plan receivables	—	34,599	40,001	60,638	84,692
Total Loans	$1,675,628	$1,542,916	$1,433,624	$1,394,960	$1,469,918
(1)	2016 includes $30.6 million of payment plan receivables and $0.8 million commercial loans related to the pending sale of Mepco and $35.9 of 1-4 family residential mortgages.

The loan portfolio is periodically and systematically reviewed, and the results of these reviews are reported to the Board of Directors of Independent Bank. The purpose of these reviews is to assist in assuring proper loan documentation, to facilitate compliance with applicable laws and regulations, to provide for the early identification of potential problem loans (which enhances collection prospects) and to evaluate the adequacy of the allowance for loan losses.

The following table sets forth scheduled loan repayments (excluding 1-4 family residential mortgages and installment loans) at December 31, 2016:

	Due Within One Year	Due After One But Within Five Years	Due After Five Years	Total
	(in thousands)
Mortgage	$9	$110	$53,688	$53,807
Commercial	83,006	239,598	481,413	804,017
Total	$83,015	$239,708	$535,101	$857,824

The following table sets forth loans due after one year which have predetermined (fixed) interest rates and/or adjustable (variable) interest rates at December 31, 2016:

	Fixed Rate	Variable Rate	Total
	(in thousands)
Due after one but within five years	$102,990	$136,718	$239,708
Due after five years	306,827	228,274	535,101
Total	$409,817	$364,992	$774,809

The following table sets forth loans on non-accrual, loans ninety days or more past due and troubled debt restructured loans at December 31:

	2016	2015	2014	2013	2012
	(in thousands)
(a) Loans accounted for on a non-accrual basis (1, 2)	$13,364	$10,607	$15,231	$17,905	$32,929
(b) Aggregate amount of loans ninety days or more past due (excludes loans in (a) above)	—	116	7	—	7
(c) Loans not included above which are “troubled debt restructurings” as defined by accounting guidance	70,286	81,512	102,971	114,887	126,730
Total	$83,650	$92,235	$118,209	$132,792	$159,666
(1)	The accrual of interest income is discontinued when a loan becomes 90 days past due and the borrower’s capacity to repay the loan and collateral values appear insufficient. Non-accrual loans may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible.
(2)	Interest in the amount of $4.42 million would have been earned in 2016 had loans in categories (a) and (c) remained at their original terms; however, only $3.32 million was included in interest income for the year with respect to these loans.

Other loans of concern identified by the loan review department which are not included as non-performing in the table above were zero at December 31, 2016.

At December 31, 2016, there was no concentration of loans exceeding 10% of total loans which is not already disclosed as a category of loans in this section “Loan Portfolio.”

There were no other interest-bearing assets at December 31, 2016, that would be required to be disclosed above, if such assets were loans.

There were no foreign loans at December 31, 2016, 2015, 2014, 2013 and 2012.

Summary of Loan Loss Experience

The following table sets forth loan balances and summarizes the changes in the allowance for loan losses for each of the years ended December 31:

	2016	2015	2014
	(dollars in thousands)
Total loans outstanding at the end of the year (net of unearned fees)	$1,675,628	$1,542,916	$1,433,624
Average total loans outstanding for the year (net of unearned fees)	$1,599,899	$1,461,480	$1,388,772

	Loan Losses	Unfunded Commitments	Loan Losses	Unfunded Commitments	Loan Losses	Unfunded Commitments
Balance at beginning of year	$22,570	$652	$25,990	$539	$32,325	$508
Loans charged-off
Mortgage	2,599		2,567		4,119
Commercial	1,317		1,694		4,613
Installment	1,671		1,467		1,885
Payment plan receivables	—		—		2
Total loans charged-off	5,587		5,728		10,619
Recoveries of loans previously charged-off
Mortgage	1,047		1,258		1,397
Commercial	2,472		2,656		4,914
Installment	1,100		1,108		1,104
Payment plan receivables	—		—		5
Total recoveries	4,619		5,022		7,420
Net loans charged-off	968		706		3,199
Reclassification to loans held for sale	59
Additions (deductions) included in operations	(1,309)	(2)	(2,714)	113	(3,136)	31
Balance at end of year	$20,234	$650	$22,570	$652	$25,990	$539

Net loans charged-off as a percent of average loans outstanding (includes loans held for sale) for the year	0.06%		0.05%		0.23%

Allowance for loan losses as a percent of loans outstanding (includes loans held for sale) at the end of the year	1.21		1.46		1.81
	2013	2012
	(dollars in thousands)
Total loans outstanding at the end of the year (net of unearned fees)	$1,394,960	$1,469,918
Average total loans outstanding for the year (net of unearned fees)	$1,413,796	$1,550,456

	Loan Losses	Unfunded Commitments	Loan Losses	Unfunded Commitments
Balance at beginning of year	$44,275	$598	$58,884	$1,286
Loans charged-off
Mortgage	6,319		10,741
Commercial	7,358		12,588
Installment	2,520		4,009
Payment plan receivables	35		70
Total loans charged-off	16,232		27,408
Recoveries of loans previously charged-off
Mortgage	1,996		1,581
Commercial	5,119		3,610
Installment	1,074		1,311
Payment plan receivables	81		20
Total recoveries	8,270		6,522
Net loans charged-off	7,962		20,886
Reclassification to loans held for sale			610
Additions (deductions) included in operations	(3,988)	(90)	6,887	(688)
Balance at end of year	$32,325	$508	$44,275	$598

Net loans charged-off as a percent of average loans outstanding (includes loans held for sale) for the year	0.56%		1.35%

Allowance for loan losses as a percent of loans outstanding (includes loans held for sale) at the end of the year	2.32		3.01

The allowance for loan losses reflected above is a valuation allowance in its entirety and the only allowance available to absorb probable incurred loan losses.

Further discussion of the provision and allowance for loan losses (a critical accounting policy) as well as non-performing loans, is presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 83 of this prospectus and proxy statement.

We have allocated the allowance for loan losses to provide for probable incurred losses within the categories of loans set forth in the table below. The amount of the allowance that is allocated and the ratio of loans within each category to total loans at December 31 follow:

	2016		2015		2014
	Allowance Amount	Percent of Loans to Total Loans	Allowance Amount	Percent of Loans to Total Loans	Allowance Amount	Percent of Loans to Total Loans
	(dollars in thousands)
Commercial	$4,880	48.0%	$5,670	48.5%	$5,445	48.2%
Mortgage	8,681	34.3	10,391	34.1	13,444	34.5
Installment	1,011	15.9	1,181	15.2	1,814	14.5
Payment plan receivables(1)	—	1.8	56	2.2	64	2.8
Subjective allocation	5,662	—	5,272	—	5,223	—
Total	$20,234	100.0%	$22,570	100.0%	$25,990	100.0%

	2013		2012
	Allowance Amount	Percent of Loans to Total Loans	Allowance Amount	Percent of Loans to Total Loans
	(dollars in thousands)
Commercial	$6,827	45.5%	$11,402	42.2%
Mortgage	17,195	36.3	21,447	39.1
Installment	2,246	13.8	3,378	12.9
Payment plan receivables	97	4.4	144	5.8
Subjective allocation	5,960	—	7,904	—
Total	$32,325	100.0%	$44,275	100.0%
(1)	Allowance of $0.06 million related to payment plan receivables was reclassified to loans held for sale at December 31, 2016.

Deposits

The following table sets forth average deposit balances and the weighted-average rates paid thereon for the years ended December 31:

	2016		2015		2014
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(dollars in thousands)
Non-interest bearing	$688,697		$619,206		$540,107
Savings and interest-bearing checking	1,018,685	0.11%	988,504	0.11%	951,745	0.11%
Time	447,243	0.86	386,035	0.76	413,729	0.94
Total	$2,154,625	0.23%	$1,993,745	0.20%	$1,905,581	0.26%

The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity at December 31, 2016:

(in thousands)
Three months or less	$46,294
Over three through six months	75,516
Over six months through one year	119,143
Over one year	50,799
Total	$291,752

Return on Equity and Assets

The ratio of net income to average shareholders’ equity and to average total assets, and certain other ratios, for the years ended December 31 follow:

	2016	2015	2014	2013	2012
Net income as a percent of(1)
Average common equity	9.21%	7.89%	7.43%	64.22%	68.29%
Average total assets	0.92	0.86	0.80	3.87	0.92
Dividends declared per share as a percent of diluted net income per share	32.38	30.23	23.38	0.00	0.00
Average shareholders’ equity as a percent of average total assets	9.98	10.93	10.83	8.69	4.82
(1)	These amounts are calculated using net income applicable to common stock.

Additional performance ratios are set forth in Selected Consolidated Financial Data, on page 8 of this prospectus and proxy statement. Any significant changes in the current trend of the above ratios are reviewed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, which begins on page 82 of this prospectus and proxy statement.

Short-Term Borrowings

Short-term borrowings are discussed in note 9 to the consolidated financial statements, which are included in this prospectus and proxy statement beginning on page F-85.

Description of Property

IBCP operates a total of 83 facilities in Michigan and 2 leased facilities in Ohio.

With the exception of the potential remodeling of certain facilities to provide for the efficient use of work space or to maintain an appropriate appearance, each property is considered reasonably adequate for current and anticipated needs.

Legal Proceedings

In December 2016, IBCP reached a tentative settlement regarding litigation initiated against it in Wayne County, Michigan Circuit Court. The court issued a preliminary approval of this settlement in the first quarter of 2017. This litigation concerned checking account transaction sequencing during a period from February 2009 to June 2011. Under the terms of the settlement, IBCP agreed to pay $2.2 million and is also responsible for class notification costs and certain other expenses which are estimated to total approximately $0.1 million. IBCP recorded a $2.3 million expense in the fourth quarter of 2016 for this settlement. Although IBCP denies any liability associated with this matter and believed it had meritorious defenses to the allegations in the complaint, given the costs and uncertainty of litigation, it was determined that this settlement was in the best interests of the organization.

IBCP is also involved in various other litigation matters in the ordinary course of business. At the present time, IBCP does not believe any of these other matters will have a significant impact on its consolidated financial position or results of operations. The aggregate amount IBCP has accrued for losses it considers probable as a result of these other litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, IBCP believes it is reasonably possible it may incur losses in addition to the amounts it has accrued. At this time, IBCP estimates the maximum amount of additional losses that are reasonably possible is insignificant. However, because of a number of factors, including the fact that certain of these other litigation matters are still in their early stages and involve claims for which, at this point, IBCP believes have little to no merit, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against IBCP for damages, but do not include litigation matters where IBCP seeks to collect amounts owed to it by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, but IBCP has excluded such matters from the disclosure contained in the preceding paragraph in all cases where IBCP believes the possibility of its paying damages to any opposing party is remote.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of IBCP, Independent Bank (the “Bank”), and their subsidiaries for the periods indicated. When used in this section, “we,” “us,” “our,” and similar terms refer to IBCP and its subsidiaries, as a whole. The discussion should be read in conjunction with the historical financial data included within this prospectus and proxy statement, including the Consolidated Financial Statements (and related Notes) beginning on page F-85 and the Unaudited Consolidated Financial Statements (and related Notes) beginning on page F-1 below, and all other information set forth in this prospectus and proxy statement. Certain Selected Consolidated Financial Information is set forth on page 8 above. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a results of certain factors discussed in this prospectus and proxy statement. Please see “Forward-Looking Statements” on page 1 above.

Overview

We provide banking services to customers located primarily in Michigan’s Lower Peninsula. As a result, our success depends to a great extent upon the economic conditions in Michigan’s Lower Peninsula. At times, we have experienced a difficult economy in Michigan. Economic conditions in Michigan began to show signs of improvement during 2010. Generally, these improvements have continued into 2017, albeit at an uneven pace. There has been an overall decline in the unemployment rate as well as generally improving housing prices and other related statistics (such as home sales and new building permits). In addition, since early- to mid-2009, we have seen an improvement in our asset quality metrics. In particular, since early 2012, we have generally experienced a decline in non-performing assets, lower levels of new loan defaults, and reduced levels of loan net charge-offs.

Recent Developments

On December 22, 2017, President Donald Trump signed into law “H.R.1”, also known as the “Tax Cuts and Jobs Act”, which among other things, reduces the federal corporate tax rate to 21% effective January 1, 2018. As a result, we have concluded that this will cause our deferred tax assets to be revalued. Our net deferred tax asset represents expected corporate tax benefits anticipated to be realized in the future. The reduction in the federal corporate tax rate reduces these benefits. The revaluation of our net deferred tax assets at December 31, 2017 resulted in a reduction of these net assets and a corresponding increase in income tax expense of $6.0 million, which was recorded in the fourth quarter of 2017. The fourth quarter 2017 earnings impact was approximately ($0.28) per diluted share and the tangible book value impact was approximately ($0.28) per share based on fourth quarter weighted average diluted shares of approximately 21.7 million and total shares outstanding of approximately 21.3 million at year end 2017. We do not anticipate future cash expenditures as a result of the reduction to the deferred tax asset.

Effective on January 1, 2017, we adopted the fair value accounting method for capitalized mortgage loan servicing rights. The adoption of this accounting method resulted in the following changes to the January 1, 2017 beginning balances: an increase in capitalized mortgage loan servicing rights of $0.54 million; a decrease in deferred income taxes of $0.19 million and a decrease in our accumulated deficit of $0.35 million. See note 2 to the Condensed Consolidated Financial Statements.

On December 30, 2016, the Bank and its wholly-owned subsidiary, Mepco Finance Corporation (“Mepco”), entered into an Asset Purchase Agreement (“APA”) with Seabury Asset Management LLC (“Seabury”). Pursuant to the terms of the APA, we sold our payment plan processing business, payment plan receivables, and certain other assets to Seabury, who also assumed certain liabilities of Mepco. These assets and liabilities were categorized as “held for sale” in the December 31, 2016 Condensed Consolidated Statements of Financial Condition. We also recorded a $0.32 million loss related to the sale of these assets in the fourth quarter of 2016. This transaction closed on May 18, 2017, with an effective date of May 1, 2017. As a result of the closing, Mepco sold $33.1 million of net payment plan receivables, $0.5 million of commercial loans, $0.2 million of furniture and equipment and $1.6 million of other assets to Seabury, who also assumed $2.0 million of specified liabilities. Mepco was renamed IB Holding Company in May 2017 and was liquidated on June 30, 2017, with the remaining assets and liabilities transferred to the Bank. We do not believe that the sale of the Mepco business and assets will have a significant impact on our future overall financial condition or results of operations.

In the fourth quarter of 2016, we reached a tentative settlement regarding litigation initiated against the Bank in Wayne County, Michigan Circuit Court. The Court issued a preliminary approval of this settlement in the first quarter of 2017. This litigation concerned the Bank’s checking account transaction sequencing during a period from February 2009 to June 2011. Under the terms of the settlement, we have agreed to pay $2.2 million and we are also responsible for class notification costs and certain other expenses which are estimated to total approximately $0.1 million. We recorded a $2.3 million expense in the fourth quarter of 2016 for this settlement. We expect the settlement payment to occur in the first quarter of 2018. Although, we deny any liability associated with this matter and believe we have meritorious defenses to the allegations in the complaint, given the costs and uncertainty of litigation, we determined that this settlement was in the best interests of the organization.

Regulation

On July 2, 2013, the Federal Reserve Board approved a final rule that establishes an integrated regulatory capital framework (the “New Capital Rules”). The rule implements in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the 2010 Dodd-Frank

Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). In general, under the New Capital Rules, minimum requirements have increased for both the quantity and quality of capital held by banking organizations. Consistent with the international Basel framework, the New Capital Rules include a new minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5% and a common equity tier 1 capital conservation buffer of 2.5% of risk-weighted assets that applies to all supervised financial institutions. The 2.5% capital conservation buffer is being phased in ratably over a four-year period that began in 2016. In 2017, 1.25% is being added to the minimum ratio for adequately capitalized institutions. To avoid limits on capital distributions and certain discretionary bonus payments we must meet the minimum ratio for adequately capitalized institutions plus the phased in buffer (now 5.75% in 2017). The rule also raises the minimum ratio of tier 1 capital to risk-weighted assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking organizations. As to the quality of capital, the New Capital Rules emphasize common equity tier 1 capital, the most loss-absorbing form of capital, and implements strict eligibility criteria for regulatory capital instruments. The New Capital Rules also change the methodology for calculating risk-weighted assets to enhance risk sensitivity. Under the New Capital Rules our existing trust preferred securities are grandfathered as qualifying regulatory capital. As of September 30, 2017 and December 31, 2016, we exceeded all of the capital ratio requirements of the New Capital Rules.

Results of Operations

This section contains discussions of the results of our consolidated operations for (1) the three- and nine-month periods ended September 30, 2017, as compared to the comparable periods in 2016, and (2) fiscal year 2016, as compared to fiscal years 2015 and 2014.

Three and Nine Months Ended September 30, 2017 Compared to Three and Nine Months Ended September 30, 2016

Summary

We recorded net income of $6.9 million and $6.4 million, respectively, during the three months ended September 30, 2017 and 2016. The increase in 2017 results as compared to 2016 primarily reflects an increase in net interest income that was partially offset by increases in the provision for loan losses and in non-interest and income tax expenses and a decrease in non-interest income.

We recorded net income of $18.8 million and $16.9 million, respectively, during the nine months ended September 30, 2017 and 2016. The increase in 2017 year-to-date results as compared to 2016 is primarily due to increases in net interest income and non-interest income that were partially offset by increases in the provision for loan losses, non-interest expense and income tax expense.

Key performance ratios

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income (annualized) to
Average assets	1.01%	1.02%	0.96%	0.92%
Average common shareholders’ equity	10.27	10.20	9.69	9.19

Net income per common share
Basic	$0.32	$0.30	$0.88	$0.79
Diluted	0.32	0.30	0.87	0.78

Net Interest Income

Net interest income is the most important source of our earnings and thus is critical in evaluating our results of operations. Changes in our net interest income are primarily influenced by our level of interest-earning assets and the income or yield that we earn on those assets and the manner and cost of funding our interest-earning assets. Certain macro-economic factors can also influence our net interest income such as the level and direction of interest rates, the difference between short-term and long-term interest rates (the steepness of the yield curve) and the general strength of the economies in which we are doing business. Finally, risk management plays an important role in our level of net interest income. The ineffective management of credit risk and interest-rate risk in particular can adversely impact our net interest income.

Our net interest income totaled $22.9 million during the third quarter of 2017, an increase of $2.9 million, or 14.6% from the year-ago period. This increase primarily reflects a $227.4 million increase in average interest-earning assets as well as a 15 basis point increase in our tax equivalent net interest income as a percent of average interest-earning assets (the “net interest margin”).

For the first nine months of 2017, net interest income totaled $65.9 million, an increase of $6.5 million, or 10.9% from 2016. This increase primarily reflects a $184.9 million increase in average interest-earning assets as well as an 10 basis point increase in our net interest margin.

The increase in average interest-earning assets primarily reflects loan growth utilizing funds from increases in deposits and borrowed funds. The increase in the net interest margin reflects a change in the mix of average-interest earning assets (higher percentage of loans) as well as increases in short-term market interest rates.

Our net interest income is also adversely impacted by our level of non-accrual loans. In the third quarter and first nine months of 2017 non-accrual loans averaged $8.6 million and $9.7 million, respectively compared to $10.7 million and $10.6 million, respectively for the same periods in 2016. In addition, in the third quarter and first nine months of 2017 we had net recoveries of $0.28 million and $0.90 million, respectively, of previously unpaid interest on loans placed on or taken off non-accrual during each period or on loans previously charged-off compared to net recoveries of $0.07 million and $0.75 million, respectively, during the same periods in 2016.

Average Balances and Tax Equivalent Rates

	Three Months Ended September 30,
	2017			2016
	Average Balance	Interest	Rate(2)	Average Balance	Interest	Rate(2)
	(Dollars in thousands)
Assets
Taxable loans	$1,908,497	$21,801	4.55%	$1,613,189	$18,562	4.59%
Tax-exempt loans(1)	3,138	47	5.94	3,492	53	6.04
Taxable securities	474,901	2,765	2.33	534,319	2,537	1.90
Tax-exempt securities(1)	90,645	783	3.46	58,694	507	3.46
Interest bearing cash	29,336	63	0.85	69,603	86	0.49
Other investments	15,543	200	5.11	15,347	195	5.05
Interest Earning Assets	2,522,060	25,659	4.05	2,294,644	21,940	3.81
Cash and due from banks	33,019			34,565
Other assets, net	142,283			152,793
Total Assets	$2,697,362			$2,482,002

	Three Months Ended September 30,
	2017			2016
	Average Balance	Interest	Rate(2)	Average Balance	Interest	Rate(2)
	(Dollars in thousands)
Liabilities
Savings and interest-bearing checking	$1,048,289	408	0.15	$1,014,201	284	0.11
Time deposits	531,226	1,425	1.06	438,504	970	0.88
Other borrowings	85,219	626	2.91	47,227	493	4.15
Interest Bearing Liabilities	1,664,734	2,459	0.59	1,499,932	1,747	0.46
Non-interest bearing deposits	736,291			706,282
Other liabilities	31,263			27,110
Shareholders’ equity	265,074			248,678
Total Liabilities and Shareholders’ Equity	$2,697,362			$2,482,002
Net Interest Income		$23,200			$20,193
Net Interest Income as a Percent of Average Interest Earning Assets			3.66%			3.51%
(1)	Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 35%
(2)	Annualized

Average Balances and Tax Equivalent Rates

	Nine Months Ended September 30,
	2017			2016
	Average Balance	Interest	Rate(2)	Average Balance	Interest	Rate(2)
	(Dollars in thousands)
Assets
Taxable loans	$1,792,381	$61,544	4.59%	$1,577,758	$55,255	4.67%
Tax-exempt loans(1)	3,410	145	5.69	3,564	163	6.11
Taxable securities	499,886	8,300	2.21	532,576	7,261	1.82
Tax-exempt securities(1)	85,853	2,264	3.52	50,286	1,320	3.50
Interest bearing cash	42,610	229	0.72	75,121	292	0.52
Other investments	15,543	638	5.49	15,456	592	5.12
Interest Earning Assets	2,439,683	73,120	4.00	2,254,761	64,883	3.84
Cash and due from banks	32,492			38,069
Other assets, net	146,753			157,570
Total Assets	$2,618,928			$2,450,400

	Nine Months Ended September 30,
	2017			2016
	Average Balance	Interest	Rate(2)	Average Balance	Interest	Rate(2)
	(Dollars in thousands)
Liabilities
Savings and interest-bearing checking	$1,051,395	1,007	0.13	$1,018,727	831	0.11
Time deposits	494,219	3,747	1.01	435,146	2,689	0.83
Other borrowings	66,392	1,659	3.34	47,405	1,455	4.10
Interest Bearing Liabilities	1,612,006	6,413	0.53	1,501,278	4,975	0.44
Non-interest bearing deposits	717,589			677,645
Other liabilities	30,372			25,612
Shareholders’ equity	258,961			245,865
Total liabilities and shareholders’ equity	$2,618,928			$2,450,400

Net Interest Income		$66,707			$59,908

Net Interest Income as a Percent of Average Interest Earning Assets			3.65%			3.55%
(1)	Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 35%
(2)	Annualized

RECONCILIATION OF NET INTEREST MARGIN, FULLY TAXABLE EQUIVALENT (“FTE”)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(Dollars in thousands)		(Dollars in thousands)
Net interest income	$22,912	$19,998	$65,870	$59,391
Add: taxable equivalent adjustment	288	195	837	517
Net interest income - taxable equivalent	$23,200	$20,193	$66,707	$59,908
Net interest margin (GAAP)(1)	3.60%	3.47%	3.61%	3.52%
Net interest margin (FTE)(1)	3.66%	3.51%	3.65%	3.55%
(1)	Annualized

Provision for Loan Losses

The provision for loan losses was an expense of $0.6 million and a credit $0.2 million during the three months ended September 30, 2017 and 2016, respectively. During the nine-month periods ended September 30, 2017 and 2016, the provision was an expense of $0.8 million and a credit of $1.4 million, respectively. The provision reflects our assessment of the allowance for loan losses taking into consideration factors such as loan growth, loan mix, levels of non-performing and classified loans and loan net charge-offs. While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors. See “Portfolio Loans and asset quality” for a discussion of the various components of the allowance for loan losses and their impact on the provision for loan losses in the third quarter and first nine months of 2017.

Non-Interest Income

Non-interest income is a significant element in assessing our results of operations. Non-interest income totaled $10.3 million during the third quarter of 2017 compared to $11.7 million in 2016. For the first nine months of 2017 non-interest income totaled $31.1 million compared to $29.1 million for the first nine months of 2016. The components of non-interest income are as follows:

NON-INTEREST INCOME

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In thousands)
Service charges on deposit accounts	$3,281	$3,281	$9,465	$9,164
Interchange income	1,942	1,943	5,869	5,797
Net gains (losses) on assets:
Mortgage loans	2,971	3,556	8,886	7,727
Securities	69	(45)	62	302
Mortgage loan servicing, net	1	858	668	(454)
Investment and insurance commissions	606	427	1,541	1,278
Bank owned life insurance	283	282	776	870
Other	1,151	1,406	3,822	4,413
Total non-interest income	$10,304	$11,708	$31,089	$29,097

Service charges on deposit accounts were unchanged on a comparative quarterly basis and increased on a year-to-date basis in 2017 as compared to 2016. The year-to-date increase was principally due to higher service charges on commercial accounts and a modest increase in non-sufficient funds occurrences.

Interchange income was unchanged on a comparative quarterly basis and increased slightly on a year-to-date basis in 2017 as compared to 2016. The year-to-date increase is due primarily to increased debit card transaction activity.

Net gains on mortgage loans decreased on a comparative quarterly basis and increased on a year to date basis in 2017 as compared to 2016. Mortgage loan activity is summarized as follows:

MORTGAGE LOAN ACTIVITY

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(Dollars in thousands)
Mortgage loans originated	$264,177	$123,124	$657,345	$288,592
Mortgage loans sold	120,981	89,349	305,386	215,494
Net gains on mortgage loans	2,971	3,556	8,886	7,727
Net gains as a percent of mortgage loans sold (“Loan Sales Margin”)	2.46%	3.98%	2.91%	3.59%
Fair value adjustments included in the Loan Sales Margin	(0.22)	0.55	0.08	0.40

The increase in mortgage loan originations, sales and net gains (for the year-to-date period) in 2017 as compared to 2016 is due primarily to the expansion of our mortgage-banking operations. The decline in net gains in the third quarter of 2017 compared to the third quarter of 2016 was due to a decline in the Loan Sales Margin as described below.

During the last quarter of 2016 and the first half of 2017, we significantly expanded our mortgage-banking operations by adding new employees and opening new loan production offices (Ann Arbor, Brighton, Dearborn, Grosse Pointe, Traverse City and Troy, Michigan and Columbus and Fairlawn, Ohio). Overall, we have increased average full-time equivalent employees in mortgage lending sales and operations by 80.8% and by 67.0%, in the third quarter and first nine months of 2017, respectively, over the same periods in 2016. This business expansion has increased net gains on mortgage loans (on a year-to-date basis) and has accelerated the growth of portfolio mortgage loans and mortgage loans serviced for others, leading to increased mortgage loan interest income and mortgage loan servicing revenue. However, this expansion has also increased non-interest expenses, particularly compensation and employee benefits and occupancy. In addition, due to higher interest rates, mortgage loan refinance volume has declined in 2017 on an industry-wide basis. It is important to our future results of operations that we effectively and successfully manage this business expansion.

The volume of loans sold is dependent upon our ability to originate mortgage loans as well as the demand for fixed-rate obligations and other loans that we choose to not put into portfolio because of our established interest-rate risk parameters. (See “Portfolio Loans and asset quality.”) Net gains on mortgage loans are also dependent upon economic and competitive factors as well as our ability to effectively manage exposure to changes in interest rates and thus can often be a volatile part of our overall revenues.

Our Loan Sales Margin is impacted by several factors including competition and the manner in which the loan is sold. Net gains on mortgage loans are also impacted by recording fair value accounting adjustments. Excluding the aforementioned fair value accounting adjustments, the Loan Sales Margin would have been 2.68% and 3.43% in the third quarters of 2017 and 2016, respectively and 2.83% and 3.19% for the comparative 2017 and 2016 year-to-date periods, respectively. The decrease in the Loan Sales Margin (excluding fair value adjustments) in 2017 was generally due to a narrowing of primary-to-secondary market pricing spreads due to competitive factors throughout the mortgage banking industry (generally higher mortgage loan interest rates and a decline in refinance volume). The changes in the fair value accounting adjustments are primarily due to changes in the amount of commitments to originate mortgage loans for sale.

Net gains (losses) on securities totaled $0.069 million and $0.062 million during the three and nine months ended September 30, 2017, respectively, and $(0.045) million and $0.302 million for the respective comparable periods in 2016. The third quarter 2017 securities net gains were due to a $0.061 million increase in the fair value of trading securities and $0.008 million of net gains on the sale of $1.8 million of investments. The year-to-date 2017 securities net gains were due to $0.125 million of net gains on the sale of $9.6 million of investments that were partially offset by a $0.063 million decrease in the fair value of trading securities. The third quarter 2016 securities net losses were primarily due to a $0.058 million decrease in the fair value of trading securities that was partially offset by $0.013 million of net gains on the sale of $1.1 million of investments. The year-to-date 2016 securities net gains were due primarily to net gains of $0.298 million on the sale of $56.5 million of investments. (See “Securities.”)

We recorded no net impairment losses in either 2017 or 2016 for other than temporary impairment of securities available for sale. (See “Securities.”)

Mortgage loan servicing generated income of $0.001 million and $0.858 million in the third quarters of 2017 and 2016, respectively. For the first nine months of 2017, mortgage loan servicing generated income of $0.668 million as compared to a loss of $0.454 million in 2016. This activity is summarized in the following table:

MORTGAGE LOAN SERVICING

	Three Months Ended		Nine Months Ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
	(In thousands)
Revenue, net	$1,091	$1,037	$3,253	$3,087
Fair value change due to price	(572)	—	(1,075)	—
Fair value change due to pay-downs	(518)	—	(1,510)	—
Amortization	—	(799)	—	(2,065)
Impairment (charge) recovery	—	620	—	(1,476)
Total	$1	$858	$668	$(454)

Effective on January 1, 2017, we adopted the fair value accounting method for capitalized mortgage loan servicing rights. Activity related to capitalized mortgage loan servicing rights is as follows:

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In thousands)
Balance at beginning of period	$14,515	$10,331	$13,671	$12,436
Change in accounting	—	—	542	—
Balance at beginning of period, as adjusted	$14,515	$10,331	$14,213	$12,436
Originated servicing rights capitalized	1,250	896	3,047	2,153
Amortization	—	(799)	—	(2,065)
Change in valuation allowance	—	620	—	(1,476)
Change in fair value	(1,090)	—	(2,585)	—
Balance at end of period	$14,675	$11,048	$14,675	$11,048
Valuation allowance at end of period	$—	$4,748	$—	$4,748

At September 30, 2017 we were servicing approximately $1.77 billion in mortgage loans for others on which servicing rights have been capitalized. This servicing portfolio had a weighted average coupon rate of 4.18% and a weighted average service fee of approximately 25.8 basis points. Capitalized mortgage loan servicing rights at September 30, 2017 totaled $14.7 million, representing approximately 83 basis points on the related amount of mortgage loans serviced for others.

Investment and insurance commissions represent revenues generated on the sale or management of investments and insurance for our customers. These revenues increased on both a quarterly and year-to-date basis in 2017 as compared to 2016, due in part to increased product sales and growth in assets under management.

Income from bank owned life insurance was essentially unchanged on a comparative quarterly basis and declined on a year-to-date basis in 2017 compared to 2016. The year-to-date decline reflects a lower crediting rate on our cash surrender value. Our separate account is primarily invested in agency mortgage-backed securities and managed by PIMCO. The crediting rate (on which the earnings are based) reflects the performance of the separate account. The total cash surrender value of our bank owned life insurance was $54.3 million and $54.0 million at September 30, 2017 and December 31, 2016, respectively.

Other non-interest income declined on both a comparative quarterly and year-to-date basis in 2017 compared to 2016. These declines were due in part to lower ATM fees, check charges, rental income on other real estate and swap fees on commercial loans. In addition, the 2016 year-to-date period included a $0.2 million death benefit related to a life insurance policy on a former director.

Non-Interest Expense

Non-interest expense is an important component of our results of operations. We strive to efficiently manage our cost structure.

Non-interest expense increased by $0.1 million to $22.6 million and by $3.5 million to $68.9 million during the three- and nine-month periods ended September 30, 2017, respectively, compared to the same periods in 2016. The components of non-interest expense are as follows:

NON-INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In thousands)
Compensation	$8,494	$8,310	$26,872	$24,355
Performance-based compensation	2,688	2,409	6,819	5,967
Payroll taxes and employee benefits	2,395	2,312	7,413	6,590
Compensation and employee benefits	13,577	13,031	41,104	36,912
Occupancy, net	1,970	1,919	6,032	5,982
Data processing	1,796	1,971	5,670	6,008
Furniture, fixtures and equipment	961	990	2,943	2,939
Communications	685	670	2,046	2,280
Loan and collection	481	568	1,564	1,964
Advertising	526	455	1,551	1,410
Legal and professional	550	420	1,376	1,178
Interchange expense	294	276	869	809
FDIC deposit insurance	208	187	608	852
Supplies	176	178	507	551
Credit card and bank service fees	105	203	432	588
Costs related to unfunded lending commitments	92	73	332	6
Amortization of intangible assets	87	86	260	260
Net losses on other real estate and repossessed assets	30	263	132	98
Provision for loss reimbursement on sold loans	15	45	66	30
Other	1,063	1,194	3,454	3,602
Total non-interest expense	$22,616	$22,529	$68,946	$65,469

Compensation and employee benefits expenses, in total, increased $0.5 million on a quarterly comparative basis and increased $4.2 million for the first nine months of 2017 compared to the same periods in 2016.

Compensation expense increased by $0.2 million and $2.5 million in the third quarter and first nine months of 2017, respectively, compared to the same periods in 2016. Average full-time equivalent employees (“FTEs”) increased by approximately 8.4% and 8.6% during the third quarter and first nine months of 2017, respectively, compared to the year ago periods, due primarily to our mortgage banking expansion. The impact of the FTE increase was moderated (particularly in the third quarter of 2017) by an increased amount of compensation that was deferred as direct loan origination costs due to higher loan origination levels.

Performance-based compensation increased by $0.3 million and $0.9 million in the third quarter and first nine months of 2017, respectively, versus the same periods in 2016, due primarily to relative comparative changes in the accrual for anticipated incentive compensation (including our mortgage loan officer retention program) based on our estimated full-year performance as compared to goals.

Payroll taxes and employee benefits increased by $0.1 million and $0.8 million in the third quarter and first nine months of 2017, respectively, compared to the same periods in 2016, due primarily to increases in payroll taxes, health insurance (year-to-date period only) and employee recruiting costs principally associated with our mortgage banking expansion.

Occupancy, net, increased by $0.05 million for both the third quarter and first nine months of 2017, respectively, compared to the same periods in 2016. These increases were primarily due to costs associated with the recently opened loan production offices mentioned earlier that were partially offset by reduced occupancy costs related to the sale of our payment plan processing business (Mepco).

Data processing expenses decreased by $0.2 million and $0.3 million in the third quarter and first nine months of 2017, respectively, compared to the same periods in 2016. These decreases are primarily due to the sale of our payment plan processing business (Mepco). The third quarter of 2017 also included a $0.1 million refund of certain previously billed and expensed costs from our core data processing vendor.

Furniture, fixtures and equipment expenses were relatively unchanged in 2017 as compared to 2016.

Communications expenses were relatively unchanged and decreased by $0.2 million in the third quarter and first nine months of 2017, respectively, compared to the same periods in 2016. The 2017 year-to-date decrease is due primarily to reduced mailing costs, as the first quarter of 2016 included expenses for mailing out new chip enabled debit cards and new deposit product information.

Loan and collection expenses reflect costs related to new lending activity as well as the management and collection of non-performing loans and other problem credits. The quarterly and year-to-date comparative decreases in 2017 versus 2016 are primarily due to the reimbursement of previously incurred expenses related to the resolution and collection of non-accrual or previously charged-off loans. These declines were partially offset by costs related to new lending activity.

Advertising expenses increased on both a comparative quarterly and year-to-date basis in 2017 versus 2016, due primarily to direct mailing and strategic sponsorship costs.

Legal and professional fees increased on both a comparative quarterly and year-to-date basis in 2017 versus 2016, due primarily to an increase in outsourced internal audit costs, higher consulting fees related to a checking account program and higher legal fees principally associated with employment matters.

Interchange expense primarily represents our third-party cost to process debit card transactions. This cost increased slightly in 2017 on both a comparative quarterly and year-to-date basis due primarily to higher debit card transaction volume as described above.

FDIC deposit insurance expense increased slightly and decreased on a comparative quarterly and year-to-date basis, respectively, in 2017 versus 2016. The comparative quarterly increase was due primarily to growth in our total assets. The comparative year-to-date decrease reflects a decline in our premium rate that became effective in the third quarter of 2016. At June 30, 2016, the FDIC Deposit Insurance Fund reserve ratio reached 1.15%, which triggered a new assessment method and generally lower deposit insurance premiums for banks with less than $10 billion in assets.

Supplies expenses were relatively unchanged and decreased slightly on a comparative quarterly and year-to-date basis, respectively, in 2017 versus 2016. The comparative year-to-date decline was due primarily to initiatives with our various vendors to reduce these costs as well as internal “go green” efforts to reduce printing and paper costs.

Credit card and bank service fees decreased in 2017 versus 2016 on both a comparative quarterly and year-to-date basis primarily due to the sale of our payment plan processing business (Mepco).

The changes in costs related to unfunded lending commitments are primarily impacted by changes in the amounts of such commitments to originate portfolio loans as well as (for commercial loan commitments) the grade (pursuant to our loan rating system) of such commitments.

The amortization of intangible assets primarily relates to branch acquisitions and the amortization of the deposit customer relationship value, including core deposit value, which was acquired in connection with those acquisitions. We had remaining unamortized intangible assets of $1.7 million and $1.9 million at September 30, 2017 and December 31, 2016, respectively. See Note #7 to the Condensed Consolidated Financial Statements for a schedule of future amortization of intangible assets.

Net losses on other real estate and repossessed assets primarily represent the gain or loss on the sale or additional write downs on these assets subsequent to the transfer of the asset from our loan portfolio. This transfer occurs at the time we acquire the collateral that secured the loan. At the time of acquisition, the other real estate or repossessed asset is valued at fair value, less estimated costs to sell, which becomes the new basis for the asset. Any write-downs at the time of acquisition are charged to the allowance for loan losses.

The provision for loss reimbursement on sold loans was an expense of $0.015 million and $0.066 million in the third quarter and first nine months of 2017, respectively, compared to an expense of $0.045 million and $0.030 million in the third quarter and first nine months of 2016, respectively. This provision represents our estimate of incurred losses related to mortgage loans that we have sold to investors (primarily Fannie Mae, Freddie Mac, Ginnie Mae and the Federal Home Loan Bank of Indianapolis). Since we sell mortgage loans without recourse, loss reimbursements only occur in those instances where we have breached a representation or warranty or other contractual requirement related to the loan sale. The reserve for loss reimbursements on sold mortgage loans totaled $0.56 million at both September 30, 2017 and December 31, 2016, respectively. This reserve is included in accrued expenses and other liabilities in our Condensed Consolidated Statements of Financial Condition.

Other non-interest expenses declined in both the third quarter and first nine months of 2017 compared to the same periods in 2016 due primarily to lower temporary employee and insurance costs and lower debit card fraud losses.

Income Tax Expense

We recorded an income tax expense of $3.2 million and $8.4 million in the third quarter and the first nine months of 2017, respectively. This compares to an income tax expense of $3.0 million and $7.5 million in the third quarter and the first nine months of 2016, respectively.

Year-to-date 2016 included a $0.3 million income tax benefit resulting from the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-09 “Compensation – Stock Compensation (718) Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”) during the second quarter.

Our actual income tax expense is different than the amount computed by applying our statutory income tax rate to our income before income tax primarily due to tax-exempt interest income, tax-exempt income from the increase in the cash surrender value on life insurance, and differences in the value of stock awards that vest and stock options that are exercised as compared to the initial fair values that were expensed.

We assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at September 30, 2017 and 2016 and at December 31, 2016, that the realization of substantially all of our deferred tax assets continues to be more likely than not.

We had maintained a valuation allowance against our deferred tax assets of approximately $1.1 million at December 31, 2016. This valuation allowance on our deferred tax assets related to state income taxes at Mepco. In this instance, we determined that the future realization of these particular deferred tax assets was not more likely than not. That conclusion was based on the pending sale of Mepco’s payment plan business. After accounting for the May 2017 sale of our payment plan business, all that remained of these deferred tax assets were loss carryforwards that we wrote off against the related valuation allowance as of June 30, 2017 as we will no longer be doing business in those states.

Year Ended December 31, 2016 Compared to the Years Ended December 31, 2015 and December 31, 2014

Summary

We recorded net income of $22.8 million, or $1.05 per diluted share, in 2016, net income of $20.0 million, or $0.86 per diluted share, in 2015, and net income of $18.0 million, or $0.77 per diluted share, in 2014.

KEY PERFORMANCE RATIOS

	Year Ended December 31,
	2016	2015	2014
Net income to
Average common equity	9.21%	7.89%	7.43%
Average assets	0.92	0.86	0.80
Net income per common share
Basic	$1.06	$0.88	$0.79
Diluted	1.05	0.86	0.77

Net Interest Income

Net interest income is the most important source of our earnings and thus is critical in evaluating our results of operations. Changes in our net interest income are primarily influenced by our level of interest-earning assets and the income or yield that we earn on those assets and the manner and cost of funding our interest-earning assets. Certain macro-economic factors can also influence our net interest income such as the level and direction of interest rates, the difference between short-term and long-term interest rates (the steepness of the yield curve) and the general strength of the economies in which we are doing business. Finally, risk management plays an important role in our level of net interest income. The ineffective management of credit risk and interest-rate risk in particular can adversely impact our net interest income.

Net interest income totaled $79.6 million during 2016, compared to $75.0 million and $73.3 million during 2015 and 2014, respectively. The increase in net interest income in 2016 compared to 2015 primarily reflects a $173.7 million increase in average interest-earning assets that was partially offset by a six basis point decrease in our tax equivalent net interest income as a percent of average interest-earning assets (the “net interest margin”).

The decline in our net interest margin is primarily due to the prolonged low interest rate environment that has pushed our average yield on loans lower.

Interest rates have generally been at extremely low levels since 2008 due primarily to the Federal Reserve Bank’s (“FRB”) monetary policies and its efforts to stimulate the U.S. economy. This very low interest rate environment has generally had an adverse impact on our interest income and net interest income. The FRB did move the target federal funds rate up by 0.25% in each of December of 2016 and 2015. Future changes in the target federal funds rate are uncertain; however, we anticipate that any upward movements in short-term interest rates will be gradual. Given the repricing characteristics of our interest-earning assets and interest-bearing liabilities (and our level of non-interest bearing demand deposits), we would expect that our net interest margin will generally benefit on a long-term basis from rising interest rates.

The increase in net interest income in 2015 compared to 2014 primarily reflects a $96.5 million increase in average interest-earning assets that was partially offset by a nine basis point decrease in our net interest margin.

Our net interest income is also impacted by our level of non-accrual loans. Average non-accrual loans totaled $10.9 million, $13.8 million and $17.9 million in 2016, 2015 and 2014, respectively.

AVERAGE BALANCES AND RATES

	2016			2015			2014
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)
ASSETS
Taxable loans	$1,596,136	$74,014	4.64%	$1,457,508	$70,770	4.86%	$1,383,883	$71,621	5.18%
Tax-exempt loans(1)	3,763	220	5.85	3,972	246	6.19	4,889	310	6.34
Taxable securities	534,233	9,921	1.86	529,571	7,805	1.47	475,917	6,341	1.33
Tax-exempt securities(1)	54,390	1,917	3.52	34,039	1,388	4.08	40,200	1,510	3.76
Interest bearing cash and repurchase agreement	78,606	403	0.51	66,595	275	0.41	84,244	282	0.33
Other investments	15,474	792	5.12	17,171	925	5.39	23,252	1,118	4.81
Interest earning assets	2,282,602	87,267	3.82	2,108,856	81,409	3.86	2,012,385	81,182	4.03
Cash and due from banks	36,831			44,842			45,213
Other assets, net	155,778			166,363			182,099
Total assets	$2,475,211			$2,320,061			$2,239,697
LIABILITIES
Savings and interest- bearing checking	$1,018,685	1,115	0.11	$988,504	1,056	0.11	$951,745	1,064	0.11
Time deposits	447,243	3,826	0.86	386,035	2,953	0.76	413,729	3,903	0.94
Other borrowings	47,058	1,941	4.12	47,842	1,847	3.86	60,225	2,332	3.87
Interest bearing liabilities	1,512,986	6,882	0.45	1,422,381	5,856	0.41	1,425,699	7,299	0.51
Non-interest bearing deposits	688,697			619,206			540,107
Other liabilities	26,439			24,840			31,247
Shareholders’ equity	247,089			253,634			242,644
Total liabilities and shareholders’ equity	$2,475,211			$2,320,061			$2,239,697
Net interest income		$80,385			$75,553			$73,883
Net interest income as a percent of average interest earning assets			3.52%			3.58%			3.67%
(1)	Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 35%.

RECONCILIATION OF NET INTEREST MARGIN, FULLY TAXABLE EQUIVALENT (“FTE”)

	Year Ended December 31,
	2016	2015	2014
	(Dollars in thousands)
Net interest income	$79,641	$74,986	$73,256
Add: taxable equivalent adjustment	744	567	627
Net interest income - taxable equivalent	$80,385	$75,553	$73,883
Net interest margin (GAAP)	3.49%	3.56%	3.64%
Net interest margin (FTE)	3.52%	3.58%	3.67%

CHANGE IN NET INTEREST INCOME

	2016 compared to 2015			2015 compared to 2014
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Increase (decrease) in interest income(1)
Taxable loans	$6,526	$(3,282)	$3,244	$3,701	$(4,552)	$(851)
Tax-exempt loans(2)	(13)	(13)	(26)	(57)	(7)	(64)
Taxable securities	69	2,047	2,116	754	710	1,464
Tax-exempt securities(2)	738	(209)	529	(244)	122	(122)
Interest bearing cash and repurchase agreement	55	73	128	(66)	59	(7)
Other investments	(88)	(45)	(133)	(316)	123	(193)
Total interest income	7,287	(1,429)	5,858	3,772	(3,545)	227
Increase (decrease) in interest expense(1)
Savings and interest bearing checking	33	26	59	40	(48)	(8)
Time deposits	500	373	873	(248)	(702)	(950)
Other borrowings	(31)	125	94	(478)	(7)	(485)
Total interest expense	502	524	1,026	(686)	(757)	(1,443)
Net interest income	$6,785	$(1,953)	$4,832	$4,458	$(2,788)	$1,670
(1)	The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.
(2)	Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 35%.

COMPOSITION OF AVERAGE INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES

	Year Ended December 31,
	2016	2015	2014
As a percent of average interest earning assets
Loans	70.1%	69.3%	69.0%
Other interest earning assets	29.9	30.7	31.0
Average interest earning assets	100.0%	100.0%	100.0%
Savings and NOW	44.6%	46.9%	47.3%
Time deposits	19.6	18.2	19.9
Brokered CDs	—	0.1	0.6
Other borrowings	2.1	2.2	3.0
Average interest bearing liabilities	66.3%	67.4%	70.8%
Earning asset ratio	92.2%	90.9%	89.9%
Free-funds ratio(1)	33.7	32.6	29.2
(1)	Average interest earning assets less average interest bearing liabilities.

Provision for Loan Losses

The provision for loan losses was a credit of $1.3 million, $2.7 million and $3.1 million during 2016, 2015 and 2014, respectively. The provision reflects our assessment of the allowance for loan losses taking into consideration factors such as loan mix, levels of non-performing and classified loans and loan net charge-offs. While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors. See “Portfolio Loans and asset quality” for a discussion of the various components of the allowance for loan losses and their impact on the provision for loan losses.

Non-Interest Income

Non-interest income is a significant element in assessing our results of operations. We regard net gains on mortgage loans as a recurring source of revenue but they are quite cyclical and thus can be volatile.

Non-interest income totaled $42.3 million during 2016 compared to $40.1 million and $38.8 million during 2015 and 2014, respectively. The components of non-interest income are as follows:

NON-INTEREST INCOME

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Service charges on deposit accounts	$12,406	$12,389	$13,446
Interchange income	7,938	8,481	8,164
Net gains (losses) on assets
Mortgage loans	10,566	7,448	5,628
Securities	563	20	329
Other than temporary impairment loss on securities:
Total impairment loss	—	—	(9)
Loss recognized in other comprehensive income (loss)	—	—	—
Net impairment loss recognized in earnings	—	—	(9)
Mortgage loan servicing, net	2,222	1,751	791
Investment and insurance commissions	1,647	1,827	1,814
Bank owned life insurance	1,124	1,282	1,371
Title insurance fees	1,187	1,156	995
Net gain on branch sale	—	1,193	—
Gain on extinguishment of debt	—	—	500
Other	4,645	4,583	5,746
Total non-interest income	$42,298	$40,130	$38,775

Service charges on deposit accounts totaled $12.4 million during both 2016 and 2015 and was $13.4 million during 2014. Although service charges were relatively unchanged in 2016 as compared to 2015, over the last few years, such service charges had been decreasing, principally due to a decline in non-sufficient funds (“NSF”) occurrences and related NSF fees. We believe the long-term decline in NSF occurrences is due to our customers managing their finances more closely and having real-time access to deposit account information through electronic channels allowing them to reduce NSF activity and avoid the associated fees.

Interchange income totaled $7.9 million in 2016 compared to $8.5 million in 2015 and $8.2 million in 2014. The decrease in interchange income in 2016 as compared to 2015 primarily results from lower incentives under our Debit Brand Agreement with MasterCard. In addition, although transaction volume increased 1.5% year-over-year, interchange revenue per transaction declined by 3.1%, primarily due to a higher mix of debit (PIN-based) versus credit (signature-based) transactions. The increase in interchange income in 2015 compared to 2014 primarily results from the new Debit Brand Agreement with MasterCard that was executed in January 2014. We began converting our debit card base to MasterCard in June 2014 and completed the conversion in September 2014. Certain volume incentives under the new Debit Brand Agreement began to abate in the fourth quarter of 2015.

We realized net gains of $10.6 million on mortgage loans during 2016, compared to $7.4 million and $5.6 million during 2015 and 2014 respectively. The volume of loans sold is dependent upon our ability to originate mortgage loans as well as the demand for fixed-rate obligations and other loans that we choose to not put into our portfolio because of our established interest-rate risk parameters. (See “Portfolio Loans and asset quality.”) Net gains on mortgage loans are also dependent upon economic and competitive factors as well as our ability to effectively manage exposure to changes in interest rates and thus can often be a volatile part of our overall revenues.

MORTGAGE LOAN ACTIVITY

	Year Ended December 31,
	2016	2015	2014
	(Dollars in thousands)
Mortgage loans originated	$428,249	$336,618	$265,494
Mortgage loans sold	313,985	281,494	223,580
Net gains on mortgage loans	10,566	7,448	5,628
Net gains as a percent of mortgage loans sold (“Loan Sales Margin”)	3.37%	2.65%	2.52%
Fair value adjustments included in the Loan Sales Margin	0.12	0.16	0.01

Net gains on mortgage loans have increased over the past two years due primarily to decreases in mortgage loan interest rates during parts of 2016 and 2015 that resulted in an increase in mortgage loan refinance volumes as well as an improving housing market which has resulted in an increase in purchase money mortgage origination volume.

Net gains as a percentage of mortgage loans sold (our “Loan Sales Margin”) are impacted by several factors including competition and the manner in which the loan is sold. Gains on mortgage loans are also impacted by recording fair value accounting adjustments. Excluding these fair value accounting adjustments, the Loan Sales Margin would have been 3.25% in 2016, 2.49% in 2015 and 2.51% in 2014. The higher Loan Sales Margins in 2016 as compared to 2015 and 2014, was principally due to more favorable competitive conditions including wider primary-to-secondary market pricing spreads during the first ten months of 2016. However, during the last two months of 2016, mortgage loan interest rates rose by approximately 0.75% and Loan Sales Margins contracted considerably due to competitive factors. In general, as overall industry-wide mortgage loan origination levels drop, pricing becomes more competitive. The changes in the fair value accounting adjustments are primarily due to changes in the amount of commitments to originate mortgage loans for sale during each period.

During the last quarter of 2016 and the first two months of 2017, we significantly expanded our mortgage-banking operations by adding over fifty new employees and opening five new loan production offices (Ann Arbor, Brighton, Traverse City and Troy, Michigan and Columbus, Ohio). We are also in the process of opening two additional loan production offices (Dearborn, Michigan and Fairlawn, Ohio). We expect this business expansion to add to net gains on mortgage loans and on a longer-term basis, accelerate the growth of portfolio mortgage loans and mortgage loans serviced for others, leading to increased interest and mortgage loan servicing income. However, this expansion will also increase non-interest expenses, particularly compensation and employee benefits and occupancy. In addition, due to higher interest rates, we expect mortgage loan refinance volume to decline in 2017 on an industry wide basis. It is important to our future results of operations that we effectively and successfully manage this business expansion.

GAINS AND LOSSES ON SECURITIES

	Year Ended December 31,
	Proceeds	Gains(1)	Losses(2)	Net
	(In thousands)
2016	$64,103	$616	$53	$563
2015	12,037	75	55	20
2014	14,633	624	304	320
(1)	Gains in 2016 include $0.262 million related to an increase in the fair value of trading securities and 2014 includes $0.295 million relating to a U.S. Treasury short position.
(2)	Losses in 2015 and 2014 includes $0.055 million and $0.295 million, respectively related to a decrease in the fair value of trading securities and 2014 includes $0.009 million of other than temporary impairment charges.

We generated net gains on securities of $0.6 million in 2016, and $0.02 million and $0.3 million in 2015 and 2014, respectively. The 2016 net gain on securities was due primarily to a $0.3 million increase in the fair value of trading securities and $64.1 million of securities sales that produced net gains of $0.3 million. The 2015 net gain on securities was due primarily to the sales of U.S. agency residential mortgage-backed securities that were partially offset by a $0.06 million decline in the fair value of trading securities. The 2014 net gain on securities was primarily due to the sales of U.S. Government agency securities and municipal securities as well as fair value adjustments on a U.S. treasury short sale position that were partially offset by a $0.3 million decline in the fair value of trading securities.

We recorded no net impairment losses in 2016 or 2015 as compared to a net impairment loss of $0.01 million in 2014, related to other than temporary impairment of securities available for sale. The 2014 impairment charge related to private label residential mortgage-backed securities.

Mortgage loan servicing generated net earnings of $2.2 million, $1.8 million and $0.8 million in 2016, 2015 and 2014, respectively. These yearly comparative variances are primarily due to changes in the valuation allowance on capitalized mortgage loan servicing rights and the level of amortization of this asset. The period end valuation allowance is based on the valuation of the mortgage loan servicing portfolio and the amortization is primarily impacted by prepayment activity. The changes in the valuation allowance are principally due to changes in the estimated future prepayment rates being used in the period end valuations.

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS

	2016	2015	2014
	(In thousands)
Balance at January 1,	$12,436	$12,106	$13,710
Originated servicing rights capitalized	3,119	2,697	1,823
Amortization	(2,850)	(2,868)	(2,509)
Change in valuation allowance	966	501	(918)
Balance at December 31,	$13,671	$12,436	$12,106
Valuation allowance at December 31,	$2,306	$3,272	$3,773

At December 31, 2016, we were servicing approximately $1.66 billion in mortgage loans for others on which servicing rights have been capitalized. This servicing portfolio had a weighted average coupon rate of 4.20% and a weighted average service fee of approximately 25.6 basis points. Remaining capitalized mortgage loan servicing rights at December 31, 2016 totaled $13.7 million, representing approximately 82 basis points on the related amount of mortgage loans serviced for others. The capitalized mortgage loan servicing rights had an estimated fair market value of $14.2 million at December 31, 2016. As of January 1, 2017, we elected the fair value measurement method for our mortgage loan servicing rights (in lieu of the amortization method).

Investment and insurance commissions declined to $1.6 million in 2016, as compared to $1.8 million in both 2015 and 2014. The decline in 2016 was due primarily to open sales positions during part of the year.

We earned $1.1 million, $1.3 million and $1.4 million in 2016, 2015 and 2014, respectively, on our separate account bank owned life insurance principally as a result of increases in the cash surrender value. Our separate account is primarily invested in agency mortgage-backed securities and managed by PIMCO. The crediting rate (on which the earnings are based) reflects the performance of the separate account. The total cash surrender value of our bank owned life insurance was $54.0 million and $54.4 million at December 31, 2016 and 2015, respectively.

Title insurance fees totaled $1.2 million in both 2016 and 2015 as compared to $1.0 million in 2014. The fluctuation in title insurance fees is primarily a function of the level of mortgage loans (particularly refinances) that we originated.

On April 29, 2015 the Bank entered into a Purchase and Assumption Agreement (“PAA”) with Isabella Bank (based in Mt. Pleasant, Michigan). Pursuant to the PAA, on August 28, 2015, we sold the fixed assets, real property and certain other assets of our bank branch located in Midland, Michigan (the “Midland Branch”) to Isabella Bank. The deposit liabilities of the Midland Branch were assumed by Isabella Bank. Under the terms of the PAA, Isabella Bank paid a premium of $0.6 million (which was equal to 6.0% of the average deposit liabilities of $9.7 million based on the 20-day average ending two business days prior to the closing date of August 28, 2015) and $0.85 million for the real property and fixed assets (including the ATM). The real property and the fixed assets had a net book value of approximately $0.2 million as of August 28, 2015. We recorded a net gain of $1.2 million in the third quarter of 2015 on the sale of the Midland Branch.

On December 1, 2014, we entered into a Securities Purchase Agreement with EJF Capital LLC. Under the terms of this agreement, we purchased 5,000 shares of trust preferred securities (liquidation amount of $1,000 per security) that were issued by IBC Capital Finance IV, a special purpose entity whose common stock we own. The trust preferred securities have been retired along with certain related common stock issued by IBC Capital Finance IV and subordinated debentures issued by us. We paid $4.5 million for the trust preferred securities that had a par value of $5.0 million, as well as $0.033 million in accrued and unpaid interest. We recorded a gain on the extinguishment of debt of $0.5 million in the fourth quarter of 2014.

Other non-interest income totaled $4.6 million in both 2016 and 2015 as compared to $5.7 million in 2014. The decrease in 2016 and 2015 as compared to 2014 is primarily due to a decline in rental income on other real estate due to the sales of income-producing properties.

Non-Interest Expense

Non-interest expense is an important component of our results of operations. We strive to efficiently manage our cost structure.

Non-interest expense totaled $90.3 million in 2016, $88.5 million in 2015, and $90.0 million in 2014. The components of non-interest expense are as follows:

NON-INTEREST EXPENSE

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Compensation	$33,991	$33,346	$33,833
Performance-based compensation	6,955	6,732	5,154
Payroll taxes and employee benefits	8,633	8,108	8,234
Compensation and employee benefits	49,579	48,186	47,221
Occupancy, net	8,023	8,369	8,912
Data processing	7,952	7,944	7,532
Furniture, fixtures and equipment	3,912	3,892	4,137
Communications	3,142	2,957	2,926
Loan and collection	2,512	3,609	5,392
Litigation settlement expense	2,300	—	—
Advertising	1,856	2,121	2,193
Legal and professional	1,742	2,013	1,969
Interchange expense	1,111	1,125	1,291
FDIC deposit insurance	1,049	1,366	1,567
Credit card and bank service fees	791	797	946
Supplies	728	809	993
Amortization of intangible assets	347	347	536
Loss on sale of payment plan business	320	—	—
Net (gains) losses on other real estate and repossessed assets	250	(180)	(500)
Provision (credit) for loss reimbursement on sold loans	30	(59)	(466)
Other	4,703	5,154	5,302
Total non-interest expense	$90,347	$88,450	$89,951

Compensation expense, which is primarily salaries, totaled $34.0 million, $33.3 million and $33.8 million in 2016, 2015 and 2014, respectively. The increase in 2016 as compared to 2015 is primarily due to annual merit based salary increases. 2016 average total full-time equivalent employee levels were unchanged compared to 2015. The decrease in 2015 as compared to 2014 is due to a decline in total full-time equivalent employees related to branch consolidations or closings and other staffing reductions. 2015 average total full-time equivalent employee levels fell by 4.1% compared to 2014.

Performance-based compensation expense totaled $7.0 million, $6.7 million and $5.2 million in 2016, 2015 and 2014, respectively. The increases in 2016 as compared to 2015, and in 2015 as compared to 2014, are both primarily related to higher compensation under our incentive compensation plans based on our improved financial performance.

We maintain performance-based compensation plans. In addition to commissions and cash incentive awards, such plans include an ESOP and a long-term equity based incentive plan. The amount of expense recognized in 2016, 2015 and 2014 for share-based awards under our long-term equity based incentive plan was $1.5 million, $1.4 million and $1.0 million, respectively. In 2016, 2015 and 2014, there were new grants of restricted stock and performance share awards.

Payroll taxes and employee benefits expense totaled $8.6 million, $8.1 million and $8.2 million in 2016, 2015 and 2014, respectively. The increase in 2016 as compared to 2015 is primarily due to a $0.2 million increase in our 401(k) plan match and a $0.2 million increase in employee training costs (primarily sales training). The decrease in 2015 as compared to 2014 is primarily due to a $0.3 million decrease in health insurance costs that was partially offset by a $0.2 million increase in the 401(k) match. In 2014, we increased our 401(k) plan match from 1% to 2% of eligible compensation. In 2015, we added auto-enrollment to our 401(k) plan. In 2016, we increased our 401(k) plan match from 2% to 3% of eligible compensation.

Occupancy expenses, net, totaled $8.0 million, $8.4 million and $8.9 million in 2016, 2015 and 2014, respectively. The decrease in 2016 as compared to 2015 is primarily due to a decline in utilities and real estate property taxes due to branch closings or sales that took place during 2015 and a decline in leasehold improvement depreciation expense at Mepco related to its former Chicago location. The decrease in 2015 as compared to 2014 is primarily due to branch consolidations or closings and lower snow removal costs.

Data processing expenses totaled $8.0 million, $7.9 million, and $7.5 million in 2016, 2015 and 2014, respectively. Although data processing expenses were relatively unchanged in 2016 as compared to 2015 on a consolidated basis, such expenses declined by $0.6 million at Mepco (due primarily to a decrease in software amortization), but this decline was offset by a comparable increase in such expenses at the Bank (various new or expanded electronic banking services and network security costs). The increase in 2015 as compared to 2014 is due primarily to the addition of new products and services (desktop software, sales management software and a new mortgage loan origination platform) as well as increased costs due to growth in mobile banking usage.

Furniture, fixtures and equipment expense was relatively unchanged in 2016 as compared to 2015 and declined by $0.2 million in 2015 from 2014. The decline in 2015 was due primarily to the closing or consolidation of certain branch offices.

Communications expense increased by $0.2 million in 2016 as compared to 2015 and was relatively unchanged in 2015 as compared to 2014. The increase in 2016 as compared to 2015 was due primarily to an increase in postage costs principally as a result of mailing new Chip-enabled debit cards to our entire debit card customer base.

Loan and collection expenses primarily reflect costs related to the management and collection of non-performing loans and other problem credits. These expenses have declined steadily during the past several years primarily due to decreases in non-performing loans, new loan defaults and watch/problem credits.

We incurred a $2.3 million expense in 2016 for the settlement of a litigation matter as described earlier under “Recent Developments.”

Advertising expense totaled $1.9 million, $2.1 million, and $2.2 million in 2016, 2015 and 2014, respectively. The decrease in 2016 as compared to 2015 was primarily due to declines in outdoor (billboard) advertising, television and radio advertising and market research that were partially offset by an increase in checking account acquisition costs (principally direct mail). The slight decrease in 2015 as compared to 2014 is due primarily to a reduction in outdoor advertising.

Legal and professional fees totaled $1.7 million, $2.0 million, and $2.0 million in 2016, 2015 and 2014, respectively. The decrease in 2016 as compared to 2015 was due primarily to a $0.4 million decline in such costs at Mepco resulting from the resolution of certain litigation matters and a related reduction in legal fees.

Interchange expense primarily represents fees paid to our core information systems processor and debit card licensor related to debit card and ATM transactions. This expense was relatively unchanged in 2016 as compared to 2015. The decrease in this expense in 2015 as compared to 2014 is primarily due to the impact of our new seven-year core data processing contract that we executed in March 2014.

FDIC deposit insurance expense totaled $1.0 million, $1.4 million, and $1.6 million in 2016, 2015 and 2014, respectively. The decline in 2016 as compared to 2015 principally results from the FDIC Deposit Insurance Fund reserve ratio reaching a 1.15% reserve ratio at June 30, 2016, which triggered a new assessment method and generally lower deposit insurance premiums for banks with less than $10 billion in assets. The decline in 2015 as compared to 2014 reflected a reduction in the Bank’s risk based premium rate due to our improved financial metrics.

Credit card and bank service fees primarily relate to card processing fees incurred by Mepco in its payment plan processing business and variations in this expense are principally due to changes in the number of payment plans being administered by Mepco.

Supplies expense has declined over the past two years consistent with our cost reduction initiatives and the smaller size of the organization resulting from the closing or consolidation of branches.

The amortization of intangible assets primarily relates to branch acquisitions and the amortization of the deposit customer relationship value, including core deposit value, which was acquired in connection with those acquisitions. We had remaining unamortized intangible assets of $1.9 million and $2.3 million at December 31, 2016 and 2015 respectively. See note #7 to the Consolidated Financial Statements for a schedule of future amortization of intangible assets.

We incurred a $0.3 million loss in 2016 on the expected sale of Mepco’s payment plan business as described earlier under “Recent Developments.”

Net (gains) losses on other real estate and repossessed assets represent the gain or loss on the sale or additional write downs on these assets subsequent to the transfer of the asset from our loan portfolio. This transfer occurs at the time we acquire the collateral that secured the loan. At the time of acquisition, the other real estate or repossessed asset is valued at fair value, less estimated costs to sell, which becomes the new basis for the asset. Any write-downs at the time of acquisition are charged to the allowance for loan losses. The net loss of $0.25 million in 2016 is primarily due to $0.46 million of write-downs on a group of commercial income-producing properties. These properties ($2.9 million balance in other real estate at December 31, 2016) are now under contract for sale. We expect this sale to close in the first half of 2017. The net gains of $0.2 million and $0.5 million in 2015 and 2014, respectively, primarily reflect greater stability in real estate prices, with many markets even experiencing price increases.

The provision for loss reimbursement on sold loans was an expense of $0.03 million in 2016 compared to a credit of $0.06 million and $0.5 million in 2015 and 2014, respectively. This provision represents our estimate of incurred losses related to mortgage loans that we have sold to investors (primarily Fannie Mae, Freddie Mac and Ginnie Mae). The credit provisions in 2015 and 2014 are due primarily to the reduction or rescission of certain loss reimbursement requests that had been pending and accrued for in earlier periods. Since we sell mortgage loans without recourse, loss reimbursements only occur in those instances where we have breached a representation or warranty or other contractual requirement related to the loan sale. The reserve for loss reimbursements on sold mortgage loans totaled $0.56 million and $0.53 million at December 31, 2016 and 2015, respectively. This reserve is included in accrued expenses and other liabilities in our Consolidated Statements of Financial Condition. This reserve is based on an analysis of mortgage loans that we have sold which are further categorized by delinquency status, loan to value, and year of origination. The calculation includes factors such as probability of default, probability of loss reimbursement (breach of representation or warranty) and estimated loss severity. The reserve levels at December 31, 2016 and 2015 also reflect the resolution of the mortgage loan origination years of 2000 to 2008 with Fannie Mae and Freddie Mac. We believe that the amounts that we have accrued for incurred losses on sold mortgage loans are appropriate given our analyses. However, future losses could exceed our current estimate.

Other non-interest expenses totaled $4.7 million, $5.2 million, and $5.3 million in 2016, 2015 and 2014, respectively. The $0.5 million decrease in 2016 as compared to 2015 is primarily due to declines in vehicle service contract counterparty contingency expense, costs related to unfunded lending commitments and fraud costs related to deposit account and debit card activities.

Income Tax Expense

We recorded an income tax expense of $10.1 million, $9.4 million and $7.2 million in 2016, 2015 and 2014, respectively.

Our actual federal income tax expense is different than the amount computed by applying our statutory income tax rate to our income before income tax primarily due to tax-exempt interest income and tax-exempt income from the increase in the cash surrender value on life insurance.

In addition, 2016 included a $0.3 million income tax benefit resulting from the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-09 “Compensation – Stock Compensation (718) Improvements to Employee Share-Based Payment Accounting.” See note #1 to the Consolidated Financial Statements. Also, 2014 income tax expense was reduced by a credit of approximately $0.7 million due to a true-up of the amount of unrecognized tax benefits relative to certain net operating loss carryforwards and the reversal of a valuation allowance on a capital loss carryforward that was believed to not be more likely than not to be realized prior to a strategy executed during the second quarter of 2014 that generated capital gains.

We assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at December 31, 2016, 2015 and 2014, that the realization of substantially all of our deferred tax assets continues to be more likely than not.

We did maintain a valuation allowance against our deferred tax assets of approximately $1.1 million at December 31, 2016 and 2015 and $1.0 million at December 31, 2014. This valuation allowance on our deferred tax assets primarily relates to state income taxes at Mepco. In this instance, we determined that the future realization of these particular deferred tax assets was not more likely than not. This conclusion in 2016 was based on the pending sale of Mepco’s payment plan business and in 2015 and 2014 was primarily based on the uncertainty of Mepco’s future earnings attributable to particular states (given the various apportionment criteria) and the significant reduction in the size of Mepco’s business.

Business Segments

Prior to 2016, we reported on two segments: Independent Bank and Mepco. However, given the significant reduction in the size of Mepco’s business and its relative immateriality, we have now eliminated any separate segment reporting on Mepco. Rather, we evaluate the operations of the organization as one single unit.

Financial Condition

This section contains discussions of our consolidated financial condition as of (1) September 30, 2017, as compared to December 31, 2016, and (2) December 31, 2016 as compared to December 31, 2015.

September 30, 2017 Compared to December 31,2016

Summary

Our total assets increased by $204.5 million during the first nine months of 2017. Loans, excluding loans held for sale (“Portfolio Loans”), totaled $1.94 billion at September 30, 2017, an increase of $328.8 million, or 20.4%, from December 31, 2016. (See “Portfolio Loans and asset quality.”)

Deposits totaled $2.34 billion at September 30, 2017, compared to $2.23 billion at December 31, 2016. The $118.0 million increase in total deposits during the period reflects growth in all categories, except time deposits, which declined by $41.3 million. The decline in time deposits primarily reflects maturities with one municipal customer, where we elected to allow the deposits to run-off rather than rebidding for these funds.

Securities

We maintain diversified securities portfolios, which include obligations of U.S. government-sponsored agencies, securities issued by states and political subdivisions, residential and commercial mortgage-backed securities, asset-backed securities, corporate securities, trust preferred securities and foreign government securities (that are denominated in U.S. dollars). We regularly evaluate asset/liability management needs and attempt to maintain a portfolio structure that provides sufficient liquidity and cash flow. Except as discussed below, we believe that the unrealized losses on securities available for sale are temporary in nature and are expected to be recovered within a reasonable time period. We believe that we have the ability to hold securities with unrealized losses to maturity or until such time as the unrealized losses reverse. (See “Asset/liability management.”)

SECURITIES

		Unrealized
	Amortized Cost	Gains	Losses	Fair Value
	(In thousands)
Securities available for sale
September 30, 2017	$545,672	$5,023	$1,830	$548,865
December 31, 2016	615,709	2,548	7,641	610,616

We adopted ASU 2017-08 during the first quarter of 2017 using a modified retrospective approach. As a result, the amortized cost of securities as of January 1, 2017 was adjusted lower by $0.46 million (see note #2).

Securities available for sale declined by $61.8 million during the first nine months of 2017 as these funds were utilized to support net Portfolio Loan growth. Our portfolio of securities available for sale is reviewed quarterly for impairment in value. In performing this review, management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) an assessment of whether we intend to sell, or it is more likely than not that we will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. For securities that do not meet these recovery criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. We recorded no impairment losses related to other than temporary impairment on securities available for sale in either the first nine months of 2017 or 2016.

Sales of securities were as follows (See “Non-interest income.”):

	Nine months ended September 30,
	2017	2016
	(In thousands)
Proceeds(1)	$9,594	$56,451
Gross gains	$125	$350
Gross losses	—	(52)
Net impairment charges	—	—
Fair value adjustments	(63)	4
Net gains	$62	$302
(1)	2017 includes $0.760 million for trades that did not settle until after September 30, 2017.

Portfolio Loans and Asset Quality

In addition to the communities served by our Bank branch and loan production office network, our principal lending markets also include nearby communities and metropolitan areas. Subject to established underwriting criteria, we also may participate in commercial lending transactions with certain non-affiliated banks and make whole loan purchases from other financial institutions.

The senior management and board of directors of our Bank retain authority and responsibility for credit decisions and we have adopted uniform underwriting standards. Our loan committee structure and the loan review process attempt to provide requisite controls and promote compliance with such established underwriting standards. However, there can be no assurance that our lending procedures and the use of uniform underwriting standards will prevent us from incurring significant credit losses in our lending activities.

We generally retain loans that may be profitably funded within established risk parameters. (See “Asset/liability management.”) As a result, we may hold adjustable-rate conventional and fixed rate jumbo mortgage loans as Portfolio Loans, while 15- and 30-year fixed-rate non-jumbo mortgage loans are generally sold to mitigate exposure to changes in interest rates. (See “Non-interest income.”) Due primarily to the expansion of our mortgage-banking activities and a change in mix in our mortgage loan originations, we are now originating and putting into Portfolio Loans more fixed rate mortgage loans than as compared to past periods. These fixed rate mortgage loans generally have terms from 15 to 30 years, do not have prepayment penalties and expose us to more interest rate risk. To date, our interest rate risk profile has not changed significantly. However, we are carefully monitoring this change in the composition of our Portfolio Loans and the impact of potential future changes in interest rates on our changes in market value of portfolio equity and changes in net interest income. (See “Asset/liability management.”). As a result, we have added and may continue to add some longer-term borrowings, may utilize derivatives (interest rate swaps and interest rate caps) to manage interest rate risk and may begin to attempt to sell fixed rate jumbo mortgage loans in the future.

NON-PERFORMING ASSETS(1)

	September 30, 2017	December 31, 2016
	(Dollars in thousands)
Non-accrual loans	$8,410	$13,364
Loans 90 days or more past due and still accruing interest	—	—
Total non-performing loans	8,410	13,364
Other real estate and repossessed assets	2,150	5,004
Total non-performing assets	$10,560	$18,368
As a percent of Portfolio Loans
Non-performing loans	0.43%	0.83%
Allowance for loan losses	1.11	1.26
Non-performing assets to total assets	0.38	0.72
Allowance for loan losses as a percent of non-performing loans	255.39	151.41
(1)	Excludes loans classified as “troubled debt restructured” that are not past due and vehicle service contract counterparty receivables, net.

Non-performing loans decreased by $5.0 million, or 37.1%, during the first nine months of 2017. This decline primarily reflects the pay-off or liquidation of non-performing commercial loans. In general, stable economic conditions in our market areas, as well as our collection and resolution efforts, have resulted in a downward trend in non-performing loans. However, we are still experiencing some loan defaults, particularly related to commercial loans secured by income-producing property and mortgage loans secured by resort/vacation property.

Non-performing loans exclude performing loans that are classified as troubled debt restructurings (“TDRs”). Performing TDRs totaled $63.2 million, or 3.3% of total Portfolio Loans, and $70.3 million, or 4.4% of total Portfolio Loans, at September 30, 2017 and December 31, 2016, respectively. The decrease in the amount of performing TDRs in the first nine months of 2017 primarily reflects pay-downs and payoffs. See Note #4 to the Condensed Consolidated Financial Statements for additional information on TDRs.

Other real estate and repossessed assets totaled $2.2 million at September 30, 2017, compared to $5.0 million at December 31, 2016. This decrease is primarily the result of the sale of a group of commercial properties in the second quarter of 2017.

We will place a loan that is 90 days or more past due on non-accrual, unless we believe the loan is both well secured and in the process of collection. Accordingly, we have determined that the collection of the accrued and unpaid interest on any loans that are 90 days or more past due and still accruing interest is probable.

The ratio of loan net charge-offs to average Portfolio Loans was a negative 0.03% (as a result of net recoveries) on an annualized basis in the first nine months of 2017 compared to a negative 0.08% in the first nine months of 2016. The $0.5 million decrease in total loan net recoveries is due to a decline in commercial loan net recoveries.

ALLOWANCE FOR LOAN LOSSES

	Nine months ended September 30,
	2017		2016
	Loans	Unfunded Commitments	Loans	Unfunded Commitments
	(Dollars in thousands)
Balance at beginning of period	$20,234	$650	$22,570	$652
Additions (deductions)
Provision for loan losses	806	—	(1,439)	—
Recoveries credited to allowance	2,998	—	3,623	—
Loans charged against the allowance	(2,560)	—	(2,711)	—
Additions included in non-interest expense	—	332	—	6
Balance at end of period	$21,478	$982	$22,043	$658
Net loans charged against the allowance to average Portfolio Loans	(0.03)%	(0.08)%

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	September 30, 2017	December 31, 2016
	(In thousands)
Specific allocations	$7,061	$9,152
Other adversely rated commercial loans	792	491
Historical loss allocations	6,540	4,929
Additional allocations based on subjective factors	7,085	5,662
Total	$21,478	$20,234

Some loans will not be repaid in full. Therefore, an allowance for loan losses (“AFLL”) is maintained at a level which represents our best estimate of losses incurred. In determining the AFLL and the related provision for loan losses, we consider four principal elements: (i) specific allocations based upon probable losses identified during the review of the loan portfolio, (ii) allocations established for other adversely rated commercial loans, (iii) allocations based principally on historical loan loss experience, and (iv) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolios.

The first AFLL element (specific allocations) reflects our estimate of probable incurred losses based upon our systematic review of specific loans. These estimates are based upon a number of factors, such as payment history, financial condition of the borrower, discounted collateral exposure and discounted cash flow analysis. Impaired commercial, mortgage and installment loans are allocated AFLL amounts using this first element. The second AFLL element (other adversely rated commercial loans) reflects the application of our commercial loan rating system. This rating system is similar to those employed by state and federal banking regulators. Commercial loans that are rated below a certain predetermined classification are assigned a loss allocation factor for each loan classification category that is based upon a historical analysis of both the probability of default and the expected loss rate (“loss given default”). The lower the rating assigned to a loan or category, the greater the allocation percentage that is applied. The third AFLL element (historical loss allocations) is determined by assigning allocations to higher rated (“non-watch credit”) commercial loans using a probability of default and loss given default similar to the second AFLL element and to homogenous mortgage and installment loan groups based upon borrower credit score and portfolio segment. For homogenous mortgage and installment loans a probability of default for each homogenous pool is calculated by way of credit score migration. Historical loss data for each homogenous pool coupled with the associated probability of default is utilized to calculate an expected loss allocation rate. The fourth AFLL element (additional allocations based on subjective factors) is based on factors that cannot be associated with a specific credit or loan category and reflects our attempt to ensure that the overall AFLL appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. We consider a number of subjective factors when determining this fourth element, including local and general economic business factors and trends, portfolio concentrations and changes in the size, mix and the general terms of the overall loan portfolio.

Increases in the AFLL are recorded by a provision for loan losses charged to expense. Although we periodically allocate portions of the AFLL to specific loans and loan portfolios, the entire AFLL is available for incurred losses. We generally charge-off commercial, homogenous residential mortgage and installment loans when they are deemed uncollectible or reach a predetermined number of days past due based on product, industry practice and other factors. Collection efforts may continue and recoveries may occur after a loan is charged against the AFLL.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

The allowance for loan losses increased $1.2 million to $21.5 million at September 30, 2017 from $20.2 million at December 31, 2016 and was equal to 1.11% of total Portfolio Loans at September 30, 2017 compared to 1.26% at December 31, 2016.

Three of the four components of the allowance for loan losses outlined above increased in the first nine months of 2017. The allowance for loan losses related to specific loans decreased $2.1 million in 2017 due primarily to a decline in the balance of individually impaired loans as well as charge-offs. In particular, we received a full payoff in March 2017 on a commercial loan that had a specific reserve of $1.2 million at December 31, 2016. The allowance for loan losses related to other adversely rated commercial loans increased $0.3 million in 2017 primarily due to an increase in the balance of such loans included in this component to $23.2 million at September 30, 2017 from $11.8 million at December 31, 2016. The allowance for loan losses related to historical losses increased $1.6 million during 2017 due principally to slight upward adjustments in our probability of default and expected loss rates for commercial loans, an additional component of approximately $0.6 million added for loans secured by commercial real estate due primarily to emerging risks in this sector (such as retail store closings and potential overdevelopment in certain markets) and loan growth. We also extended our historical lookback period to be more representative of the probability of default and account for infrequent migration events and extremely low levels of watch credits. The allowance for loan losses related to subjective factors increased $1.4 million during 2017 primarily due to loan growth.

By comparison, two of the four components of the allowance for loan losses outlined above declined in the first nine months of 2016. The allowance for loan losses related to specific loans decreased $0.6 million in 2016 due primarily to a $7.0 million decline in the balance of individually impaired loans as well as charge-offs. The allowance for loan losses related to other adversely rated commercial loans decreased $0.5 million in 2016 primarily due to a decrease in the balance of such loans included in this component to $13.8 million at September 30, 2016 from $27.8 million at December 31, 2015. The allowance for loan losses related to historical losses increased $0.3 million during 2016 due principally to loan growth. The allowance for loan losses related to subjective factors increased $0.3 million during 2016 also primarily due to overall growth of the loan portfolio.

Deposits and Borrowings

Historically, the loyalty of our customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers. However, we still face a significant amount of competition for deposits within many of the markets served by our branch network, which limits our ability to materially increase deposits without adversely impacting the weighted-average cost of core deposits.

To attract new core deposits, we have implemented various account acquisition strategies as well as branch staff sales training. Account acquisition initiatives have historically generated increases in customer relationships. Over the past several years, we have also expanded our treasury management products and services for commercial businesses and municipalities or other governmental units and have also increased our sales calling efforts in order to attract additional deposit relationships from these sectors. We view long-term core deposit growth as an important objective. Core deposits generally provide a more stable and lower cost source of funds than alternative sources such as short-term borrowings. (See “Liquidity and capital resources.”)

Deposits totaled $2.34 billion and $2.23 billion at September 30, 2017 and December 31, 2016, respectively. The $118.0 million increase in deposits in the first nine months of 2017 is due to growth in all categories of deposits, except time deposits. Reciprocal deposits totaled $49.1 million and $38.7 million at September 30, 2017 and December 31, 2016, respectively. These deposits represent demand, money market and time deposits from our customers that have been placed through Promontory Interfinancial Network’s Insured Cash Sweep ® service and Certificate of Deposit Account Registry Service ® . These services allow our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum. We also added

$87.6 million of brokered time deposits during the first nine months of 2017. This increase, replaced in part, the run-off of time deposits with one municipal customer as described earlier.

We cannot be sure that we will be able to maintain our current level of core deposits. In particular, those deposits that are uninsured may be susceptible to outflow. At September 30, 2017, we had approximately $557.9 million of uninsured deposits. A reduction in core deposits would likely increase our need to rely on wholesale funding sources.

We have also implemented strategies that incorporate using federal funds purchased, other borrowings and Brokered CDs to fund a portion of our interest-earning assets. The use of such alternate sources of funds supplements our core deposits and is also an integral part of our asset/liability management efforts.

Other borrowings, comprised almost entirely of advances from the Federal Home Loan Bank (the “FHLB”), totaled $72.8 million and $9.4 million at September 30, 2017 and December 31, 2016, respectively. The increase in other borrowings during the first nine months of 2017 was utilized to fund Portfolio Loan growth.

As described above, we utilize wholesale funding, including FHLB borrowings and Brokered CDs to augment our core deposits and fund a portion of our assets. At September 30, 2017, our use of such wholesale funding sources (including reciprocal deposits) amounted to approximately $212.5 million, or 8.8% of total funding (deposits and total borrowings, excluding subordinated debentures). Because wholesale funding sources are affected by general market conditions, the availability of such funding may be dependent on the confidence these sources have in our financial condition and operations. The continued availability to us of these funding sources is not certain, and Brokered CDs may be difficult for us to retain or replace at attractive rates as they mature. Our liquidity may be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available in the future at acceptable rates of interest or at all. Our financial performance could also be affected if we are unable to maintain our access to funding sources or if we are required to rely more heavily on more expensive funding sources. In such case, our net interest income and results of operations could be adversely affected.

We historically employed derivative financial instruments to manage our exposure to changes in interest rates. We discontinued the active use of derivative financial instruments during 2008. We began to again utilize interest-rate swaps in 2014, primarily relating to our commercial lending activities. During the first nine months of 2017 and 2016, we entered into $14.6 million and $23.0 million (aggregate notional amounts), respectively, of interest rate swaps with commercial loan customers, which were offset with interest rate swaps that the Bank entered into with a broker-dealer. We recorded $0.2 million and $0.4 million of fee income related to these transactions during the first nine months of 2017 and 2016, respectively. In September 2017 we also entered into a $15.0 million (notional amount) pay fixed interest rate swap that matures in September 2021. This fixed pay interest rate swap is hedging short-term Brokered CDs.

Liquidity and Capital Resources

Liquidity risk is the risk of being unable to timely meet obligations as they come due at a reasonable funding cost or without incurring unacceptable losses. Our liquidity management involves the measurement and monitoring of a variety of sources and uses of funds. Our Condensed Consolidated Statements of Cash Flows categorize these sources and uses into operating, investing and financing activities. We primarily focus our liquidity management on maintaining adequate levels of liquid assets (primarily funds on deposit with the FRB and certain securities available for sale) as well as developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for purchasing securities available for sale or originating Portfolio Loans as well as to be able to respond to unforeseen liquidity needs.

Our primary sources of funds include our deposit base, secured advances from the FHLB, federal funds purchased borrowing facilities with other commercial banks, and access to the capital markets (for Brokered CDs).

At September 30, 2017, we had $432.2 million of time deposits that mature in the next 12 months. Historically, a majority of these maturing time deposits are renewed by our customers. Additionally, $1.81 billion of our deposits at September 30, 2017, were in account types from which the customer could withdraw the funds on demand. Changes in the balances of deposits that can be withdrawn upon demand are usually predictable and the total balances of these accounts have generally grown or have been stable over time as a result of our marketing and promotional activities. However, there can be no assurance that historical patterns of renewing time deposits or overall growth or stability in deposits will continue in the future.

We have developed contingency funding plans that stress test our liquidity needs that may arise from certain events such as an adverse change in our financial metrics (for example, credit quality or regulatory capital ratios).

Our liquidity management also includes periodic monitoring that measures quick assets (defined generally as short-term assets with maturities less than 30 days and loans held for sale) to total assets, short-term liability dependence and basic surplus (defined as quick assets compared to short-term liabilities). Policy limits have been established for our various liquidity measurements and are monitored on a monthly basis. In addition, we also prepare cash flow forecasts that include a variety of different scenarios.

We believe that we currently have adequate liquidity at our Bank because of our cash and cash equivalents, our portfolio of securities available for sale, our access to secured advances from the FHLB, our ability to issue Brokered CDs and our improved financial metrics.

We also believe that the available cash on hand at the parent company (including time deposits) of approximately $23.4 million as of September 30, 2017 provides sufficient liquidity resources at the parent company to meet operating expenses, to make interest payments on the subordinated debentures and to pay a cash dividend on our common stock for the foreseeable future.

Effective management of capital resources is critical to our mission to create value for our shareholders. In addition to common stock, our capital structure also currently includes cumulative trust preferred securities.

CAPITALIZATION

	September 30, 2017	December 31, 2016
	(In thousands)
Subordinated debentures	$35,569	$35,569
Amount not qualifying as regulatory capital	(1,069)	(1,069)
Amount qualifying as regulatory capital	34,500	34,500
Shareholders’ equity
Common stock	324,607	323,745
Accumulated deficit	(53,240)	(65,657)
Accumulated other comprehensive loss	(3,657)	(9,108)
Total shareholders’ equity	267,710	248,980
Total capitalization	$302,210	$283,480

We currently have three special purpose entities with $34.5 million of outstanding cumulative trust preferred securities. These special purpose entities issued common securities and provided cash to our parent company that in turn issued subordinated debentures to these special purpose entities equal to the trust preferred securities and common securities. The subordinated debentures represent the sole asset of the special purpose entities. The common securities and subordinated debentures are included in our Condensed Consolidated Statements of Financial Condition.

The FRB has issued rules regarding trust preferred securities as a component of the Tier 1 capital of bank holding companies. The aggregate amount of trust preferred securities (and certain other capital elements) are limited to 25 percent of Tier 1 capital elements, net of goodwill (net of any associated deferred tax liability). The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital, subject to restrictions. At the parent company, all of these securities qualified as Tier 1 capital at September 30, 2017 and December 31, 2016. Although the Dodd-Frank Act further limited Tier 1 treatment for trust preferred securities, those new limits did not apply to our outstanding trust preferred securities. Further, the New Capital Rules grandfathered the treatment of our trust preferred securities as qualifying regulatory capital.

Common shareholders’ equity increased to $267.7 million at September 30, 2017 from $249.0 million at December 31, 2016 due primarily to our net income and a decline in our accumulated other comprehensive loss that were partially offset by dividends that we paid. Our tangible common equity (“TCE”) totaled $266.0 million and $247.0 million, respectively, at those same dates. Our ratio of TCE to tangible assets was 9.67% and 9.70% at September 30, 2017 and December 31, 2016, respectively. TCE and the ratio of TCE to tangible assets are non-GAAP measures. TCE represents total common equity less intangible assets.

On January 23, 2017, our Board of Directors authorized a share repurchase plan. Under the terms of the 2017 share repurchase plan, we are authorized to buy back up to 5% of our outstanding common stock. This repurchase plan is authorized to last through December 31, 2017. We did not repurchase any shares during the first nine months of 2017.

In October 2017 and 2016, our Board of Directors increased the quarterly cash dividend on our common stock to 12 cents and ten cents per share, respectively.

As of September 30, 2017 and December 31, 2016, our Bank (and holding company) continued to meet the requirements to be considered “well-capitalized” under federal regulatory standards (also see note #10 to the Condensed Consolidated Financial Statements included within this prospectus and proxy statement).

Asset/Liability Management

Interest-rate risk is created by differences in the cash flow characteristics of our assets and liabilities. Options embedded in certain financial instruments, including caps on adjustable-rate loans as well as borrowers’ rights to prepay fixed-rate loans, also create interest-rate risk.

Our asset/liability management efforts identify and evaluate opportunities to structure our statement of financial condition in a manner that is consistent with our mission to maintain profitable financial leverage within established risk parameters. We evaluate various opportunities and alternate asset/liability management strategies carefully and consider the likely impact on our risk profile as well as the anticipated contribution to earnings. The marginal cost of funds is a principal consideration in the implementation of our asset/liability management strategies, but such evaluations further consider interest-rate and liquidity risk as well as other pertinent factors. We have established parameters for interest-rate risk. We regularly monitor our interest-rate risk and report at least quarterly to our board of directors.

We employ simulation analyses to monitor our interest-rate risk profile and evaluate potential changes in our net interest income and market value of portfolio equity that result from changes in interest rates. The purpose of these simulations is to identify sources of interest-rate risk. The simulations do not anticipate any actions that we might initiate in response to changes in interest rates and, accordingly, the simulations do not provide a reliable forecast of anticipated results. The simulations are predicated on immediate, permanent and parallel shifts in interest rates and generally assume that current loan and deposit pricing relationships remain constant. The simulations further incorporate assumptions relating to changes in customer behavior, including changes in prepayment rates on certain assets and liabilities.

CHANGES IN MARKET VALUE OF PORTFOLIO EQUITY AND NET INTEREST INCOME

Change in Interest Rates	Market Value Of Portfolio Equity(1)	Percent Change	Net Interest Income(2)	Percent Change
	(Dollars in thousands)
September 30, 2017
200 basis point rise	$410,500	(0.02)%	$94,100	1.51%
100 basis point rise	415,900	1.29	94,000	1.40
Base-rate scenario	410,600	—	92,700	—
100 basis point decline	379,800	(7.50)	87,000	(6.15)

December 31, 2016
200 basis point rise	$427,400	6.90%	$84,800	6.94%
100 basis point rise	417,800	4.50	82,500	4.04
Base-rate scenario	399,800	—	79,300	—
100 basis point decline	366,000	(8.45)	73,500	(7.31)
(1)	Simulation analyses calculate the change in the net present value of our assets and liabilities, including debt and related financial derivative instruments, under parallel shifts in interest rates by discounting the estimated future cash flows using a market-based discount rate. Cash flow estimates incorporate anticipated changes in prepayment speeds and other embedded options.
(2)	Simulation analyses calculate the change in net interest income under immediate parallel shifts in interest rates over the next twelve months, based upon a static statement of financial condition, which includes debt and related financial derivative instruments, and do not consider loan fees.

Accounting Standards Update

See note #2 to the Condensed Consolidated Financial Statements included elsewhere in this prospectus and proxy statement for details on recently issued accounting pronouncements and their impact on our financial statements.

December 31, 2016 Compared to December 31, 2015

Summary

Our total assets increased to $2.55 billion at December 31, 2016, compared to $2.41 billion at December 31, 2015, primarily due to increases in securities available for sale and loans. Loans, excluding loans held for sale (“Portfolio Loans”), totaled $1.61 billion at December 31, 2016, an increase of 6.2% from $1.52 billion at December 31, 2015. (See “Portfolio Loans and asset quality”). Not included in Portfolio Loans at December 31, 2016 are $30.6 million of payment plan receivables and $0.8 million of commercial loans. These balances are included in “Payment plan receivables and other assets held for sale” in our December 31, 2016 Consolidated Statement of Financial Condition. They are classified as held for sale due to the pending sale of our Mepco payment plan business as described above under “Recent Developments.”

Deposits totaled $2.23 billion at December 31, 2016, compared to $2.09 billion at December 31, 2015. The increase in deposits during 2016 is primarily due to growth in checking, savings and time account balances.

Securities

We maintain diversified securities portfolios, which include obligations of U.S. government-sponsored agencies, securities issued by states and political subdivisions, residential and commercial mortgage-backed securities, asset-backed securities, corporate securities and trust preferred securities. We regularly evaluate asset/liability management needs and attempt to maintain a portfolio structure that provides sufficient liquidity and cash flow. Except as discussed below, we believe that the unrealized losses on securities available for sale are temporary in nature and are expected to be recovered within a reasonable time period. We believe that we have the ability to hold securities with unrealized losses to maturity or until such time as the unrealized losses reverse. (See “Asset/liability management.”)

Securities available for sale increased during 2016 due primarily to the purchase of asset-backed securities, securities issued by states and political subdivisions and corporate securities. The securities were purchased to utilize funds generated from the increase in total deposits. (See “Deposits and borrowings” and “Liquidity and capital resources.”)

Our portfolio of securities available for sale is reviewed quarterly for impairment in value. In performing this review, management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) an assessment of whether we intend to sell, or it is more likely than not that we will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. For securities that do not meet these recovery criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

We recorded net impairment losses related to other than temporary impairment on securities available for sale of zero, zero, and $0.009 million, in 2016, 2015 and 2014, respectively. The 2014 net other than temporary impairment charge was all related to private label residential mortgage-backed securities. In this instance, we believed that the decline in value was directly due to matters other than changes in interest rates, was not expected to be recovered within a reasonable timeframe based upon available information and was therefore other than temporary in nature. (See “Non-interest income” and “Asset/liability management.”)

SECURITIES

		Unrealized
	Amortized Cost	Gains	Losses	Fair Value
	(In thousands)
Securities available for sale
December 31, 2016	$615,709	$2,548	$7,641	$610,616
December 31, 2015	585,851	3,152	3,519	585,484

Portfolio Loans and Asset Quality

In addition to the communities served by our Bank branch network, our principal lending markets also include nearby communities and metropolitan areas. Subject to established underwriting criteria, we also may participate in commercial lending transactions with certain non-affiliated banks and make whole loan purchases from other financial institutions. In August 2016 and December 2015, we purchased $14.8 million and $32.6 million, respectively, of single-family residential fixed rate mortgage loans from other Michigan-based financial institutions. These mortgage loans were all on properties located in Michigan. At December 31, 2016, the remaining balance on these purchased mortgage loans was $38.9 million.

The senior management and board of directors of our Bank retain authority and responsibility for credit decisions and we have adopted uniform underwriting standards. Our loan committee structure and the loan review process attempt to provide requisite controls and promote compliance with such established underwriting standards. However, there can be no assurance that our lending procedures and the use of uniform underwriting standards will prevent us from incurring significant credit losses in our lending activities.

We generally retain loans that may be profitably funded within established risk parameters. (See “Asset/liability management.”) As a result, we may hold adjustable-rate conventional and fixed rate jumbo mortgage loans as Portfolio Loans, while 15- and 30-year, fixed-rate non-jumbo mortgage loans are generally sold to mitigate exposure to changes in interest rates. (See “Non-interest income.”)

LOAN PORTFOLIO COMPOSITION

	December 31,
	2016	2015
	(In thousands)
Real estate(1)
Residential first mortgages	$453,348	$432,215
Residential home equity and other junior mortgages	105,550	106,297
Construction and land development	77,287	62,629
Other(2)	525,748	498,706
Consumer	234,632	193,350
Commercial	206,607	180,424
Agricultural	5,076	6,830
Payment plan receivables(3)	—	34,599
Total loans	$1,608,248	$1,515,050
(1)	Includes both residential and non-residential commercial loans secured by real estate.
(2)	Includes loans secured by multi-family residential and non-farm, non-residential property.
(3)	Payment plan receivables were reclassified to held for sale at December 31, 2016. See “Recent Developments.”

Future growth of overall Portfolio Loans is dependent upon a number of competitive and economic factors. Further, it is our desire to reduce or restrict certain loan categories for risk management reasons.

NON-PERFORMING ASSETS(1)

	December 31,
	2016	2015	2014
	(Dollars in thousands)
Non-accrual loans	$13,364	$10,607	$15,231
Loans 90 days or more past due and still accruing interest	—	116	7
Total non-performing loans	13,364	10,723	15,238
Other real estate and repossessed assets	5,004	7,150	6,454
Total non-performing assets	$18,368	$17,873	$21,692
As a percent of Portfolio Loans
Non-performing loans	0.83%	0.71%	1.08%
Allowance for loan losses	1.26	1.49	1.84
Non-performing assets to total assets	0.72	0.74	0.96
Allowance for loan losses as a percent of non-performing loans	151.41	210.48	170.56
(1)	Excludes loans classified as “troubled debt restructured” that are performing and vehicle service contract counterparty receivables, net.

TROUBLED DEBT RESTRUCTURINGS

	December 31, 2016
	Commercial	Retail		Total
	(In thousands)
Performing TDR’s	$10,560	$59,726		$70,286
Non-performing TDR’s(1)	3,565	4,071	(2)	7,636
Total	$14,125	$63,797		$77,922
	December 31, 2015
	Commercial	Retail		Total
	(In thousands)
Performing TDR’s	$13,318	$68,194		$81,512
Non-performing TDR’s(1)	3,041	3,777	(2)	6,818
Total	$16,359	$71,971		$88,330
(1)	Included in non-performing loans table above.
(2)	Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.

Non-performing loans totaled $13.4 million, $10.7 million and $15.2 million at December 31, 2016, 2015 and 2014, respectively. The increase in 2016 as compared to 2015 is primarily due to the default of one commercial loan relationship and one mortgage loan relationship in the fourth quarter. The decline in 2015 as compared to 2014 is principally due to declines in non-performing commercial loans, residential mortgage loans and consumer loans. These declines reflected reduced levels of new loan defaults as well as loan charge-offs, pay-offs, negotiated transactions, and the migration of loans into other real estate. In general, improving economic conditions in our market areas, as well as our collection and resolution efforts, have resulted in modest levels of non-performing loans over the past three years. However, we are still experiencing some loan defaults, particularly related to commercial loans secured by income-producing property and mortgage loans secured by resort/vacation property.

Non-performing loans exclude performing loans that are classified as troubled debt restructurings (“TDRs”). Performing TDRs totaled $70.3 million, or 4.4% of total Portfolio Loans, and $81.5 million, or 5.4% of total Portfolio Loans, at December 31, 2016 and 2015, respectively. The decrease in the amount of performing TDRs during 2016 reflects declines in both commercial loan and retail loan TDRs.

Other real estate and repossessed assets totaled $5.0 million at December 31, 2016, compared to $7.2 million at December 31, 2015. The decrease in other real estate during 2016 primarily reflects the sale of properties during the year being in excess of the inward migration of new properties.

We will place a loan that is 90 days or more past due on non-accrual, unless we believe the loan is both well secured and in the process of collection. Accordingly, we have determined that the collection of the accrued and unpaid interest on any loans that are 90 days or more past due and still accruing interest is probable.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,
	2016	2015	2014
	(In thousands)
Specific allocations	$9,152	$10,983	$13,233
Other adversely rated commercial loans	491	1,053	761
Historical loss allocations	4,929	5,262	6,773
Additional allocations based on subjective factors	5,662	5,272	5,223
Total	$20,234	$22,570	$25,990

Some loans will not be repaid in full. Therefore, an allowance for loan losses (“AFLL”) is maintained at a level which represents our best estimate of losses incurred. In determining the AFLL and the related provision for loan losses, we consider four principal elements: (i) specific allocations based upon probable losses identified during the review of the loan portfolio, (ii) allocations established for other adversely rated commercial loans, (iii) allocations based principally on historical loan loss experience, and (iv) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolios.

The first AFLL element (specific allocations) reflects our estimate of probable incurred losses based upon our systematic review of specific loans. These estimates are based upon a number of factors, such as payment history, financial condition of the borrower, discounted collateral exposure and discounted cash flow analysis. Impaired commercial, mortgage and installment loans are allocated allowance amounts using this first element. The second AFLL element (other adversely rated commercial loans) reflects the application of our commercial loan rating system. This rating system is similar to those employed by state and federal banking regulators. Commercial loans that are rated below a certain predetermined classification are assigned a loss allocation factor for each loan classification category that is based upon a historical analysis of both the probability of default and the expected loss rate (“loss given default”). The lower the rating assigned to a loan or category, the greater the allocation percentage that is applied. The third AFLL element (historical loss allocations) is determined by assigning allocations to higher rated (“non-watch credit”) commercial loans using a probability of default and loss given default similar to the second AFLL element and to homogenous mortgage and installment loan groups based upon borrower credit score and portfolio segment. For homogenous mortgage and installment loans, a probability of default for each homogenous pool is calculated by way of credit score migration. Historical loss data for each homogenous pool coupled with the associated probability of default is utilized to calculate an expected loss allocation rate. The fourth AFLL element (additional allocations based on subjective factors) is based on factors that cannot be associated with a specific credit or loan category and reflects our attempt to ensure that the overall AFLL appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. We consider a number of subjective factors when determining this fourth element, including local and general economic business factors and trends, portfolio concentrations and changes in the size, mix and the general terms of the overall loan portfolio.

Increases in the AFLL are recorded by a provision for loan losses charged to expense. Although we periodically allocate portions of the AFLL to specific loans and loan portfolios, the entire AFLL is available for incurred losses. We generally charge-off commercial, homogenous residential mortgage and installment loans and payment plan receivables when they are deemed uncollectible or reach a predetermined number of days past due based on product, industry practice and other factors. Collection efforts may continue and recoveries may occur after a loan is charged against the AFLL.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

The AFLL decreased $2.3 million to $20.2 million at December 31, 2016 from $22.6 million at December 31, 2015 and was equal to 1.26% of total Portfolio Loans at December 31, 2016 compared to 1.49% at December 31, 2015. Three of the four components of the AFLL outlined above declined during 2016. The AFLL related to specific loans decreased $1.8 million in 2016 due primarily to a $9.3 million, or 10.4%, decline in the balance of individually impaired loans as well as charge-offs. The AFLL related to other adversely rated commercial loans decreased $0.6 million in 2016 as the total balance of such loans included in this component decreased to $11.8 million at December 31, 2016, from $27.8 million at December 31, 2015. The AFLL related to historical losses decreased $0.3 million during 2016 due principally to the use of a lower estimated probability of default for homogenous mortgage and installment loans (resulting from lower loan net charge-offs and reduced levels of new defaults on loans over the relevant measurement period). The AFLL related to subjective factors increased $0.4 million due primarily to Portfolio Loan growth.

Two of the four components of the AFLL outlined above declined during 2015. The AFLL related to specific loans decreased $2.3 million in 2015 due primarily to a $24.0 million, or 21.6%, decline in the balance of individually impaired loans as well as charge-offs. The AFLL related to other adversely rated commercial loans increased $0.3 million in 2015. Although the total balance of such loans included in this component decreased to $27.8 million at December 31, 2015, from $30.6 million at December 31, 2014, the allowance related to such loans increased slightly due to the use of higher loss given default rates. The AFLL related to historical losses decreased $1.5 million during 2015 due principally to the use of a lower estimated probability of default for homogenous mortgage and installment loans (resulting from lower loan net charge-offs and reduced levels of new defaults on loans). The AFLL related to subjective factors was relatively unchanged (increased by just $0.05 million during 2015).

ALLOWANCE FOR LOSSES ON LOANS AND UNFUNDED COMMITMENTS

	2016		2015		2014
	Loan Losses	Unfunded Commitments	Loan Losses	Unfunded Commitments	Loan Losses	Unfunded Commitments
	(Dollars in thousands)
Balance at beginning of year	$22,570	$652	$25,990	$539	$32,325	$508
Additions (deductions)
Provision for loan losses	(1,309)	—	(2,714)	—	(3,136)	—
Recoveries credited to allowance	4,619	—	5,022	—	7,420	—
Loans charged against the allowance	(5,587)	—	(5,728)	—	(10,619)	—
Reclassification to loans held for sale	(59)	—	—	—	—	—
Additions (deductions) included in non-interest expense	—	(2)	—	113	—	31
Balance at end of year	$20,234	$650	$22,570	$652	$25,990	$539
Net loans charged against the allowance to average Portfolio Loans	0.06%		0.05%		0.23%

The ratio of loan net charge-offs to average loans was 0.06% in 2016 (or $1.0 million) compared to 0.05% in 2015 (or $0.7 million) and 0.23% in 2014 (or $3.2 million). The slight increase in loan net charge-offs in 2016 as compared to 2015 were in mortgage loans and deposit overdrafts. The decrease in loan net charge-offs in 2015 as compared to 2014 occurred across all loan categories. This decrease primarily reflected reduced levels of non-performing loans and improvement in collateral liquidation values.

Vehicle service contract (“VSC”) counterparty receivables, net totaled $2.3 million and $7.2 million as of December 31, 2016 and 2015, respectively. These VSC counterparty receivables represent funds due to Mepco related to the cancellation of payment plan receivables. The $2.3 million balance at December 31, 2016 is not part of the Mepco assets being sold as described above in “Recent Developments.” In the past, we have had to initiate litigation against certain counterparties, including third party insurers, to collect amounts owed to Mepco as a result of those parties’ dispute of their contractual obligations to Mepco. During the first quarter of 2016, we settled our last significant remaining litigation matter with certain of Mepco’s counterparties. This settlement resulted in our receipt of a cash payment of $4.0 million on March 31, 2016. This settlement also resulted in our receipt of an interest-bearing promissory note from one of Mepco’s counterparties for $1.5 million with monthly payments scheduled over a five-year period beginning in May 2016. Due to the lack of any payment history and limited financial information on this counterparty, we established a full reserve on this promissory note. This reserve (representing the remaining balance on the note) totaled $1.3 million at December 31, 2016. Thus far, this counterparty has made all required monthly payments on the note. As a longer-term payment history is developed, we will continue to evaluate the need for all or any part of a reserve.

Deposits and Borrowings

Historically, the loyalty of our customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers. However, we still face a significant amount of competition for deposits within many of the markets served by our branch network, which limits our ability to materially increase deposits without adversely impacting the weighted-average cost of core deposits.

To attract new core deposits, we have implemented various account acquisition strategies as well as branch staff sales training. Account acquisition initiatives have historically generated increases in customer relationships. Over the past several years, we have also expanded our treasury management products and services for commercial businesses and municipalities or other governmental units and have also increased our sales calling efforts in order to attract additional deposit relationships from these sectors. We view long-term core deposit growth as an important objective. Core deposits generally provide a more stable and lower cost source of funds than alternative sources such as short-term borrowings. (See “Liquidity and capital resources.”)

Deposits totaled $2.23 billion and $2.09 billion at December 31, 2016 and 2015, respectively. The $139.8 million increase in deposits in 2016 is due to growth in checking, savings and time deposit account balances. Reciprocal deposits totaled $38.7 million and $50.2 million at December 31, 2016 and 2015, respectively. These deposits represent demand, money market and time deposits from our customers that have been placed through Promontory Interfinancial Network’s Insured Cash Sweep ® service and Certificate of Deposit Account Registry Service®. These services allow our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum.

We cannot be sure that we will be able to maintain our current level of core deposits. In particular, those deposits that are uninsured may be susceptible to outflow. At December 31, 2016, we had approximately $572.1 million of uninsured deposits. A reduction in core deposits would likely increase our need to rely on wholesale funding sources.

We have also implemented strategies that incorporate using federal funds purchased, other borrowings and Brokered CDs to fund a portion of our interest-earning assets. The use of such alternate sources of funds supplements our core deposits and is also a part of our asset/liability management efforts.

Other borrowings, comprised almost entirely of advances from the Federal Home Loan Bank (the “FHLB”), totaled $9.4 million and $12.0 million at December 31, 2016 and 2015, respectively.

As described above, we utilize wholesale funding, including FHLB borrowings and Brokered CDs to augment our core deposits and fund a portion of our assets. At December 31, 2016, our use of such wholesale funding sources (including reciprocal deposits) amounted to approximately $48.1 million, or 2.2% of total funding (deposits and total borrowings, excluding subordinated debentures). Because wholesale funding sources are affected by general market conditions, the availability of such funding may be dependent on the confidence these sources have in our financial condition and operations. The continued availability to us of these funding sources is not certain, and Brokered CDs may be difficult for us to retain or replace at attractive rates as they mature. Our liquidity may be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available in the future at acceptable rates of interest or at all. Our financial performance could also be affected if we are unable to maintain our access to funding sources or if we are required to rely more heavily on more expensive funding sources. In such case, our net interest income and results of operations could be adversely affected.

We historically employed derivative financial instruments to manage our exposure to changes in interest rates. We discontinued the active use of derivative financial instruments during 2008. We began to again utilize interest-rate swaps in 2014, relating to our commercial lending activities. During 2016, 2015 and 2014, we entered into $24.1 million, $24.3 million and $3.3 million (original aggregate notional amounts), respectively, of interest rate swaps with commercial loan customers, which were offset with interest rate swaps that the Bank entered into with a broker-dealer. We recorded $0.380 million, $0.412 million and $0.070 million of fee income related to these transactions during 2016, 2015 and 2014, respectively.

Liquidity and Capital Resources

Liquidity risk is the risk of being unable to timely meet obligations as they come due at a reasonable funding cost or without incurring unacceptable losses. Our liquidity management involves the measurement and monitoring of a variety of sources and uses of funds. Our Consolidated Statements of Cash Flows categorize these sources and uses into operating, investing and financing activities. We primarily focus our liquidity management on maintaining adequate levels of liquid assets (primarily funds on deposit with the FRB and certain investment securities) as well as developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for purchasing investment securities or originating Portfolio Loans as well as to be able to respond to unforeseen liquidity needs.

Our primary sources of funds include our deposit base, secured advances from the FHLB, a federal funds purchased borrowing facility with another commercial bank, and access to the capital markets (for Brokered CDs).

At December 31, 2016, we had $363.4 million of time deposits that mature in the next 12 months. Historically, a majority of these maturing time deposits are renewed by our customers. Additionally, $1.74 billion of our deposits at December 31, 2016, were in account types from which the customer could withdraw the funds on demand. Changes in the balances of deposits that can be withdrawn upon demand are usually predictable and the total balances of these accounts have generally grown or have been stable over time as a result of our marketing and promotional activities. However, there can be no assurance that historical patterns of renewing time deposits or overall growth or stability in deposits will continue in the future.

We have developed contingency funding plans that stress test our liquidity needs that may arise from certain events such as an adverse change in our financial metrics (for example, credit quality or regulatory capital ratios). Our liquidity management also includes periodic monitoring that measures quick assets (defined generally as short-term assets with maturities less than 30 days and loans held for sale) to total assets, short-term liability dependence and basic surplus (defined as quick assets compared to short-term liabilities). Policy limits have been established for our various liquidity measurements and are monitored on a monthly basis. In addition, we also prepare cash flow forecasts that include a variety of different scenarios.

We believe that we currently have adequate liquidity at our Bank because of our cash and cash equivalents, our portfolio of securities available for sale, our access to secured advances from the FHLB, our ability to issue Brokered CDs and our improved financial metrics.

We also believe that the available cash on hand at the parent company (including time deposits) of approximately $14.5 million as of December 31, 2016 provides sufficient liquidity resources at the parent company to meet operating expenses, to make interest payments on the subordinated debentures and to pay a cash dividend on our common stock for the foreseeable future.

In the normal course of business, we enter into certain contractual obligations. Such obligations include requirements to make future payments on debt and lease arrangements, contractual commitments for capital expenditures, and service contracts. The table below summarizes our significant contractual obligations at December 31, 2016.

CONTRACTUAL COMMITMENTS(1)

	1 Year or Less	1-3 Years	3-5 Years	After 5 Years	Total
	(In thousands)
Time deposit maturities	$363,382	$93,857	$27,026	$853	$485,118
FHLB advances	1,587	5,185	2,656	—	9,428
Subordinated debentures	—	—	—	35,569	35,569
Operating lease obligations	1,444	2,307	1,387	499	5,637
Purchase obligations(2)	1,757	3,514	2,196	—	7,467
Total	$368,170	$104,863	$33,265	$36,921	$543,219
(1)	Excludes approximately $0.5 million of accrued tax and interest relative to uncertain tax benefits due to the high degree of uncertainty as to when, or if, those amounts would be paid.
(2)	Includes contracts with a minimum annual payment of $1.0 million and are not cancellable within one year.

Effective management of capital resources is critical to our mission to create value for our shareholders. In addition to common stock, our capital structure also currently includes cumulative trust preferred securities.

CAPITALIZATION

	December 31,
	2016	2015
	(In thousands)
Subordinated debentures	$35,569	$35,569
Amount not qualifying as regulatory capital	(1,069)	(1,069)
Amount qualifying as regulatory capital	34,500	34,500
Shareholders’ equity
Common stock	323,745	339,462
Accumulated deficit	(65,657)	(82,334)
Accumulated other comprehensive loss	(9,108)	(6,036)
Total shareholders’ equity	248,980	251,092
Total capitalization	$283,480	$285,592

We currently have three special purpose entities that originally issued $39.5 million of cumulative trust preferred securities. These special purpose entities issued common securities and provided cash to our parent company that in turn issued subordinated debentures to these special purpose entities equal to the trust preferred securities and common securities. The subordinated debentures represent the sole asset of the special purpose entities. The common securities and subordinated debentures are included in our Consolidated Statements of Financial Condition.

On December 1, 2014, we purchased 5,000 shares of trust preferred securities (liquidation amount of $1,000 per security, representing a total of $5.0 million) that were issued by IBC Capital Finance IV. The trust preferred securities have been retired along with certain related common stock issued by IBC Capital Finance IV and subordinated debentures issued by us.

At both December 31, 2016 and 2015, we had $34.5 million of cumulative trust preferred securities remaining outstanding.

The Federal Reserve Board has issued rules regarding trust preferred securities as a component of the Tier 1 capital of bank holding companies. The aggregate amount of trust preferred securities (and certain other capital elements) are limited to 25 percent of Tier 1 capital elements, net of goodwill (net of any associated deferred tax liability). The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital, subject to restrictions. At the parent company, all of these securities qualified as Tier 1 capital at December 31, 2016 and 2015. Although the Dodd-Frank Act further limited Tier 1 treatment for trust preferred securities, those new limits did not apply to our outstanding trust preferred securities. Further, the New Capital Rules grandfathered the treatment of our trust preferred securities as qualifying regulatory capital.

Common shareholders’ equity decreased to $249.0 million at December 31, 2016 from $251.1 million at December 31, 2015 due primarily to share repurchases, dividends and an increase in our accumulated other comprehensive loss that was substantially offset by our net income in 2016. Our tangible common equity (“TCE”) totaled $247.0 million and $248.8 million, respectively, at those same dates. Our ratio of TCE to tangible assets was 9.70% and 10.34% at December 31, 2016 and 2015, respectively. TCE and the ratio of TCE to tangible assets are non-GAAP measures. TCE represents total common equity less intangible assets.

In January 2015 and 2016, our Board of Directors authorized share repurchase plans. Under the terms of these share repurchase plans, we were authorized to buy back up to 5% of our outstanding common stock (plus an additional $5.0 million for the 2016 plan). These repurchase plans expired on December 31, 2016 and 2015, respectively. During 2016, we repurchased 1,153,136 shares of our comment stock at an average price of $14.62 per share. During 2015, we repurchased 967,199 shares of our comment stock at an average price of $13.96 per share.

In January 2017, our Board of Directors authorized another share repurchase plan. Under the terms of the 2017 share repurchase plan, we are authorized to buy back up to 5% of our outstanding common stock. This repurchase plan is authorized to last through December 31, 2017.

We resumed a quarterly cash dividend on our common stock of six cents per share in May 2014 and continued to pay regular quarterly dividends at that amount through August 2015. In October 2016 and 2015, our Board of Directors increased the quarterly cash dividend on our common stock to ten cents and eight cents per share, respectively.

Because the Bank had negative “undivided profits” (i.e. a retained deficit) during 2014, 2015 and for the first quarter of 2016, under Michigan banking regulations, the Bank was not permitted to pay a dividend. However, we were able to request regulatory approval for a return of capital from the Bank to the parent company. During the first quarter of 2016, we requested regulatory approval for an $18.0 million return of capital from the Bank to the parent company. This return of capital request was approved by our banking regulators on February 24, 2016, and the Bank returned $18.0 million of capital to the parent company on February 25, 2016. Our banking regulators approved previous return of capital requests of $18.5 million and $15.0 million in 2015 and 2014, respectively. In the second quarter of 2016, the Bank returned to a positive retained earnings position. At December 31, 2016, the Bank had positive retained earnings of $9.9 million. In January 2017 and October 2016, the Bank paid $5.0 million dividends to the parent company. Also see note #20 to the Consolidated Financial Statements included within this prospectus and proxy statement.

As of December 31, 2016 and 2015, our Bank (and holding company) continued to meet the requirements to be considered “well-capitalized” under federal regulatory standards (also see note #20 to the Consolidated Financial Statements included within this prospectus and proxy statement).

Asset/Liability Management

Interest-rate risk is created by differences in the cash flow characteristics of our assets and liabilities. Options embedded in certain financial instruments, including caps on adjustable-rate loans as well as borrowers’ rights to prepay fixed-rate loans, also create interest-rate risk.

Our asset/liability management efforts identify and evaluate opportunities to structure our statement of financial condition in a manner that is consistent with our mission to maintain profitable financial leverage within established risk parameters. We evaluate various opportunities and alternate asset/liability management strategies carefully and consider the likely impact on our risk profile as well as the anticipated contribution to earnings. The marginal cost of funds is a principal consideration in the implementation of our asset/liability management strategies, but such evaluations further consider interest-rate and liquidity risk as well as other pertinent factors. We have established parameters for interest-rate risk. We regularly monitor our interest-rate risk and report at least quarterly to our board of directors.

We employ simulation analyses to monitor our interest-rate risk profile and evaluate potential changes in our net interest income and market value of portfolio equity that result from changes in interest rates. The purpose of these simulations is to identify sources of interest-rate risk inherent in our Consolidated Statement of Financial Condition. The simulations do not anticipate any actions that we might initiate in response to changes in interest rates and, accordingly, the simulations do not provide a reliable forecast of anticipated results. The simulations are predicated on immediate, permanent and parallel shifts in interest rates and generally assume that current loan and deposit pricing relationships remain constant. The simulations further incorporate assumptions relating to changes in customer behavior, including changes in prepayment rates on certain assets and liabilities.

CHANGES IN MARKET VALUE OF PORTFOLIO EQUITY AND NET INTEREST INCOME

Change in Interest Rates	Market Value of Portfolio Equity(1)	Percent Change	Net Interest Income(2)	Percent Change
	(Dollars in thousands)
December 31, 2016
200 basis point rise	$427,400	6.90%	$84,800	6.94%
100 basis point rise	417,800	4.50	82,500	4.04
Base-rate scenario	399,800	—	79,300	—
100 basis point decline	366,000	(8.45)	73,500	(7.31)

Change in Interest Rates	Market Value of Portfolio Equity(1)	Percent Change	Net Interest Income(2)	Percent Change
	(Dollars in thousands)
December 31, 2015
200 basis point rise	$419,600	8.42%	$80,700	6.32%
100 basis point rise	407,300	5.25	78,700	3.69
Base-rate scenario	387,000	—	75,900	—
100 basis point decline	356,500	(7.88)	72,000	(5.14)
(1)	Simulation analyses calculate the change in the net present value of our assets and liabilities, including debt and related financial derivative instruments, under parallel shifts in interest rates by discounting the estimated future cash flows using a market-based discount rate. Cash flow estimates incorporate anticipated changes in prepayment speeds and other embedded options.
(2)	Simulation analyses calculate the change in net interest income under immediate parallel shifts in interest rates over the next twelve months, based upon a static Consolidated Statement of Financial Condition, which includes debt and related financial derivative instruments, and do not consider loan fees.

Accounting Standards Update

See note #1 to the Consolidated Financial Statements included elsewhere in this prospectus and proxy statement for details on recently issued accounting pronouncements and their impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

See applicable disclosures set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under “Asset/Liability Management” on pages 83 and 111 above.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Accounting and reporting policies for the AFLL, originated mortgage loan servicing rights, and income taxes are deemed critical since they involve the use of estimates and require significant management judgments. Application of assumptions different than those that we have used could result in material changes in our financial position or results of operations.

Our methodology for determining the AFLL and related provision for loan losses is described above in “Portfolio Loans and asset quality.” In particular, this area of accounting requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan or other type of credit. It is extremely difficult to precisely measure the amount of probable incurred losses in our loan portfolio. We use a rigorous process to attempt to accurately quantify the necessary AFLL and related provision for loan losses, but there can be no assurance that our modeling process will successfully identify all of the probable incurred losses in our loan portfolio. As a result, we could record future provisions for loan losses that may be significantly different than the levels that we recorded in prior periods.

At September 30, 2017, December 31, 2016, and December 31, 2015, we had approximately $14.7 million, $13.7 million, and $12.4 million, respectively, of mortgage loan servicing rights capitalized on our Consolidated Statements of Financial Condition. There are several critical assumptions involved in establishing the value of this asset including estimated future prepayment speeds on the underlying mortgage loans, the interest rate used to discount the net cash flows from the mortgage loan servicing, the estimated amount of ancillary income that will be received in the future (such as late fees) and the estimated cost to service the mortgage loans. We believe the assumptions that we utilize in our valuation are reasonable based upon accepted industry practices for valuing mortgage loan servicing rights and represent neither the most conservative or aggressive assumptions. We recorded decreases in the valuation allowance on capitalized mortgage loan servicing rights of $1.0 million and $0.5 million in 2016 and 2015, respectively compared to an increase of $0.9 million in 2014. As of January 1, 2017, we elected the fair value measurement method for our mortgage loan servicing rights (in lieu of the amortization method). We will no longer record amortization of or impairment against capitalized mortgage loan servicing rights, rather we will now record capitalized mortgage loan servicing rights at fair value with subsequent changes in fair value recorded as an increase or decrease to mortgage loan servicing, net, in our Consolidated Statements of Operations. Please see

Note 2 to our Unaudited Consolidated Financial Statements starting on page F-1 for information about the impact of our adoption of this fair value method as of January 1, 2017 and Note 11 to those Unaudited Consolidated Financial Statements for information about the change in the fair value of our capitalized mortgage loan servicing rights during the nine months ended September 30, 2017.

Our accounting for income taxes involves the valuation of deferred tax assets and liabilities primarily associated with net operating loss carryforwards and differences in the timing of the recognition of revenues and expenses for financial reporting and tax purposes. At September 30, 2017, we had gross deferred tax assets of $30.3 million, gross deferred tax liabilities of $7.9 million and a valuation allowance of zero. This compares to gross deferred tax assets of $39.2 million, gross deferred tax liabilities of $5.3 million and a valuation allowance of $1.1 million at December 31, 2016. We assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at both September 30, 2017, and December 31, 2016, that the realization of substantially all of our deferred tax assets continues to be more likely than not.

Security Ownership of Certain Beneficial Owners and Management

As of February 5, 2018, no person was known by IBCP to be the beneficial owner of 5% or more of its common stock, except as follows:

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Outstanding(2)	Pro Forma Percent of Outstanding(3)
BlackRock, Inc.	1,888,063	8.78%	7.80%
55 East 52nd Street
New York, NY 10055
(1)	Based on information regarding the reporting person’s beneficial ownership as of December 31, 2017, as set forth in an amendment to Schedule 13G filed with the SEC on January 25, 2018 by BlackRock, Inc. (“BlackRock”). The Schedule 13G reports that the shares of common stock listed above are held of record by clients of BlackRock, in its capacity as investment adviser.
(2)	Percent of Outstanding is calculated based on an aggregate of 21,499,947 shares of IBCP common stock outstanding as of February 5, 2018.
(3)	Pro Forma Percent of Outstanding is calculated based on an aggregate of 24,211,053 shares of IBCP common stock outstanding, which is equal to 21,499,947 shares of IBCP common stock outstanding as of February 5, 2018, plus 2,711,106 shares of IBCP stock issuable in connection with the merger of TCSB into IBCP.

The following table sets forth the beneficial ownership of IBCP common stock by its “Named Executives” (listed in the Summary Compensation Table below) and by all IBCP directors and executive officers as a group as of February 5, 2018.

Name	Amount and Nature of Beneficial Ownership(1)(2)		Percent of Outstanding(3)	Pro Forma Percent of Outstanding(4)
William B. Kessel	115,683.54%			.48%
Robert N. Shuster	190,468	(5)	.89%	.79%
Stefanie M. Kimball	62,127.29%			.26%
Dennis J. Mack	46,818.22%			.19%
Patrick J. Ervin	5,147.02%			.02%
All executive officers and directors as a group (consisting of 18 persons)	1,130,769	(6)	5.25%	4.67%
(1)	In addition to shares held directly or under joint ownership with their spouses, beneficial ownership includes shares that are issuable under options exercisable within 60 days, and shares that are allocated to their accounts as participants in the ESOP.
(2)	Does not include shares that may be issued pursuant to performance unit shares granted to each Named Executive in January 2015, 2016 and 2017, as described under “Executive Compensation” below.
(3)	Percent of Outstanding is calculated based on an aggregate of 21,499,947 shares of IBCP common stock outstanding as of February 5, 2018.
(4)	Pro Forma Percent of Outstanding is calculated based on an aggregate of 24,211,053 shares of IBCP common stock outstanding, which is equal to 21,499,947 shares of IBCP common stock outstanding as of February 5, 2018, plus 2,711,106 shares of IBCP stock issuable in connection with the merger of TCSB into IBCP.

(5)	Includes 124,239 shares of outstanding common stock being held in trust for issuance to directors pursuant to our Deferred Compensation and Stock Purchase Plan for Non-employee Directors. See footnote (2) on page 126 below. As co-trustee, Mr. Shuster shares voting and investment power over these shares and is therefore deemed to beneficially own these shares for purposes of this table. He has no pecuniary interest in the shares.
(6)	Includes 11,098 shares held in a foundation that Mr. Missad has voting and investment power over.

Directors and Executive Officers

Directors

The following table lists the names, ages, positions and terms of office of all the directors of IBCP as of February 5, 2018. Under the terms of the merger agreement between IBCP and TCSB, IBCP has agreed to cause one director of TCSB to be added to the IBCP Board of Directors after the effective time of the merger. As of the date of this prospectus and proxy statement, the parties have not determined which TCSB director will join the IBCP Board.

	Amount and Nature of Beneficial Ownership(1)	Percent of Outstanding(2)	Beneficial Ownership (and percent) Including Certain Deferred Shares(3)	Pro Forma Percent of Outstanding(4)
Directors whose terms expire in 2020
Stephen L. Gulis, Jr. (age 60)	—	—	46,963	—
Mr. Gulis retired in 2008 as the Executive Vice President and President of Wolverine Worldwide Global Operations Group. He served as Executive Vice President, CFO and Treasurer of Wolverine Worldwide prior to his appointment as President, Global Operations. He became a director of IBCP in 2004. Mr. Gulis’ prior experience as a chief financial officer of a major corporation is an important skill set to have on the Board. In addition, his prior experience with a corporation that is subject to the reporting requirements of the Securities Exchange Act of 1934 is important to the Board.			(.22%)
Terry L. Haske (age 69)	33,179.15%		60,651.14%
Mr. Haske is a CPA and a retired Principal with Anderson, Tuckey, Bernhardt & Doran, P.C. since 2008. Prior to 2008 he was the President of Ricker & Haske, CPAs, and P.C. He became a director of IBCP in 1996. Mr. Haske’s experience and qualifications as a CPA, as well as his prior service as a director of the Company and as a director of other banking institutions, makes his service to the Board particularly important.			(.28%)
William B. Kessel (age 53)	115,683(5)	.54%	115,683.48%
Mr. Kessel serves as President and CEO of IBCP and Independent Bank. He became a director of IBCP on January 1, 2013. Prior to his appointment as CEO as of January 1, 2013, Mr. Kessel served as President since April 1, 2011, and as Chief Operating Officer from 2007 to 2011. He also served as President of Independent Bank (prior to the consolidation of our four bank charters) from 2004 to 2007. Prior to joining IBCP in 1994, Mr. Kessel worked for a regional certified public accounting firm in their financial institutions group. Mr. Kessel has over 29 years of service in the financial services industry. His positions with the Company and those experiences make him a particularly important component of the Board.
			(.54%)

	Amount and Nature of Beneficial Ownership(1)	Percent of Outstanding(2)	Beneficial Ownership (and percent) Including Certain Deferred Shares(3)	Pro Forma Percent of Outstanding(4)
Directors whose terms expire in 2019
William J. Boer (age 62)	29,561.14%		29,561.12%
Mr. Boer is President and Founder of Grey Dunes, an independent family office advisory firm in Grand Rapids, Michigan. He was appointed as a director of IBCP in 2012 and was elected as a director by our shareholders in 2013. From 1995 to 2005, Mr. Boer served as Vice President and Chief Operating Officer of RDV Corporation, the family office of the Richard M. DeVos family. Prior to joining RDV Corporation in 1995, Mr. Boer was President of Michigan National Bank, Grand Rapids, and from 1987 to 1993 was Vice President for Administration and Finance at Calvin College. Mr. Boer’s past banking experience, his investment advisory expertise, and his broad experience in executive leadership roles within a number of industries provides important skill sets to the IBCP Board.
			(.14%)
Joan A. Budden (age 56)	6,513.03%		13,474.03%
Ms. Budden has been a director since July 2015. She was named President & CEO of Priority Health in January 2016, one of Michigan’s largest health plans with over $3 billion in revenue. Ms. Budden accepted the position having served as Chief Marketing Officer for Priority Health since 2009. Ms. Budden’s responsibilities as Chief Marketing Officer included leading strategic positioning and profitable growth for Priority Health’s individual, group commercial and government markets. Ms. Budden has more than 25 years of health insurance experience. She has held a number of leadership and executive management positions in the health insurance industry that include leading the individual consumer division, project management office and corporate strategy departments for Blue Cross Blue Shield of Michigan prior to joining Priority Health. Ms. Budden’s experience in a highly competitive and regulated industry that is undergoing significant change as well as her marketing expertise and leadership skills make her an important part of the Board.
			(.06%)
Charles C. Van Loan (age 70)	43,499.20%		43,499.18%
Mr.Van Loan served as President and CEO of Independent Bank Corporation from 1993 until 2004 and as Executive Chairman during 2005. He retired on December 31, 2005. He first became a director in 1992. Mr. Van Loan has 38 years of experience in the financial services industry. Mr. Van Loan served as the Company’s CEO for over 10 years, which makes his input useful to the Board.			(.20%)

	Amount and Nature of Beneficial Ownership(1)	Percent of Outstanding(2)	Beneficial Ownership (and percent) Including Certain Deferred Shares(3)	Pro Forma Percent of Outstanding(4)
Michael J. Cok (age 56)	—	—	1,946	—
Mr. Cok joined the Board in June 2017. He is the Chief Operating Officer – Farmers Specialty, a division of Farmers Group, Inc., which manages the insurance operations of the Farmers Insurance Group of Exchanges (Farmers Insurance Exchange, Fire Insurance Exchange and Truck Insurance Exchange). He also serves as Vice President of Foremost Insurance Company, Grand Rapids, Michigan, and its subsidiaries, which are wholly- owned subsidiaries of the Exchanges. Farmers Group, Inc. is a wholly-owned subsidiary of the Zurich Insurance Group Ltd. family of insurance companies. Farmers Specialty provides a variety of specialty, personal lines insurance products throughout the United States. Mr. Cok is a certified public accountant and is active in a variety of charitable and civic organizations. Mr. Cok’s role as an executive of a large insurance company, his accounting background, and his community involvement make him a valuable addition to the Board.
			(.01%)
Directors whose terms expire in 2018
Christina L. Keller (age 36)	1,631.01%		1,631.01%
Ms. Keller was appointed to the Board on December 16, 2016. Since August 2016, Ms. Keller has served as the President of the Cascade Business Team (CBT) of Cascade Engineering (CE). CBT consists of four of CE’s nine business units. CE is a global manufacturing company based in Grand Rapids, Michigan. Prior to becoming President of CBT, Ms. Keller served in a variety of roles at CE since 2009. Her role as an executive of a global manufacturing company and her leadership skills provide an important resource to the Board and management.			(.01%)
Michael M. Magee, Jr. (age 61)	53,182.25%		53,182.22%
Mr. Magee is the Chairman of the Board of Directors. Prior to January 1, 2013, Mr. Magee was the Chief Executive Officer of IBCP since January 1, 2005, Executive Vice President and Chief Operating Officer since 2004 and prior to that he served as President and Chief Executive Officer of Independent Bank since 1993. He became a director of IBCP in 2005. Mr. Magee has over 33 years of service in the financial services industry and served as our Chief Executive Officer for 8 years. That position and those experiences make him a particularly important component of the Board, and his prior roles with the Company allow him to be particularly effective as Chairman of the Board.
			(.25%)

	Amount and Nature of Beneficial Ownership(1)	Percent of Outstanding(2)	Beneficial Ownership (and percent) Including Certain Deferred Shares(3)	Pro Forma Percent of Outstanding(4)
James E. McCarty (age 70)	22,413.10%		57,270.09%
Mr. McCarty became a director of IBCP in 2002 and currently serves as the lead independent director of the Board. He is the retired President of McCarty Communications (commercial printing). Mr. McCarty’s prior experience in a corporate leadership position and prior service as a director of a financial institution makes his service to the Board important.			(.27%)
Matthew J. Missad (age 57)	15,924(6)	.07%	21,316.07%
Mr. Missad has been a member of our board since October 28, 2014. Mr. Missad is the Chief Executive Officer of Universal Forest Products, Inc. (“UFP”), a position he has held since July, 2011. UFP is a $3 billion (revenue) supplier of wood, wood composite and other products to the retail, construction and industrial markets throughout North America. From 1996 to 2011, Mr. Missad served as Executive Vice President, General Counsel and Secretary of UFP. He also serves as a director of UFP. In the fall of 2015, Mr. Missad was listed in Fortune Magazine’s “Top 50 Corporate Leaders”. Mr. Missad’s experience as the chief executive officer of a publicly-held corporation, as well as a director of that corporation, provides a unique resource to the Board and management.
			(.10%)
(1)	Except as described in the following notes, each director owns the shares directly and has sole voting and investment power or shares voting and investment power with his or her spouse under joint ownership. The table includes shares of common stock that are issuable under options exercisable within 60 days.
(2)	Percent of Outstanding is calculated based on an aggregate of 21,499,947 shares of IBCP common stock outstanding as of February 5, 2018.
(3)	Certain of the IBCP directors have made elections to defer fees they received or will receive for service as a director and to have such fees paid to them in shares of IBCP common stock after their retirement from the Board. These elections were made pursuant to the terms of the Deferred Compensation and Stock Purchase Plan for Non-employee Directors described under “Director Compensation” below. Until such shares are issued to the director, the director does not have the right to vote or sell the shares, so the shares are not deemed “beneficially owned” by the director for purposes of this table. However, because these shares represent a material portion of certain directors’ investment in IBCP, they are presented in this additional column. As of February 5, 2018, a total of 124,239 of outstanding shares of IBCP common stock have been issued to, and are being held by, a trust to be issued to directors pursuant to the foregoing plan.
(4)	Pro Forma Percent of Outstanding is calculated based on an aggregate of 24,211,053 shares of IBCP common stock outstanding, which is equal to 21,499,947 shares of IBCP common stock outstanding as of February 5, 2018, plus 2,711,106 shares of IBCP stock issuable in connection with the merger of TCSB into IBCP.
(5)	Includes 4,761 shares allocated to Mr. Kessel’s account in the Independent Bank Corporation Employee Stock Ownership Plan (“ESOP”).
(6)	Includes 11,098 shares held in a foundation that Mr. Missad has voting and investment power over.

Executive Officers

IBCP’s executive officers are appointed annually by the Board of Directors at the meeting of directors preceding the Annual Meeting of Shareholders. There are no family relationships among these officers and/or IBCP’s directors nor any arrangement or understanding between any officer and any other person pursuant to which the officer was elected.

The following sets forth certain information with respect to IBCP’s executive officers as of February 5, 2018.

Name (Age)	Position	First elected as an executive officer
William B. Kessel (53)	President, Chief Executive Officer and Director(1)	2004

Robert N. Shuster (60)	Executive Vice President and Chief Financial Officer	1999

Stefanie M. Kimball (58)	Executive Vice President and Chief Risk Officer	2007

David C. Reglin (58)	Executive Vice President, Retail Banking	1998

Dennis J. Mack (56)	Executive Vice President and Chief Lending Officer(2)	2012

James J. Twarozynski (52)	Senior Vice President, Controller	2002

Larry R. Daniel (54)	Executive Vice President - Operations and Digital Banking(3)	2017

Patrick J. Ervin (52)	Executive Vice President - Mortgage Banking(4)	2017
(1)	Mr. Kessel assumed the role of President as of April 1, 2011, and assumed the roles of CEO and director starting January 1, 2013. Prior to being appointed President, Mr. Kessel was Executive Vice President and COO.
(2)	Prior to being named Executive Vice President and Chief Lending Officer in 2012, Mr. Mack was a Senior Vice President and commercial credit officer since 2009 and a Senior Vice President at Comerica Incorporated since 2001.
(3)	Mr. Daniel joined Independent Bank over 19 years ago as a commercial lender. Prior to being named Executive Vice President – Operations and Digital Banking in November 2017, he served as Senior Vice President of Retail and Mortgage Lending at Independent Bank, a position he held since 2012.
(4)	Mr. Ervin joined Independent Bank in August 2016, as Senior Vice President – Mortgage Banking. He was promoted to Executive Vice President – Mortgage Banking in November 2017. Prior to joining Independent Bank, Mr. Ervin served as Executive Managing Director Mortgage Banking and Servicing at Talmer Bank and Trust, a position he held since 2009.

Executive Compensation

When used in this “Executive Compensation” section, “we,” “us,” “our,” and similar terms refer to IBCP and its subsidiaries, as a whole.

Compensation Discussion and Analysis

Overview and Objectives

The primary objectives of our executive compensation program are to (1) attract and retain talented individuals, (2) motivate and reward executives for achieving our business goals, (3) align our executives’ incentives with our strategies and goals, as well as the creation of shareholder value, and (4) provide competitive compensation at a reasonable cost. Our executive compensation plans are designed to achieve these objectives.

As described in more detail below, our executive compensation program has three primary components: base salary; an annual cash incentive bonus; and long-term incentive compensation that is typically in the form of equity-based compensation. The compensation committee of our Board has not established policies or guidelines with respect to the specific mix or allocation of total compensation among base salary, annual incentive bonuses, and long-term compensation. However, the compensation committee believes that there should be an appropriate balance between the compensation components so as to promote and reward for performance but within reasonable risk parameters reflecting a longer-term perspective.

The compensation committee of the Board has utilized the services of third-party consultants from time to time to assist in the design of our executive compensation programs and render advice on compensation matters generally. The last external review of our executive compensation programs was performed in 2017 by Meridian Compensation Partners, LLC (“Meridian”). Meridian was retained by the Committee to review each element of our executive compensation program, including a review of (1) the overall competitiveness of our compensation program for executives, (2) our annual cash incentive program, and (3) our long-term incentive plan program. As part of its review, Meridian conducted a comparison of our compensation programs relative to a peer group of 19 regional financial institutions,1 as well as general market data on executive compensation rates and practices from a variety of third party sources. Based upon Meridian’s review and benchmarking, the Committee concluded that our compensation program for executive officers is generally competitive, as a result of which the Committee implemented only minor modifications to our executive compensation program, each of which is discussed in more detail below.

The foregoing discussion is intended to provide a background and context for the information that follows, regarding our existing compensation programs for those persons who served as our Named Executives during 2017, and to assist in understanding the information included in the executive compensation tables.

Components of Compensation

The principal components of compensation we pay to our executives consist of the following:

•	Base Salary;
•	Annual Cash Incentive; and
•	Long-Term Incentive Compensation, generally payable in the form of equity-based compensation.

Base Salary

Base salaries are established each year for our executive officers. None of our executive officers has a separate employment agreement. In determining base salaries, we consider a variety of factors including peer group compensation as well as an individual’s performance, experience, expertise, and tenure with the Company.

The compensation committee recommends the base salary for our President and CEO for consideration and approval by the full Board. The base salaries of other Named Executives are established by our CEO, with input from, and approval by, the compensation committee. In setting base salaries, our CEO considers peer group compensation, as well as the individual performance of each respective executive officer. For 2018 salaries, the Committee also reviewed and considered the benchmarking data compiled by Meridian, as discussed above.

The base salaries of our Named Executives for each of the last three years is set forth in the below Summary Compensation Table. Effective January 1, 2018, the Committee approved increases in the base salaries of each of the Named Executives (other than the CEO) in amounts ranging from 0% of base salaries to 2.5% of base salaries. The Board approved a 3.2% increase in Mr. Kessel’s base salary to $480,000, based upon the effectiveness of his leadership, the Company’s financial performance for 2017, and the number of important accomplishments of the Company during 2017.

Annual Cash Incentives

Annual cash incentives are payable under the terms of our Management Incentive Compensation Plan. This plan sets forth performance incentives that are designed to provide for annual cash awards that are payable if we meet or exceed the annual performance objectives established by our Board. Under this Plan, our Board may establish annual

[1]	The following financial institutions comprise the peer group entities in evaluating peer group compensation:
Community Trust Bancorp, Inc.	Horizon Bancorp
Peoples Bancorp Inc.	First Mid-Illinois Bancshares, Inc.
Mercantile Bank Corporation	MBT Financial Corp.
German American Bancorp, Inc.	West Bancorporation, Inc.
Old Second Bancorp, Inc.	MidwestOne Financial Group, Inc.
Macatawa Bank Corporation	Nicolet Bancshares, Inc.
Mutual First Financial, Inc.	CNB Financial Corporation
QCR Holdings, Inc.	United Community Financial Corp.
First Financial Corporation	Farmers National Banc Corp
S.Y. Bancorp, Inc.

performance levels as follows: (1) threshold represents the performance level of what must be achieved before any incentive awards are payable; (2) target performance is defined as a desired level of performance in view of all relevant factors, as described in more detail below; and (3) the maximum represents that which reflects outstanding performance. Target performance under this Plan is intended to provide for aggregate annual cash compensation (salary and bonus) that approximates peer level compensation. Threshold performance would result in earning 50 percent of the target incentive, target would be 100 percent, and maximum would be 200 percent, with compensation prorated between these award levels. Any awards under the Plan are payable in full following finalization of the Company’s financial results for the performance period.

2017. Under the terms of the 2017 Management Incentive Compensation Plan, management employees were eligible to receive incentive compensation based on the achievement of certain Company performance objectives (weighted at 60% to 80%) as well as predetermined individual goals (weighted at 20% to 40%). The target bonus levels were 50% of base salary for the CEO and 40% of base salary for the other Named Executives. Twenty percent of each Named Executive’s bonus under the plan is based upon the achievement of pre-established individual performance objectives; the balance is based upon the achievement of the Company performance objectives listed below, with earnings per share weighted at 32%, the efficiency ratio at 16%, and the other four objectives weighted at 8% each. No bonuses were payable under the 2017 plan unless the Company’s earnings per share equaled or exceeded $1.00. The Company’s 2017 performance goals were as follows:

	Earnings Per Share(1)	Efficiency Ratio	Non-Performing Assets to Total Assets	Net Loan Charge-offs to Average Total Loans	Loan Growth	Organic Deposit Growth
Threshold	$1.10	70%	0.70%	0.15%	7.5%	2.5%
Target	$1.20	68%	0.65%	0.10%	10.0%	5.0%
Maximum	$1.40	64%	0.50%	0.00%	15.0%	10.0%
(1)	Determined after giving effect to total incentive compensation expense for the year.

The Company exceeded (a) the target objective for per share net income ($1.22 per diluted share), (b) the threshold objective for the efficiency ratio (69.19%), (c) the maximum objective for non-performing assets (0.35% non-performing assets to total assets ratio), (d) the maximum objective for net loan charge-offs (-.06% net charge-offs to average total loans), and (e) the maxium objective for loan growth (25.53%), For 2017, the Company did not achieve the objective for organic deposit growth (1.43% growth). (In calculating actual 2017 earnings per share for these purposes, the $6.0 million non-recurring charge taken in the fourth quarter of 2017 as a result of the revaluation of the Company’s net deferred tax assets following the enactment of the Tax Cuts and Jobs Act was excluded.) Combined with the relative achievement of individual performance objectives, total incentive compensation for 2017, for all employees, was approximately $4.8 million. The amounts payable to each of our Named Executives under our 2017 Management Incentive Plan is set forth under the column “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

2018. In January 2018, the Committee and the Board approved the performance objectives for the 2018 Management Incentive Compensation Plan. The Committee believes that based upon the Company’s performance for 2017, the utilization of the performance metrics for that year prove beneficial. Also, the Committee believes that the utilization of consistent performance metrics is in the best interest of the Company in terms of achieving targeted performance.

The target bonus levels remain at 50% of base salary for the CEO and 40% of base salary for the other Named Executives. Twenty percent of each Named Executive’s bonus under the plan is based upon the achievement of pre-established individual performance objectives; the balance is based upon the achievement of the Company performance objectives listed below, with earnings per share weighted at 48%, the efficiency ratio, loan growth and deposit growth objectives weighted at 8% each, and the two asset quality metrics weighted at 4% each. No bonuses are payable under the 2018 plan unless the Company’s earnings per share equal or exceed $1.35.

	Earnings Per Share(1)	Efficiency Ratio	Non-Performing Assets to Total Assets	Net Loan Charge-offs to Average Total Loans	Loan Growth	Organic Deposit Growth
Threshold	$1.50	67.5%	0.60%	0.15%	7.5%	2.5%
Target	$1.60	65.0%	0.50%	0.10%	10.0%	5.0%
Maximum	$1.80	60.0%	0.30%	0.00%	15.0%	10.0%
(1)	Determined after giving effect to total incentive compensation expense for the year.

Long-Term Incentive Program

Our long-term compensation incentives are generally provided for under our Long-Term Incentive Plan (LTIP), which provides for the grant of a variety of stock-based compensation awards.

As a general practice, awards under the LTIP are recommended by the Committee, and approved by the Board, at the Board’s first meeting in each calendar year. Under the LTIP, the Committee has the authority to grant a wide variety of stock-based awards. The LTIP is intended to assist our executive officers in the achievement of our share ownership guidelines. Under these guidelines (1) our CEO is expected to own Company stock having a market value equal to at least three (3) times his base salary, (2) our executive vice presidents are to own stock having a market value of at least twice their respective base salaries, and (3) our senior vice presidents are to own stock having a market value of not less than 50 percent of their respective base salaries. Once these guidelines are achieved, the failure to maintain the guidelines due to decreases in the market value of our common stock does not mandate additional purchases; rather, further sales of our common stock are prohibited until the employee again reaches the required level of ownership. These guidelines apply ratably over a 5-year period following the date of hire or promotion to one of these positions. The Company’s Insider Trading Policy prohibits the Company’s executive officers, as well as the Company’s directors, from pledging the Company’s securities as collateral for loans or engaging in hedging transactions or purchasing financial instruments that are designed to hedge or offset any decrease in the market value of the Company’s securities.

For 2017, the Committee recommended and the Board approved, the grant of restricted stock awards and performance unit awards to the Named Executives under our LTIP, in the following amounts:

Named Executive	Number of Shares of Restricted Stock(1)	Number of Performance Units
William B. Kessel	5,442	5,442
Robert N. Shuster	2,416	2,416
Stephanie M. Kimball	2,358	2,358
Dennis J. Mack	2,358	2,358
Patrick J. Ervin	0	0
(1)	The market price of our common stock was $20.90 on the date of grant.

For 2018, the Committee recommended and the Board approved, the grant of restricted stock awards and performance unit awards to the Named Executives under our LTIP, in the following amounts:

Named Executive	Number of Shares of Restricted Stock (1)	Number of Performance Shares
William B. Kessel	4,936	4,936
Robert N. Shuster	2,216	2,216
Stephanie M. Kimball	2,148	2,148
Dennis J. Mack	2,148	2,148
Patrick J. Ervin	1,974	1,974
(1)	The market price of our common stock was $23.55 on the date of grant.

The value of the awards was based on a target rate of 50% of 2017 base salary for our CEO and 40% of 2017 base salary for the other Named Executives. The shares of restricted stock granted in 2017 and 2018 cliff vest after three years. The number of shares that may be issued for each performance share will be determined at the end of the three-year performance period, based upon the total shareholder return (TSR) of the Company’s common stock relative to the TSR of the financial institutions that comprise the SNL US Bank $1 billion to $5 billion Index. The actual number of shares issuable is based upon the product of (1) the number of target shares that are subject to the award, and (2) the earn out percentage, based upon the following (with straight line interpolation between the performance levels):

Company TSR Relative to Peer Group Index	Earn out Percentage
2 times or more	200%
1.5 times Index	150%
Equal to Index	100%
.5 times Index	50%
Below .5 times Index	0%

Severance and Change in Control Payments

The Company has in place Management Continuity Agreements for each of our executive officers. These agreements provide severance benefits if an individual’s employment is terminated within 36 months after a change in control or within six months before a change in control and if the individual’s employment is terminated or constructively terminated in contemplation of a change in control for three years thereafter. For purposes of these agreements, a “change in control” is defined to mean any occurrence reportable as such in a proxy statement under applicable rules of the SEC, and would include, without limitation, the acquisition of beneficial ownership of 20 percent or more of our voting securities by any person, certain extraordinary changes in the composition of our Board, or a merger or consolidation in which we are not the surviving entity, or our sale or liquidation.

Severance benefits are not payable if an individual’s employment is terminated for cause, employment terminates due to an individual’s death or disability, or the individual resigns without “good reason.” An individual may resign with “good reason” after a change in control and receive his or her severance benefits if an individual’s salary or bonus is reduced, his or her duties and responsibilities are inconsistent with his or her prior position, or there is a material, adverse change in the terms or conditions of the individual’s employment. The agreements are for self-renewing terms of three years unless we elect not to renew the agreement. The agreements are automatically extended for a three-year term from the date of a change in control. These agreements provide for a severance benefit in a lump sum payment equal to 18 months to three years’ salary and bonus and a continuation of benefits’ coverage for 18 months to three years. These benefits are limited, however, to one dollar less than three times an executive’s “base amount” compensation as defined in Section 280G of the Internal Revenue Code of 1986, as amended.

Other Benefits

We believe that other components of our compensation program, which are generally provided to other full-time employees, are an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, such as medical, group life, and accidental death and dismemberment insurance and our 401(k) Plan, and in each case on the same basis as other employees and are also entitled to the use of Company owned or leased vehicles and reimbursement of certain club dues. We also maintain an ESOP that provides substantially all full-time employees with an equity interest in our Company. Contributions to the ESOP are determined annually and are subject to the approval of our Board. For the year ended December 31, 2017, the Company contributed an amount equal to two percent (2%) of eligible employee compensation to this plan.

Perquisites

Our Board and compensation committee regularly reviews the perquisites offered to our executive officers. The Committee believes that the cost of such perquisites is relatively minimal.

Clawback Policy

Our Board has adopted a Clawback Policy that allows the Company to recoup or otherwise recover certain incentive compensation paid to the Company’s executive officers in the event of a restatement of the Company’s financial statements or certain improper conduct by those officers.

CEO Pay Ratio

For 2017, the ratio of the median of the annual total compensation of all of our employees excluding our CEO ($39,560) to the annual total compensation of our CEO ($993,620) was 1:25.1. The compensation of our median employee was determined by (1) calculating the annual total compensation for all of our employees as of December 31, 2017 (the “Determination Date”), (2) ranking the annual total compensation of all employees (except our CEO) from lowest to highest (which comprised a total of 898 employees), and (3) selecting the employee that ranked as the median (449 on the list of 898). We included all of our full-time and part-time employees as of the Determination Date and annualized the total compensation for those full-time and part-time employees who were employed by us for less than one year as of the Determination Date. Total annual compensation includes each element of compensation listed in the Summary Compensation Table below, based upon our tax reporting requirement (W-2 wages) and including the Company’s matching contribution to our 401(k) plan as well as Company contributions to our Employee Stock Ownership Plan.

Summary Compensation Table

The following table shows certain information regarding the compensation for our Chief Executive Officer, Chief Financial Officer, and the three most highly compensated executive officers other than our CEO and CFO for the last three fiscal years (the “Named Executives”).

Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Totals
William B. Kessel President and Chief Executive Officer	2017	$465,000	$230,523	$266,079	$32,018	$993,620
	2016	455,000	227,584	220,000	35,185	937,769
	2015	435,000	227,807	212,000	28,638	903,445

Robert N. Shuster Executive Vice President and Chief Financial Officer	2017	261,000	102,342	126,655	30,723	517,720
	2016	252,500	103,171	100,108	32,671	488,450
	2015	246,471	103,242	94,000	29,870	473,583

Patrick J. Ervin(5) Executive Vice President - Mortgage Banking	2017	212,596	21,124	69,579	262,635	565,934

Stephanie M. Kimball Executive Vice President - Chief Risk Officer	2017	253,000	99,885	134,033	26,355	513,273
	2016	246,500	100,859	100,951	23,246	471,556
	2015	241,008	100,962	96,700	17,525	456,195

Dennis J. Mack Executive Vice President - Chief Lending Officer	2017	253,000	99,927	120,054	24,307	497,288
	2016	246,600	100,362	91,128	20,947	459,037
	2015	239,761	100,431	92,500	23,187	455,879
(1)	Includes elective deferrals by employees pursuant to Section 401(k) of the Internal Revenue Code.
(2)	The amounts set forth in this column represent the aggregate fair value of awards as of the grant date, computed in accordance with FASB ASC topic 718, “Compensation - Stock Compensation−”. The assumptions used in calculating these award amounts are set forth in Note 14, of the Company’s 2017 Annual Report.
(3)	The amounts set forth in this column for 2017 represent cash bonuses paid to the Named Executives on February 9, 2018, under the terms of the Company's Management Incentive Compensation Plan for the annual period ended December 31, 2017. The amounts set forth in this column for 2016 represent cash bonuses paid to the Named Executives on February 10, 2017, under the terms of the Company’s Management Incentive Compensation Plan for the annual period ended December 31, 2016. The amounts set forth in this column for 2015 represent cash bonuses paid to the Named Executives on January 29, 2016, under the terms of the Company’s Management Incentive Compensation Plan for the annual period ended December 31, 2015.
(4)	The amounts set forth in this column include our contributions to the ESOP (subject to certain age and service requirements, all employees are eligible to participate in the ESOP), matching contributions to qualified defined contribution plans, IRS determined personal use of company owned automobiles, dividends on restricted stock, and country club and other social club dues. Other compensation for Mr. Ervin includes $260,000 paid to him in connection with the settlement of a dispute with his former employer, a portion of which was reimbursed to us by such former employer.
(5)	Mr. Ervin began employment with us in August 2016, as Senior Vice President − Mortgage Banking. He was promoted to Executive Vice President − Mortgage Banking in November 2017.

Grants of Plan-Based Awards

The table below shows the grant of all awards to all of our Named Executives in 2017 pursuant to our compensation plans.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock and Option Awards($)(4)
		Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #
William B. Kessel	01/24/17	116,250	232,500	465,000					—
	01/24/17				—	5,442	10,884		116,785
	01/24/17							5,442	113,738

Robert N. Shuster	01/24/17	52,200	104,400	208,800					—
	01/24/17				—	2,416	4,832		51,847
	01/24/17							2,416	50,494

Patrick J. Ervin	01/24/17	42,519	85,038	170,077
	01/24/17				—	251	502		5,386
	01/24/17							753	15,738

Stephanie M. Kimball	01/24/17	50,600	101,200	202,400					—
	01/24/17				—	2,358	4,716		50,603
	01/24/17							2,358	49,282

Dennis J. Mack	01/24/17	50,600	101,200	202,400					—
	01/24/17				—	2,359	4,718		50,624
	01/24/17							2,359	49,303
(1)	The amounts in these three columns relate to grants made to the Named Executives in January 2017 pursuant to the 2017 Management Incentive Compensation Plan, an annual cash incentive plan. These awards were payable based on various objectives to be achieved during 2017, as discussed under “Compensation Discussion and Analysis - Annual Cash Incentives” above. The amounts in the “Threshold” column reflect the minimum amounts payable to each NEO if threshold performance was achieved for each of the performance metrics under this incentive plan. There were no minimum amounts payable pursuant to these awards; the amounts in the “Maximum” column reflect the maximum amounts payable pursuant to these awards; and the amounts in the “Target” column represent the target bonus amount. In January 2018, the actual amounts payable to the Named Executives pursuant to these awards were determined and paid as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.
(2)	The amounts in these three columns reflect the grant of performance share units pursuant to our Long-Term Incentive Plan. The performance share units represent shares of the Company’s common stock and are issuable to participants at the end of the three-year performance period beginning on the date that the performance share units are granted. The number of performance shares reflects the number of shares of common stock that may be issued if certain Total Shareholders Return (TSR) goals are met. The total number of shares which finally vest may vary from zero to 200% of the target amount, depending upon the Company’s performance relative to the established TSR goals. (See Compensation Discussion and Analysis above).
(3)	The amounts in this column represent grants of restricted stock made pursuant to our Long-Term Incentive Plan. These shares of restricted stock will cliff vest after three years.
(4)	Aggregate grant date values are computed in accordance with FASB ASC Topic 718. For performance share units, the grant date fair value was determined based upon the vesting of 100% of the target shares awarded.

Outstanding Equity Awards at Fiscal Year-End

This table shows the option and restricted stock awards that were outstanding as of December 31, 2017. The table shows both exercisable and unexercisable options, as well as shares of restricted stock, restricted stock units, and performance share units that have not yet vested, all of which were granted under our Long-Term Incentive Plan.

						Stock Awards
								Equity Incentive Plan Awards:
		Option Awards				Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)	Number of Unearned Shares or Units of Stock That Have Not Vested(3)	Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested(3)
	Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date
Name		Exercisable	Unexercisable
William B. Kessel	01/30/09	1,824	—	$15.90	01/30/19
	01/22/15					8,590	191,987
	01/22/15							8,590	191,987
	01/21/16					7,778	173,838
	01/21/16							7,778	173,838
	01/24/17					5,442	121,629
	01/24/17							5,442	121,629

Robert N. Shuster	01/30/09	1,856	—	15.90	01/30/19
	01/22/15					3,893	87,009
	01/22/15							3,893	87,009
	01/21/16					3,526	78,806
	01/21/16							3,526	78,806
	01/24/17					2,416	53,998
	01/24/17							2,416	53,998

Patrick J. Ervin	08/29/16							10,000	223,500
	08/29/16							10,000	223,500
	01/24/17					753	16,830
	01/24/17							251	5,610

Stephanie M. Kimball	01/30/09	1,824	—	15.90	01/30/19
	01/22/15					3,807	85,086
	01/22/15							3,807	85,086
	01/21/16					3,447	77,040
	01/21/16							3,447	77,040
	01/24/17					2,358	52,701
	01/24/17							2,358	52,701

						Stock Awards
								Equity Incentive Plan Awards:
		Option Awards				Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)	Number of Unearned Shares or Units of Stock That Have Not Vested(3)	Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested(3)
	Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date
Name		Exercisable	Unexercisable
Dennis J. Mack	06/28/11	3,500	—	1.92	06/28/21
	01/22/15					3,787	84,639
	01/22/15							3,787	84,639
	01/21/16					3,430	76,661
	01/21/16							3,430	76,661
(1)	The shares of restricted stock granted in 2015, 2016 and 2017 cliff vest in three years from the date of grant. The number of shares shown in this column reflect the number of units or shares originally granted as well as credited dividends through the end of calendar year 2017.
(2)	The market value of the shares of restricted stock or restricted stock units that have not vested is based on the closing price of our common stock as of December 29, 2017, which was $22.35.
(3)	The number of shares that may be issued under our performance share unit awards depends upon the achievement of certain TSR goals determined as of the third anniversary of the grant date. The number and value of the awards reflect the target level of performance unit shares granted.

Option Exercises and Stock Vested

The following table reflects the number of shares of restricted stock previously awarded to the Named Executives that vested during 2017. No options were exercised by the Named Executives in 2017.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
William B. Kessel	—	—	10,262	$216,015
Robert N. Shuster	—	—	4,838	101,840
Patrick Ervin	—	—	5,000	101,250
Stephanie M. Kimball	—	—	4,730	99,567
Dennis J. Mack	—	—	4,660	98,093
(1)	Represents the fair market value of shares of restricted stock as of the date of vesting.

Other Potential Post-Employment Payments

The Company has entered into a Management Continuity Agreement with each of the Named Executives that provides for certain severance compensation and other benefits if the executive is terminated in connection with a change in control of the Company under the circumstances described in the agreement. These agreements are described under “Severance and Change in Control Payments” in the Compensation Discussion and Analysis above. The following table reflects the estimated value of the severance payment and benefits that would be payable to each Named Executive pursuant to his or her Management Continuity Agreement if his or her employment was terminated on December 30, 2017 in connection with a change in control of the Company and otherwise in a manner that triggered the application of the agreement (e.g., was not a termination for cause or a resignation with “good reason”).

Executive Name	Estimated Liability for Severance Payments & Benefit Amounts Under Continuity Agreements	(1) Payment Limitation Based on IRS Section 280G Limitation on Severance Amounts
William B. Kessel	$2,239,403	$2,768,799
Robert N. Shuster	1,180,809	1,547,295
Patrick Ervin	924,864	1,174,528
Stephanie M. Kimball	1,198,306	1,522,286
Dennis J. Mack	1,137,704	1,306,294
(1)	The total amounts that may be payable under the Management Continuity Agreements are subject to and limited by Internal Revenue Service Section 280G. This column indicates the estimated payout based on IRS limitations.

Director Compensation

For 2017, the annual retainer paid to non-employee directors was $57,000.

In addition, additional retainers of $15,000, $8,000, $6,000, and $6,000 were paid during 2017 to the chair of the Board and the chairpersons of the Board’s audit committee, compensation committee, and nominating and corporate governance committee, respectively. No fees (beyond the retainers described above) are payable for attendance at either Board or committee meetings.

Pursuant to IBCP’s Long-Term Incentive Plan, the compensation committee may grant options to purchase shares of IBCP common stock to each non-employee director. No such stock options were granted during 2017. To date, no such options have been approved or granted in 2018.

Under IBCP’s Corporate Governance Principles, half of the combined retainer for directors is payable in cash and the other half is payable under the Deferred Compensation and Stock Purchase Plan for Non-employee Directors (the “Purchase Plan”) described below until that director achieves the required share ownership under IBCP’s share ownership guidelines. Once a director achieves the requisite level of share ownership under those guidelines, each director then has the choice of receiving his or her director compensation in cash or in deferred share units under the Purchase Plan, at his or her discretion.

The Purchase Plan provides that non-employee directors may defer payment of all or a part of their director fees (“Fees”) or receive shares of common stock in lieu of cash payment of Fees. Under the Purchase Plan, each non-employee director may elect to participate in a Current Stock Purchase Account, a Deferred Cash Investment Account or a Deferred Stock Account.

A Current Stock Purchase Account is credited with shares of IBCP common stock having a fair market value equal to the Fees otherwise payable. A Deferred Cash Investment Account is credited with an amount equal to the Fees deferred and on each quarterly credit date with an appreciation factor that may not exceed the prime rate of interest charged by Independent Bank. A Deferred Stock Account is credited with the amount of Fees deferred and converted into stock units based on the fair market value of IBCP common stock at the time of the deferral. Amounts in the Deferred Stock Account are credited with cash dividends and other distributions on IBCP common stock. Fees credited to a Deferred Cash Investment Account or a Deferred Stock Account are deferred for income tax purposes. The Purchase Plan does not provide for distributions of amounts deferred prior to a participant’s termination as a non-employee director. Participants may generally elect either a lump sum or installment distributions.

Director Compensation — 2017

Name	Fees Earned or Paid in		Total
	Cash(1)(2)	Stock(1)(2)
William J. Boer(3)	$31,500	$31,500	$63,000
Joan A. Budden(4)	—	60,000	60,000
Stephen L. Gulis(5)	65,000	—	65,000
Terry L. Haske	57,000	—	57,000
Christina L. Keller	28,500	28,500	57,000
Michael M. Magee(6)	72,000	—	72,000
James E. McCarty(7)	60,000	—	60,000
Matthew J. Missad	28,500	28,500	57,000
Charles C. Van Loan	57,000	—	57,000
Michael J. Cok	—	28,500	28,500
	$399,500	$177,000	$576,500
(1)	For 2016, fees were paid in the form of cash and the Company’s common stock, as described above. No stock options were awarded to the Board during 2016.
(2)	Mr. Kessel, our President and CEO, receives no additional compensation for his service as director. All compensation paid to Mr. Kessel for 2017 is reported in the Summary Compensation Table above.
(3)	Includes additional retainer for service as chairperson of the nominating and corporate governance committee during 2017.
(4)	Includes additional retainer for services as chairperson of the compensation committee for the second half of 2017.
(5)	Includes additional retainer for service as chairperson of the audit committee.
(6)	Includes additional fee for service as chairperson of the board.
(7)	Includes additional retainer for service as chairperson of the compensation committee for the first half of 2017.
(8)	Mr. Cok was appointed to the Board on June 28, 2017.

Compensation Committee Interlocks and Insider Participation

Mr. Van Loan, who previously served as CEO of IBCP from 1993 through 2004, served on the compensation committee of the Board until January 2017. In 2017, there did not exist any relationships involving IBCP’s executive officers that require disclosure under Item 407(e)(4) of Regulation S-K.

Transactions with Related Persons

Various of IBCP’s directors, executive officers, and their associates are customers of, and had transactions with, Independent Bank in the ordinary course of business. All loans and commitments included in such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to IBCP or the bank and do not involve more than a normal risk of collectability or present other unfavorable features. Such loans totaled $2,571,000 at December 31, 2017, equal to 1.0% of IBCP’s shareholders’ equity.

Director Independence

As required by IBCP’s Corporate Governance Principles, the IBCP Board has determined that each of the following directors qualifies as an “Independent Director”, as such term is defined in The NASDAQ Stock Market Listing Rule 5605(a)(2): William J. Boer, Joan A. Budden, Stephen L. Gulis, Terry L. Haske, Christina L. Keller, Matthew J. Missad, James E. McCarty, Charles C. Van Loan, Michael M. Magee, and Michael J. Cok. The Board has also determined that each member of the three committees of the Board meets the independence requirements applicable to those committees as prescribed by the NASDAQ listing requirements, and, as to the audit committee, under applicable SEC rules. There are no family relationships between or among directors, nominees or executive officers.

Description of Common Stock

The following is a brief description of IBCP’s common stock. This summary does not purport to be complete in all respects and is subject to and qualified in its entirety by reference to IBCP’s Restated Articles of Incorporation and bylaws, copies of which have been filed with the SEC and are also available from IBCP upon request.

General

IBCP’s authorized capital stock consists of 500,000,000 shares of common stock and 200,000 shares of preferred stock (described below). As of February 5, 2018, there were 21,499,947 shares of common stock outstanding.

All of the outstanding shares of IBCP common stock are fully paid and nonassessable. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive:

•	dividends when, as, and if declared by the Board out of funds legally available for the payment of dividends; and
•	in the event of dissolution of IBCP, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of preferred stock, as provided in the Restated Articles of Incorporation.

See “Dividend Policy” on page 139 for information regarding restrictions that limit IBCP’s ability to pay dividends on its common stock.

Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any additional shares of common stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. IBCP’s common stock is currently traded on the Nasdaq Global Select Market under the symbol “IBCP.”

Certain Restrictions under Federal Banking Laws

As a bank holding company, the acquisition of large interests in IBCP’s common stock is subject to certain limitations described below. These limitations may have an anti-takeover effect and could prevent or delay mergers, business combination transactions, and other large investments in IBCP’s common stock that may otherwise be in the best interests of IBCP.

The federal Bank Holding Company Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of IBCP. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve Board before acquiring 5% or more of the voting stock of IBCP. In addition, the federal Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as IBCP, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Certain Other Limitations

In addition to the foregoing limitations, the Restated Articles of Incorporation and bylaws of IBCP contain provisions that could also have an anti-takeover effect. Some of the provisions also may make it difficult for shareholders to replace incumbent directors with new directors who may be willing to entertain changes that shareholders may believe will lead to improvements in the combined company’s business.

Market Price of and Dividends on IBCP’s Common Stock and Related Stockholder Matters

Market Information

IBCP common stock trades on the Nasdaq Global Select Market System under the symbol “IBCP.” The prices shown below are supplied by Nasdaq and reflect the inter-dealer prices and may not include retail markups, markdowns or commissions. There may have been transactions or quotations at higher or lower prices of which IBCP is not aware.

QUARTERLY SUMMARY (UNAUDITED)

	Reported Sales Prices of Common Shares
	2017			2016			2015
	High	Low	Close	High	Low	Close	High	Low	Close
First quarter	$22.40	$19.25	$20.70	$16.15	$13.89	$14.55	$13.20	$12.07	$12.83
Second quarter	23.65	19.75	21.75	15.32	13.42	14.51	13.93	12.62	13.56
Third quarter	22.90	18.50	22.65	17.00	14.32	16.83	15.27	13.20	14.76
Fourth quarter	23.60	20.90	22.35	22.25	16.33	21.70	15.88	13.71	15.23
	Cash Dividends Declared
	2017	2016	2015
First quarter	$0.10	$0.08	$0.06
Second quarter	0.10	0.08	0.06
Third quarter	0.10	0.08	0.06
Fourth quarter	0.12	0.10	0.08

Holders

There were approximately 1,439 holders of record of IBCP common stock as of February 2, 2018.

Dividend Policy

The above table shows the dividends declared for the two most recent fiscal years. In addition to limitations imposed by the provisions of the Michigan Business Corporation Act (which, among other things, limits IBCP from paying dividends to the extent it is insolvent), its ability to pay dividends is limited by its ability to obtain funds from Independent Bank and by regulatory capital guidelines applicable to IBCP. Capital guidelines adopted by federal and state regulatory agencies and restrictions imposed by law limit the amount of cash dividends Independent Bank can pay to IBCP. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the Bank’s current year net profits, combined with the retained net profits of the preceding two years. Further, the Bank cannot pay a dividend at any time that it has negative undivided profits. As of December 31, 2017, the Bank had positive undivided profits of $17.4 million. IBCP can request regulatory approval for a return of capital from the Bank to the parent company. During the first quarters of 2016 and 2015, IBCP requested regulatory approval for returns of capital from the Bank to the parent company for $18.0 million and $18.5 million, respectively. IBCP did not make a request for a return of capital in 2017. The return of capital requests for 2016 and 2015 were approved by IBCP’s banking regulators on February 24, 2016, and February 13, 2015, respectively and the Bank returned these amounts to the parent company on February 25, 2016 and February 17, 2015, respectively. It is not IBCP’s intent to have dividends paid in amounts that would reduce the capital of Independent Bank to levels below those which IBCP considers prudent and in accordance with guidelines of regulatory authorities.

Supplementary Financial Information

A summary of selected quarterly results of operations for the nine months ended September 30, 2017, and the years ended December 31, 2016 and 2015 follows:

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)
2017
Interest income	$23,379	$23,533	$25,371	$—
Net interest income	21,466	21,492	22,912	—
Provision for loan losses	(349)	583	582	—
Income before income tax	8,595	8,594	10,018	—
Net income	5,974	5,931	6,859	—

Net income per common share
Basic	0.28	0.28	0.32	—
Diluted	0.28	0.27	0.32	—

2016
Interest income	$21,354	$21,267	$21,745	$22,157
Net interest income	19,763	19,630	19,998	20,250
Provision for loan losses	(530)	(734)	(175)	130
Income before income tax	6,057	9,049	9,352	8,443
Net income	4,100	6,438	6,373	5,855

Net income per common share
Basic	0.19	0.30	0.30	0.28
Diluted	0.19	0.30	0.30	0.27

2015
Interest income	$19,552	$20,131	$20,293	$20,866
Net interest income	18,091	18,701	18,841	19,353
Provision for loan losses	(659)	(134)	(244)	(1,677)
Income before income tax	5,561	8,243	7,325	8,251
Net income	3,781	5,619	5,047	5,570

Net income per common share
Basic	0.16	0.25	0.22	0.25
Diluted	0.16	0.24	0.22	0.25

LEGAL MATTERS

Certain matters pertaining to the validity of the IBCP common stock to be issued in connection with the merger will be passed upon by Varnum LLP of Grand Rapids, Michigan. Certain matters pertaining to the federal income tax consequences of the merger will be passed upon for IBCP by Varnum LLP and for TCSB by Warner Norcross & Judd LLP of Grand Rapids, Michigan.

EXPERTS

The consolidated financial statements of IBCP as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included in this prospectus and proxy statement have been included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS

An IBCP shareholder seeking to present a proposal at an IBCP annual meeting of shareholders must give notice of the matter in writing to the secretary of IBCP in accordance with the IBCP Bylaws not less than 60 days nor more than 90 days prior to the date of the first anniversary of the preceding year’s annual meeting or shareholders, and within 10 days after the date IBCP mails or otherwise gives notice of the date of the meeting. The notice must include (i) the name and address of the shareholder submitting the proposal, as they appear on IBCP’s books and records; (ii) a representation that the shareholder (a) is a holder of IBCP stock entitled to vote at such meeting, (b) will continue to hold such stock through the date on which the meeting is held, and (c) intends to appear in person or by proxy at the meeting to submit the proposal for shareholder vote; (iii) a brief description of the proposal desired to be submitted to the meeting for shareholder vote and for the reasons for conducting such business at the meeting; and (iv) a description of any financial or other interest of such shareholder in the proposal. A shareholder proposal may also be included in IBCP’s proxy materials, subject to all the requirements set forth in the applicable rules and regulations of the SEC. An IBCP shareholder seeking to include a proposal in IBCP’s proxy statement and form of proxy relating to a meeting of shareholders must submit the proposal to IBCP in accordance with SEC Rule 14a-8. With respect to IBCP’s 2018 annual meeting of shareholders, the deadline to submit a notice of a proposal and to include a proposal in IBCP’s proxy statement and form of proxy relating to the meeting was November 9, 2017.

An IBCP shareholder seeking to nominate an individual for election as a IBCP director must submit a notice to the secretary of IBCP in accordance with the IBCP Bylaws not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, and not more than 10 days following the date of notice of a special meeting called for election of directors.

Because the merger is expected to be completed in 2018, TCSB does not currently anticipate holding an annual meeting of shareholders in 2018. In that case, shareholder proposals must be submitted to IBCP as outlined above. However, if for some reason the merger is not completed, TCSB will hold an annual meeting of shareholders in 2018.

WHERE YOU CAN FIND MORE INFORMATION

IBCP files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy these materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, IBCP files such reports and other information with the SEC electronically, and the SEC maintains a web site located at www.sec.gov containing this information. The reports and other information that IBCP files with the SEC are also available at IBCP’s website at www.independentbank.com. The information on IBCP’s and TCSB’s respective websites is not a part of this prospectus and proxy statement.

You should rely only on the information contained in this prospectus and proxy statement. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement. The information contained in this prospectus and proxy statement speaks only as of the date of this prospectus and proxy statement unless the information specifically indicates that another date applies. You should not assume that the information contained in this prospectus and proxy statement is accurate as of any date other than the date of this prospectus and proxy statement, and neither the delivery of this prospectus and proxy statement to you nor the issuance of IBCP common stock under it shall create any implication to the contrary.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus and proxy statement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus and proxy statement does not extend to you.

INDEPENDENT BANK CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Financial Condition

	September 30, 2017	December 31, 2016
	(unaudited)
	(In thousands, except share amounts)
Assets
Cash and due from banks	$31,998	$35,238
Interest bearing deposits	15,605	47,956
Cash and Cash Equivalents	47,603	83,194
Interest bearing deposits - time	3,489	5,591
Trading securities	347	410
Securities available for sale	548,865	610,616
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	15,543	15,543
Loans held for sale, carried at fair value	47,611	35,946
Payment plan receivables and other assets held for sale	—	33,360
Loans
Commercial	837,250	804,017
Mortgage	781,346	538,615
Installment	318,498	265,616
Total Loans	1,937,094	1,608,248
Allowance for loan losses	(21,478)	(20,234)
Net Loans	1,915,616	1,588,014
Other real estate and repossessed assets	2,150	5,004
Property and equipment, net	38,774	40,175
Bank-owned life insurance	54,286	54,033
Deferred tax assets, net	22,433	32,818
Capitalized mortgage loan servicing rights	14,675	13,671
Other intangibles	1,673	1,932
Accrued income and other assets	40,381	28,643
Total Assets	$2,753,446	$2,548,950

Liabilities and Shareholders' Equity
Deposits
Non-interest bearing	$753,555	$717,472
Savings and interest-bearing checking	1,040,974	1,015,724
Reciprocal	49,078	38,657
Time	412,601	453,866
Brokered time	87,553	—
Total Deposits	2,343,761	2,225,719
Federal funds purchased	3,000	—
Other borrowings	72,849	9,433
Subordinated debentures	35,569	35,569
Other liabilities held for sale	—	718
Accrued expenses and other liabilities	30,557	28,531
Total Liabilities	2,485,736	2,299,970

Shareholders’ Equity
Preferred stock, no par value, 200,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value, 500,000,000 shares authorized; issued and outstanding: 21,332,317 shares at September 30, 2017 and 21,258,092 shares at December 31, 2016	324,607	323,745
Accumulated deficit	(53,240)	(65,657)
Accumulated other comprehensive loss	(3,657)	(9,108)
Total Shareholders’ Equity	267,710	248,980
Total Liabilities and Shareholders’ Equity	$2,753,446	$2,548,950

See notes to interim condensed consolidated financial statements (unaudited)

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(unaudited)		(unaudited)
	(In thousands, except per share amounts)
Interest Income
Interest and fees on loans	$21,831	$18,597	$61,638	$55,361
Interest on securities
Taxable	2,765	2,537	8,300	7,261
Tax-exempt	512	330	1,478	860
Other investments	263	281	867	884
Total Interest Income	25,371	21,745	72,283	64,366
Interest Expense
Deposits	1,833	1,254	4,754	3,520
Other borrowings and subordinated debentures	626	493	1,659	1,455
Total Interest Expense	2,459	1,747	6,413	4,975
Net Interest Income	22,912	19,998	65,870	59,391
Provision for loan losses	582	(175)	806	(1,439)
Net Interest Income After Provision for Loan Losses	22,330	20,173	65,064	60,830
Non-interest Income
Service charges on deposit accounts	3,281	3,281	9,465	9,164
Interchange income	1,942	1,943	5,869	5,797
Net gains (losses) on assets
Mortgage loans	2,971	3,556	8,886	7,727
Securities	69	(45)	62	302
Mortgage loan servicing, net	1	858	668	(454)
Other	2,040	2,115	6,139	6,561
Total Non-interest Income	10,304	11,708	31,089	29,097
Non-interest Expense
Compensation and employee benefits	13,577	13,031	41,104	36,912
Occupancy, net	1,970	1,919	6,032	5,982
Data processing	1,796	1,971	5,670	6,008
Furniture, fixtures and equipment	961	990	2,943	2,939
Communications	685	670	2,046	2,280
Loan and collection	481	568	1,564	1,964
Advertising	526	455	1,551	1,410
Legal and professional	550	420	1,376	1,178
Interchange expense	294	276	869	809
FDIC deposit insurance	208	187	608	852
Credit card and bank service fees	105	203	432	588
Other	1,463	1,839	4,751	4,547
Total Non-interest Expense	22,616	22,529	68,946	65,469
Income Before Income Tax	10,018	9,352	27,207	24,458
Income tax expense	3,159	2,979	8,443	7,547
Net Income	$6,859	$6,373	$18,764	$16,911
Net Income Per Common Share
Basic	$0.32	$0.30	$0.88	$0.79
Diluted	$0.32	$0.30	$0.87	$0.78
Dividends Per Common Share
Declared	$0.10	$0.08	$0.30	$0.24
Paid	$0.10	$0.08	$0.30	$0.24

See notes to interim condensed consolidated financial statements (unaudited)

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(unaudited)
	(In thousands)
Net income	$6,859	$6,373	$18,764	$16,911
Other comprehensive income, before tax
Securities available for sale
Unrealized gains arising during period	20	451	7,738	4,899
Change in unrealized gains for which a portion of other than temporary impairment has been recognized in earnings	126	(24)	211	47
Reclassification adjustments for gains included in earnings	(8)	(15)	(125)	(298)
Unrealized gains recognized in other comprehensive income on securities available for sale	138	412	7,824	4,648
Income tax expense	48	144	2,738	1,627
Unrealized gains recognized in other comprehensive income on securities available for sale, net of tax	90	268	5,086	3,021
Derivative instruments
Unrealized gain arising during period	95	—	95	—
Reclassification adjustment for expense recognized in earnings	5	—	5	—
Unrealized gains recognized in other comprehensive income on derivative instruments	100	—	100	—
Income tax expense	35	—	35	—
Unrealized gains recognized in other comprehensive income on derivative instruments, net of tax	65	—	65	—
Other comprehensive income	155	268	5,151	3,021
Comprehensive income	$7,014	$6,641	$23,915	$19,932

See notes to interim condensed consolidated financial statements (unaudited)

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2017	2016
	(unaudited - In thousands)
Net Income	$18,764	$16,911
Adjustments to Reconcile Net Income to Net Cash From Operating Activities Proceeds from sales of loans held for sale	313,559	222,610
Disbursements for loans held for sale	(316,338)	(225,025)
Provision for loan losses	806	(1,439)
Deferred income tax expense	7,422	7,099
Deferred loan fees	(4,588)	(1,634)
Net depreciation, amortization of intangible assets and premiums and accretion of discounts on securities, loans and interest bearing deposits - time	5,079	3,831
Net gains on mortgage loans	(8,886)	(7,727)
Net gains on securities	(62)	(302)
Share based compensation	1,342	1,200
Increase in accrued income and other assets	(13,159)	(3,804)
Increase in accrued expenses and other liabilities	2,274	1,150
Total Adjustments	(12,551)	(4,041)
Net Cash From Operating Activities	6,213	12,870
Cash Flow Used in Investing Activities
Proceeds from the sale of securities available for sale	8,834	56,451
Proceeds from maturities, prepayments and calls of securities available for sale	143,953	150,103
Purchases of securities available for sale	(84,080)	(213,839)
Proceeds from the maturity of interest bearing deposits - time	2,100	4,613
Purchase of Federal Reserve Bank stock	—	(407)
Redemption of Federal Reserve Bank stock	—	371
Net increase in portfolio loans (loans originated, net of principal payments)	(326,089)	(73,673)
Purchase of portfolio loans	—	(15,000)
Cash received from the sale of Mepco Finance Corporation assets, net	33,446	—
Proceeds from bank-owned life insurance	523	2,235
Proceeds from the collection of vehicle service contract counterparty receivables	411	4,671
Proceeds from the sale of other real estate and repossessed assets	4,111	3,854
Capital expenditures	(2,592)	(1,717)
Net Cash Used in Investing Activities	(219,383)	(82,338)
Cash Flow From Financing Activities
Net increase in total deposits	118,042	120,997
Net increase in other borrowings	3,003	5
Proceeds from Federal Home Loan Bank Advances	461,000	—
Payments of Federal Home Loan Bank Advances	(397,587)	(432)
Dividends paid	(6,400)	(5,149)
Proceeds from issuance of common stock	57	61
Repurchase of common stock	—	(16,854)
Share based compensation withholding obligation	(536)	(627)
Net Cash From Financing Activities	177,579	98,001
Net Increase (Decrease) in Cash and Cash Equivalents	(35,591)	28,533
Cash and Cash Equivalents at Beginning of Period	83,194	85,783
Cash and Cash Equivalents at End of Period	$47,603	$114,316
Cash paid during the period for
Interest	$6,240	$4,811
Income taxes	988	437
Transfers to other real estate and repossessed assets	1,389	1,791
Purchase of securities available for sale not yet settled	1,765	7,440
Sale of securities available for sale not yet settled	760	—

See notes to interim condensed consolidated financial statements (unaudited)

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Shareholders' Equity

	Nine months ended September 30,
	2017	2016
	(unaudited)
	(In thousands)
Balance at beginning of period	$248,980	$251,092
Cumulative effect of change in accounting	352	1,247
Balance at beginning of period, as adjusted	249,332	252,339
Net income	18,764	16,911
Cash dividends declared	(6,400)	(5,149)
Issuance of common stock	57	61
Share based compensation	1,342	1,200
Share based compensation withholding obligation	(536)	(627)
Repurchase of common stock	—	(16,854)
Net change in accumulated other comprehensive loss, net of related tax effect	5,151	3,021
Balance at end of period	$267,710	$250,902

See notes to interim condensed consolidated financial statements (unaudited)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Preparation of Financial Statements

The condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted pursuant to those rules and regulations, although we believe that the disclosures made are adequate to make the information not misleading. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2016 included in our Annual Report on Form 10-K.

In our opinion, the accompanying unaudited condensed consolidated financial statements contain all the adjustments necessary to present fairly our consolidated financial condition as of September 30, 2017 and December 31, 2016, and the results of operations for the three and nine-month periods ended September 30, 2017 and 2016. The results of operations for the three and nine-month periods ended September 30, 2017, are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made in the prior period financial statements to conform to the current period presentation. Our critical accounting policies include the determination of the allowance for loan losses, the valuation of originated mortgage loan servicing rights and the valuation of deferred tax assets. Refer to our 2016 Annual Report on Form 10-K for a disclosure of our accounting policies.

2.	New Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This ASU supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this ASU specifies the accounting for some costs to obtain or fulfill a contract with a customer. This amended guidance is effective for us on January 1, 2018, and is not expected to have a material impact on our consolidated operating results or financial condition. We expect to adopt this ASU using the modified retrospective approach. Financial instruments for the most part and related contractual rights and obligations which are the sources of the majority of our operating revenue are excluded from the scope of this amended guidance. In addition, for those operating revenue streams that are included in the scope of this amended guidance, based upon our review of these sources of income we do not believe they will be materially impacted by this amended guidance.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. This ASU amends existing guidance related to the accounting for certain financial assets and liabilities. These amendments, among other things, require equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset and eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. This amended guidance is effective for us on January 1, 2018. We have reviewed the types of financial instruments impacted by this amended guidance, including certain equity investments and liabilities measured under the fair value election, and have determined that we do not currently own any such instruments. The balance of this amended guidance is expected to impact certain disclosure items but is not expected to have any impact on our consolidated operating results or financial condition.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This ASU amends existing guidance related to the accounting for leases. These amendments, among other things, require lessees to account for most leases on the balance sheet while recognizing expense on the income statement in a manner similar to existing guidance. For lessors the guidance modifies the classification criteria and the accounting for sales-type and direct finance leases. This amended guidance is effective for us on January 1, 2019 and is not expected to have a material impact

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

on our consolidated operating results or financial condition. Based on a review of our operating leases that we currently have in place we do not expect a material change in the recognition, measurement and presentation of lease expense or impact on cash flow. While the primary impact will be the recognition of certain operating leases on our Condensed Consolidated Statements of Financial Condition this impact is not expected to be material.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. This ASU will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For securities available for sale, allowances will be recorded rather than reducing the carrying amount as is done under the current other-than-temporary impairment model. This ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. This amended guidance is effective for us on January 1, 2020. We began evaluating this ASU in 2016 and have formed a committee that includes personnel from various areas of the Bank that meets regularly to discuss the implementation of the ASU. We are currently in the process of gathering data and reviewing loss methodologies and have engaged third party resources that will assist us in the implementation of this ASU. While we have not yet determined what the impact will be on our consolidated operating results or financial condition by the nature of the implementation of an expected loss model compared to an incurred loss approach, we would expect our allowance for loan losses (“AFLL”) to increase under this ASU.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging Activities”. This new ASU amends the hedge accounting model in Topic 815 to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments expand an entity’s ability to hedge nonfinancial and financial risk components and reduce complexity in fair value hedges of interest rate risk. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. This amended guidance is effective for us on January 1, 2019, and given our current level of derivatives designated as hedges is not expected to have a material impact on our consolidated operating results or financial condition.

In March 2017, the FASB issued ASU 2017-08, “Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20) Premium Amortization on Purchased Callable Debt Securities” (“ASU 2017-08”). This ASU shortens the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be accreted to maturity. This amended guidance is effective for us on January 1, 2019, with early adoption permitted. We adopted this amended guidance during the first quarter of 2017 using a modified retrospective approach. The impact of this adoption was to adjust our January 1, 2017 Condensed Consolidated Statement of Financial Position to reflect cumulative effect adjustments as summarized in the table below. The adjustments below reflect the recording of $0.46 million ($0.30 million, net of tax) of additional premium amortization on securities available for sale and a $0.30 million decrease in accumulated other comprehensive loss to reflect the decrease in after tax unrealized losses on securities available for sale as of January 1, 2017 as a result of adopting this amended guidance. After January 1, 2017, premium amortization on certain callable debt securities is now amortized to the first call date. During the first quarter of 2017 the impact on the Condensed Consolidated Statements of Operations was an increase to premium amortization of $0.03 million.

During the first quarter of 2017, we adopted the fair value method of accounting for our capitalized mortgage loan servicing rights pursuant to FASB Accounting Standards Codification topic 860 – “Transfers and Servicing”. Prior to January 1, 2017, we were accounting for our capitalized mortgage loan servicing rights under the amortization method. We adopted the fair value method using a modified retrospective adjustment to beginning

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

accumulated deficit. The impact of the adoption of the fair value method is summarized in the table below. The adjustments below reflect the recording of a $0.54 million increase in the fair value of our capitalized mortgage loan servicing rights with a $0.19 million reduction in deferred tax assets, net for a net impact on accumulated deficit and total equity of $0.35 million.

	January 1, 2017 Originally Presented	Cumulative Retrospective Adjustments		January 1, 2017 Adjusted
	(In thousands)
Deferred tax assets, net	$32,818	$(190	)(1)	$32,628
Capitalized mortgage loan servicing rights	$13,671	$542	(1)	$14,213
Total assets	$2,548,950	$352		$2,549,302
Accumulated deficit	$(65,657)	$352	(1)
		$(300	)(2)	$(65,605)
Accumulated other comprehensive loss	$(9,108)	$300	(2)	$(8,808)
Total Shareholders’ Equity	$248,980	$352		$249,332
Total Liabilities and Shareholders’ Equity	$2,548,950	$352		$2,549,302
(1)	Represents adjustment to capitalized mortgage loan servicing rights, deferred tax assets, net, and accumulated deficit to reflect the adoption of the fair value method of accounting for our capitalized mortgage loan servicing rights.
(2)	Represents adjustment to accumulated deficit and accumulated other comprehensive loss to reflect the adoption of ASU 2017-08.
3.	Securities

Securities available for sale consist of the following:

	Amortized Cost	Unrealized		Fair Value
		Gains	Losses
	(In thousands)
September 30, 2017
U.S. agency	$26,455	$210	$39	$26,626
U.S. agency residential mortgage-backed	135,293	1,331	515	136,109
U.S. agency commercial mortgage-backed	10,767	84	115	10,736
Private label mortgage-backed	26,703	518	231	26,990
Other asset backed	108,128	319	108	108,339
Obligations of states and political subdivisions	176,087	1,708	619	177,176
Corporate	57,213	853	66	58,000
Trust preferred	2,928	—	128	2,800
Foreign government	2,098	—	9	2,089
Total	$545,672	$5,023	$1,830	$548,865
December 31, 2016
U.S. agency	$28,909	$159	$80	$28,988
U.S. agency residential mortgage-backed	156,053	1,173	937	156,289
U.S. agency commercial mortgage-backed	12,799	28	195	12,632
Private label mortgage-backed	35,035	216	524	34,727
Other asset backed	146,829	271	391	146,709
Obligations of states and political subdivisions	175,180	478	4,759	170,899
Corporate	56,356	223	399	56,180
Trust preferred	2,922	—	343	2,579
Foreign government	1,626	—	13	1,613
Total	$615,709	$2,548	$7,641	$610,616

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

We adopted ASU 2017-08 during the first quarter of 2017 using a modified retrospective approach. As a result, the amortized cost of securities as of January 1, 2017 was adjusted lower by $0.46 million (see note #2).

Our investments’ gross unrealized losses and fair values aggregated by investment type and length of time that individual securities have been at a continuous unrealized loss position follows:

	Less Than Twelve Months		Twelve Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
September 30, 2017
U.S. agency	$4,819	$21	$4,947	$18	$9,766	$39
U.S. agency residential mortgage-backed	24,116	215	27,817	300	51,933	515
U.S. agency commercial mortgage-backed	1,815	22	3,933	93	5,748	115
Private label mortgage- backed	3,423	26	3,163	205	6,586	231
Other asset backed	12,756	18	16,298	90	29,054	108
Obligations of states and political subdivisions	42,186	447	13,787	172	55,973	619
Corporate	8,654	22	2,458	44	11,112	66
Trust preferred	—	—	2,800	128	2,800	128
Foreign government	2,089	9	—	—	2,089	9
Total	$99,858	$780	$75,203	$1,050	$175,061	$1,830
December 31, 2016
U.S. agency	$4,179	$41	$8,217	$39	$12,396	$80
U.S. agency residential mortgage-backed	62,524	732	20,857	205	83,381	937
U.S. agency commercial mortgage-backed	6,079	194	143	1	6,222	195
Private label mortgage-backed	20,545	281	1,413	243	21,958	524
Other asset backed	52,958	172	17,763	219	70,721	391
Obligations of states and political subdivisions	113,078	4,014	14,623	745	127,701	4,759
Corporate	25,546	292	2,810	107	28,356	399
Trust preferred	—	—	2,579	343	2,579	343
Foreign government	1,613	13	—	—	1,613	13
Total	$286,522	$5,739	$68,405	$1,902	$354,927	$7,641

Our portfolio of securities available for sale is reviewed quarterly for impairment in value. In performing this review management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) an assessment of whether we intend to sell, or it is more likely than not that we will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. For securities that do not meet the aforementioned recovery criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

U.S. agency, U.S. agency residential mortgage-backed securities and U.S. agency commercial mortgage backed securities — at September 30, 2017, we had 33 U.S. agency, 109 U.S. agency residential mortgage-backed and 10 U.S. agency commercial mortgage-backed securities whose fair market value is less than amortized cost. The unrealized losses are largely attributed to increases in interest rates since acquisition and widening spreads to Treasury bonds. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Private label mortgage backed securities — at September 30, 2017, we had 11 of this type of security whose fair value is less than amortized cost. The majority of unrealized losses are attributed to three securities purchased prior to 2016. Two of these three securities has an impairment in excess of 10% and all three of these holdings have been impaired for more than 12 months. The unrealized losses are largely attributable to credit spread widening on these three securities since their acquisition.

These three securities are receiving principal and interest payments. These transactions are pass-through structures, receiving pro rata principal and interest payments from a dedicated collateral pool. The nonreceipt of interest cash flows is not expected and thus not presently considered in our discounted cash flow methodology discussed below.

These three private label mortgage-backed securities are periodically reviewed for other than temporary impairment (“OTTI”) utilizing a cash flow projection. The cash flow analysis forecasts cash flow from the underlying loans in each transaction and then applies these cash flows to the bonds in the securitization. Our cash flow analysis forecasts complete recovery of our cost basis for all three of these securities whose fair value is less than amortized cost.

As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no other declines discussed above are deemed to be other than temporary.

Other asset backed — at September 30, 2017, we had 51 other asset backed securities whose fair value is less than amortized cost. The unrealized losses are primarily due to credit spread widening and increases in interest rates since acquisition. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Obligations of states and political subdivisions — at September 30, 2017, we had 182 municipal securities whose fair value is less than amortized cost. The unrealized losses are primarily due to wider benchmark pricing spreads and increases in interest rates since acquisition. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Corporate — at September 30, 2017, we had 11 corporate securities whose fair value is less than amortized cost. The unrealized losses are primarily due to credit spread widening and increases in interest rates since acquisition. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Trust preferred securities — at September 30, 2017, we had three trust preferred securities whose fair value is less than amortized cost. All of our trust preferred securities are single issue securities issued by a trust subsidiary of a bank holding company. The pricing of trust preferred securities has suffered from credit spread widening.

One of the three securities is rated by two major rating agencies as investment grade, while one (a Bank of America issuance) is rated below investment grade by two major rating agencies and the other one is non-rated. The non-rated issue is a relatively small bank and was never rated. The issuer of this non-rated trust preferred security, which had a total amortized cost of $1.0 million and total fair value of $0.9 million as of September 30, 2017, continues to have satisfactory credit metrics and make interest payments.

The following table breaks out our trust preferred securities in further detail as of September 30, 2017 and December 31, 2016:

	September 30, 2017		December 31, 2016
	Fair Value	Net Unrealized Loss	Fair Value	Net Unrealized Loss
	(In thousands)
Trust preferred securities
Rated issues	$1,880	$(48)	$1,800	$(123)
Unrated issues	920	(80)	779	(220)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Foreign government — at September 30, 2017, we had two foreign government securities whose fair value is less than amortized cost. The unrealized loss is primarily due to increases in interest rates since acquisition. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

We recorded no credit related OTTI charges in our Condensed Consolidated Statements of Operations related to securities available for sale during the three and nine month periods ended September 30, 2017 and 2016, respectively.

At September 30, 2017, three private label mortgage-backed securities had credit related OTTI and are summarized as follows:

	Senior Security	Super Senior Security	Senior Support Security	Total
	(In thousands)
As of September 30, 2017
Fair value	$1,076	$1,032	$65	$2,173
Amortized cost	937	842	—	1,779
Non-credit unrealized loss	—	—	—	—
Unrealized gain	139	190	65	394
Cumulative credit related OTTI	757	457	380	1,594

Each of these securities is receiving principal and interest payments similar to principal reductions in the underlying collateral. All three of these securities have unrealized gains at September 30, 2017. The original amortized cost for each of these securities has been permanently adjusted downward for previously recorded credit related OTTI. The unrealized loss (based on original amortized cost) for these securities is now less than previously recorded credit related OTTI amounts.

A roll forward of credit losses recognized in earnings on securities available for sale follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(In thousands)
Balance at beginning of period	$1,844	$1,844	$1,844	$1,844
Additions to credit losses on securities for which no previous OTTI was recognized	—	—	—	—
Increases to credit losses on securities for which OTTI was previously recognized	—	—	—	—
Balance at end of period	$1,844	$1,844	$1,844	$1,844

The amortized cost and fair value of securities available for sale at September 30, 2017, by contractual maturity, follow:

	Amortized Cost	Fair Value
	(In thousands)
Maturing within one year	$27,811	$27,865
Maturing after one year but within five years	98,784	99,533
Maturing after five years but within ten years	82,590	83,671
Maturing after ten years	55,596	55,622
	264,781	266,691

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

	Amortized Cost	Fair Value
	(In thousands)
U.S. agency residential mortgage-backed	135,293	136,109
U.S. agency commercial mortgage-backed	10,767	10,736
Private label mortgage-backed	26,703	26,990
Other asset backed	108,128	108,339
Total	$545,672	$548,865

The actual maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Gains and losses realized on the sale of securities available for sale are determined using the specific identification method and are recognized on a trade-date basis. A summary of proceeds from the sale of securities available for sale and gains and losses for the nine month periods ending September 30, follows:

		Realized
	Proceeds(1)	Gains	Losses
	(In thousands)
2017	$9,594	$125	$—
2016	56,451	350	52
(1)	2017 includes $0.760 million for trades that did not settle until after September 30, 2017.

During 2017 and 2016, our trading securities consisted of various preferred stocks. During the nine months ended September 30, 2017 and 2016, we recognized gains (losses) on trading securities of $(0.063) million and $0.004 million, respectively, that are included in net gains (losses) on securities in the Condensed Consolidated Statements of Operations. These amounts relate to trading securities still held at each respective period end.

4.	Loans

Our assessment of the allowance for loan losses is based on an evaluation of the loan portfolio, recent loss experience, current economic conditions and other pertinent factors.

An analysis of the allowance for loan losses by portfolio segment for the three months ended September 30, follows:

	Commercial	Mortgage	Installment	Payment Plan Receivables(1)	Subjective Allocation	Total
	(In thousands)
2017
Balance at beginning of period	$5,100	$8,145	$900	$—	$6,441	$20,586
Additions (deductions) Provision for loan losses	(97)	68	(33)	—	644	582
Recoveries credited to the allowance	340	587	285	—	—	1,212
Loans charged against the allowance	(92)	(471)	(339)	—	—	(902)
Balance at end of period	$5,251	$8,329	$813	$—	$7,085	$21,478
2016
Balance at beginning of period	$6,039	$9,956	$1,139	$52	$5,526	$22,712
Additions (deductions) Provision for loan losses	(153)	(247)	208	—	17	(175)
Recoveries credited to the allowance	474	195	236	—	—	905
Loans charged against the allowance	(365)	(561)	(473)	—	—	(1,399)
Balance at end of period	$5,995	$9,343	$1,110	$52	$5,543	$22,043
(1)	Payment plan receivables were reclassified to held for sale at December 31, 2016. See note #15.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

An analysis of the allowance for loan losses by portfolio segment for the nine months ended September 30, follows:

	Commercial	Mortgage	Installment	Payment Plan Receivables(1)	Subjective Allocation	Total
	(In thousands)
2017
Balance at beginning of period	$4,880	$8,681	$1,011	$—	$5,662	$20,234
Additions (deductions) Provision for loan losses	(197)	(593)	173	—	1,423	806
Recoveries credited to the allowance	946	1,264	788	—	—	2,998
Loans charged against the allowance	(378)	(1,023)	(1,159)	—	—	(2,560)
Balance at end of period	$5,251	$8,329	$813	$—	$7,085	$21,478
2016
Balance at beginning of period	$5,670	$10,391	$1,181	$56	$5,272	$22,570
Additions (deductions) Provision for loan losses	(1,220)	(885)	399	(4)	271	(1,439)
Recoveries credited to the allowance	1,944	871	808	—	—	3,623
Loans charged against the allowance	(399)	(1,034)	(1,278)	—	—	(2,711)
Balance at end of period	$5,995	$9,343	$1,110	$52	$5,543	$22,043
(1)	Payment plan receivables were reclassified to held for sale at December 31, 2016. See note #15.

Allowance for loan losses and recorded investment in loans by portfolio segment follows:

	Commercial	Mortgage	Installment	Subjective Allocation	Total
	(In thousands)
September 30, 2017
Allowance for loan losses
Individually evaluated for impairment	$967	$5,823	$271	$—	$7,061
Collectively evaluated for impairment	4,284	2,506	542	7,085	14,417
Total ending allowance balance	$5,251	$8,329	$813	$7,085	$21,478

Loans
Individually evaluated for impairment	$10,257	$54,322	$4,215		$68,794
Collectively evaluated for impairment	829,073	730,050	315,146		1,874,269
Total loans recorded investment	839,330	784,372	319,361		1,943,063
Accrued interest included in recorded investment	2,080	3,026	863		5,969
Total loans	$837,250	$781,346	$318,498		$1,937,094
December 31, 2016
Allowance for loan losses
Individually evaluated for impairment	$2,244	$6,579	$329	$—	$9,152
Collectively evaluated for impairment	2,636	2,102	682	5,662	11,082
Total ending allowance balance	$4,880	$8,681	$1,011	$5,662	$20,234
Loans
Individually evaluated for impairment	$15,767	$59,151	$4,913		$79,831
Collectively evaluated for impairment	790,228	481,828	261,474		1,533,530
Total loans recorded investment	805,995	540,979	266,387		1,613,361
Accrued interest included in recorded investment	1,978	2,364	771		5,113
Total loans	$804,017	$538,615	$265,616		$1,608,248

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Loans on non-accrual status and past due more than 90 days (“Non-performing Loans”) follow:

	90+ and Still Accruing	Non- Accrual	Total Non- Performing Loans
	(In thousands)
September 30, 2017
Commercial
Income producing - real estate	$—	$72	$72
Land, land development and construction - real estate	—	10	10
Commercial and industrial	—	706	706
Mortgage
1-4 family	—	5,207	5,207
Resort lending	—	1,411	1,411
Home equity - 1st lien	—	258	258
Home equity - 2nd lien	—	221	221
Purchased loans	—	—	—
Installment
Home equity - 1st lien	—	97	97
Home equity - 2nd lien	—	224	224
Boat lending	—	69	69
Recreational vehicle lending	—	25	25
Other	—	110	110
Total recorded investment	$—	$8,410	$8,410
Accrued interest included in recorded investment	$—	$—	$—
December 31, 2016
Commercial
Income producing - real estate	$—	$628	$628
Land, land development and construction - real estate	—	105	105
Commercial and industrial	—	4,430	4,430
Mortgage
1-4 family	—	5,248	5,248
Resort lending	—	1,507	1,507
Home equity - 1st lien	—	222	222
Home equity - 2nd lien	—	317	317
Purchased loans	—	—	—
Installment
Home equity - 1st lien	—	266	266
Home equity - 2nd lien	—	289	289
Boat lending	—	219	219
Recreational vehicle lending	—	21	21
Other	—	112	112
Total recorded investment	$—	$13,364	$13,364
Accrued interest included in recorded investment	$—	$—	$—

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

An aging analysis of loans by class follows:

	Loans Past Due				Loans not Past Due	Total Loans
	30-59 days	60-89 days	90+ days	Total
	(In thousands)
September 30, 2017
Commercial
Income producing - real estate	$425	$—	$30	$455	$271,747	$272,202
Land, land development and construction - real estate	10	—	—	10	67,793	67,803
Commercial and industrial	120	149	65	334	498,991	499,325
Mortgage
1-4 family	1,929	919	5,207	8,055	553,928	561,983
Resort lending	363	135	1,411	1,909	91,370	93,279
Home equity - 1st lien	460	—	258	718	35,826	36,544
Home equity - 2nd lien	597	195	221	1,013	56,677	57,690
Purchased loans	3	1	—	4	34,872	34,876
Installment
Home equity - 1st lien	115	86	97	298	9,925	10,223
Home equity - 2nd lien	161	23	224	408	10,103	10,511
Boat lending	112	69	69	250	131,153	131,403
Recreational vehicle lending	52	4	25	81	93,687	93,768
Other	108	50	110	268	73,188	73,456
Total recorded investment	$4,455	$1,631	$7,717	$13,803	$1,929,260	$1,943,063
Accrued interest included in recorded investment	$53	$24	$—	$77	$5,892	$5,969
December 31, 2016
Commercial
Income producing - real estate	$—	$—	$383	$383	$287,255	$287,638
Land, land development and construction - real estate	74	—	31	105	51,670	51,775
Commercial and industrial	100	1,385	66	1,551	465,031	466,582
Mortgage
1-4 family	2,361	869	5,248	8,478	306,063	314,541
Resort lending	—	—	1,507	1,507	101,541	103,048
Home equity - 1st lien	149	—	222	371	28,645	29,016
Home equity - 2nd lien	470	218	317	1,005	54,232	55,237
Purchased loans	13	2	—	15	39,122	39,137
Installment
Home equity - 1st lien	311	48	266	625	12,025	12,650
Home equity - 2nd lien	238	41	289	568	13,390	13,958
Boat lending	184	33	219	436	102,489	102,925
Recreational vehicle lending	68	33	21	122	74,413	74,535
Other	289	30	112	431	61,888	62,319
Total recorded investment	$4,257	$2,659	$8,681	$15,597	$1,597,764	$1,613,361
Accrued interest included in recorded investment	$45	$19	$—	$64	$5,049	$5,113

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Impaired loans are as follows:

	September 30, 2017	December 31, 2016
	(In thousands)
Impaired loans with no allocated allowance
TDR	$349	$1,782
Non - TDR	186	1,107
Impaired loans with an allocated allowance
TDR - allowance based on collateral	2,320	3,527
TDR - allowance based on present value cash flow	65,449	72,613
Non - TDR - allowance based on collateral	202	491
Total impaired loans	$68,506	$79,520
Amount of allowance for loan losses allocated
TDR - allowance based on collateral	$641	$1,868
TDR - allowance based on present value cash flow	6,329	7,146
Non - TDR - allowance based on collateral	91	138
Total amount of allowance for loan losses allocated	$7,061	$9,152

Impaired loans by class are as follows(1):

	September 30, 2017			December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(In thousands)
With no related allowance recorded:
Commercial
Income producing - real estate	$—	$—	$—	$517	$768	$—
Land, land development & construction-real estate	—	—	—	31	709	—
Commercial and industrial	535	557	—	2,341	3,261	—
Mortgage
1-4 family	2	472	—	2	387	—
Resort lending	—	—	—	—	—	—
Home equity - 1st lien	—	—	—	—	—	—
Home equity - 2nd lien	—	—	—	—	—	—
Installment
Home equity - 1st lien	1	71	—	—	66	—
Home equity - 2nd lien	—	—	—	—	—	—
Boat lending	—	—	—	—	—	—
Recreational vehicle lending	—	—	—	—	—	—
Other	—	—	—	—	—	—
	538	1,100	—	2,891	5,191	—

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

	September 30, 2017			December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(In thousands)
With an allowance recorded:
Commercial
Income producing - real estate	6,975	7,121	482	7,737	7,880	554
Land, land development & construction-real estate	169	197	10	239	244	36
Commercial and industrial	2,578	2,612	475	4,902	5,246	1,654
Mortgage
1-4 family	37,872	39,393	3,517	41,701	43,479	4,100
Resort lending	16,098	16,169	2,264	16,898	16,931	2,453
Home equity - 1st lien	171	238	30	235	242	10
Home equity - 2nd lien	179	213	12	315	398	16
Installment
Home equity - 1st lien	1,791	1,921	85	1,994	2,117	118
Home equity - 2nd lien	1,969	1,994	161	2,415	2,443	182
Boat lending	1	6	1	1	6	—
Recreational vehicle lending	93	93	5	109	108	6
Other	360	377	19	394	426	23
	68,256	70,334	7,061	76,940	79,520	9,152
Total
Commercial
Income producing - real estate	6,975	7,121	482	8,254	8,648	554
Land, land development & construction-real estate	169	197	10	270	953	36
Commercial and industrial	3,113	3,169	475	7,243	8,507	1,654
Mortgage
1-4 family	37,874	39,865	3,517	41,703	43,866	4,100
Resort lending	16,098	16,169	2,264	16,898	16,931	2,453
Home equity - 1st lien	171	238	30	235	242	10
Home equity - 2nd lien	179	213	12	315	398	16
Installment
Home equity - 1st lien	1,792	1,992	85	1,994	2,183	118
Home equity - 2nd lien	1,969	1,994	161	2,415	2,443	182
Boat lending	1	6	1	1	6	—
Recreational vehicle lending	93	93	5	109	108	6
Other	360	377	19	394	426	23
Total	$68,794	$71,434	$7,061	$79,831	$84,711	$9,152
Accrued interest included in recorded investment	$288			$311
(1)	There were no impaired purchased mortgage loans at September 30, 2017 or December 31, 2016.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Average recorded investment in and interest income earned on impaired loans by class for the three month periods ending September 30, follows(1):

	2017		2016
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With no related allowance recorded
Commercial
Income producing - real estate	$—	$—	$551	$—
Land, land development & construction-real estate	—	—	133	—
Commercial and industrial	445	8	—	—
Mortgage
1-4 family	127	7	12	3
Resort lending	—	—	—	—
Home equity - 1st lien	—	—	—	—
Home equity - 2nd lien	—	—	—	—
Installment
Home equity - 1st lien	1	1	—	3
Home equity - 2nd lien	—	—	—	—
Boat lending	—	—	—	—
Recreational vehicle lending	—	—	—	—
Other	—	1	—	—
	573	17	696	6
With an allowance recorded
Commercial
Income producing - real estate	7,311	91	8,000	111
Land, land development & construction-real estate	171	2	1,117	3
Commercial and industrial	2,878	26	7,145	69
Mortgage
1-4 family	38,533	462	44,256	470
Resort lending	16,175	153	17,372	161
Home equity - 1st lien	201	1	241	2
Home equity - 2nd lien	180	2	280	6
Installment
Home equity - 1st lien	1,808	40	2,140	34
Home equity - 2nd lien	2,058	26	2,585	37
Boat lending	1	—	2	—
Recreational vehicle lending	98	1	114	2
Other	361	6	424	7
	69,775	810	83,676	902
Total
Commercial
Income producing - real estate	7,311	91	8,551	111
Land, land development & construction-real estate	171	2	1,250	3
Commercial and industrial	3,323	34	7,145	69
Mortgage
1-4 family	38,660	469	44,268	473
Resort lending	16,175	153	17,372	161
Home equity - 1st lien	201	1	241	2
Home equity - 2nd lien	180	2	280	6
Installment
Home equity - 1st lien	1,809	41	2,140	37
Home equity - 2nd lien	2,058	26	2,585	37
Boat lending	1	—	2	—
Recreational vehicle lending	98	1	114	2
Other	361	7	424	7
Total	$70,348	$827	$84,372	$908
(1)	There were no impaired purchased mortgage loans during the three month periods ended September 30, 2017 and 2016, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Average recorded investment in and interest income earned on impaired loans by class for the nine month periods ending September 30, follows(1):

	2017		2016
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With no related allowance recorded:
Commercial
Income producing - real estate	$222	$—	$632	$2
Land, land development & construction-real estate	8	—	405	7
Commercial and industrial	808	16	616	21
Mortgage
1-4 family	64	16	12	9
Resort lending	—	—	—	—
Home equity - 1st lien	—	—	—	—
Home equity - 2nd lien	—	—	—	—
Installment
Home equity - 1st lien	1	4	—	4
Home equity - 2nd lien	—	—	4	—
Boat lending	—	—	—	—
Recreational vehicle lending	—	—	—	—
Other	—	1	—	—
	1,103	37	1,669	43
With an allowance recorded:
Commercial
Income producing - real estate	7,525	300	8,153	318
Land, land development & construction-real estate	187	6	1,352	29
Commercial and industrial	3,488	98	5,929	151
Mortgage
1-4 family	39,716	1,420	45,728	1,447
Resort lending	16,485	464	17,705	480
Home equity - 1st lien	218	5	223	6
Home equity - 2nd lien	217	5	231	11
Installment
Home equity - 1st lien	1,874	107	2,233	118
Home equity - 2nd lien	2,210	96	2,723	122
Boat lending	1	—	2	—
Recreational vehicle lending	103	4	117	5
Other	373	19	443	23
	72,397	2,524	84,839	2,710
Total
Commercial
Income producing - real estate	7,747	300	8,785	320
Land, land development & construction-real estate	195	6	1,757	36
Commercial and industrial	4,296	114	6,545	172
Mortgage
1-4 family	39,780	1,436	45,740	1,456
Resort lending	16,485	464	17,705	480
Home equity - 1st lien	218	5	223	6
Home equity - 2nd lien	217	5	231	11
Installment
Home equity - 1st lien	1,875	111	2,233	122
Home equity - 2nd lien	2,210	96	2,727	122
Boat lending	1	—	2	—
Recreational vehicle lending	103	4	117	5
Other	373	20	443	23
Total	$73,500	$2,561	$86,508	$2,753
(1)	There were no impaired purchased mortgage loans during the nine month periods ended September 30, 2017 and 2016, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Cash receipts on impaired loans on non-accrual status are generally applied to the principal balance.

Troubled debt restructurings follow:

	September 30, 2017
	Commercial	Retail(1)		Total
	(In thousands)
Performing TDRs	$9,431	$53,755		$63,186
Non-performing TDRs(2)	401	4,531	(3)	4,932
Total	$9,832	$58,286		$68,118
	December 31, 2016
	Commercial	Retail(1)		Total
	(In thousands)
Performing TDRs	$10,560	$59,726		$70,286
Non-performing TDRs(2)	3,565	4,071	(3)	7,636
Total	$14,125	$63,797		$77,922
(1)	Retail loans include mortgage and installment portfolio segments.
(2)	Included in non-performing loans table above.
(3)	Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.

We allocated $7.0 million and $9.0 million of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of September 30, 2017 and December 31, 2016, respectively.

During the nine months ended September 30, 2017 and 2016, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans generally included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan have generally been for periods ranging from 9 months to 36 months but have extended to as much as 480 months in certain circumstances. Modifications involving an extension of the maturity date have generally been for periods ranging from 1 month to 60 months but have extended to as much as 230 months in certain circumstances.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Loans that have been classified as troubled debt restructurings during the three-month periods ended September 30 follow(1):

	Number of Contracts	Pre-modification Recorded Balance	Post-modification Recorded Balance
	(Dollars in thousands)
2017
Commercial
Income producing - real estate	—	$—	$—
Land, land development & construction-real estate	—	—	—
Commercial and industrial	—	—	—
Mortgage
1-4 family	1	93	95
Resort lending	—	—	—
Home equity - 1st lien	—	—	—
Home equity - 2nd lien	—	—	—
Installment
Home equity - 1st lien	—	—	—
Home equity - 2nd lien	2	51	50
Boat lending	—	—	—
Recreational vehicle lending	—	—	—
Other	1	10	10
Total	4	$154	$155
2016
Commercial
Income producing - real estate	2	$180	$180
Land, land development & construction-real estate	—	—	—
Commercial and industrial	2	175	158
Mortgage
1-4 family	2	204	207
Resort lending	—	—	—
Home equity - 1st lien	—	—	—
Home equity - 2nd lien	2	77	78
Installment
Home equity - 1st lien	2	82	85
Home equity - 2nd lien	1	7	7
Boat lending	—	—	—
Recreational vehicle lending	—	—	—
Other	1	34	34
Total	12	$759	$749
(1)	There were no purchased mortgage loans classified as troubled debt restructurings during the three month periods ended September 30, 2017 and 2016, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Loans that have been classified as troubled debt restructurings during the nine-month periods ended September 30 follow(1):

	Number of Contracts	Pre-modification Recorded Balance	Post-modification Recorded Balance
	(Dollars in thousands)
2017
Commercial
Income producing - real estate	—	$—	$—
Land, land development & construction-real estate	—	—	—
Commercial and industrial	12	786	786
Mortgage
1-4 family	3	142	144
Resort lending	1	189	189
Home equity - 1st lien	—	—	—
Home equity - 2nd lien	—	—	—
Installment
Home equity - 1st lien	2	34	37
Home equity - 2nd lien	7	300	301
Boat lending	—	—	—
Recreational vehicle lending	—	—	—
Other	1	10	10
Total	26	$1,461	$1,467
2016
Commercial
Income producing - real estate	4	$290	$290
Land, land development & construction-real estate	—	—	—
Commercial and industrial	6	1,933	1,916
Mortgage
1-4 family	5	396	470
Resort lending	1	116	117
Home equity - 1st lien	1	107	78
Home equity - 2nd lien	2	77	78
Installment
Home equity - 1st lien	6	141	145
Home equity - 2nd lien	5	133	136
Boat lending	—	—	—
Recreational vehicle lending	—	—	—
Other	2	46	46
Total	32	$3,239	$3,276
(1)	There were no purchased mortgage loans classified as troubled debt restructurings during the nine month periods ended September 30, 2017 and 2016, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

The troubled debt restructurings described above for 2017 increased the allowance for loan losses by $0.02 million and resulted in zero charge offs during the three months ended September 30, 2017, and increased the allowance by $0.08 million and resulted in zero charge offs during the nine months ended September 30, 2017.

The troubled debt restructurings described above for 2016 increased the allowance for loan losses by $0.34 million and resulted in charge offs of $0.02 million during the three months ended September 30, 2016, and increased the allowance by $0.69 million and resulted in charge offs of $0.02 million during the nine months ended September 30, 2016.

Six commercial and industrial loans with a recorded balance of $0.16 million that have been classified as troubled debt restructurings during the past twelve months subsequently defaulted during the three and nine month periods ended September 30, 2017. These subsequent defaults resulted in an increase in the allowance of $0.02 million and $0.04 million during the three and nine month periods ended September 30, 2017, respectively and resulted in charge-offs of $0.05 million during both the three and nine month periods ended September 30, 2017. There were no troubled debt restructurings that subsequently defaulted within twelve months following the modification during the three and nine months ended September 30, 2017 for any other loan class.

There were no troubled debt restructurings that subsequently defaulted within twelve months following the modification during the three and nine months ended September 30, 2016.

A loan is considered to be in payment default generally once it is 90 days contractually past due under the modified terms.

In order to determine whether a borrower is experiencing financial difficulty, we perform an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under our internal underwriting policy.

Credit Quality Indicators – As part of our on-going monitoring of the credit quality of our loan portfolios, we track certain credit quality indicators including (a) weighted-average risk grade of commercial loans, (b) the level of classified commercial loans, (c) credit scores of mortgage and installment loan borrowers, and (d) delinquency history and non-performing loans.

For commercial loans, we use a loan rating system that is similar to those employed by state and federal banking regulators. Loans are graded on a scale of 1 to 12. A description of the general characteristics of the ratings follows:

Rating 1 through 6: These loans are generally referred to as our “non-watch” commercial credits that include very high or exceptional credit fundamentals through acceptable credit fundamentals.

Rating 7 and 8: These loans are generally referred to as our “watch” commercial credits. These ratings include loans to borrowers that exhibit potential credit weakness or downward trends. If not checked or cured these trends could weaken our asset or credit position. While potentially weak, no loss of principal or interest is envisioned with these ratings.

Rating 9: These loans are generally referred to as our “substandard accruing” commercial credits. This rating includes loans to borrowers that exhibit a well-defined weakness where payment default is probable and loss is possible if deficiencies are not corrected. Generally, loans with this rating are considered collectible as to both principal and interest primarily due to collateral coverage.

Rating 10 and 11: These loans are generally referred to as our “substandard - non-accrual” and “doubtful” commercial credits, respectively. These ratings include loans to borrowers with weaknesses that make collection of debt in full, on the basis of current facts, conditions and values at best questionable and at worst improbable. All of these loans are placed in non-accrual.

Rating 12: These loans are generally referred to as our “loss” commercial credits. This rating includes loans to borrowers that are deemed incapable of repayment and are charged-off.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

The following table summarizes loan ratings by loan class for our commercial loan segment:

	Commercial
	Non-watch 1-6	Watch 7-8	Substandard Accrual 9	Non- Accrual 10-11	Total
	(In thousands)
September 30, 2017
Income producing - real estate	$268,781	$3,037	$312	$72	$272,202
Land, land development and construction - real estate	67,730	63	—	10	67,803
Commercial and industrial	474,022	22,217	2,380	706	499,325
Total	$810,533	$25,317	$2,692	$788	$839,330
Accrued interest included in total	$1,991	$80	$9	$—	$2,080
December 31, 2016
Income producing - real estate	$282,886	$3,787	$337	$628	$287,638
Land, land development andconstruction - real estate	51,603	67	—	105	51,775
Commercial and industrial	449,365	9,788	2,998	4,431	466,582
Total	$783,854	$13,642	$3,335	$5,164	$805,995
Accrued interest included in total	$1,915	$52	$11	$—	$1,978

For each of our mortgage and installment segment classes, we generally monitor credit quality based on the credit scores of the borrowers. These credit scores are generally updated semi-annually.

The following tables summarize credit scores by loan class for our mortgage and installment loan segments:

	Mortgage(1)
	1-4 Family	Resort Lending	Home Equity 1st Lien	Home Equity 2nd Lien	Purchased Loans	Total
	(In thousands)
September 30, 2017
800 and above	$62,145	$11,336	$8,491	$8,896	$7,790	$98,658
750-799	227,676	33,287	15,619	21,092	18,559	316,233
700-749	130,480	25,629	6,583	13,819	7,978	184,489
650-699	77,357	12,441	3,304	7,970	429	101,501
600-649	26,947	4,648	1,090	2,439	—	35,124
550-599	15,547	2,777	365	1,507	—	20,196
500-549	8,766	1,404	540	1,319	—	12,029
Under 500	3,692	89	253	169	—	4,203
Unknown	9,373	1,668	299	479	120	11,939
Total	$561,983	$93,279	$36,544	$57,690	$34,876	$784,372
Accrued interest included in total	$2,134	$374	$165	$260	$93	$3,026
December 31, 2016
800 and above	$36,534	$10,484	$6,048	$8,392	$8,462	$69,920
750-799	102,382	41,999	10,006	20,113	20,984	195,484
700-749	69,337	24,727	5,706	12,360	9,115	121,245
650-699	50,621	13,798	4,106	8,167	437	77,129
600-649	25,270	5,769	1,674	3,067	—	35,780
550-599	13,747	3,030	455	1,699	—	18,931
500-549	9,215	1,438	486	981	—	12,120
Under 500	5,145	92	255	279	—	5,771
Unknown	2,290	1,711	280	179	139	4,599
Total	$314,541	$103,048	$29,016	$55,237	$39,137	$540,979
Accrued interest included in total	$1,466	$450	$111	$226	$111	$2,364
(1)	Credit scores have been updated within the last twelve months.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

	Installment(1)
	Home Equity 1st Lien	Home Equity 2nd Lien	Boat Lending	Recreational Vehicle Lending	Other	Total
	(In thousands)
September 30, 2017
800 and above	$1,085	$869	$26,168	$26,312	$10,655	$65,089
750-799	1,938	2,721	67,402	48,183	26,546	146,790
700-749	1,601	2,236	25,945	14,261	16,433	60,476
650-699	2,193	1,864	9,164	3,627	8,990	25,838
600-649	1,429	1,429	1,730	838	2,334	7,760
550-599	1,252	919	468	244	894	3,777
500-549	616	398	243	125	434	1,816
Under 500	92	56	64	11	130	353
Unknown	17	19	219	167	7,040	7,462
Total	$10,223	$10,511	$131,403	$93,768	$73,456	$319,361
Accrued interest included in total	$42	$44	$322	$236	$219	$863

December 31, 2016
800 and above	$1,354	$1,626	$21,422	$23,034	$8,911	$56,347
750-799	2,478	3,334	50,508	35,827	21,918	114,065
700-749	1,920	2,686	20,045	11,049	13,183	48,883
650-699	2,852	2,541	7,559	3,205	8,913	25,070
600-649	1,691	1,775	1,846	821	2,269	8,402
550-599	1,231	1,063	882	280	833	4,289
500-549	981	692	440	189	511	2,813
Under 500	114	220	73	16	211	634
Unknown	29	21	150	114	5,570	5,884
Total	$12,650	$13,958	$102,925	$74,535	$62,319	$266,387
Accrued interest included in total	$54	$59	$264	$203	$191	$771
(1)	Credit scores have been updated within the last twelve months.

Foreclosed residential real estate properties included in other real estate and repossessed assets on our Condensed Consolidated Statements of Financial Condition totaled $1.7 million and $1.9 million at September 30, 2017 and December 31, 2016, respectively. Retail mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements totaled $1.2 million and $1.0 million at September 30, 2017 and December 31, 2016, respectively.

5.	Shareholders’ Equity and Earnings Per Common Share

On January 23, 2017, our Board of Directors authorized a share repurchase plan (the “Repurchase Plan”) to buy back up to 5% of our outstanding common stock through December 31, 2017. We expect to accomplish the repurchases through open market transactions, though we could affect repurchases through other means, such as privately negotiated transactions. The timing and amount of any share repurchases will depend on a variety of factors, including, among others, securities law restrictions, the trading price of our common stock, regulatory requirements, potential alternative uses for capital, and our financial performance. The Repurchase Plan does not obligate us to acquire any particular amount of common stock, and it may be modified or suspended at any time at our discretion. We expect to fund any repurchases from cash on hand. We did not repurchase any shares of common stock during the nine months ended September 30, 2017.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

A reconciliation of basic and diluted net income per common share follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(In thousands, except per share amounts)
Net income	$6,859	$6,373	$18,764	$16,911
Weighted average shares outstanding(1)	21,334	21,232	21,325	21,421
Effect of stock options	138	149	144	150
Stock units for deferred compensation plan for non-employee directors	121	116	120	115
Performance share units	59	52	57	42
Restricted stock units	—	—	—	46
Weighted average shares outstanding for calculation of diluted earnings per share	21,652	21,549	21,646	21,774
Net income per common share
Basic(1)	$0.32	$0.30	$0.88	$0.79
Diluted	$0.32	$0.30	$0.87	$0.78
(1)	Basic net income per common share includes weighted average common shares outstanding during the period and participating share awards.

Weighted average stock options outstanding that were not considered in computing diluted net income per share because they were anti-dilutive were zero for both the three and nine month periods ended September 30, 2017, and totaled 0.03 million for both the three and nine month periods ended September 30, 2016.

6.	Derivative Financial Instruments

We are required to record derivatives on our Condensed Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

Our derivative financial instruments according to the type of hedge in which they are designated follows:

	September 30, 2017
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)
Cash flow hedge - pay-fixed interest rate swap agreement	$15,000	3.9	$105
No hedge designation
Rate-lock mortgage loan commitments	$36,580	0.1	$769
Mandatory commitments to sell mortgage loans	74,750	0.1	26
Pay-fixed interest rate swap agreements	52,586	7.1	52
Pay-variable interest rate swap agreements	52,586	7.1	(52)
Purchased options	3,119	3.8	277
Written options	3,119	3.8	(277)
Total	$222,740	3.5	$795

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

	December 31, 2016
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)
No hedge designation
Rate-lock mortgage loan commitments	$26,658	0.1	$646
Mandatory commitments to sell mortgage loans	61,954	0.1	630
Pay-fixed interest rate swap agreements	46,121	8.6	249
Pay-variable interest rate swap agreements	46,121	8.6	(249)
Purchased options	3,119	4.5	238
Written options	3,119	4.5	(238)
Total	$187,092	4.4	$1,276

We use variable-rate and short-term fixed-rate (less than 12 months) debt obligations to fund a portion of our balance sheet, which exposes us to variability in interest rates. To meet our asset/liability management objectives, we may periodically enter into derivative financial instruments to mitigate exposure to fluctuations in cash flows resulting from changes in interest rates (“Cash Flow Hedges”). The Cash Flow Hedge is a pay-fixed interest-rate swap that converts variable-rate cash flows on debt obligations to fixed-rates.

We record the fair value of Cash Flow Hedges in accrued income and other assets and accrued expenses and other liabilities on our Condensed Consolidated Statements of Financial Condition. On an ongoing basis, we adjust our Condensed Consolidated Statements of Financial Condition to reflect the then current fair value of Cash Flow Hedges. The related gains or losses are reported in other comprehensive income or loss and are subsequently reclassified into earnings, as a yield adjustment in the same period in which the related interest on the hedged items (variable-rate debt obligations) affect earnings. It is anticipated that approximately $0.03 million, of unrealized losses on Cash Flow Hedges at September 30, 2017 will be reclassified to earnings over the next twelve months. To the extent that the Cash Flow Hedges are not effective, the ineffective portion of the Cash Flow Hedges is immediately recognized in interest expense. The maximum term of the Cash Flow Hedge at September 30, 2017 is 3.9 years.

Certain financial derivative instruments have not been designated as hedges. The fair value of these derivative financial instruments has been recorded on our Condensed Consolidated Statements of Financial Condition and is adjusted on an ongoing basis to reflect their then current fair value. The changes in fair value of derivative financial instruments not designated as hedges are recognized in our Condensed Consolidated Statements of Operations.

In the ordinary course of business, we enter into rate-lock mortgage loan commitments with customers (“Rate-Lock Commitments”). These commitments expose us to interest rate risk. We also enter into mandatory commitments to sell mortgage loans (“Mandatory Commitments”) to reduce the impact of price fluctuations of mortgage loans held for sale and Rate-Lock Commitments. Mandatory Commitments help protect our loan sale profit margin from fluctuations in interest rates. The changes in the fair value of Rate-Lock Commitments and Mandatory Commitments are recognized currently as part of net gains on mortgage loans in our Condensed Consolidated Statements of Operations. We obtain market prices on Mandatory Commitments and Rate-Lock Commitments. Net gains on mortgage loans, as well as net income may be more volatile as a result of these derivative instruments, which are not designated as hedges.

We currently offer to our deposit customers an equity linked time deposit product (“Altitude CD”). The Altitude CD is a time deposit that provides the customer a guaranteed return of principal at maturity plus a potential equity return (a written option), while we receive a like stream of funds based on the equity return (a purchased option). The written and purchased options will generally move in opposite directions resulting in little or no net impact on our Condensed Consolidated Statements of Operations. All of the written and purchased options in the table above relate to this Altitude CD product.

We have a program that allows commercial loan customers to lock in a fixed rate for a longer period of time than we would normally offer for interest rate risk reasons. We will enter into a variable rate commercial loan and an interest rate swap agreement with a customer and then enter into an offsetting interest rate swap agreement with

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

an unrelated party. The interest rate swap agreement fair values will generally move in opposite directions resulting in little or no net impact on our Condensed Consolidated Statements of Operations. All of the interest rate swap agreements in the table above with no hedge designation relate to this program.

The following tables illustrate the impact that the derivative financial instruments discussed above have on individual line items in the Condensed Consolidated Statements of Financial Condition for the periods presented:

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	September 30, 2017		December 31, 2016		September 30, 2017		December 31, 2016
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In thousands)
Derivatives designated as hedging instruments
Pay-fixed interest rate swap agreements	Other assets	$105	Other assets	$—	Other liabilities	$—	Other liabilities	$—
Derivatives not designated as hedging instruments
Rate-lock mortgage loan commitments	Other assets	769	Other assets	646	Other liabilities	—	Other liabilities	—
Mandatory commitments to sell mortgage loans	Other assets	26	Other assets	630	Other liabilities	—	Other liabilities	—
Pay-fixed interest rate swap agreements	Other assets	424	Other assets	493	Other liabilities	372	Other liabilities	244
Pay-variable interest rate swap agreements	Other assets	372	Other assets	244	Other liabilities	424	Other liabilities	493
Purchased options	Other assets	277	Other assets	238	Other liabilities	—	Other liabilities	—
Written options	Other assets	—	Other assets	—	Other liabilities	277	Other liabilities	238
Total		1,868		2,251		1,073		975
Total derivatives		$1,973		$2,251		$1,073		$975

The effect of derivative financial instruments on the Condensed Consolidated Statements of Operations follows:

Three Month Periods Ended September 30,
	Gain Recognized in Other Comprehensive Income (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income(1)	Gain (Loss) Recognized in Income(1)
	2017	2016		2017	2016		2017	2016
	(In thousands)
Cash Flow Hedges
Pay-fixed interest rate swap agreements	$95	$—	Interest expense	$(5)	$—		$5	$—
Total	$95	$—		$(5)	$—		$5	$—
No hedge designation
Rate-lock mortgage loan commitments						Net gains on on mortage loans	$(313)	$264
Mandatory commitments to sell mortgage loans						Net gains on on mortage loans	2	94
Pay-fixed interest rate swap agreements						Interest income	52	196
Pay-variable interest rate swap agreements						Interest income	(52)	(196)
Purchased options						Interest expense	5	13
Written options						Interest expense	(5)	(13)
Total							$(311)	$358
(1)	For cash flow hedges, this location and amount refers to the ineffective portion.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Nine Month Periods Ended September 30,
	Gain Recognized in Other Comprehensive Income (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income(1)	Gain (Loss) Recognized in Income(1)
	2017	2016		2017	2016		2017	2016
	(In thousands)
Cash Flow Hedges
Pay-fixed interest rate swap agreements	$95	$—	Interest expense	$(5)	$—		$5	$—
Total	$95	$—		$(5)	$—		$5	$—

No hedge designation
Rate-lock mortgage loan commitments						Net gains on on mortage loans	$123	$613
Mandatory commitments to sell mortgage loans						Net gains on on mortage loans	(604)	(352)
Pay-fixed interest rate swap agreements						Interest income	(197)	(1,512)
Pay-variable interest rate swap agreements						Interest income	197	1,512
Purchased options						Interest expense	39	94
Written options						Interest expense	(39)	(94)
Total							$(481)	$261
(1)	For cash flow hedges, this location and amount refers to the ineffective portion.
7.	Intangible Assets

The following table summarizes intangible assets, net of amortization:

	September 30, 2017		December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Amortized intangible assets - core deposits	$6,118	$4,445	$6,118	$4,186

Amortization of other intangibles has been estimated through 2022 in the following table.

(In thousands)
Three months ending December 31, 2017	$87
2018	346
2019	346
2020	346
2021	346
2022	202
Total	$1,673
8.	Share Based Compensation

We maintain share based payment plans that include a non-employee director stock purchase plan and a long-term incentive plan that permits the issuance of share based compensation, including stock options and non-vested share awards. The long-term incentive plan, which is shareholder approved, permits the grant of

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

additional share based awards for up to 0.5 million shares of common stock as of September 30, 2017. The non-employee director stock purchase plan permits the issuance of additional share based payments for up to 0.2 million shares of common stock as of September 30, 2017. Share based awards and payments are measured at fair value at the date of grant and are expensed over the requisite service period. Common shares issued upon exercise of stock options come from currently authorized but unissued shares.

During the three month periods ended March 31, 2017 and 2016, pursuant to our long-term incentive plan, we granted 0.05 million and 0.07 million shares of restricted stock, respectively and 0.02 million and 0.03 million performance stock units (“PSU”), respectively to certain officers. The shares of restricted stock and PSUs cliff vest after a period of three years. The performance feature of the PSUs is based on a comparison of our total shareholder return over the three year period starting on the grant date to the total shareholder return over that period for a banking index of our peers. No long term incentive grants were made during the second or third quarters of 2017 or 2016.

Our directors may elect to receive a portion of their quarterly cash retainer fees in the form of common stock (either on a current basis or on a deferred basis pursuant to the non-employee director stock purchase plan referenced above). Shares equal in value to that portion of each director’s fees that he or she has elected to receive in stock are issued each quarter and vest immediately. We issued 0.006 million shares during each nine month period ended September 30, of 2017 and 2016 and expensed their value during those same periods.

Total compensation expense recognized for grants pursuant to our long-term incentive plan was $0.4 million and $1.2 million during the three and nine month periods ended September 30, 2017, respectively, and was $0.3 million and $1.1 million during the same periods in 2016, respectively. The corresponding tax benefit relating to this expense was $0.1 million and $0.4 million for the three and nine month periods ended September 30, 2017, respectively and $0.1 million and $0.4 million for the same periods in 2016. Total expense recognized for non-employee director share based payments was $0.05 million and $0.12 million during the three and nine month periods ended September 30, 2017, respectively, and was $0.03 million and $0.09 million during the same periods in 2016, respectively. The corresponding tax benefit relating to this expense was $0.02 million and $0.04 million for the three and nine month periods ended September 30, 2017, respectively and $0.01 million and $0.03 million during the same periods in 2016.

At September 30, 2017, the total expected compensation cost related to non-vested restricted stock and PSUs not yet recognized was $2.3 million. The weighted-average period over which this amount will be recognized is 2.2 years.

A summary of outstanding stock option grants and related transactions follows:

	Number of Shares	Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregated Intrinsic Value
				(In thousands)
Outstanding at January 1, 2017	211,018	$5.05
Granted	—
Exercised	(28,963)	4.03
Forfeited	—
Expired	—
Outstanding at September 30, 2017	182,055	$5.21	4.4	$3,175
Vested and expected to vest at September 30, 2017	182,055	$5.21	4.4	$3,175
Exercisable at September 30, 2017	182,055	$5.21	4.4	$3,175

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

A summary of outstanding non-vested restricted stock and PSUs and related transactions follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Outstanding at January 1, 2017	296,422	$14.52
Granted	68,473	21.07
Vested	(63,799)	14.91
Forfeited	(8,510)	15.59
Outstanding at September 30, 2017	292,586	$15.88

Certain information regarding options exercised during the periods follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(In thousands)
Intrinsic value	$39	$9	$513	$186
Cash proceeds received	$18	$5	$117	$64
Tax benefit realized	$14	$3	$180	$65
9.	Income Tax

Income tax expense was $3.2 million and $3.0 million during the three month periods ended September 30, 2017 and 2016, respectively and $8.4 million and $7.5 million during the nine months ended September 30, 2017 and 2016, respectively.

We assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at both September 30, 2017 and 2016, that the realization of substantially all of our deferred tax assets continues to be more likely than not.

We had maintained a valuation allowance against our deferred tax assets of approximately $1.1 million at December 31, 2016. This valuation allowance on our deferred tax assets related to state income taxes at Mepco. In this instance, we determined that the future realization of these particular deferred tax assets was not more likely than not. That conclusion was based on the pending sale of Mepco’s payment plan business. After accounting for the May 2017 sale of our payment plan business, all that remained of these deferred tax assets were loss carryforwards that we wrote off against the related valuation allowance during the second quarter of 2017 as we will no longer be doing business in those states.

At both September 30, 2017 and December 31, 2016, we had approximately $0.8 million, of gross unrecognized tax benefits. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the balance of 2017.

10.	Regulatory Matters

Capital guidelines adopted by federal and state regulatory agencies and restrictions imposed by law limit the amount of cash dividends our Bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the Bank’s current year net profits, combined with the retained net profits of the preceding two years. Further, the Bank cannot pay a dividend at any time that it has negative undivided profits. As of September 30, 2017, the Bank had positive undivided profits of $13.0 million. It is not our intent to have dividends paid in amounts that would reduce the capital of our Bank to levels below those which we consider prudent and in accordance with guidelines of regulatory authorities.

We are also subject to various regulatory capital requirements. The prompt corrective action regulations establish quantitative measures to ensure capital adequacy and require minimum amounts and ratios of total, Tier 1,

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

and common equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Failure to meet minimum capital requirements can result in certain mandatory, and possibly discretionary, actions by regulators that could have a material effect on our consolidated financial statements. Under capital adequacy guidelines, we must meet specific capital requirements that involve quantitative measures as well as qualitative judgments by the regulators. The most recent regulatory filings as of September 30, 2017 and December 31, 2016, categorized our Bank as well capitalized. Management is not aware of any conditions or events that would have changed the most recent Federal Deposit Insurance Corporation (“FDIC”) categorization.

On July 2, 2013, the Federal Reserve approved a final rule that establishes an integrated regulatory capital framework (the “New Capital Rules”). The rule implements in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act. In general, under the New Capital Rules, minimum requirements have increased for both the quantity and quality of capital held by banking organizations. Consistent with the international Basel framework, the New Capital Rules include a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets that applies to all supervised financial institutions. The capital conservation buffer began to phase in on January 1, 2016 with 1.25% and 0.625% added to the minimum ratio for adequately capitalized institutions for 2017 and 2016, respectively and 0.625% will be added each subsequent year until fully phased in during 2019. This capital conservation buffer is not reflected in the table that follows. To avoid limits on capital distributions and certain discretionary bonus payments we must meet the minimum ratio for adequately capitalized institutions plus the phased in buffer. The rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking organizations. As to the quality of capital, the New Capital Rules emphasize common equity Tier 1 capital, the most loss-absorbing form of capital, and implement strict eligibility criteria for regulatory capital instruments. The New Capital Rules also change the methodology for calculating risk-weighted assets to enhance risk sensitivity.

Our actual capital amounts and ratios follow:

	Actual		Minimum for Adequately Capitalized Institutions		Minimum for Well-Capitalized Institutions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
September 30, 2017
Total capital to risk-weighted assets
Consolidated	$307,278	15.14%	$162,315	8.00%	NA	NA
Independent Bank	281,228	13.87	162,210	8.00	$202,763	10.00%

Tier 1 capital to risk-weighted assets
Consolidated	$284,818	14.04%	$121,737	6.00%	NA	NA
Independent Bank	258,768	12.76	121,658	6.00	$162,210	8.00%

Common equity tier 1 capital to risk-weighted assets
Consolidated	$253,101	12.47%	$91,302	4.50%	NA	NA
Independent Bank	258,768	12.76	91,243	4.50	$131,796	6.50%

Tier 1 capital to average assets
Consolidated	$284,818	10.63%	$107,154	4.00%	NA	NA
Independent Bank	258,768	9.67	107,022	4.00	$133,778	5.00%

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

	Actual		Minimum for Adequately Capitalized Institutions		Minimum for Well-Capitalized Institutions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2016
Total capital to risk-weighted assets
Consolidated	$286,289	15.86%	$144,413	8.00%	NA	NA
Independent Bank	270,855	15.02	144,223	8.00	$180,279	10.00%

Tier 1 capital to risk-weighted assets
Consolidated	$265,405	14.70%	$108,309	6.00%	NA	NA
Independent Bank	249,971	13.87	108,167	6.00	$144,223	8.00%

Common equity tier 1 capital to risk-weighted assets
Consolidated	$238,996	13.24%	$81,232	4.50%	NA	NA
Independent Bank	249,971	13.87	81,126	4.50	$117,181	6.50%

Tier 1 capital to average assets
Consolidated	$265,405	10.50%	$101,112	4.00%	NA	NA
Independent Bank	249,971	9.90	101,019	4.00	$126,274	5.00%

NA - Not applicable

The components of our regulatory capital are as follows:

	Consolidated		Independent Bank
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
	(In thousands)
Total shareholders' equity	$267,710	$248,980	$267,406	$258,814
Add (deduct)
Accumulated other comprehensive (gain) loss for regulatory purposes	(2,140)	3,310	(2,140)	3,310
Intangible assets	(1,338)	(1,159)	(1,338)	(1,159)
Disallowed deferred tax assets	(11,131)	(12,135)	(5,160)	(10,994)
Common equity tier 1 capital	253,101	238,996	258,768	249,971
Qualifying trust preferred securities	34,500	34,500	—	—
Disallowed deferred tax assets	(2,783)	(8,091)	—	—
Tier 1 capital	284,818	265,405	258,768	249,971
Allowance for loan losses and allowance for unfunded lending commitments limited to 1.25% of total risk-weighted assets	22,460	20,884	22,460	20,884
Total risk-based capital	$307,278	$286,289	$281,228	$270,855

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

11.	Fair Value Disclosures

FASB ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in less active dealer or broker markets.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

We used the following methods and significant assumptions to estimate fair value:

Securities: Where quoted market prices are available in an active market, securities (trading or available for sale) are classified as Level 1 of the valuation hierarchy. Level 1 securities include certain preferred stocks included in our trading portfolio for which there are quoted prices in active markets. If quoted market prices are not available for the specific security, then fair values are estimated by (1) using quoted market prices of securities with similar characteristics, (2) matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices, or (3) a discounted cash flow analysis whose significant fair value inputs can generally be verified and do not typically involve judgment by management. These securities are classified as Level 2 of the valuation hierarchy and primarily include agency securities, private label mortgage-backed securities, other asset backed securities, obligations of states and political subdivisions, trust preferred securities, corporate securities and foreign government securities.

Loans held for sale: The fair value of mortgage loans held for sale is based on mortgage backed security pricing for comparable assets (recurring Level 2).

Impaired loans with specific loss allocations based on collateral value: From time to time, certain loans are considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. We measure our investment in an impaired loan based on one of three methods: the loan’s observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At September 30, 2017 and December 31, 2016, all of our impaired loans were evaluated based on either the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. When the fair value of the collateral is based on an appraised value or when an appraised value is not available we record the impaired loan as nonrecurring Level 3. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and thus will typically result in a Level 3 classification of the inputs for determining fair value.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Other real estate: At the time of acquisition, other real estate is recorded at fair value, less estimated costs to sell, which becomes the property’s new basis. Subsequent write-downs to reflect declines in value since the time of acquisition may occur from time to time and are recorded in non-interest expense-other in the Condensed Consolidated Statements of Operations. The fair value of the property used at and subsequent to the time of acquisition is typically determined by a third party appraisal of the property. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by us. Once received, an independent third party (for commercial properties over $0.25 million) or a member of our Collateral Evaluation Department (for commercial properties under $0.25 million) or a member of our Special Assets Group (for residential properties) reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. We compare the actual selling price of collateral that has been sold to the most recent appraised value of our properties to determine what additional adjustment, if any, should be made to the appraisal value to arrive at fair value. For commercial and residential properties we typically discount an appraisal to account for various factors that the appraisal excludes in its assumptions. These additional discounts generally do not result in material adjustments to the appraised value.

Capitalized mortgage loan servicing rights: The fair value of capitalized mortgage loan servicing rights is based on a valuation model used by an independent third party that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. Certain model assumptions are generally unobservable and are based upon the best information available including data relating to our own servicing portfolio, reviews of mortgage servicing assumption and valuation surveys and input from various mortgage servicers and, therefore, are recorded as Level 3. Management evaluates the third party valuation for reasonableness each quarter as part of our financial reporting control processes. Prior to January 1, 2017, capitalized mortgage loan servicing rights were accounted for using the amortization method of accounting and were measured at fair value on a non-recurring basis. During the first quarter of 2017, we adopted the fair value method of accounting for our capitalized mortgage loan servicing rights (see note #2) and are now measured at fair value on a recurring basis.

Derivatives: The fair value of rate-lock mortgage loan commitments and mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets (recurring Level 2). The fair value of interest rate swap agreements is based on a discounted cash flow analysis whose significant fair value inputs can generally be observed in the market place and do not typically involve judgment by management (recurring Level 2). The fair value of purchased and written options is based on prices of financial instruments with similar characteristics and do not typically involve judgment by management (recurring Level 2).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Assets and liabilities measured at fair value, including financial assets for which we have elected the fair value option, were as follows:

		Fair Value Measurements Using
	Fair Value Measure-ments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
	(In thousands)
September 30, 2017:
Measured at Fair Value on a Recurring Basis
Assets
Trading securities	$347	$347	$—	$—
Securities available for sale
U.S. agency	26,626	—	26,626	—
U.S. agency residential mortgage-backed	136,109	—	136,109	—
U.S. agency commercial mortgage-backed	10,736	—	10,736	—
Private label mortgage-backed	26,990	—	26,990	—
Other asset backed	108,339	—	108,339	—
Obligations of states and political subdivisions	177,176	—	177,176	—
Corporate	58,000	—	58,000	—
Trust preferred	2,800	—	2,800	—
Foreign government	2,089	—	2,089	—
Loans held for sale	47,611	—	47,611	—
Capitalized mortgage loan servicing rights	14,675	—	—	14,675
Derivatives(1)	1,973	—	1,973	—
Liabilities
Derivatives(2)	1,073	—	1,073	—

Measured at Fair Value on a Non-recurring basis:
Assets
Impaired loans(3)
Commercial
Income producing - real estate	185	—	—	185
Land, land development & construction-real estate	11	—	—	11
Commercial and industrial	878	—	—	878
Mortgage 1-4 family	509	—	—	509
Resort lending	207	—	—	207
Other real estate(4)
Mortgage 1-4 family	44	—	—	44
Resort lending	5	—	—	5
(1)	Included in accrued income and other assets
(2)	Included in accrued expenses and other liabilities
(3)	Only includes impaired loans with specific loss allocations based on collateral value.
(4)	Only includes other real estate with subsequent write downs to fair value.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

		Fair Value Measurements Using
	Fair Value Measure-ments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
	(In thousands)
December 31, 2016:
Measured at Fair Value on a Recurring Basis
Assets
Trading securities	$410	$410	$—	$—
Securities available for sale
U.S. agency	28,988	—	28,988	—
U.S. agency residential mortgage-backed	156,289	—	156,289	—
U.S. agency commercial mortgage-backed	12,632	—	12,632	—
Private label mortgage-backed	34,727	—	34,727	—
Other asset backed	146,709	—	146,709	—
Obligations of states and political subdivisions	170,899	—	170,899	—
Corporate	56,180	—	56,180	—
Trust preferred	2,579	—	2,579	—
Foreign government	1,613	—	1,613	—
Loans held for sale	35,946	—	35,946	—
Derivatives(1)	2,251	—	2,251	—
Liabilities
Derivatives(2)	975	—	975	—

Measured at Fair Value on a Non-recurring basis:
Assets
Capitalized mortgage loan servicing rights(3)	8,163	—	—	8,163
Impaired loans(4)
Commercial
Income producing - real estate	255	—	—	255
Land, land development & construction-real estate	54	—	—	54
Commercial and industrial	1,342	—	—	1,342
Mortgage 1-4 family	361	—	—	361
Other real estate(5)
Commercial
Income producing - real estate(6)	2,863	—	2,863	—
Land, land development & construction-real estate	176	—	—	176
Mortgage 1-4 family	98	—	—	98
Resort lending	133	—	—	133
(1)	Included in accrued income and other assets
(2)	Included in accrued expenses and other liabilities
(3)	Only includes servicing rights that are carried at fair value due to recognition of a valuation allowance.
(4)	Only includes impaired loans with specific loss allocations based on collateral value.
(5)	Only includes other real estate with subsequent write downs to fair value.
(6)	Level 2 valuation is based on a signed purchase agreement.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2017 and 2016.

Changes in fair values for financial assets which we have elected the fair value option for the periods presented were as follows:

	Changes in Fair Values for the Nine-Month Periods Ended September 30 for Items Measured at Fair Value Pursuant to Election of the Fair Value Option
	2017				2016
	Net Gains (Losses) on Assets		Mortgage Loan Servicing, net	Total Change in Fair Values Included in Current Period Earnings	Net Gains (Losses) on Assets		Total Change in Fair Values Included in Current Period Earnings
	Securities	Mortgage Loans			Securities	Mortgage Loans
	(In thousands)
Trading securities	$(63)	$—	$—	$(63)	$4	$—	$4
Loans held for sale	—	713	—	713	—	612	612
Capitalized mortgage loan servicing rights	—	—	(2,585)	(2,585)	—	—	—

For those items measured at fair value pursuant to our election of the fair value option, interest income is recorded within the Condensed Consolidated Statements of Operations based on the contractual amount of interest income earned on these financial assets and dividend income is recorded based on cash dividends received.

The following represent impairment charges recognized during the three and nine month periods ended September 30, 2017 and 2016 relating to assets measured at fair value on a non-recurring basis:

•	Capitalized mortgage loan servicing rights, whose individual strata are measured at fair value, had a carrying amount of $8.2 million, which is net of a valuation allowance of $2.3 million, at December 31, 2016. A recovery (charge) of $0.6 million and $(1.5) million was included in our results of operations for the three and nine month periods ending September 30, 2016.
•	Loans which are measured for impairment using the fair value of collateral for collateral dependent loans had a carrying amount of $2.5 million, with a valuation allowance of $0.7 million at September 30, 2017, and had a carrying amount of $4.0 million, with a valuation allowance of $2.0 million at December 31, 2016. The provision for loan losses included in our results of operations relating to impaired loans was a net expense of $0.3 million and $0.1 million for the three month periods ending September 30, 2017 and 2016, respectively, and a net expense of $0.5 million and $0.3 million for the nine month periods ending September 30, 2017 and 2016, respectively.
•	Other real estate, which is measured using the fair value of the property, had a carrying amount of $0.05 million which is net of a valuation allowance of $0.08 million at September 30, 2017, and a carrying amount of $3.2 million, which is net of a valuation allowance of $0.8 million, at December 31, 2016. An additional charge relating to other real estate measured at fair value of $0.03 million and $0.04 million was included in our results of operations during the three and nine month periods ended September 30, 2017, respectively and $0.37 million and $0.41 million during the same periods in 2016.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

A reconciliation for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) follows:

	Capitalized Mortgage Loan Servicing Rights
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Beginning balance	$14,515	$—	$—	$—
Change in accounting	—	—	14,213	—
Beginning balance, as adjusted	14,515	—	14,213	—
Total losses realized and unrealized:
Included in results of operations	(1,090)	—	(2,585)	—
Included in other comprehensive income	—	—	—	—
Purchases, issuances, settlements, maturities and calls	1,250	—	3,047	—
Transfers in and/or out of Level 3	—	—	—	—
Ending balance	$14,675	$—	$14,675	$—
Amount of total losses for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at September 30	$(1,090)	$—	$(2,585)	$—

As discussed above we changed the accounting for capitalized mortgage loan servicing rights during the first quarter of 2017 (see note #2) and are now measuring valuation on a recurring basis. The fair value of our capitalized mortgage loan servicing rights has been determined based on a valuation model used by an independent third party as discussed above. The significant unobservable inputs used in the fair value measurement of the capitalized mortgage loan servicing rights are discount rate, cost to service, ancillary income and float rate. Significant changes in all four of these assumptions in isolation would result in significant changes to the value of our capitalized mortgage loan servicing rights. Quantitative information about our Level 3 fair value measurements measured on a recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average
	(In thousands)
September 30, 2017
Capitalized mortgage loan servicing rights	$14,675	Present value of net servicing revenue	Discount rate	10.10%
			Cost to service	$81
			Ancillary income	23
			Float rate	2.00%

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Quantitative information about Level 3 fair value measurements measured on a non-recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average
	(In thousands)
September 30, 2017
Impaired loans
Commercial	$1,074	Sales comparison approach	Adjustment for differences between comparable sales	(2.3)%
Mortgage	716	Sales comparison approach	Adjustment for differences between comparable sales	0.3
Other real estate
Mortgage	49	Sales comparison approach	Adjustment for differences between comparable sales	5.8
December 31, 2016
Capitalized mortgage loan servicing rights	$8,163	Present value of net servicing revenue	Discount rate	10.07%
			Cost to service	$83
			Ancillary income	24
			Float rate	1.97%
Impaired loans
Commercial(1)	1,446	Sales comparison approach	Adjustment for differences between comparable sales	(1.5)%
Mortgage	361	Sales comparison approach	Adjustment for differences between comparable sales	(4.7)
Other real estate
Commercial	176	Sales comparison approach	Adjustment for differences between comparable sales	(22.5)
Mortgage	231	Sales comparison approach	Adjustment for differences between comparable sales	(5.1)
(1)	In addition to the valuation techniques and unobservable inputs discussed above, at December 31, 2016, we had an impaired collateral dependent commercial relationship that totaled $0.2 million that was primarily secured by collateral other than real estate. Collateral securing this relationship primarily included machinery and equipment and inventory. Valuation techniques included appraisals and discounting restructuring firm valuations based on estimates of value recovery of each particular asset type. Discount rates used ranged from 0% to 100% of stated values.

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding for loans held for sale for which the fair value option has been elected for the periods presented.

	Aggregate Fair Value	Difference	Contractual Principal
	(In thousands)
Loans held for sale
September 30, 2017	$47,611	$1,150	$46,461
December 31, 2016	35,946	437	35,509
12.	Fair Values of Financial Instruments

Most of our assets and liabilities are considered financial instruments. Many of these financial instruments lack an available trading market and it is our general practice and intent to hold the majority of our financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values may not be a precise estimate. Changes in assumptions could significantly affect the estimates.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

Estimated fair values have been determined using available data and methodologies that are considered suitable for each category of financial instrument. For instruments with adjustable interest rates which reprice frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances. Fair value methodologies discussed below do not necessarily represent an exit price in the determination of the fair value of these financial instruments.

Cash and due from banks and interest bearing deposits: The recorded book balance of cash and due from banks and interest bearing deposits approximate fair value and are classified as Level 1.

Interest bearing deposits - time: Interest bearing deposits - time have been valued based on a model using a benchmark yield curve plus a base spread and are classified as Level 2.

Securities: Financial instrument assets actively traded in a secondary market have been valued using quoted market prices. Trading securities are classified as Level 1 while securities available for sale are classified as Level 2 as described in note #11.

Federal Home Loan Bank and Federal Reserve Bank stock: It is not practicable to determine the fair value of FHLB and FRB stock due to restrictions placed on transferability.

Net loans and loans held for sale: The fair value of loans is calculated by discounting estimated future cash flows using estimated market discount rates that reflect credit and interest-rate risk inherent in the loans and do not necessarily represent an exit price. Loans are classified as Level 3. Impaired loans are valued at the lower of cost or fair value as described in note #11. Loans held for sale are classified as Level 2 as described in note #11. Payment plan receivables held for sale are also classified as Level 2 based on a signed purchase agreement as described in note #15.

Accrued interest receivable and payable: The recorded book balance of accrued interest receivable and payable approximate fair value and are classified at the same Level as the asset and liability they are associated with.

Derivative financial instruments: The fair value of rate-lock mortgage loan commitments and mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets, the fair value of interest rate swap agreements is based on a discounted cash flow analysis whose significant fair value inputs can generally be observed in the market place and do not typically involve judgment by management and the fair value of purchased and written options is based on prices of financial instruments with similar characteristics and do not typically involve judgment by management. Each of these instruments has been classified as Level 2 as described in note #11.

Deposits: Deposits without a stated maturity, including demand deposits, savings, NOW and money market accounts, have a fair value equal to the amount payable on demand. Each of these instruments is classified as Level 1. Deposits with a stated maturity, such as time deposits have generally been valued based on the discounted value of contractual cash flows using a discount rate approximating current market rates for liabilities with a similar maturity resulting in a Level 2 classification.

Federal funds purchased: The recorded book balance of federal funds purchased, which mature in one day, approximates fair value and is classified as Level 2.

Other borrowings: Other borrowings have been valued based on the discounted value of contractual cash flows using a discount rate approximating current market rates for liabilities with a similar maturity resulting in a Level 2 classification.

Subordinated debentures: Subordinated debentures have generally been valued based on a quoted market price of similar instruments resulting in a Level 2 classification.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

The estimated recorded book balances and fair values follow:

			Fair Value Using
	Recorded Book Balance	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
	(In thousands)
September 30, 2017
Assets
Cash and due from banks	$31,998	$31,998	$31,998	$—	$—
Interest bearing deposits	15,605	15,605	15,605	—	—
Interest bearing deposits - time	3,489	3,493	—	3,493	—
Trading securities	347	347	347	—	—
Securities available for sale	548,865	548,865	—	548,865	—
Federal Home Loan Bank and Federal Reserve Bank Stock	15,543	NA	NA	NA	NA
Net loans and loans held for sale	1,963,227	1,909,662	—	47,611	1,862,051
Accrued interest receivable	8,740	8,740	—	2,850	5,890
Derivative financial instruments	1,973	1,973	—	1,973	—

Liabilities
Deposits with no stated maturity(1)	$1,808,071	$1,808,071	$1,808,071	$—	$—
Deposits with stated maturity(1)	535,690	533,045	—	533,045	—
Federal funds purchased	3,000	3,000	—	3,000	—
Other borrowings	72,849	73,405	—	73,405	—
Subordinated debentures	35,569	28,634	—	28,634	—
Accrued interest payable	1,105	1,105	40	1,065	—
Derivative financial instruments	1,073	1,073	—	1,073	—

December 31, 2016
Assets
Cash and due from banks	$35,238	$35,238	$35,238	$—	$—
Interest bearing deposits	47,956	47,956	47,956	—	—
Interest bearing deposits - time	5,591	5,611	—	5,611	—
Trading securities	410	410	410	—	—
Securities available for sale	610,616	610,616	—	610,616	—
Federal Home Loan Bank and Federal Reserve Bank Stock	15,543	NA	NA	NA	NA
Net loans and loans held for sale(2)	1,655,335	1,629,587	—	67,321	1,562,266
Accrued interest receivable	7,316	7,316	5	2,364	4,947
Derivative financial instruments	2,251	2,251	—	2,251	—

Liabilities
Deposits with no stated maturity(1)	$1,740,601	$1,740,601	$1,740,601	$—	$—
Deposits with stated maturity(1)	485,118	483,469	—	483,469	—
Other borrowings	9,433	10,371	—	10,371	—
Subordinated debentures	35,569	25,017	—	25,017	—
Accrued interest payable	932	932	21	911	—
Derivative financial instruments	975	975	—	975	—
(1)	Deposits with no stated maturity include reciprocal deposits with a recorded book balance of $13.5 million and $7.4 million at September 30, 2017 and December 31, 2016, respectively. Deposits with a stated maturity include reciprocal deposits with a recorded book balance of $35.5 million and $31.3 million September 30, 2017 and December 31, 2016, respectively.
(2)	Net loans and loans held for sale include $31.4 million of payment plan receivables and commercial loans held for sale at December 31, 2016.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance, which is nominal and therefore are not disclosed.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.

Fair value estimates for deposit accounts do not include the value of the core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

13.	Contingent Liabilities

In December 2016, we reached a tentative settlement regarding litigation initiated against us in Wayne County, Michigan Circuit Court. The Court issued a preliminary approval of this settlement in the first quarter of 2017. This litigation concerned checking account transaction sequencing during a period from February 2009 to June 2011. Under the terms of the settlement, we have agreed to pay $2.2 million and are also responsible for class notification costs and certain other expenses which are estimated to total approximately $0.1 million (these amounts were accrued for and expensed in the fourth quarter of 2016). We expect the settlement payment to occur in the fourth quarter of 2017 or first quarter of 2018. Although, we deny any liability associated with this matter and believe we have meritorious defenses to the allegations in the complaint, given the costs and uncertainty of litigation, it was determined that this settlement was in the best interests of the organization.

We are also involved in various other litigation matters in the ordinary course of business. At the present time, we do not believe any of these matters will have a significant impact on our consolidated financial position or results of operations. The aggregate amount we have accrued for losses we consider probable as a result of these litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, we believe it is reasonably possible we may incur losses in addition to the amounts we have accrued. At this time, we estimate the maximum amount of additional losses that are reasonably possible is insignificant. However, because of a number of factors, including the fact that certain of these litigation matters are still in their early stages, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against us for damages, but do not include litigation matters where we seek to collect amounts owed to us by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, but we have excluded such matters from the disclosure contained in the preceding paragraph in all cases where we believe the possibility of us paying damages to any opposing party is remote. Risks associated with the likelihood that we will not collect the full amount owed to us, net of reserves, are disclosed elsewhere in this report.

In connection with the sale of Mepco (see note #15), we agreed to contractually indemnify the purchaser from certain losses it may incur, including as a result of its failure to collect certain receivables it purchased as part of the business as well as breaches of representations and warranties we made in the sale agreement, subject to various limitations. We have not accrued any liability related to these indemnification requirements in our September 30, 2017 Condensed Consolidated Statement of Financial Condition because we believe the likelihood of having to pay any amount as a result of these indemnification obligations is remote. However, if the purchaser is unable to collect the receivables it purchased from Mepco or otherwise encounters difficulties in operating the business, it is possible it could make one or more claims against us pursuant to the sale agreement. In that event, we may incur expenses in defending any such claims and/or amounts paid to such purchaser to resolve such claims. As of September 30, 2017 these receivables balances had declined to $22.5 million and to date the purchaser has made no claims for indemnification.

The provision for loss reimbursement on sold loans was an expense of $0.02 million and $0.07 million in the third quarter and first nine months of 2017, respectively, compared to an expense of $0.05 million and $0.03 million in the third quarter and first nine months of 2016, respectively. This provision represents our estimate of incurred

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

losses related to mortgage loans that we have sold to investors (primarily Fannie Mae, Freddie Mac, Ginnie Mae and the Federal Home Loan Bank of Indianapolis). Since we sell mortgage loans without recourse, loss reimbursements only occur in those instances where we have breached a representation or warranty or other contractual requirement related to the loan sale. The reserve for loss reimbursements on sold mortgage loans totaled $0.6 million at both September 30, 2017 and December 31, 2016, respectively. This reserve is included in accrued expenses and other liabilities in our Condensed Consolidated Statements of Financial Condition.

14.	Accumulated Other Comprehensive Loss (“AOCL”)

A summary of changes in AOCL follows:

	Unrealized Gains (Losses) on Securities Available for Sale	Dispropor- tionate Tax Effects from Securities Available for Sale	Unrealized Gains on Cash Flow Hedges	Total
	(In thousands)
For the three months ended September 30, 2017
Balances at beginning of period	$1,986	$(5,798)	$—	$(3,812)
Other comprehensive income before reclassifications	95	—	62	157
Amounts reclassified from AOCL	(5)	—	3	(2)
Net current period other comprehensive income	90	—	65	155
Balances at end of period	$2,076	$(5,798)	$65	$(3,657)
2016
Balances at beginning of period	$2,515	$(5,798)	$—	$(3,283)
Other comprehensive income before reclassifications	278	—	—	278
Amounts reclassified from AOCL	(10)	—	—	(10)
Net current period other comprehensive income	268	—	—	268
Balances at end of period	$2,783	$(5,798)	$—	$(3,015)
For the Nine months ended September 30, 2017
Balances at beginning of period	$(3,310)	$(5,798)	$—	$(9,108)
Cumulative effect of change in accounting	300	—	—	300
Balances at beginning of period, as adjusted	(3,010)	(5,798)	—	(8,808)
Other comprehensive income before reclassifications	5,167	—	62	5,229
Amounts reclassified from AOCL	(81)	—	3	(78)
Net current period other comprehensive income	5,086	—	65	5,151
Balances at end of period	$2,076	$(5,798)	$65	$(3,657)
2016
Balances at beginning of period	$(238)	$(5,798)	$—	$(6,036)
Other comprehensive income before reclassifications	3,215	—	—	3,215
Amounts reclassified from AOCL	(194)	—	—	(194)
Net current period other comprehensive income	3,021	—	—	3,021
Balances at end of period	$2,783	$(5,798)	$—	$(3,015)

We adopted ASU 2017-08 during the first quarter of 2017 using a modified retrospective approach. As a result, accumulated other comprehensive loss as of January 1, 2017 was adjusted by $0.30 million (see note #2).

The disproportionate tax effects from securities available for sale arose due to tax effects of other comprehensive income (“OCI”) in the presence of a valuation allowance against our deferred tax assets and a pretax loss from operations. Generally, the amount of income tax expense or benefit allocated to operations is determined without

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

regard to the tax effects of other categories of income or loss, such as OCI. However, an exception to the general rule is provided when, in the presence of a valuation allowance against deferred tax assets, there is a pretax loss from operations and pretax income from other categories in the current period. In such instances, income from other categories must offset the current loss from operations, the tax benefit of such offset being reflected in operations.

A summary of reclassifications out of each component of AOCL for the three months ended September 30 follows:

AOCL Component	Amount Reclassified From AOCL	Affected Line Item in Condensed Consolidated Statements of Operations
(In thousands)
2017
Unrealized gains on securities available for sale
	$8	Net gains on securities
	—	Net impairment loss recognized in earnings
	8	Total reclassifications before tax
	3	Income tax expense
	$5	Reclassifications, net of tax
Unrealized gains on cash flow hedges
	$(5)	Interest expense
	(2)	Income tax expense
	$(3)	Reclassification, net of tax
	$2	Total reclassifications for the period, net of tax
2016
Unrealized gains on securities available for sale
	$15	Net gains on securities
	—	Net impairment loss recognized in earnings
	15	Total reclassifications before tax
	5	Income tax expense
	$10	Reclassifications, net of tax

A summary of reclassifications out of each component of AOCL for the nine months ended September 30 follows:

AOCL Component	Amount Reclassified From AOCL	Affected Line Item in Condensed Consolidated Statements of Operations
(In thousands)
2017
Unrealized gains on securities available for sale
	$125	Net gains on securities
	—	Net impairment loss recognized in earnings
	125	Total reclassifications before tax
	44	Income tax expense
	$81	Reclassifications, net of tax

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

AOCL Component	Amount Reclassified From AOCL	Affected Line Item in Condensed Consolidated Statements of Operations
(In thousands)
Unrealized gains on cash flow hedges
	$(5)	Interest expense
	(2)	Income tax expense
	$(3)	Reclassification, net of tax

	$78	Total reclassifications for the period, net of tax

2016
Unrealized gains on securities available for sale
	$298	Net gains on securities
	—	Net impairment loss recognized in earnings
	298	Total reclassifications before tax
	104	Income tax expense
	$194	Reclassifications, net of tax
15.	Payment Plan Receivables and Other Assets Held for Sale

On December 30, 2016 Mepco executed an Asset Purchase Agreement (the “APA”) with Seabury Asset Management LLC (“Seabury”). Pursuant to the terms of the APA, Mepco sold its payment plan processing business to Seabury effective May 1, 2017. We received cash totaling $33.4 million and recorded no gain or loss in 2017 as the assets were sold and the liabilities were assumed at book value.

Assets sold and liabilities assumed were as follows:

	May 1, 2017	December 31, 2016
	(In thousands)
Assets sold
Payment plan receivables	$33,128	$30,582
Commerical loans	525	794
Other assets	1,765	1,984
Total assets	$35,418	$33,360
Liabilities assumed	$1,972	$718

These assets and liabilities were categorized as “held for sale” in our December 31, 2016 Condensed Consolidated Statement of Financial Condition. These assets and corresponding liabilities held for sale were carried at the lower of cost or fair value on an aggregate basis. Fair value adjustments, if any, were recorded in current earnings.

INDEPENDENT BANK CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER
FINANCIAL REPORTING

The management of Independent Bank Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to us and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, we used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that as of December 31, 2016, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. Their report immediately follows our report.

William B. Kessel President and Chief Executive Officer	Robert N. Shuster Executive Vice President and Chief Financial Officer

Independent Bank Corporation March 7, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Independent Bank Corporation
Grand Rapids, Michigan

We have audited the accompanying consolidated statements of financial condition of Independent Bank Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited Independent Bank Corporation’s internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Independent Bank Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Bank Corporation as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Independent Bank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Grand Rapids, Michigan
March 7, 2017

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2016	2015
	(In thousands, except share amounts)
ASSETS
Cash and due from banks	$35,238	$54,260
Interest bearing deposits	47,956	31,523
Cash and Cash Equivalents	83,194	85,783
Interest bearing deposits - time	5,591	11,866
Trading securities	410	148
Securities available for sale	610,616	585,484
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	15,543	15,471
Loans held for sale, carried at fair value	35,946	27,866
Payment plan receivables and other assets held for sale	33,360	—
Loans
Commercial	804,017	748,398
Mortgage	538,615	498,036
Installment	265,616	234,017
Payment plan receivables	—	34,599
Total Loans	1,608,248	1,515,050
Allowance for loan losses	(20,234)	(22,570)
Net Loans	1,588,014	1,492,480
Other real estate and repossessed assets	5,004	7,150
Property and equipment, net	40,175	43,103
Bank-owned life insurance	54,033	54,402
Deferred tax assets, net	32,818	39,635
Capitalized mortgage loan servicing rights	13,671	12,436
Vehicle service contract counterparty receivables, net	2,271	7,229
Other intangibles	1,932	2,280
Accrued income and other assets	26,372	23,733
Total Assets	$2,548,950	$2,409,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Non-interest bearing	$717,472	$659,793
Savings and interest-bearing checking	1,015,724	988,174
Reciprocal	38,657	50,207
Time	453,866	387,789
Total Deposits	2,225,719	2,085,963
Other borrowings	9,433	11,954
Subordinated debentures	35,569	35,569
Other liabilities held for sale	718	—
Accrued expenses and other liabilities	28,531	24,488
Total Liabilities	2,299,970	2,157,974

Commitments and contingent liabilities

Shareholders’ Equity
Preferred stock, no par value, 200,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value, 500,000,000 shares authorized; issued and outstanding: 21,258,092 shares at December 31, 2016 and 22,251,373 shares at December 31, 2015	323,745	339,462
Accumulated deficit	(65,657)	(82,334)
Accumulated other comprehensive loss	(9,108)	(6,036)
Total Shareholders’ Equity	248,980	251,092
Total Liabilities and Shareholders’ Equity	$2,548,950	$2,409,066

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2016	2015	2014
	(In thousands, except per share amounts)
INTEREST INCOME
Interest and fees on loans	$74,157	$70,930	$71,823
Interest on securities
Taxable	9,921	7,805	6,341
Tax-exempt	1,250	907	991
Other investments	1,195	1,200	1,400
Total Interest Income	86,523	80,842	80,555
INTEREST EXPENSE
Deposits	4,941	4,009	4,967
Other borrowings	1,941	1,847	2,332
Total Interest Expense	6,882	5,856	7,299
Net Interest Income	79,641	74,986	73,256
Provision for loan losses	(1,309)	(2,714)	(3,136)
Net Interest Income After Provision for Loan Losses	80,950	77,700	76,392
NON-INTEREST INCOME
Service charges on deposit accounts	12,406	12,389	13,446
Interchange income	7,938	8,481	8,164
Net gains (losses) on assets
Mortgage loans	10,566	7,448	5,628
Securities	563	20	329
Other than temporary impairment loss on securities
Total impairment loss	—	—	(9)
Loss recognized in other comprehensive income (loss)	—	—	—
Net impairment loss recognized in earnings	—	—	(9)
Mortgage loan servicing, net	2,222	1,751	791
Title insurance fees	1,187	1,156	995
Net gain on branch sale	—	1,193	—
Gain on extinguishment of debt	—	—	500
Other	7,416	7,692	8,931
Total Non-interest Income	42,298	40,130	38,775
NON-INTEREST EXPENSE
Compensation and employee benefits	49,579	48,186	47,221
Occupancy, net	8,023	8,369	8,912
Data processing	7,952	7,944	7,532
Furniture, fixtures and equipment	3,912	3,892	4,137
Communications	3,142	2,957	2,926
Loan and collection	2,512	3,609	5,392
Litigation settlement expense	2,300	—	—
Advertising	1,856	2,121	2,193
Legal and professional	1,742	2,013	1,969
Interchange expense	1,111	1,125	1,291
FDIC deposit insurance	1,049	1,366	1,567
Credit card and bank service fees	791	797	946
Loss on sale of payment plan business	320	—	—
Net (gains) losses on other real estate and repossessed assets	250	(180)	(500)
Provision for loss reimbursement on sold loans	30	(59)	(466)
Other	5,778	6,310	6,831
Total Non-interest Expense	90,347	88,450	89,951
Income Before Income Tax	32,901	29,380	25,216
Income tax expense	10,135	9,363	7,195
Net Income	$22,766	$20,017	$18,021
Net income per common share
Basic	$1.06	$0.88	$0.79
Diluted	$1.05	$0.86	$0.77
Cash dividends declared and paid per common share	$0.34	$0.26	$0.18

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Net income	$22,766	$20,017	$18,021
Other comprehensive income (loss)
Securities available for sale
Unrealized gain (loss) arising during period	(4,465)	(540)	5,095
Change in unrealized gains and losses for which a portion of other than temporary impairment has been recognized in earnings	40	—	398
Reclassification adjustment for other than temporary impairment included in earnings	—	—	9
Reclassification adjustments for gains included in earnings	(301)	(75)	(329)
Unrealized gains (losses) recognized in other comprehensive income (loss) on securities available for sale	(4,726)	(615)	5,173
Income tax expense (benefit)	(1,654)	(215)	1,811
Unrealized gains (losses) recognized in other comprehensive income (loss) on securities available for sale, net of tax	(3,072)	(400)	3,362
Derivative instruments
Reclassification adjustment for accretion on settled derivatives	—	—	380
Unrealized gains recognized in other comprehensive income (loss) on derivative instruments	—	—	380
Income tax expense	—	—	133
Unrealized gains recognized in other comprehensive income (loss) on derivative instruments, net of tax	—	—	247
Other comprehensive income (loss)	(3,072)	(400)	3,609
Comprehensive income	$19,694	$19,617	$21,630

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balances at January 1, 2014	$351,173	$(110,347)	$(9,245)	$231,581
Net income for 2014	—	18,021	—	18,021
Cash dividends declared, $.18 per share	—	(4,129)	—	(4,129)
Issuance of 30,828 shares of common stock	97	—	—	97
Share based compensation (issuance of 107,359 shares of common stock)	1,192	—	—	1,192
Other comprehensive income	—	—	3,609	3,609
Balances at December 31, 2014	352,462	(96,455)	(5,636)	250,371
Net income for 2015	—	20,017	—	20,017
Cash dividends declared, $.26 per share	—	(5,896)	—	(5,896)
Repurchase of 967,199 shares of common stock	(13,498)	—	—	(13,498)
Issuance of 39,610 shares of common stock	112	—	—	112
Share based compensation (issuance of 299,263 shares of common stock)	1,477	—	—	1,477
Share based compensation withholding obligation (withholding of 77,624 shares of common stock)	(1,091)	—	—	(1,091)
Other comprehensive loss	—	—	(400)	(400)
Balances at December 31, 2015	339,462	(82,334)	(6,036)	251,092
Cumulative effect of change in accounting principle	62	1,185	—	1,247
Balances at December 31, 2015, as adjusted	339,524	(81,149)	(6,036)	252,339
Net income for 2016	—	22,766	—	22,766
Cash dividends declared, $.34 per share	—	(7,274)	—	(7,274)
Repurchase of 1,153,136 shares of common stock	(16,854)	—	—	(16,854)
Issuance of 21,402 shares of common stock	82	—	—	82
Share based compensation (issuance of 180,380 shares of common stock)	1,620	—	—	1,620
Share based compensation withholding obligation (withholding of 41,927 shares of common stock)	(627)	—	—	(627)
Other comprehensive loss	—	—	(3,072)	(3,072)
Balances at December 31, 2016	$323,745	$(65,657)	$(9,108)	$248,980

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Net Income	$22,766	$20,017	$18,021
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES
Proceeds from sales of loans held for sale	324,828	288,852	228,906
Disbursements for loans held for sale	(322,342)	(285,608)	(226,550)
Provision for loan losses	(1,309)	(2,714)	(3,136)
Deferred income tax expense	8,064	8,997	8,918
Deferred loan fees	(1,911)	(1,234)	(753)
Net depreciation, amortization of intangible assets and premiums and accretion of discounts on securities, loans and interest bearing deposits - time	5,216	4,553	3,014
Net gains on mortgage loans	(10,566)	(7,448)	(5,628)
Net gains on securities	(563)	(20)	(329)
Securities impairment recognized in earnings	—	—	9
Net (gains) losses on other real estate and repossessed assets	250	(180)	(500)
Vehicle service contract counterparty contingencies	(50)	119	199
Share based compensation	1,620	1,477	1,192
Litigation settlement expense	2,300	—	—
Loss on sale of payment plan business	320	—	—
Net gain on branch sale	—	(1,193)	—
Gain on extinguishment of debt	—	—	(500)
Increase in accrued income and other assets	(5,478)	(1,387)	(2,579)
Increase (decrease) in accrued expenses and other liabilities	838	(196)	(7,213)
Total Adjustments	1,217	4,018	(4,950)
Net Cash From Operating Activities	23,983	24,035	13,071
CASH FLOW USED IN INVESTING ACTIVITIES
Proceeds from the sale of securities available for sale	64,103	12,037	14,633
Proceeds from the maturity of securities available for sale	40,530	36,808	58,220
Principal payments received on securities available for sale	162,499	130,232	84,487
Purchases of securities available for sale	(297,925)	(234,693)	(224,946)
Purchases of interest bearing deposits - time	—	(4,595)	(2,401)
Proceeds from the maturity of interest bearing deposits - time	6,253	6,222	6,719
Redemption of Federal Home Loan Bank and Federal Reserve Bank stock	371	4,906	3,814
Purchase of Federal Reserve Bank stock	(443)	(458)	(314)
Net increase in portfolio loans (loans originated, net of principal payments)	(107,472)	(74,343)	(37,195)
Purchase of portfolio loans	(15,000)	(32,872)	—
Net cash paid for branch sale	—	(7,229)	—
Proceeds from the collection of vehicle service contract counterparty receivables	4,786	1,092	385
Proceeds from the sale of other real estate and repossessed assets	4,251	6,179	18,471
Proceeds from bank-owned life insurance	2,235	—	—
Proceeds from the sale of property and equipment	416	555	309
Capital expenditures	(3,459)	(4,354)	(4,298)
Net Cash Used in Investing Activities	(138,855)	(160,513)	(82,116)
CASH FLOW FROM FINANCING ACTIVITIES
Net increase in total deposits	139,756	170,314	39,496
Net decrease in other borrowings	—	(1)	(1)
Proceeds from Federal Home Loan Bank advances	—	100	100
Payments of Federal Home Loan Bank advances	(2,521)	(615)	(4,817)
Net decrease in vehicle service contract counterparty payables	(279)	(1,180)	(2,112)
Dividends paid	(7,274)	(5,896)	(4,129)
Proceeds from issuance of common stock	82	112	97
Repurchase of common stock	(16,854)	(13,498)	—
Share based compensation withholding obligation	(627)	(1,091)	—
Redemption of subordinated debt	—	—	(4,654)
Net Cash From Financing Activities	112,283	148,245	23,980
Net Increase (Decrease) in Cash and Cash Equivalents	(2,589)	11,767	(45,065)
Cash and Cash Equivalents at Beginning of Year	85,783	74,016	119,081
Cash and Cash Equivalents at End of Year	$83,194	$85,783	$74,016
Cash paid during the year for
Interest	$6,416	$5,769	$7,365
Income taxes	563	295	216
Transfers to other real estate and repossessed assets	2,355	6,694	6,143
Transfer of payment plan receivables to vehicle service contract counterparty receivables	200	1,203	180
Purchase of securities available for sale and interest bearing deposits - time not yet settled	1,582	—	265
Transfers to payment plan receivables and other assets held for sale	33,360	—	—
Transfers to other liabilities held for sale	718	—	—

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

The accounting and reporting policies and practices of Independent Bank Corporation and subsidiaries conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. Our critical accounting policies include the determination of the AFLL, the valuation of originated mortgage loan servicing rights and the valuation of deferred tax assets. We are required to make material estimates and assumptions that are particularly susceptible to changes in the near term as we prepare the consolidated financial statements and report amounts for each of these items. Actual results may vary from these estimates.

Our subsidiary Independent Bank (“Bank”) transacts business in the single industry of commercial banking. Our Bank’s activities cover traditional phases of commercial banking, including checking and savings accounts, commercial lending, direct and indirect consumer financing and mortgage lending. Our principal markets are the rural and suburban communities across Lower Michigan and Ohio that are served by our Bank’s branches and loan production offices. We also purchase payment plans from companies (which we refer to as “counterparties”) that provide vehicle service contracts and similar products to consumers, through our wholly owned subsidiary, Mepco Finance Corporation (“Mepco”). At December 31, 2016, 72.2% of our Bank’s loan portfolio was secured by real estate.

PRINCIPLES OF CONSOLIDATION — The consolidated financial statements include the accounts of Independent Bank Corporation and its subsidiaries. The income, expenses, assets and liabilities of the subsidiaries are included in the respective accounts of the consolidated financial statements, after elimination of all material intercompany accounts and transactions.

STATEMENTS OF CASH FLOWS — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold. Generally, federal funds are sold for one-day periods. We report net cash flows for customer loan and deposit transactions, for short-term borrowings and for vehicle service contract counterparty payables.

INTEREST BEARING DEPOSITS — Interest bearing deposits consist of overnight deposits with the Federal Reserve Bank.

INTEREST BEARING DEPOSITS - TIME — Interest bearing deposits - time consist of deposits with original maturities of 3 months or more.

LOANS HELD FOR SALE — Mortgage loans originated and intended for sale in the secondary market are carried at fair value. Fair value adjustments, as well as realized gains and losses, are recorded in current earnings.

PAYMENT PLAN RECEIVABLES AND OTHER ASSETS HELD FOR SALE — On December 30, 2016 Mepco executed an Asset Purchase Agreement (the “APA”) with Seabury Asset Management LLC (“Seabury”). Pursuant to the terms of the APA, Mepco is selling its payment plan processing business, payment plan receivables ($30.6 million), commercial loans ($0.8 million) and certain other assets ($2.0 million) to Seabury, who also is assuming certain liabilities ($0.7 million) of Mepco. These assets and liabilities are categorized as “held for sale” in our December 31, 2016 Consolidated Statement of Financial Condition. This transaction is expected to close during the first half of 2017. These assets and corresponding liabilities held for sale are carried at the lower of cost or fair value on an aggregate basis. Fair value adjustments, if any, are recorded in current earnings.

OPERATING SEGMENTS — While chief decision-makers monitor the revenue streams of our various products and services, operations are managed and financial performance is evaluated as one single unit. Discrete financial information is not available other than on a consolidated basis for material lines of business. Prior to 2016, we reported on two segments: Independent Bank and Mepco. However, given the significant reduction in the size of Mepco’s business and its relative immateriality, we have now eliminated any separate segment reporting on Mepco.

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS — We recognize as separate assets the rights to service mortgage loans for others. The fair value of originated mortgage loan servicing rights has been determined based upon fair value indications for similar servicing. The mortgage loan servicing rights are amortized in proportion to and over the period of estimated net loan servicing income. We assess mortgage loan servicing rights for impairment based on the fair value of those rights. For purposes of measuring impairment, the characteristics used include interest rate, term and type. Amortization of and changes in the impairment reserve on originated mortgage loan servicing rights are included in mortgage loan servicing, net in the Consolidated Statements of Operations. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair values of mortgage loan servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. Mortgage loan servicing income is recorded for fees earned for servicing loans previously sold. The fees are generally based on a contractual percentage of the outstanding principal and are recorded as income when earned. Mortgage loan servicing fees, excluding amortization of and changes in the impairment reserve on originated mortgage loan servicing rights, totaled $4.1 million, $4.1 million and $4.2 million for the years ended December 31, 2016, 2015 and 2014, respectively. Late fees and ancillary fees related to loan servicing are not material. As of January 1, 2017, we elected the fair value measurement method for our mortgage loan servicing rights (in lieu of the amortization method). We expect the cumulative effective of this accounting change to decrease January 1, 2017 retained deficit by $0.4 million, net of tax. We will no longer record amortization of or impairment against capitalized mortgage loan servicing rights, rather we will now record capitalized mortgage loan servicing rights at fair value with subsequent changes in fair value recorded as an increase or decrease to mortgage loan servicing, net, in our Consolidated Statements of Operations.

TRANSFERS OF FINANCIAL ASSETS — Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from us, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

SECURITIES — We classify our securities as trading, held to maturity or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term and are reported at fair value with realized and unrealized gains and losses included in earnings. Securities held to maturity represent those securities for which we have the positive intent and ability to hold until maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the level-yield method. We did not have any securities held to maturity at December 31, 2016 and 2015. Securities available for sale represent those securities not classified as trading or held to maturity and are reported at fair value with unrealized gains and losses, net of applicable income taxes reported in other comprehensive income (loss).

We evaluate securities for other than temporary impairment (“OTTI”) at least on a quarterly basis and more frequently when economic or market conditions warrant such an evaluation. In performing this evaluation, management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) an assessment of whether we intend to sell, or it is more likely than not that we will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. For securities that do not meet the aforementioned recovery criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Gains and losses realized on the sale of securities available for sale are determined using the specific identification method and are recognized on a trade-date basis.

FEDERAL HOME LOAN BANK (“FHLB”) STOCK — Our Bank subsidiary is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income in interest income-other investments on the Consolidated Statements of Operations.

FEDERAL RESERVE BANK (“FRB”) STOCK — Our Bank subsidiary is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income in interest income-other investments on the Consolidated Statements of Operations.

LOAN REVENUE RECOGNITION — Interest on loans is accrued based on the principal amounts outstanding. In general, the accrual of interest income is discontinued when a loan becomes 90 days past due for commercial loans and installment loans and when a loan misses four consecutive payments for mortgage loans and the borrower’s capacity to repay the loan and collateral values appear insufficient for each loan class. However, loans may be placed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on non-accrual status regardless of whether or not such loans are considered past due if, in management’s opinion, the borrower is unable to meet payment obligations as they become due or as required by regulatory provisions. All interest accrued but not received for all loans placed on non-accrual is reversed from interest income. Payments on such loans are generally applied to the principal balance until qualifying to be returned to accrual status. A non-accrual loan may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible. Delinquency status for all classes in the commercial and installment loan segments is based on the actual number of days past due as required by the contractual terms of the loan agreement while delinquency status for mortgage loan segment classes is based on the number of payments past due.

Certain loan fees and direct loan origination costs are deferred and recognized as an adjustment of yield generally over the contractual life of the related loan. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized generally over the contractual life of the loan as an adjustment of yield. Fees on commitments that expire unused are recognized at expiration. Fees received for letters of credit are recognized as revenue over the life of the commitment.

PAYMENT PLAN RECEIVABLE REVENUE RECOGNITION — Payment plan receivables are acquired by Mepco at a discount and reported net of this discount in the Consolidated Statements of Financial Condition. This discount is accreted into interest and fees on loans in the Consolidated Statements of Operations over the life of the receivable computed on a level-yield method. All classes of payment plan receivables that have been canceled and are 90 days or more past due as required by the contractual terms of the payment plan are classified as non-accrual.

ALLOWANCE FOR LOAN LOSSES — Portfolios are disaggregated into segments for purposes of determining the allowance for loan losses (“AFLL”) which include commercial, mortgage and installment loans and prior to December 31, 2016, payment plan receivables. These segments are further disaggregated into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan segment include (i) income producing – real estate, (ii) land, land development and construction – real estate and (iii) commercial and industrial. Classes within the mortgage loan segment include (i) 1-4 family, (ii) resort lending, (iii) home equity – 1st lien, (iv) home equity – 2nd lien and beginning in 2015 (v) purchased loans. Classes within the installment loan segment include (i) home equity – 1st lien, (ii) home equity – 2nd lien, (iii) loans not secured by real estate and (iv) other. Classes within the payment plan receivables segment include (i) full refund, (ii) partial refund and (iii) other. Commercial loans are subject to adverse market conditions which may impact the borrower’s ability to make repayment on the loan or could cause a decline in the value of the collateral that secures the loan. Mortgage and installment loans and payment plan receivables are subject to adverse employment conditions in the local economy which could increase default rates. In addition, mortgage loans and real estate based installment loans are subject to adverse market conditions which could cause a decline in the value of collateral that secures the loan. For an analysis of the AFLL by portfolio segment and credit quality information by class, see note #4.

Some loans will not be repaid in full. Therefore, an AFLL is maintained at a level which represents our best estimate of losses incurred. In determining the AFLL and the related provision for loan losses, we consider four principal elements: (i) specific allocations based upon probable losses identified during the review of the loan portfolio, (ii) allocations established for other adversely rated commercial loans, (iii) allocations based principally on historical loan loss experience, and (iv) additional allocations based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolios.

The first AFLL element (specific allocations) reflects our estimate of probable incurred losses based upon our systematic review of specific loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower, discounted collateral exposure and discounted cash flow analysis. Impaired commercial, mortgage and installment loans are allocated allowance amounts using this first element. The second AFLL element (other adversely rated commercial loans) reflects the application of our loan rating system. This rating system is similar to those employed by state and federal banking regulators. Commercial loans that are rated below a certain predetermined classification are assigned a loss allocation factor for each loan classification category that is based upon a historical analysis of both the probability of default and the expected loss rate (“loss given default”). The lower the rating assigned to a loan or category, the greater the allocation percentage that is applied. The third AFLL element (historical loss allocations) is determined by assigning allocations to higher rated (“non-watch credit”) commercial loans using a probability of default and loss given default similar to the second

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AFLL element and to homogenous mortgage and installment loan groups based upon borrower credit score and portfolio segment. For homogenous mortgage and installment loans a probability of default for each homogenous pool is calculated by way of credit score migration. Historical loss data for each homogenous pool coupled with the associated probability of default is utilized to calculate an expected loss allocation rate. The fourth AFLL element (additional allocations based on subjective factors) is based on factors that cannot be associated with a specific credit or loan category and reflects our attempt to reasonably ensure that the overall AFLL appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. We consider a number of subjective factors when determining this fourth element, including local and general economic business factors and trends, portfolio concentrations and changes in the size, mix and the general terms of the overall loan portfolio.

Increases in the AFLL are recorded by a provision for loan losses charged to expense. Although we periodically allocate portions of the AFLL to specific loans and loan portfolios, the entire AFLL is available for incurred losses.

We generally charge-off commercial, homogenous residential mortgage and installment loans and payment plan receivables when they are deemed uncollectible or reach a predetermined number of days past due based on loan product, industry practice and other factors. Collection efforts may continue and recoveries may occur after a loan is charged against the AFLL.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

A loan is impaired when full payment under the loan terms is not expected. Generally, those loans included in each commercial loan class that are rated substandard, classified as non-performing or were classified as non-performing in the preceding quarter, are evaluated for impairment. Those loans included in each mortgage loan or installment loan class whose terms have been modified and considered a troubled debt restructuring are also impaired. Loans which have been modified resulting in a concession, and which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (“TDR”) and classified as impaired. We measure our investment in an impaired loan based on one of three methods: the loan’s observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. Large groups of smaller balance homogeneous loans, such as those loans included in each installment and mortgage loan class and each payment plan receivable class, are collectively evaluated for impairment and accordingly, they are not separately identified for impairment disclosures. TDR loans are measured at the present value of estimated future cash flows using the loan’s effective interest rate at inception of the loan. If a TDR is considered to be a collateral dependent loan, the loan is reported net, at the fair value of collateral. A loan can be removed from TDR status if it is subsequently restructured and the borrower is no longer experiencing financial difficulties and the newly restructured agreement does not contain any concessions to the borrower. The new agreement must specify market terms, including a contractual interest rate not less than a market interest rate for new debt with similar credit risk characteristics, and other terms no less favorable to us than those we would offer for similar new debt.

PROPERTY AND EQUIPMENT — Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. Buildings are generally depreciated over a period not exceeding 39 years and equipment is generally depreciated over periods not exceeding 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful life or lease period.

BANK OWNED LIFE INSURANCE — We have purchased a group flexible premium non-participating variable life insurance contract on approximately 267 lives (who were salaried employees at the time we purchased the contract) in order to recover the cost of providing certain employee benefits. Bank owned life insurance is recorded at its cash surrender value or the amount that can be currently realized.

OTHER REAL ESTATE AND REPOSSESSED ASSETS — Other real estate at the time of acquisition is recorded at fair value, less estimated costs to sell, which becomes the property’s new basis. Fair value is typically determined by a third party appraisal of the property. Any write-downs at date of acquisition are charged to the AFLL. Expense incurred in maintaining other real estate and subsequent write-downs to reflect declines in value and gains or losses on the sale of other real estate are recorded in the Consolidated Statements of Operations. Non-real estate repossessed assets are treated in a similar manner.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

OTHER INTANGIBLES — Other intangible assets consist of core deposits. They are initially measured at fair value and then are amortized on both straight-line and accelerated methods over their estimated useful lives, which range from 10 to 15 years.

VEHICLE SERVICE CONTRACT COUNTERPARTY RECEIVABLES, NET — These amounts represent funds due to Mepco from its counterparties for cancelled service contracts. Upon the cancellation of a service contract and the completion of the billing process to the counterparties for amounts due to Mepco, there is a decrease in the amount of “payment plan receivables” and an increase in the amount of “vehicle service contract counterparty receivables” until such time as the amount due from the counterparty is collected.

INCOME TAXES — We employ the asset and liability method of accounting for income taxes. This method establishes deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at tax rates expected to be in effect when such amounts are realized or settled. Under this method, the effect of a change in tax rates is recognized in the period that includes the enactment date. The deferred tax asset is subject to a valuation allowance for that portion of the asset for which it is more likely than not that it will not be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.

We recognize interest and/or penalties related to income tax matters in income tax expense.

We file a consolidated federal income tax return. Intercompany tax liabilities are settled as if each subsidiary filed a separate return.

COMMITMENTS TO EXTEND CREDIT AND RELATED FINANCIAL INSTRUMENTS — Financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of credit and interest-rate risk in excess of amounts reflected in the Consolidated Statements of Financial Condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. In general, we use a similar methodology to estimate our liability for these off-balance sheet credit exposures as we do for our AFLL. For commercial related commitments, we estimate liability using our loan rating system and for mortgage and installment commitments we estimate liability principally upon historical loss experience. Our estimated liability for off balance sheet commitments is included in accrued expenses and other liabilities in our Consolidated Statements of Financial Condition and any charge or recovery is recorded in non-interest expense - other in our Consolidated Statements of Operations.

DERIVATIVE FINANCIAL INSTRUMENTS — We record derivatives on our Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

At the inception of the derivative we designate the derivative as one of three types based on our intention and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“Fair Value Hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“Cash Flow Hedge”), or (3) an instrument with no hedging designation. For a Fair Value Hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a Cash Flow Hedge, the gain or loss on the derivative is reported in other comprehensive income (loss) and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. We did not have any Fair Value Hedges or Cash Flow Hedges at December 31, 2016 or 2015. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. For instruments with no hedging designation, the gain or loss on the derivative is reported in earnings. These free standing instruments currently consist of (i) mortgage banking related derivatives and include rate-lock loan commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and mandatory forward commitments for the future delivery of these mortgage loans, (ii) certain pay-fixed and pay-variable interest rate swap agreements related to commercial loan customers and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii) certain purchased and written options related to a time deposit product. Fair values of the mortgage derivatives are estimated based on mortgage backed security pricing for comparable assets. We enter into mandatory forward commitments for the future delivery of mortgage loans generally when interest rate locks are entered into in order to hedge the change in interest rates resulting from our commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on mortgage loans in the Consolidated Statements of Operations. Fair values of the pay-fixed and pay-variable interest rate swap agreements are based on discounted cash flow analyses and are included in net interest income in the Consolidated Statements of Operations. Fair values of the purchased and written options are based on prices of financial instruments with similar characteristics and are included in net interest income in the Consolidated Statements of Operations.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest expense. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income (mortgage banking related derivatives) or net interest income (interest rate swap agreements and options). Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

We formally document the relationship between derivatives and hedged items, as well as the risk- management objective and the strategy for undertaking hedge transactions, at the inception of the hedging relationship. This documentation includes linking Fair Value or Cash Flow Hedges to specific assets and liabilities on the Consolidated Statements of Financial Condition or to specific firm commitments or forecasted transactions. We also assess, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. We discontinue hedge accounting when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded in earnings. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive loss are amortized into earnings over the same periods which the hedged transactions will affect earnings.

COMPREHENSIVE INCOME — Comprehensive income consists of net income, unrealized gains and losses on securities available for sale and derivative instruments classified as cash flow hedges.

NET INCOME PER COMMON SHARE — Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and participating share awards. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. For diluted net income per common share, net income is divided by the weighted average number of common shares outstanding during the period plus the assumed exercise of stock options, restricted stock units, performance share units and stock units for a deferred compensation plan for non-employee directors.

SHARE BASED COMPENSATION — Cost is recognized for non-vested share awards issued to employees based on the fair value of these awards at the date of grant. A simulation analysis which considers potential outcomes for a large number of independent scenarios is utilized to estimate the fair value of performance share units and the market price of our common stock at the date of grant is used for other non-vested share awards. Cost is recognized over the required service period, generally defined as the vesting period. Cost is also recognized for stock issued to non-employee directors. These shares vest immediately and cost is recognized during the period they are issued.

COMMON STOCK — At December 31, 2016, 0.1 million shares of common stock were reserved for issuance under the dividend reinvestment plan and 0.4 million shares of common stock were reserved for issuance under our long-term incentive plans.

RECLASSIFICATION — Certain amounts in the 2015 and 2014 consolidated financial statements have been reclassified to conform to the 2016 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ADOPTION OF NEW ACCOUNTING STANDARDS — In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-12, “Compensation – Stock Compensation (Topic 718) – Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period”. This ASU amends existing guidance related to the accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. These amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This amended guidance became effective for us on January 1, 2016, and did not have a material impact on our consolidated operating results or financial condition.

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation (718) Improvements to Employee Share-Based Payment Accounting”. This ASU amends existing guidance in an effort to simplify certain aspects of accounting for share-based payments. The areas for simplification in this ASU include income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This amended guidance is effective for us on January 1, 2017, with early adoption permitted. We adopted this amended guidance during the second quarter of 2016 using a modified retrospective approach. The impact of this adoption was to adjust our January 1, 2016 Consolidated Statement of Financial Position to reflect cumulative effect adjustments as follows:

	January 1, 2016 Originally Presented	Cumulative Retrospective Adjustments	January 1, 2016 Adjusted
	(Dollars in thousands)
Deferred tax assets	$39,635	$1,247	$40,882
Total assets	$2,409,066	$1,247	$2,410,313
Common stock	$339,462	$62	$339,524
Accumulated deficit	$(82,334)	$1,185	$(81,149)
Total Shareholders’ Equity	$251,092	$1,247	$252,339
Total Liabilities and Shareholders’ Equity	$2,409,066	$1,247	$2,410,313

The adjustments above reflect the recording of $1.23 million of unrealized excess benefits on share based compensation and $0.06 million (impact to equity of $0.02 million after consideration of deferred taxes) for the impact of making an accounting policy election to account for forfeitures as they occur. After January 1, 2016, excess tax benefits or deficiencies resulting from share-based payments will be recognized as tax benefit or expense when they occur. Tax benefits of $0.3 million were recorded during the year ended December 31, 2016, as a result of share awards vesting and stock option exercises. In addition, we have elected to apply the amendments related to the presentation of excess tax benefits in the statement of cash flows on a prospective basis.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This ASU supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this ASU specifies the accounting for some costs to obtain or fulfill a contract with a customer. This amended guidance is effective for us on January 1, 2018, and is not expected to have a material impact on our consolidated operating results or financial condition. Financial instruments for the most part and related contractual rights and obligations which are the sources of the majority of our operating revenue are excluded from the scope of this amended guidance. In addition, for those operating revenue streams that are included in the scope of this amended guidance, based upon our review of these sources of income we do not believe they will be materially impacted by this amended guidance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. This ASU amends existing guidance related to the accounting for certain financial assets and liabilities. These amendments, among other things, requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. This amended guidance is effective for us on January 1, 2018. We have reviewed the types of financial instruments impacted by this amended guidance, including certain equity investments and liabilities measured under the fair value election, and have determined that we do not currently own any such instruments. The balance of this amended guidance is expected to impact certain disclosure items but is not expected to have any impact on our consolidated operating results or financial condition.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This ASU amends existing guidance related to the accounting for leases. These amendments, among other things, requires lessees to account for most leases on the balance sheet while recognizing expense on the income statement in a manner similar to existing guidance. For lessors the guidance modifies the classification criteria and the accounting for sales-type and direct finance leases. This amended guidance is effective for us on January 1, 2019 and is not expected to have a material impact on our consolidated operating results or financial condition. Based on a review of our operating leases that we currently have in place (see note #18) we do not expect a material change in the recognition, measurement and presentation of lease expense or impact on cash flow. While the primary impact will be the recognition of certain operating leases on our Consolidated Statements of Financial Condition, this impact is not expected to be material.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. This ASU will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For securities available for sale, allowances will be recorded rather than reducing the carrying amount as is done under the current other-than-temporary impairment model. This ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. This amended guidance is effective for us on January 1, 2020. We began evaluating this ASU in 2016 and have formed a committee that includes personnel from various areas of the Bank that meets regularly to discuss the implementation of this ASU. We are in the process of gathering data and reviewing loss methodologies as well as reviewing certain software applications that would assist us in the implementation of this ASU. While we have not yet determined what the impact will be on our consolidated operating results or financial condition by the nature of the implementation of an expected loss model compared to an incurred loss approach, we would expect our AFLL to increase under this ASU.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

Our Bank is required to maintain reserve balances in the form of vault cash and non-interest earning balances with the FRB. The average reserve balances to be maintained during 2016 and 2015 were $4.0 million and $3.2 million, respectively. We do not maintain compensating balances with correspondent banks. We are also required to maintain reserve balances related primarily to our merchant payment processing operations and for certain investment security transactions. These balances are held at unrelated financial institutions and totaled $2.4 million and $2.5 million at December 31, 2016 and 2015, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 – SECURITIES

Securities available for sale consist of the following at December 31:

	Amortized Cost	Unrealized		Fair Value
		Gains	Losses
	(In thousands)
2016
U.S. agency	$28,909	$159	$80	$28,988
U.S. agency residential mortgage-backed	156,053	1,173	937	156,289
U.S. agency commercial mortgage-backed	12,799	28	195	12,632
Private label mortgage-backed	35,035	216	524	34,727
Other asset backed	146,829	271	391	146,709
Obligations of states and political subdivisions	175,180	478	4,759	170,899
Corporate	56,356	223	399	56,180
Trust preferred	2,922	—	343	2,579
Foreign government	1,626	—	13	1,613
Total	$615,709	$2,548	$7,641	$610,616

2015
U.S. agency	$47,283	$309	$80	$47,512
U.S. agency residential mortgage-backed	195,055	1,584	583	196,056
U.S. agency commercial mortgage-backed	34,017	94	83	34,028
Private label mortgage-backed	5,061	161	319	4,903
Other asset backed	117,431	54	581	116,904
Obligations of states and political subdivisions	145,193	941	1,150	144,984
Corporate	38,895	9	290	38,614
Trust preferred	2,916	—	433	2,483
Total	$585,851	$3,152	$3,519	$585,484

Total OTTI recognized in accumulated other comprehensive loss for securities available for sale was zero at both December 31, 2016 and 2015, respectively.

Our investments’ gross unrealized losses and fair values aggregated by investment type and length of time that individual securities have been at a continuous unrealized loss position, at December 31 follows:

	Less Than Twelve Months		Twelve Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
2016
U.S. agency	$4,179	$41	$8,217	$39	$12,396	$80
U.S. agency residential mortgage-backed	62,524	732	20,857	205	83,381	937
U.S. agency commercial mortgage-backed	6,079	194	143	1	6,222	195
Private label mortgage-backed	20,545	281	1,413	243	21,958	524
Other asset backed	52,958	172	17,763	219	70,721	391
Obligations of states and political subdivisions	113,078	4,014	14,623	745	127,701	4,759
Corporate	25,546	292	2,810	107	28,356	399
Trust preferred	—	—	2,579	343	2,579	343
Foreign government	1,613	13	—	—	1,613	13
Total	$286,522	$5,739	$68,405	$1,902	$354,927	$7,641

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Less Than Twelve Months		Twelve Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
2015
U.S. agency	$12,164	$47	$6,746	$33	$18,910	$80
U.S. agency residential mortgage-backed	57,538	316	23,340	267	80,878	583
U.S. agency commercial mortgage-backed	16,747	60	2,247	23	18,994	83
Private label mortgage-backed	—	—	3,393	319	3,393	319
Other asset backed	102,660	434	5,189	147	107,849	581
Obligations of states and political subdivisions	52,493	597	12,240	553	64,733	1,150
Corporate	30,550	290	—	—	30,550	290
Trust preferred	—	—	2,483	433	2,483	433
Total	$272,152	$1,744	$55,638	$1,775	$327,790	$3,519

Our portfolio of securities available for sale is reviewed quarterly for impairment in value. In performing this review, management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) an assessment of whether we intend to sell, or it is more likely than not that we will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. For securities that do not meet the aforementioned recovery criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

U.S. agency, U.S. agency residential mortgage-backed securities and U.S. agency commercial mortgage backed securities — at December 31, 2016, we had 25 U.S. agency, 118 U.S. agency residential mortgage-backed and nine U.S. agency commercial mortgage-backed securities whose fair market value is less than amortized cost. The unrealized losses are largely attributed to increases in interest rates since acquisition and widening spreads to Treasury bonds. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Private label residential mortgage backed securities — at December 31, 2016, we had 34 of this type of security whose fair value is less than amortized cost. The unrealized losses are centered in four securities purchased prior to 2016. Two of these four securities have an impairment in excess of 10% and all four of these holdings have been impaired for more than 12 months. The unrealized losses are largely attributable to credit spread widening on these four securities since their acquisition.

These four securities are receiving principal and interest payments. Most of these transactions are pass-through structures, receiving pro rata principal and interest payments from a dedicated collateral pool. The nonreceipt of interest cash flows is not expected and thus not presently considered in our discounted cash flow methodology discussed below.

These four private label mortgage-backed securities are reviewed for OTTI utilizing a cash flow projection. The cash flow analysis forecasts cash flow from the underlying loans in each transaction and then applies these cash flows to the bonds in the securitization. Our cash flow analysis forecasts complete recovery of our cost basis for all four of these securities whose fair value is less than amortized cost.

As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no other declines discussed above are deemed to be other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other asset backed — at December 31, 2016, we had 111 other asset backed securities whose fair value is less than amortized cost. The unrealized losses are primarily due to credit spread widening and increases in interest rates since acquisition. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Obligations of states and political subdivisions — at December 31, 2016, we had 329 municipal securities whose fair value is less than amortized cost. The unrealized losses are primarily due to increases in interest rates since acquisition. Fifty-one of these securities have an impairment in excess of 10%. The larger relative impairments on obligations of states and political subdivisions is due primarily to the longer maturities of many of the securities in this portfolio and interest rate spread widening relative to treasury securities in late 2016, due in part, to market reaction to the potential for a future reduction in corporate income tax rates, which would reduce the tax benefit of owning tax-exempt securities. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Corporate — at December 31, 2016, we had 30 corporate securities whose fair value is less than amortized cost. The unrealized losses are primarily due to credit spread widening and increases in interest rates since acquisition. As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Trust preferred securities — at December 31, 2016, we had three trust preferred securities whose fair value is less than amortized cost. All of our trust preferred securities are single issue securities issued by a trust subsidiary of a bank holding company. The pricing of trust preferred securities has suffered from credit spread widening.

One of the three securities is rated by two major rating agencies as investment grade, while one (a Bank of America issuance) is rated below investment grade by two major rating agencies and the other one is non-rated. The non-rated issue is a relatively small bank and was never rated. The issuer of this non-rated trust preferred security, which had a total amortized cost of $1.0 million and total fair value of $0.8 million as of December 31, 2016, continues to have satisfactory credit metrics and make interest payments.

The following table breaks out our trust preferred securities in further detail as of December 31:

	2016		2015
	Fair Value	Net Unrealized Loss	Fair Value	Net Unrealized Loss
	(In thousands)
Trust preferred securities
Rated issues	$1,800	$(123)	$1,690	$(226)
Unrated issues	779	(220)	793	(207)

As management does not intend to liquidate these securities and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses, no declines are deemed to be other than temporary.

Foreign government — at December 31, 2016, we had one foreign government security whose fair value is less than amortized cost. The unrealized loss is primarily due to increases in interest rates since acquisition. As management does not intend to liquidate this security and it is more likely than not that we will not be required to sell this security prior to recovery of this unrealized loss, this decline is not deemed to be other than temporary.

We recorded zero credit related OTTI charges in the Consolidated Statements of Operations on securities available for sale during 2016 and 2015 and $0.01 million during 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2016, three private label residential mortgage-backed securities had credit related OTTI and are summarized as follows:

	Senior Security	Super Senior Security	Senior Support Security	Total
	(In thousands)
As of December 31, 2016
Fair value	$1,226	$1,096	$74	$2,396
Amortized cost	1,184	1,029	—	2,213
Non-credit unrealized loss	—	—	—	—
Unrealized gain	42	67	74	183
Cumulative credit related OTTI	757	457	380	1,594

Credit related OTTI recognized in our Consolidated Statements of Operations
For the years ended December 31,
2016	$—	$—	$—	$—
2015	—	—	—	—
2014	9	—	—	9

Each of these securities is receiving principal and interest payments similar to principal reductions in the underlying collateral. All three of these securities have unrealized gains at December 31, 2016. The original amortized cost for each of these securities has been permanently adjusted downward for previously recorded credit related OTTI. The unrealized loss (based on original amortized cost) for these securities is now less than previously recorded credit related OTTI amounts.

A roll forward of credit losses recognized in earnings on securities available for sale for the years ending December 31 follow:

	2016	2015	2014
	(In thousands)
Balance at beginning of year	$1,844	$1,844	$1,835
Additions to credit losses on securities for which no previous OTTI was recognized	—	—	—
Increases to credit losses on securities for which OTTI was previously recognized	—	—	9
Total	$1,844	$1,844	$1,844

The amortized cost and fair value of securities available for sale at December 31, 2016, by contractual maturity, follow:

	Amortized Cost	Fair Value
	(In thousands)
Maturing within one year	$18,728	$18,751
Maturing after one year but within five years	102,330	101,846
Maturing after five years but within ten years	79,798	78,140
Maturing after ten years	64,137	61,522
	264,993	260,259
U.S. agency residential mortgage-backed	156,053	156,289
U.S. agency commercial mortgage-backed	12,799	12,632
Private label mortgage-backed	35,035	34,727
Other asset backed	146,829	146,709
Total	$615,709	$610,616

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The actual maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

A summary of proceeds from the sale of securities available for sale and gains and losses for the years ended December 31 follow:

	Proceeds	Realized Gains(1)	Losses(2)
	(In thousands)
2016	$64,103	$354	$53
2015	12,037	75	—
2014	14,633	329	—
(1)	Gains in 2014 exclude $0.3 million of realized gain related to a U.S. Treasury short position.
(2)	Losses in 2014 exclude $0.01 million of credit related OTTI recognized in earnings.

During 2016, 2015 and 2014, our trading securities consisted of various preferred stocks. During each of those years, we recognized gains (losses) on trading securities of $0.26 million, $(0.06) million and $(0.30) million, respectively, that are included in net gains on securities in the Consolidated Statements of Operations. All of these amounts relate to gains (losses) recognized on trading securities still held at December 31, 2016 and 2015.

Securities available for sale with a book value of $2.4 million and $1.1 million at December 31, 2016 and 2015, respectively, were pledged to secure borrowings, derivatives, public deposits and for other purposes as required by law. There were no investment obligations of state and political subdivisions that were payable from or secured by the same source of revenue or taxing authority that exceeded 10% of consolidated shareholders’ equity at December 31, 2016 or 2015.

NOTE 4 – LOANS AND PAYMENT PLAN RECEIVABLES

Our loan portfolios at December 31 follow:

	2016	2015
	(In thousands)
Real estate(1)
Residential first mortgages	$453,348	$432,215
Residential home equity and other junior mortgages	105,550	106,297
Construction and land development	77,287	62,629
Other(2)	525,748	498,706
Consumer	234,632	193,350
Commercial	206,607	180,424
Agricultural	5,076	6,830
Payment plan receivables(3)	—	34,599
Total loans	$1,608,248	$1,515,050
(1)	Includes both residential and non-residential commercial loans secured by real estate.
(2)	Includes loans secured by multi-family residential and non-farm, non-residential property.
(3)	Payment plan receivables were reclassified to held for sale at December 31, 2016. See note #1.

Loans include net deferred loan costs of $4.1 million and $2.2 million at December 31, 2016 and 2015, respectively. Payment plan receivables totaling $36.9 million at December 31, 2015, are presented net of unamortized discount of $2.3 million at December 31, 2015. These payment plan receivables had effective yields of 13% at December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In August 2016 and December 2015, we purchased $15.0 million and $32.6 million, respectively of single-family residential fixed rate jumbo mortgage loans from two separate Michigan-based financial institutions. These mortgage loans were all on properties located in Michigan, had weighted average interest rates (after a 0.25% servicing fee) of 3.65% and 3.94%, respectively and weighted average remaining contractual maturities of 332 months and 344 months, respectively.

An analysis of the allowance for loan losses by portfolio segment for the years ended December 31 follows:

	Commercial	Mortgage	Installment	Payment Plan Receivables	Subjective Allocation	Total
	(In thousands)
2016
Balance at beginning of period	$5,670	$10,391	$1,181	$56	$5,272	$22,570
Additions (deductions)
Provision for loan losses	(1,945)	(158)	401	(4)	397	(1,309)
Recoveries credited to allowance	2,472	1,047	1,100	—	—	4,619
Loans charged against the allowance	(1,317)	(2,599)	(1,671)	—	—	(5,587)
Reclassification to loans held for sale	—	—	—	(52)	(7)	(59)
Balance at end of period	$4,880	$8,681	$1,011	$—	$5,662	$20,234

2015
Balance at beginning of period	$5,445	$13,444	$1,814	$64	$5,223	$25,990
Additions (deductions)
Provision for loan losses	(737)	(1,744)	(274)	(8)	49	(2,714)
Recoveries credited to allowance	2,656	1,258	1,108	—	—	5,022
Loans charged against the allowance	(1,694)	(2,567)	(1,467)	—	—	(5,728)
Balance at end of period	$5,670	$10,391	$1,181	$56	$5,272	$22,570

2014
Balance at beginning of period	$6,827	$17,195	$2,246	$97	$5,960	$32,325
Additions (deductions)
Provision for loan losses	(1,683)	(1,029)	349	(36)	(737)	(3,136)
Recoveries credited to allowance	4,914	1,397	1,104	5	—	7,420
Loans charged against the allowance	(4,613)	(4,119)	(1,885)	(2)	—	(10,619)
Balance at end of period	$5,445	$13,444	$1,814	$64	$5,223	$25,990

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for loan losses and recorded investment in loans by portfolio segment follows:

	Commercial	Mortgage	Installment	Payment Plan Receivables	Subjective Allocation	Total
	(In thousands)
2016
Allowance for loan losses:
Individually evaluated for impairment	$2,244	$6,579	$329	$—	$—	$9,152
Collectively evaluated for impairment	2,636	2,102	682	—	5,662	11,082
Total ending allowance balance	$4,880	$8,681	$1,011	$—	$5,662	$20,234

Loans
Individually evaluated for impairment	$15,767	$59,151	$4,913	$—		$79,831
Collectively evaluated for impairment	790,228	481,828	261,474	—		1,533,530
Total loans recorded investment	805,995	540,979	266,387	—		1,613,361
Accrued interest included in recorded investment	1,978	2,364	771	—		5,113
Total loans	$804,017	$538,615	$265,616	$—		$1,608,248

2015
Allowance for loan losses:
Individually evaluated for impairment	$2,708	$7,818	$457	$—	$—	$10,983
Collectively evaluated for impairment	2,962	2,573	724	56	5,272	11,587
Total ending allowance balance	$5,670	$10,391	$1,181	$56	$5,272	$22,570

Loans
Individually evaluated for impairment	$16,868	$66,375	$5,888	$—		$89,131
Collectively evaluated for impairment	733,399	433,931	228,827	34,599		1,430,756
Total loans recorded investment	750,267	500,306	234,715	34,599		1,519,887
Accrued interest included in recorded investment	1,869	2,270	698	—		4,837
Total loans	$748,398	$498,036	$234,017	$34,599		$1,515,050

Non-performing loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. If these loans had continued to accrue interest in accordance with their original terms, approximately $0.5 million, $0.6 million and $0.8 million of interest income would have been recognized in 2016, 2015 and 2014, respectively. Interest income recorded on these loans was approximately zero during the years ended 2016, 2015 and 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans on non-accrual status and past due more than 90 days (“Non-performing Loans”) at December 31 follow:

	90+ and Still Accruing	Non- Accrual	Total Non- Performing Loans
	(In thousands)
2016
Commercial
Income producing - real estate	$—	$628	$628
Land, land development and construction - real estate	—	105	105
Commercial and industrial	—	4,430	4,430
Mortgage
1-4 family	—	5,248	5,248
Resort lending	—	1,507	1,507
Home equity - 1st lien	—	222	222
Home equity - 2nd lien	—	317	317
Purchased loans	—	—	—
Installment
Home equity - 1st lien	—	266	266
Home equity - 2nd lien	—	289	289
Loans not secured by real estate	—	351	351
Other	—	1	1
Total recorded investment	$—	$13,364	$13,364
Accrued interest included in recorded investment	$—	$—	$—
2015
Commercial
Income producing - real estate	$—	$1,027	$1,027
Land, land development and construction - real estate	49	401	450
Commercial and industrial	69	2,028	2,097
Mortgage
1-4 family	—	4,744	4,744
Resort lending	—	1,094	1,094
Home equity - 1st lien	—	187	187
Home equity - 2nd lien	—	147	147
Purchased loans	—	2	2
Installment
Home equity - 1st lien	—	106	106
Home equity - 2nd lien	—	443	443
Loans not secured by real estate	—	421	421
Other	—	2	2
Payment plan receivables
Full refund	—	2	2
Partial refund	—	2	2
Other	—	1	1
Total recorded investment	$118	$10,607	$10,725
Accrued interest included in recorded investment	$2	$—	$2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

An aging analysis of loans by class at December 31 follows:

	Loans Past Due				Loans not Past Due	Total Loans
	30-59 days	60-89 days	90+ days	Total
	(In thousands)
2016
Commercial
Income producing - real estate	$—	$—	$383	$383	$287,255	$287,638
Land, land development and construction - real estate	74	—	31	105	51,670	51,775
Commercial and industrial	100	1,385	66	1,551	465,031	466,582
Mortgage
1-4 family	2,361	869	5,248	8,478	306,063	314,541
Resort lending	—	—	1,507	1,507	101,541	103,048
Home equity - 1st lien	149	—	222	371	28,645	29,016
Home equity - 2nd lien	470	218	317	1,005	54,232	55,237
Purchased loans	13	2	—	15	39,122	39,137
Installment
Home equity - 1st lien	311	48	266	625	12,025	12,650
Home equity - 2nd lien	238	41	289	568	13,390	13,958
Loans not secured by real estate	533	95	351	979	236,022	237,001
Other	8	1	1	10	2,768	2,778
Total recorded investment	$4,257	$2,659	$8,681	$15,597	$1,597,764	$1,613,361
Accrued interest included in recorded investment	$45	$19	$—	$64	$5,049	$5,113

2015
Commercial
Income producing - real estate	$203	$209	$647	$1,059	$305,155	$306,214
Land, land development and construction - real estate	—	—	252	252	44,231	44,483
Commercial and industrial	785	16	151	952	398,618	399,570
Mortgage
1-4 family	1,943	640	4,744	7,327	269,880	277,207
Resort lending	307	—	1,094	1,401	114,619	116,020
Home equity - 1st lien	50	—	187	237	22,327	22,564
Home equity - 2nd lien	439	54	147	640	50,618	51,258
Purchased loans	9	1	2	12	33,245	33,257
Installment
Home equity - 1st lien	315	107	106	528	16,707	17,235
Home equity - 2nd lien	231	149	443	823	19,727	20,550
Loans not secured by real estate	567	83	421	1,071	193,680	194,751
Other	15	3	2	20	2,159	2,179
Payment plan receivables
Full refund	492	62	2	556	21,294	21,850
Partial refund	415	228	2	645	5,834	6,479
Other	110	3	1	114	6,156	6,270
Total recorded investment	$5,881	$1,555	$8,201	$15,637	$1,504,250	$1,519,887
Accrued interest included in recorded investment	$53	$17	$2	$72	$4,765	$4,837

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impaired loans are as follows:

	December 31,
	2016	2015
	(In thousands)
Impaired loans with no allocated allowance
TDR	$1,782	$2,518
Non - TDR	1,107	203
Impaired loans with an allocated allowance
TDR - allowance based on collateral	3,527	4,810
TDR - allowance based on present value cash flow	72,613	81,002
Non - TDR - allowance based on collateral	491	260
Non - TDR - allowance based on present value cash flow	—	—
Total impaired loans	$79,520	$88,793

Amount of allowance for loan losses allocated
TDR - allowance based on collateral	$1,868	$2,436
TDR - allowance based on present value cash flow	7,146	8,471
Non - TDR - allowance based on collateral	138	76
Non - TDR - allowance based on present value cash flow	—	—
Total amount of allowance for loan losses allocated	$9,152	$10,983

Impaired loans by class as of December 31 are as follows(1):

	2016			2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(In thousands)
With no related allowance recorded:
Commercial
Income producing - real estate	$517	$768	$—	$641	$851	$—
Land, land development & construction-real estate	31	709	—	818	1,393	—
Commercial and industrial	2,341	3,261	—	1,245	1,241	—
Mortgage
1-4 family	2	387	—	23	183	—
Resort lending	—	—	—	—	—	—
Home equity - 1st lien	—	—	—	—	—	—
Home equity - 2nd lien	—	—	—	—	—	—
Installment
Home equity - 1st lien	—	66	—	—	76	—
Home equity - 2nd lien	—	—	—	—	—	—
Loans not secured by real estate	—	—	—	—	—	—
Other	—	—	—	—	—	—
	2,891	5,191	—	2,727	3,744	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2016			2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(In thousands)
With an allowance recorded:
Commercial
Income producing - real estate	7,737	7,880	554	8,377	9,232	516
Land, land development & construction-real estate	239	244	36	1,690	1,778	296
Commercial and industrial	4,902	5,246	1,654	4,097	4,439	1,896
Mortgage
1-4 family	41,701	43,479	4,100	47,792	49,808	5,132
Resort lending	16,898	16,931	2,453	18,148	18,319	2,662
Home equity - 1st lien	235	242	10	168	172	9
Home equity - 2nd lien	315	398	16	244	325	15
Installment
Home equity - 1st lien	1,994	2,117	118	2,364	2,492	143
Home equity - 2nd lien	2,415	2,443	182	2,929	2,951	271
Loans not secured by real estate	504	540	29	587	658	42
Other	—	—	—	8	8	1
	76,940	79,520	9,152	86,404	90,182	10,983
Total
Commercial
Income producing - real estate	8,254	8,648	554	9,018	10,083	516
Land, land development & construction-real estate	270	953	36	2,508	3,171	296
Commercial and industrial	7,243	8,507	1,654	5,342	5,680	1,896
Mortgage
1-4 family	41,703	43,866	4,100	47,815	49,991	5,132
Resort lending	16,898	16,931	2,453	18,148	18,319	2,662
Home equity - 1st lien	235	242	10	168	172	9
Home equity - 2nd lien	315	398	16	244	325	15
Installment
Home equity - 1st lien	1,994	2,183	118	2,364	2,568	143
Home equity - 2nd lien	2,415	2,443	182	2,929	2,951	271
Loans not secured by real estate	504	540	29	587	658	42
Other	—	—	—	8	8	1
Total	$79,831	$84,711	$9,152	$89,131	$93,926	$10,983
Accrued interest included in recorded investment	$311			$338
(1)	There were no impaired payment plan receivables or purchased mortgage loans at December 31, 2016 or 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Average recorded investment in and interest income earned on impaired loans by class for the years ended December 31 follows(1):

	2016		2015		2014
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With no related allowance recorded:
Commercial
Income producing - real estate	$609	$2	$4,520	$387	$7,660	$250
Land, land development & construction-real estate	330	7	952	79	1,145	64
Commercial and industrial	961	54	2,125	257	3,351	152
Mortgage
1-4 family	10	16	19	11	29	—
Resort lending	—	—	12	—	40	1
Home equity - 1st lien	—	—	—	—	—	—
Home equity - 2nd lien	—	—	—	—	—	—
Installment
Home equity - 1st lien	—	5	—	5	—	2
Home equity - 2nd lien	3	—	—	—	—	—
Loans not secured by real estate	—	—	—	—	—	—
Other	—	—	—	—	—	—
	1,913	84	7,628	739	12,225	469
With an allowance recorded:
Commercial
Income producing - real estate	8,069	427	12,677	439	12,772	677
Land, land development & construction-real estate	1,129	31	2,219	54	3,939	149
Commercial and industrial	5,723	189	6,663	104	8,500	294
Mortgage
1-4 family	44,923	1,918	50,421	2,140	55,877	2,286
Resort lending	17,544	619	18,448	670	19,458	753
Home equity - 1st lien	226	10	161	8	160	6
Home equity - 2nd lien	248	14	172	13	57	2
Installment
Home equity - 1st lien	2,185	147	2,539	176	2,837	174
Home equity - 2nd lien	2,661	162	3,055	193	3,359	188
Loans not secured by real estate	546	35	653	37	719	35
Other	4	—	10	1	14	1
	83,258	3,552	97,018	3,835	107,692	4,565

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2016		2015		2014
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(In thousands)
Total
Commercial
Income producing - real estate	8,678	429	17,197	826	20,432	927
Land, land development & construction-real estate	1,459	38	3,171	133	5,084	213
Commercial and industrial	6,684	243	8,788	361	11,851	446
Mortgage
1-4 family	44,933	1,934	50,440	2,151	55,906	2,286
Resort lending	17,544	619	18,460	670	19,498	754
Home equity - 1st lien	226	10	161	8	160	6
Home equity - 2nd lien	248	14	172	13	57	2
Installment
Home equity - 1st lien	2,185	152	2,539	181	2,837	176
Home equity - 2nd lien	2,664	162	3,055	193	3,359	188
Loans not secured by real estate	546	35	653	37	719	35
Other	4	—	10	1	14	1
Total	$85,171	$3,636	$104,646	$4,574	$119,917	$5,034
(1)	There were no impaired payment plan receivables or purchased mortgage loans during the years ending December 31, 2016, 2015 and 2014.

Our average investment in impaired loans was approximately $85.2 million, $104.6 million and $119.9 million in 2016, 2015 and 2014, respectively. Cash receipts on impaired loans on non-accrual status are generally applied to the principal balance. Interest income recognized on impaired loans was approximately $3.6 million, $4.6 million and $5.0 million in 2016, 2015 and 2014, respectively, of which the majority of these amounts were received in cash and related primarily to performing TDR’s.

Troubled debt restructurings at December 31 follow:

	2016
	Commercial	Retail(1)		Total
	(In thousands)
Performing TDR's	$10,560	$59,726		$70,286
Non-performing TDR's(2)	3,565	4,071	(3)	7,636
Total	$14,125	$63,797		$77,922
	2015
	Commercial	Retail(1)		Total
	(In thousands)
Performing TDR's	$13,318	$68,194		$81,512
Non-performing TDR's(2)	3,041	3,777	(3)	6,818
Total	$16,359	$71,971		$88,330
(1)	Retail loans include mortgage and installment loan segments.
(2)	Included in non-performing loans table above.
(3)	Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We have allocated $9.0 million and $10.9 million of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2016 and 2015, respectively. We have committed to lend additional amounts totaling up to $0.04 million at both December 31, 2016 and 2015, respectively, to customers with outstanding loans that are classified as troubled debt restructurings.

The terms of certain loans were modified as troubled debt restructurings and generally included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan have generally been for periods ranging from 9 months to 36 months but have extended to as much as 480 months in certain circumstances. Modifications involving an extension of the maturity date have generally been for periods ranging from 1 month to 60 months but have extended to as much as 230 months in certain circumstances.

Loans that have been classified as troubled debt restructurings during the years ended December 31 follow(1):

	Number of Contracts	Pre-modification Recorded Balance	Post-modification Recorded Balance
	(Dollars in thousands)
2016
Commercial
Income producing - real estate	4	$290	$290
Land, land development & construction-real estate	—	—	—
Commercial and industrial	9	2,044	2,027
Mortgage
1-4 family	9	927	1,004
Resort lending	1	116	117
Home equity - 1st lien	1	107	78
Home equity - 2nd lien	2	77	78
Installment
Home equity - 1st lien	6	141	145
Home equity - 2nd lien	6	154	157
Loans not secured by real estate	2	46	46
Other	—	—	—
Total	40	$3,902	$3,942

2015
Commercial
Income producing - real estate	2	$229	$227
Land, land development & construction-real estate	—	—	—
Commercial and industrial	17	3,188	2,960
Mortgage
1-4 family	8	1,345	1,128
Resort lending	1	313	307
Home equity - 1st lien	1	20	20
Home equity - 2nd lien	1	27	27
Installment
Home equity - 1st lien	6	220	186
Home equity - 2nd lien	8	228	217
Loans not secured by real estate	2	19	25
Other	—	—	—
Total	46	$5,589	$5,097

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Number of Contracts	Pre-modification Recorded Balance	Post-modification Recorded Balance
	(Dollars in thousands)
2014
Commercial
Income producing - real estate	4	$426	$389
Land, land development & construction-real estate	2	55	44
Commercial and industrial	13	2,236	1,606
Mortgage
1-4 family	15	1,576	1,570
Resort lending	6	1,583	1,572
Home equity - 1st lien	1	17	14
Home equity - 2nd lien	1	85	84
Installment
Home equity - 1st lien	13	631	523
Home equity - 2nd lien	9	400	400
Loans not secured by real estate	6	114	106
Other	—	—	—
Total	70	$7,123	$6,308
(1)	There were no payment plan receivables or purchased mortgage loans classified as troubled debt restructurings during the years ending 2016, 2015 and 2014.

The troubled debt restructurings described above increased (decreased) the AFLL by $(0.1) million, $0.4 million and $0.2 million during the years ended December 31, 2016, 2015 and 2014, respectively and resulted in charge offs of $0.53 million, $0.16 million and $0.04 million during the years ended December 31, 2016, 2015 and 2014, respectively.

Loans that have been classified as troubled debt restructured during the past twelve months and that have subsequently defaulted during the years ended December 31 follows:

	Number of Contracts	Recorded Balance
(Dollars in thousands)
2016
Commercial
Income producing - real estate	—	$—
Land, land development & construction-real estate	—	—
Commercial and industrial	1	1,767
Mortgage
1-4 family	—	—
Resort lending	—	—
Home equity - 1st lien	—	—
Home equity - 2nd lien	—	—
Installment
Home equity - 1st lien	—	—
Home equity - 2nd lien	—	—
Loans not secured by real estate	—	—
Other	—	—
Total	1	$1,767

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Number of Contracts	Recorded Balance
(Dollars in thousands)
2015
Commercial
Income producing - real estate	—	$—
Land, land development & construction-real estate	—	—
Commercial and industrial	2	157
Mortgage
1-4 family	2	73
Resort lending	—	—
Home equity - 1st lien	—	—
Home equity - 2nd lien	—	—
Installment
Home equity - 1st lien	—	—
Home equity - 2nd lien	—	—
Loans not secured by real estate	1	4
Other	—	—
Total	5	$234

2014
Commercial
Income producing - real estate	—	$—
Land, land development & construction-real estate	—	—
Commercial and industrial	2	319
Mortgage
1-4 family	1	125
Resort lending	—	—
Home equity - 1st lien	—	—
Home equity - 2nd lien	—	—
Installment
Home equity - 1st lien	—	—
Home equity - 2nd lien	—	—
Loans not secured by real estate	—	—
Other	—	—
Total	3	$444

A loan is generally considered to be in payment default once it is 90 days contractually past due under the modified terms for commercial loans and installment loans and when four consecutive payments are missed for mortgage loans.

The troubled debt restructurings that subsequently defaulted described above increased (decreased) the AFLL by $(0.17) million, $(0.03) million and $0.02 million during the years ended December 31, 2016, 2015 and 2014, respectively and resulted in charge offs of $0.51 million, zero and zero during the years ended December 31, 2016, 2015 and 2014, respectively.

The terms of certain other loans were modified during the years ending December 31, 2016, 2015 and 2014 that did not meet the definition of a troubled debt restructuring. The modification of these loans could have included modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to determine whether a borrower is experiencing financial difficulty, we perform an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under our internal underwriting policy.

Credit Quality Indicators – As part of our on on-going monitoring of the credit quality of our loan portfolios, we track certain credit quality indicators including (a) weighted-average risk grade of commercial loans, (b) the level of classified commercial loans, (c) credit scores of mortgage and installment loan borrowers, (d) financial performance of certain counterparties for payment plan receivables and (e) delinquency history and non-performing loans.

For commercial loans, we use a loan rating system that is similar to those employed by state and federal banking regulators. Loans are graded on a scale of 1 to 12. A description of the general characteristics of the ratings follows:

Rating 1 through 6: These loans are generally referred to as our “non-watch” commercial credits that include very high or exceptional credit fundamentals through acceptable credit fundamentals.

Rating 7 and 8: These loans are generally referred to as our “watch” commercial credits. This rating includes loans to borrowers that exhibit potential credit weakness or downward trends. If not checked or cured these trends could weaken our asset or credit position. While potentially weak, no loss of principal or interest is envisioned with these ratings.

Rating 9: These loans are generally referred to as our “substandard accruing” commercial credits. This rating includes loans to borrowers that exhibit a well-defined weakness where payment default is probable and loss is possible if deficiencies are not corrected. Generally, loans with this rating are considered collectible as to both principal and interest primarily due to collateral coverage.

Rating 10 and 11: These loans are generally referred to as our “substandard - non-accrual” and “doubtful” commercial credits. This rating includes loans to borrowers with weaknesses that make collection of debt in full, on the basis of current facts, conditions and values at best questionable and at worst improbable. All of these loans are placed in non-accrual.

Rating 12: These loans are generally referred to as our “loss” commercial credits. This rating includes loans to borrowers that are deemed incapable of repayment and are charged-off.

The following table summarizes loan ratings by loan class for our commercial loan segment at December 31:

	Commercial
	Non-watch 1-6	Watch 7-8	Substandard Accrual 9	Non- Accrual 10-11	Total
	(In thousands)
2016
Income producing - real estate	$282,886	$3,787	$337	$628	$287,638
Land, land development and construction - real estate	51,603	67	—	105	51,775
Commercial and industrial	449,365	9,788	2,998	4,431	466,582
Total	$783,854	$13,642	$3,335	$5,164	$805,995
Accrued interest included in total	$1,915	$52	$11	$—	$1,978

2015
Income producing - real estate	$296,898	$6,866	$1,423	$1,027	$306,214
Land, land development and construction - real estate	40,844	2,995	243	401	44,483
Commercial and industrial	371,357	19,502	6,683	2,028	399,570
Total	$709,099	$29,363	$8,349	$3,456	$750,267
Accrued interest included in total	$1,729	$108	$32	$—	$1,869

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For each of our mortgage and installment segment classes we generally monitor credit quality based on the credit scores of the borrowers. These credit scores are generally updated semi-annually. The following tables summarize credit scores by loan class for our mortgage and installment loan segments at December 31:

	Mortgage(1)
	1-4 Family	Resort Lending	Home Equity 1st Lien	Home Equity 2nd Lien	Purchased Loans	Total
	(In thousands)
2016
800 and above	$36,534	$10,484	$6,048	$8,392	$8,462	$69,920
750-799	102,382	41,999	10,006	20,113	20,984	195,484
700-749	69,337	24,727	5,706	12,360	9,115	121,245
650-699	50,621	13,798	4,106	8,167	437	77,129
600-649	25,270	5,769	1,674	3,067	—	35,780
550-599	13,747	3,030	455	1,699	—	18,931
500-549	9,215	1,438	486	981	—	12,120
Under 500	5,145	92	255	279	—	5,771
Unknown	2,290	1,711	280	179	139	4,599
Total	$314,541	$103,048	$29,016	$55,237	$39,137	$540,979
Accrued interest included in total	$1,466	$450	$111	$226	$111	$2,364

2015
800 and above	$28,760	$13,943	$4,374	$7,696	$2,310	$57,083
750-799	78,802	40,888	7,137	17,405	23,283	167,515
700-749	56,519	31,980	4,341	11,022	6,940	110,802
650-699	51,813	17,433	3,203	7,691	—	80,140
600-649	27,966	4,991	1,467	3,684	—	38,108
550-599	16,714	3,070	1,027	1,918	—	22,729
500-549	10,610	1,051	572	1,295	—	13,528
Under 500	4,708	554	244	265	—	5,771
Unknown	1,315	2,110	199	282	724	4,630
Total	$277,207	$116,020	$22,564	$51,258	$33,257	$500,306
Accrued interest included in total	$1,396	$477	$87	$196	$114	$2,270
(1)	Credit scores have been updated within the last twelve months.
	Installment(1)
	Home Equity 1st Lien	Home Equity 2nd Lien	Loans not Secured by Real Estate	Other	Total
	(In thousands)
2016
800 and above	$1,354	$1,626	$53,281	$86	$56,347
750-799	2,478	3,334	107,460	793	114,065
700-749	1,920	2,686	43,456	821	48,883
650-699	2,852	2,541	19,053	624	25,070
600-649	1,691	1,775	4,638	298	8,402
550-599	1,231	1,063	1,942	53	4,289
500-549	981	692	1,095	45	2,813
Under 500	114	220	276	24	634
Unknown	29	21	5,800	34	5,884
Total	$12,650	$13,958	$237,001	$2,778	$266,387
Accrued interest included in total	$54	$59	$638	$20	$771

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Installment(1)
	Home Equity 1st Lien	Home Equity 2nd Lien	Loans not Secured by Real Estate	Other	Total
	(In thousands)
2015
800 and above	$1,792	$1,782	$44,254	$58	$47,886
750-799	4,117	5,931	86,800	531	97,379
700-749	2,507	3,899	34,789	694	41,889
650-699	3,508	4,182	16,456	499	24,645
600-649	2,173	2,153	4,979	200	9,505
550-599	1,800	1,346	1,997	109	5,252
500-549	1,056	855	1,170	61	3,142
Under 500	223	370	385	23	1,001
Unknown	59	32	3,921	4	4,016
Total	$17,235	$20,550	$194,751	$2,179	$234,715
Accrued interest included in total	$78	$83	$520	$17	$698
(1)	Credit scores have been updated within the last twelve months.

Mepco is a wholly-owned subsidiary of our Bank that operates a vehicle service contract payment plan business throughout the United States. As discussed in note #1 all payment plan receivables have been reclassified to held for sale at December 31, 2016. In addition, see note #11 for more information about Mepco’s business. As of December 31, 2015, approximately 63.2% of Mepco’s outstanding payment plan receivables related to programs in which a third party insurer or risk retention group was obligated to pay Mepco the full refund owing upon cancellation of the related service contract (including with respect to both the portion funded to the service contract seller and the portion funded to the administrator). These receivables are shown as “Full Refund” in the table below. Another approximately 18.7% of Mepco’s outstanding payment plan receivables as of December 31, 2015, related to programs in which a third party insurer or risk retention group is obligated to pay Mepco the refund owing upon cancellation only with respect to the unearned portion previously funded by Mepco to the administrator (but not to the service contract seller). These receivables are shown as “Partial Refund” in the table below. The balance of Mepco’s outstanding payment plan receivables related to programs in which there was no insurer or risk retention group that had any contractual liability to Mepco for any portion of the refund amount. These receivables are shown as “Other” in the table below. For each class of our payment plan receivables we monitored financial information on the counterparties as we evaluated the credit quality of this portfolio.

The following table summarizes credit ratings of insurer or risk retention group counterparties by class of payment plan receivable at December 31:

	Payment Plan Receivables
	Full Refund	Partial Refund	Other	Total
	(In thousands)
2015
AM Best rating
A+	$—	$6	$—	$6
A	2,712	5,203	—	7,915
A-	3,418	1,177	6,265	10,860
Not rated	15,720	93	5	15,818
Total	$21,850	$6,479	$6,270	$34,599

Although Mepco has contractual recourse against various counterparties for refunds owing upon cancellation of vehicle service contracts, see note #11 below regarding certain risks and difficulties associated with collecting these refunds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mortgage loans serviced for others are not reported as assets on the Consolidated Statements of Financial Condition. The principal balances of these loans at December 31 follow:

	2016	2015
	(In thousands)
Mortgage loans serviced for:
Fannie Mae	$944,703	$898,443
Freddie Mac	622,885	707,891
Ginnie Mae	85,290	37,884
Other	6,115	107
Total	$1,658,993	$1,644,325

Custodial deposit accounts maintained in connection with mortgage loans serviced for others totaled $18.9 million and $21.8 million, at December 31, 2016 and 2015, respectively.

If we do not remain well capitalized for regulatory purposes (see note #20), meet certain minimum capital levels or certain profitability requirements or if we incur a rapid decline in net worth, we could lose our ability to sell and/or service loans to these investors. This could impact our ability to generate gains on the sale of loans and generate servicing income. A forced liquidation of our servicing portfolio could also impact the value that could be recovered on this asset. Fannie Mae has the most stringent eligibility requirements covering capital levels, profitability and decline in net worth. Fannie Mae requires seller/servicers to be well capitalized for regulatory purposes. For the profitability requirement, we cannot record four or more consecutive quarterly losses and experience a 30% decline in net worth over the same period. Finally, our net worth cannot decline by more than 25% in one quarter or more than 40% over two consecutive quarters. The highest level of capital we are required to maintain is at least $2.5 million plus 0.25% of loans serviced for Freddie Mac.

An analysis of capitalized mortgage loan servicing rights for the years ended December 31 follows:

	2016	2015	2014
	(In thousands)
Balance at beginning of year	$12,436	$12,106	$13,710
Originated servicing rights capitalized	3,119	2,697	1,823
Amortization	(2,850)	(2,868)	(2,509)
Change in valuation allowance	966	501	(918)
Balance at end of year	$13,671	$12,436	$12,106
Valuation allowance	$2,306	$3,272	$3,773
Loans sold and serviced that have had servicing rights capitalized	$1,657,996	$1,643,086	$1,661,269

The fair value of capitalized mortgage loan servicing rights was $14.2 million and $12.9 million at December 31, 2016 and 2015, respectively. Fair value was determined using an average coupon rate of 4.20%, average servicing fee of 0.256%, average discount rate of 10.07% and an average Public Securities Association (“PSA”) prepayment rate of 175 for December 31, 2016; and an average coupon rate of 4.32%, average servicing fee of 0.254%, average discount rate of 10.04% and an average PSA prepayment rate of 203 for December 31, 2015.

NOTE 5 – OTHER REAL ESTATE

A summary of other real estate activity for the years ended December 31 follows(1):

	2016	2015	2014
	(In thousands)
Balance at beginning of year, net of valuation allowance	$7,070	$6,370	$18,088
Loans transferred to other real estate	2,355	6,694	6,143
Sales of other real estate	(3,596)	(5,502)	(17,198)
Additions to valuation allowance charged to expense	(873)	(492)	(663)
Balance at end of year, net of valuation allowance	$4,956	$7,070	$6,370
(1)	Table excludes other repossessed assets totaling $0.05 and $0.08 million at December 31, 2016 and 2015, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We periodically review our real estate properties and establish valuation allowances on these properties if values have declined since the date of acquisition. An analysis of our valuation allowance for other real estate follows:

	2016	2015	2014
	(In thousands)
Balance at beginning of year	$1,692	$2,511	$4,047
Additions charged to expense	873	492	663
Direct write-downs upon sale	(1,772)	(1,311)	(2,199)
Balance at end of year	$793	$1,692	$2,511

At December 31, 2016 and 2015, the balance of other real estate includes $1.9 million and $2.8 million of foreclosed residential real estate properties. Retail mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements totaled $1.0 million and $1.1 million at December 31, 2016 and 2015, respectively.

Other real estate and repossessed assets totaling $5.0 million and $7.2 million at December 31, 2016 and 2015, respectively, are presented net of the valuation allowance on the Consolidated Statements of Financial Condition.

NOTE 6 – PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31 follows:

	2016	2015
	(In thousands)
Land	$15,486	$15,152
Buildings	54,656	57,638
Equipment	72,090	79,842
	142,232	152,632
Accumulated depreciation and amortization	(102,057)	(109,529)
Property and equipment, net	$40,175	$43,103

Depreciation expense was $5.8 million, $6.6 million and $6.7 million in 2016, 2015 and 2014, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets, net of amortization, at December 31 follows:

	2016		2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Amortized intangible assets - core deposits	$6,118	$4,186	$6,118	$3,838

Intangible amortization expense was $0.3 million, $0.3 million and $0.5 million in 2016, 2015 and 2014, respectively.

A summary of estimated core deposit intangible amortization at December 31, 2016, follows:

(In thousands)
2017	$346
2018	346
2019	346
2020	346
2021	346
2022 and thereafter	202
Total	$1,932

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 – DEPOSITS

A summary of interest expense on deposits for the years ended December 31 follows:

	2016	2015	2014
	(In thousands)
Savings and interest bearing checking	$1,115	$1,056	$1,064
Time deposits under $100,000	1,628	1,586	2,467
Time deposits of $100,000 or more	2,198	1,367	1,436
Total	$4,941	$4,009	$4,967

Aggregate time deposits in denominations of $250,000 or more amounted to $174.6 million and $110.4 million at December 31, 2016 and 2015, respectively.

A summary of the maturity of time deposits at December 31, 2016, follows:

(In thousands)
2017	$363,382
2018	74,019
2019	19,838
2020	11,341
2021	15,685
2022 and thereafter	853
Total	$485,118

Reciprocal deposits totaled $38.7 million and $50.2 million at December 31, 2016 and 2015, respectively. These deposits represent demand, money market and time deposits from our customers that have been placed through Promontory Interfinancial Network’s Insured Cash Sweep® service and Certificate of Deposit Account Registry Service®. These services allow our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum.

A summary of reciprocal deposits at December 31 follows:

	2016	2015
	(In thousands)
Demand	$3,055	$3,436
Money market	4,350	8,340
Time	31,252	38,431
Total	$38,657	$50,207

NOTE 9 – OTHER BORROWINGS

A summary of other borrowings at December 31 follows:

	2016	2015
	(In thousands)
Advances from the FHLB	$9,428	$11,949
Other	5	5
Total	$9,433	$11,954

Advances from the FHLB are secured by unencumbered qualifying mortgage and home equity loans with a market value equal to at least 135% to 174%, respectively, of outstanding advances. Advances are also secured by FHLB stock that we own, which totaled $7.8 million at December 31, 2016. Unused borrowing capacity with the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FHLB (subject to the FHLB’s credit requirements and policies) was $205.3 million at December 31, 2016. Interest expense on advances amounted to $0.8 million, $0.8 million and $0.9 million for the years ended December 31, 2016, 2015 and 2014, respectively. No FHLB advances were terminated during 2016, 2015 or 2014.

As a member of the FHLB, we must own FHLB stock equal to the greater of 1.0% of the unpaid principal balance of residential mortgage loans or 5.0% of our outstanding advances. At December 31, 2016, we were in compliance with the FHLB stock ownership requirements.

The maturity dates and weighted average interest rates of FHLB advances at December 31 follow:

	2016		2015
	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Fixed-rate advances
2016			$2,089	6.55%
2017	$1,192	7.04%	1,258	7.04
2018	5,183	5.99	5,437	5.99
2019	—		—
2020	3,053	7.49	3,165	7.49
Total advances	$9,428	6.61%	$11,949	6.59%

A summary of contractually required repayments of FHLB advances at December 31, 2016 follow:

(In thousands)
2017	$1,587
2018	5,042
2019	143
2020	2,656
Total	$9,428

We had no borrowings outstanding with the FRB during the years ended or at December 31, 2016, 2015 or 2014. We had unused borrowing capacity with the FRB (subject to the FRB’s credit requirements and policies) of $391.2 million at December 31, 2016. Collateral for FRB borrowings are certain commercial loans.

Assets, consisting of FHLB stock and loans, pledged to secure other borrowings and unused borrowing capacity totaled $904.6 million at December 31, 2016.

NOTE 10 – SUBORDINATED DEBENTURES

We have formed various special purpose entities (the “trusts”) for the purpose of issuing trust preferred securities in either public or pooled offerings or in private placements. Independent Bank Corporation owns all of the common stock of each trust and has issued subordinated debentures to each trust in exchange for all of the proceeds from the issuance of the common stock and the trust preferred securities. Trust preferred securities totaling $34.5 million at both December 31, 2016 and 2015, respectively, qualified as Tier 1 regulatory capital.

These trusts are not consolidated with Independent Bank Corporation and accordingly, we report the common securities of the trusts held by us in accrued income and other assets and the subordinated debentures that we have issued to the trusts in the liability section of our Consolidated Statements of Financial Condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary information regarding subordinated debentures as of December 31 follows:

		2016 and 2015
Entity Name	Issue Date	Subordinated Debentures	Trust Preferred Securities Issued	Common Stock Issued
		(In thousands)
IBC Capital Finance III	May 2007	$12,372	$12,000	$372
IBC Capital Finance IV	September 2007	15,465	15,000	465
Midwest Guaranty Trust I	November 2002	7,732	7,500	232
		$35,569	$34,500	$1,069

Other key terms for the subordinated debentures and trust preferred securities that were outstanding at December 31, 2016 and 2015 follow:

Entity Name	Maturity Date	Interest Rate	First Permitted Redemption Date
IBC Capital Finance III	July 30, 2037	3 month LIBOR plus 1.60%	July 30, 2012
IBC Capital Finance IV	September 15, 2037	3 month LIBOR plus 2.85%	September 15, 2012
Midwest Guaranty Trust I	November 7, 2032	3 month LIBOR plus 3.45%	November 7, 2007

The subordinated debentures and trust preferred securities are cumulative and have a feature that permits us to defer distributions (payment of interest) from time to time for a period not to exceed 20 consecutive quarters. Interest is payable quarterly on each of the subordinated debentures and trust preferred securities and no distributions were deferred at December 31, 2016 and 2015.

We have the right to redeem the subordinated debentures and trust preferred securities (at par) in whole or in part from time to time on or after the first permitted redemption date specified above or upon the occurrence of specific events defined within the trust indenture agreements. During 2014, we redeemed trust preferred securities issued by IBC Capital Finance IV with a par value of $5.0 million. These trust preferred securities were redeemed at a discount of $0.5 million and we recognized a gain on extinguishment of debt in our Consolidated Statements of Operations for this same amount.

Issuance costs have been capitalized and are being amortized on a straight- line basis over a period not exceeding 30 years and are included in interest expense in the Consolidated Statements of Operations. Distributions (payment of interest) on the trust preferred securities are also included in interest expense – other borrowings in the Consolidated Statements of Operations.

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, we enter into financial instruments with off-balance sheet risk to meet the financing needs of customers or to reduce exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of credit and interest-rate risk in excess of amounts reflected in the Consolidated Statements of Financial Condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. We do not, however, anticipate material losses as a result of these financial instruments.

A summary of financial instruments with off-balance sheet risk at December 31 follows:

	2016	2015
	(In thousands)
Financial instruments whose risk is represented by contract amounts
Commitments to extend credit	$364,270	$243,458
Standby letters of credit	3,140	3,582

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. Since commitments may expire without being drawn upon, the commitment amounts do not represent future cash requirements. Commitments are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.

Standby letters of credit are written conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in such transactions is essentially the same as that involved in extending loan facilities and, accordingly, standby letters of credit are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities. The majority of the standby letters of credit are to corporations, have variable rates that range from 0.60% to 8.25% and mature through 2018.

In December 2016, we reached a tentative settlement regarding litigation initiated against us in Wayne County, Michigan Circuit Court. This litigation concerned checking account transaction sequencing during a period from February 2009 to June 2011. Under the terms of the settlement, we have agreed to pay $2.2 million and are also responsible for class notification costs and certain other expenses which are estimated to total approximately $0.1 million. Although, we deny any liability associated with this matter and believe we have meritorious defenses to the allegations in the complaint, given the costs and uncertainty of litigation, it was determined that this settlement was in the best interests of the organization.

We are also involved in various other litigation matters in the ordinary course of business. At the present time, we do not believe any of these other matters will have a significant impact on our consolidated financial position or results of operations. The aggregate amount we have accrued for losses we consider probable as a result of these other litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, we believe it is reasonably possible we may incur losses in addition to the amounts we have accrued. At this time, we estimate the maximum amount of additional losses that are reasonably possible is approximately $0.3 million. However, because of a number of factors, including the fact that certain of these other litigation matters are still in their early stages, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against us for damages, but do not include litigation matters where we seek to collect amounts owed to us by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, but we have excluded such matters from the disclosure contained in the preceding paragraph in all cases where we believe the possibility of us paying damages to any opposing party is remote. Risks associated with the likelihood that we will not collect the full amount owed to us, net of reserves, are disclosed elsewhere in this report.

Mepco conducts its payment plan business activities across the United States. Mepco acquires the payment plans from companies (which we refer to as Mepco’s “counterparties”) at a discount from the face amount of the payment plan. Each payment plan (which are classified as payment plan receivables in our Consolidated Statements of Financial Condition) permits a consumer to purchase a vehicle service contract by making installment payments, generally for a term of 12 to 30 months, to the sellers of those contracts (one of the “counterparties”). Mepco thereafter collects the payments from consumers. In acquiring the payment plan, Mepco generally funds a portion of the cost to the seller of the service contract and a portion of the cost to the administrator of the service contract. The administrator, in turn, pays the necessary contractual liability insurance policy (“CLIP”) premium to the insurer or risk retention group.

Consumers are allowed to voluntarily cancel the service contract at any time and are generally entitled to receive a refund from the administrator of the unearned portion of the service contract at the time of cancellation. As a result, while Mepco does not owe any refund to the consumer, it also does not have any recourse against the consumer for nonpayment of a payment plan and therefore does not evaluate the creditworthiness of the individual consumer. If a consumer stops making payments on a payment plan or exercises the right to voluntarily cancel the service contract, the service contract seller and administrator are each obligated to refund to Mepco the amount necessary to make Mepco whole as a result of its funding of the service contract. In addition, the insurer or risk retention group that issued the CLIP for the service contract often guarantees all or a portion of the refund to Mepco.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Upon the cancellation of a service contract and the completion of the billing process to the counterparties for amounts due to Mepco, there is a decrease in the amount of “payment plan receivables” and an increase in the amount of “vehicle service contract counterparty receivables” until such time as the amount due from the counterparty is collected. These amounts represent funds actually due to Mepco from its counterparties for cancelled service contracts. Mepco is currently in the process of working to recover these receivables, primarily through negotiated settlements with the counterparties. In some cases, Mepco requires collateral or guaranties by the principals of the counterparties to secure these refund obligations; however, this is generally only the case when no insurance company is involved to guarantee the repayment obligation of the seller and administrator counterparties. In most cases, there is no collateral to secure the counterparties’ refund obligations to Mepco, but Mepco has the contractual right to offset unpaid refund obligations against amounts Mepco would otherwise be obligated to fund to the counterparties. In addition, even when collateral is involved, the refund obligations of these counterparties are not fully secured. Mepco incurs losses when it is unable to fully recover funds owed to it by counterparties upon cancellation of the underlying service contracts. The sudden failure of one of Mepco’s major counterparties (an insurance company, administrator, or seller/dealer) could expose us to significant losses.

When counterparties do not honor their contractual obligations to Mepco to repay funds, we recognize estimated losses. Mepco pursues collection (including commencing legal action if necessary) of funds due to it under its various contracts with counterparties. Mepco has had to initiate litigation against certain counterparties, including third party insurers, to collect amounts owed to Mepco as a result of those parties’ dispute of their contractual obligations to Mepco. During the first quarter of 2016, we settled our last significant remaining litigation matter with certain of Mepco’s counterparties. This settlement resulted in our receipt of a cash payment of $4.0 million on March 31, 2016. This settlement also resulted in our receipt of an interest-bearing promissory note from one of Mepco’s counterparties for $1.5 million with monthly payments scheduled over a five-year period beginning in May 2016. Due to the lack of any payment history and limited financial information on this counterparty, we established a full reserve on this promissory note as of March 31, 2016. A full reserve on the remaining balance ($1.3 million) on this note was maintained at December 31, 2016. Thus far, this counterparty has made all required monthly payments on the note. As a longer-term payment history is developed on this note, we will continue to evaluate the need for all or any part of a reserve. Vehicle service contract counterparty receivables, net totaled $2.3 million as of December 31, 2016 compared to $7.2 million as of December 31, 2015. For 2016, 2015 and 2014, non-interest expenses include $(0.1) million, $0.1 million and $0.2 million, respectively, of (recoveries) charges related to vehicle service contract counterparty contingencies. These (recoveries) charges are being classified in non-interest expense – other in the Consolidated Statements of Operations because they are associated with a default or potential default of a contractual obligation under our counterparty contracts as opposed to loss on the administration of the payment plan itself.

Our estimate of probable incurred losses from vehicle service contract counterparty contingencies requires a significant amount of judgment because a number of factors can influence the amount of loss that we may ultimately incur. These factors include our estimate of future cancellations of vehicle service contracts, our evaluation of collateral that may be available to recover funds due from our counterparties, and our assessment of the amount that may ultimately be collected from counterparties in connection with their contractual obligations. We apply a rigorous process, based upon historical payment plan activity and past experience, to estimate probable incurred losses and quantify the necessary reserves for our vehicle service contract counterparty contingencies, but there can be no assurance that our modeling process will successfully identify all such losses.

We believe our assumptions regarding the collection of vehicle service contract counterparty receivables are reasonable, and we based them on our good faith judgments using data currently available. We also believe the current amount of reserves we have established and the vehicle service contract counterparty contingencies expense that we have recorded are appropriate given our estimate of probable incurred losses at the applicable Consolidated Statement of Financial Condition date. However, because of the uncertainty surrounding the numerous and complex assumptions made, actual losses could exceed the charges we have taken to date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

An analysis of our vehicle service contract counterparty receivable, net follows:

	2016	2015	2014
	(In thousands)
Balance at beginning of year, net of reserve	$7,229	$7,237	$7,716
Transfers in from payment plan receivables	200	1,203	180
Reserves (established) reversed and charge-offs recorded to expense	88	(119)	(199)
Recovery of previously charged-off receivable	1,500	—	—
Reserve established on previously charged-off receivable	(1,500)	—	—
Transferred from contingency reserves	(38)	—	(75)
Transfer to held for sale	(422)	—	—
Cash received	(4,786)	(1,092)	(385)
Balance at end of year, net of reserve	$2,271	$7,229	$7,237
Reserve at end of year	$1,437	$56	$1,370

An analysis of our vehicle service contract counterparty reserve follows:

	2016	2015	2014
	(In thousands)
Balance at beginning of year	$56	$1,370	$1,375
Additions (recoveries) recorded to expense	(88)	119	199
Reserve established on previously charged-off receivable	1,500	—	—
Charge-offs, net	(31)	(1,433)	(204)
Balance at end of year	$1,437	$56	$1,370

In connection with our pending sale of Mepco (see note #1), we agreed to contractually indemnify the purchaser from certain losses it may incur, including as a result of its failure to collect certain receivables it purchased as part of the business as well as breaches of representations and warranties we made in the sale agreement, subject to various limitations. We have not accrued any liability related to these indemnification requirements in our December 31, 2016 Consolidated Statement of Financial Condition because we believe the likelihood of having to pay any amount as a result of these indemnification obligations is remote. However, if the purchaser is unable to collect the receivables it purchased from Mepco or otherwise encounters difficulties in operating the business, it is possible it could make one or more claims against us pursuant to the sale agreement. In that event, we may incur expenses in defending any such claims and/or amounts paid to such purchaser to resolve such claims.

The provision for loss reimbursement on sold loans represents our estimate of incurred losses related to mortgage loans that we have sold to investors (primarily Fannie Mae, Freddie Mac and Ginnie Mae). Since we sell mortgage loans without recourse, loss reimbursements only occur in those instances where we have breached a representation or warranty or other contractual requirement related to the loan sale. The provision for loss reimbursement on sold loans was an expense (credit) of $0.03 million, $(0.06) million and $(0.47) million for the years ended December 31, 2016, 2015 and 2014, respectively. The small expense in 2016 is primarily due to establishing specific reserves for pending loss reimbursement claims. The credit provisions in 2015 and 2014 are due primarily to the settlements of certain loss reimbursement claims at lower amounts than what had been specifically reserved for at the end of the respective previous period. The reserve for loss reimbursements on sold mortgage loans totaled $0.6 million and $0.5 million at December 31, 2016 and 2015, respectively. This reserve is included in accrued expenses and other liabilities in our Consolidated Statements of Financial Condition. This reserve is based on an analysis of mortgage loans that we have sold which are further categorized by delinquency status, loan to value, and year of origination. The calculation includes factors such as probability of default, probability of loss reimbursement (breach of representation or warranty) and estimated loss severity. The reserve levels at December 31, 2016 and 2015 also reflect the resolution of the mortgage loan origination years of 2000 to 2008 with Fannie Mae and Freddie Mac. We believe that the amounts that we have accrued for incurred losses on sold mortgage loans are appropriate given our analyses. However, future losses could exceed our current estimate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 – SHAREHOLDERS’ EQUITY AND INCOME PER COMMON SHARE

On January 21, 2016 and 2015, our Board of Directors authorized share repurchase plans to buy back up to 5% of our outstanding common stock through the end of each respective year. On April 26, 2016 our Board of Directors authorized a $5.0 million expansion of the 2016 repurchase plan. During 2016 and 2015 repurchases were made through open market transactions and totaled 1,153,136 and 967,199 shares of common stock, respectively for an aggregate purchase price of $16.9 million and $13.5 million, respectively.

On November 15, 2011, we entered into a Tax Benefits Preservation Plan (the “Preservation Plan”) with our stock transfer agent, American Stock Transfer & Trust Company. Our Board of Directors adopted the Preservation Plan in an effort to protect the value to our shareholders of our ability to use deferred tax assets, such as net operating loss carry forwards, to reduce potential future federal income tax obligations. Under federal tax rules, this value could be lost in the event we experienced an “ownership change,” as defined in Section 382 of the federal Internal Revenue Code. The Preservation Plan attempted to protect this value by reducing the likelihood that we would experience such an ownership change by discouraging any person who is not already a 5% shareholder from becoming a 5% shareholder (with certain limited exceptions).

On October 25, 2016, the Board of Directors took affirmative action to not renew the Preservation Plan, which expired on November 15, 2016. None of the Rights had been exercised or had become exercisable because no unpermitted 4.99% or more change in the beneficial ownership of the outstanding common stock had occurred.

A reconciliation of basic and diluted net income per common share for the years ended December 31 follows:

	2016	2015	2014
	(In thousands, except per share amounts)
Net income	$22,766	$20,017	$18,021

Weighted average shares outstanding(1)	21,378	22,716	22,927
Effect of stock options	151	119	124
Stock units for deferred compensation plan for non-employee directors	115	112	114
Performance share units	48	—	—
Restricted stock units	35	233	306
Weighted average shares outstanding for calculation of diluted earnings per share	21,727	23,180	23,471

Net income per common share
Basic(1)	$1.06	$0.88	$0.79
Diluted	$1.05	$0.86	$0.77
(1)	Basic net income per common share includes weighted average common shares outstanding during the period and participating share awards.

Weighted average stock options outstanding that were not considered in computing diluted net income per common share because they were anti-dilutive totaled zero, 0.03 million and 0.03 million for 2016, 2015 and 2014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 – INCOME TAX

The composition of income tax expense for the years ended December 31 follows:

	2016	2015	2014
	(In thousands)
Current expense (benefit)	$362	$200	$(359)
Deferred expense	9,756	9,128	7,672
Valuation allowance - change in estimate	17	35	(118)
Income tax expense	$10,135	$9,363	$7,195

Income tax expense includes income taxes in a variety of other states due primarily to Mepco’s operations. The amounts of such state income taxes were an expense (benefit) of $(0.1) million, $(0.1) million and zero in 2016, 2015 and 2014, respectively.

The deferred income tax expense of $9.8 million, $9.1 million and $7.7 million during 2016, 2015 and 2014 can be primarily attributed to the utilization of our net operating loss (“NOL”) carryfoward and decrease in our AFLL.

A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate of 35% in each year presented to the income before income tax for the years ended December 31 follows:

	2016	2015	2014
	(In thousands)
Statutory rate applied to income before income tax	$11,515	$10,283	$8,826
Tax-exempt income	(534)	(434)	(522)
Bank owned life insurance	(477)	(449)	(480)
Share-based compensation	(348)	—	—
Unrecognized tax benefit	(155)	(135)	(595)
Non-deductible meals, entertainment and memberships	46	43	53
Net change in valuation allowance	17	35	(118)
Other, net	71	20	31
Income tax expense	$10,135	$9,363	$7,195

As described in Note #1, we adopted ASU 2016-09, “Compensation – Stock Compensation (718) Improvements to Employee Share-Based Payment Accounting” during the second quarter of 2016 which now requires us to recognize for book purposes either income tax expense or benefit on deficiencies / excess benefits relating to share-based compensation. Included in income tax expense for the year ended December 31, 2016 are tax benefits of $0.3 million due to the vesting of certain share-based compensation grants and the exercise of stock options during the period.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 follow:

	2016	2015
	(In thousands)
Deferred tax assets
Loss carryforwards	$17,131	$25,516
Allowance for loan losses	7,104	7,901
Alternative minimum tax credit carry forward	4,064	3,427
Property and equipment	3,143	3,369
Unrealized loss on securities available for sale	1,782	128
Purchase premiums, net	1,460	1,755
Share based payments	1,011	786
Litigation settlement	805	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2016	2015
	(In thousands)
Vehicle service contract counterparty contingency reserve	500	21
Unrealized loss on trading securities	486	578
Other than temporary impairment charge on securities available for sale	400	382
Deferred compensation	375	404
Valuation allowance on other real estate	277	592
Non accrual loan interest income	246	232
Reserve for unfunded lending commitments	228	228
Loss reimbursement on sold loans reserve	196	186
Other	1	—
Gross deferred tax assets	39,209	45,505
Valuation allowance	(1,071)	(1,054)
Gross deferred tax assets, net of valuation allowance	38,138	44,451
Deferred tax liabilities
Capitalized mortgage loan servicing rights	4,785	4,353
Deferred loan fees	490	256
Federal Home Loan Bank stock	45	45
Other	—	162
Gross deferred tax liabilities	5,320	4,816
Deferred tax assets, net	$32,818	$39,635

We assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at both December 31, 2016 and 2015, that the realization of substantially all of our deferred tax assets continues to be more likely than not.

The valuation allowance against our deferred tax assets totaled $1.1 million at both December 31, 2016 and 2015. The valuation allowance against our deferred tax assets at December 31, 2016 primarily relates to state income taxes from Mepco. In this instance, we determined that the future realization of these particular deferred tax assets was not more likely than not. This conclusion in 2016 was based on the pending sale of Mepco’s payment plan business and in 2015 was primarily based on the uncertainty of Mepco’s future earnings attributable to particular states (given the various apportionment criteria) and the significant reduction in the size of Mepco’s business.

Because of our NOL and tax credit carryforwards, we are still subject to the rules of Section 382 of the Internal Revenue Code of 1986, as amended. An ownership change, as defined by these rules, would negatively affect our ability to utilize our NOL carryforwards and other deferred tax assets in the future. If such an ownership change were to occur, we may suffer higher-than-anticipated tax expense, and consequently lower net income and cash flow, in those future years.

At December 31, 2016, we had federal NOL carryforwards of approximately $46.0 million which, if not used against taxable income, will expire as follows:

(In thousands)
2031	$8,301
2032	37,739
Total	$46,040

In addition to the amounts in the table above we also had a minor amount of state NOL carryforwards in certain states where Mepco operates. In addition, we had $4.1 million of alternative minimum tax credit carryforwards with indefinite lives at December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in unrecognized tax benefits for the years ended December 31 follow:

	2016	2015	2014
	(In thousands)
Balance at beginning of year	$976	$1,091	$1,672
Additions based on tax positions related to the current year	19	20	18
Reductions due to the statute of limitations	(155)	(135)	(595)
Reductions due to settlements	—	—	(4)
Balance at end of year	$840	$976	$1,091

If recognized, the entire amount of unrecognized tax benefits, net of $0.3 million of federal tax on state benefits, would affect our effective tax rate. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. No amounts were expensed for interest and penalties for the years ended December 31, 2016, 2015 and 2014. No amounts were accrued for interest and penalties at December 31, 2016, 2015 or 2014. At December 31, 2016, U.S. Federal tax years 2013 through the present remain open to examination.

NOTE 14 – SHARE BASED COMPENSATION AND BENEFIT PLANS

We maintain share based payment plans that include a non-employee director stock purchase plan and a long-term incentive plan that permits the issuance of share based compensation, including stock options and non-vested share awards. The long-term incentive plan, which is shareholder approved, permits the grant of additional share based awards for up to 0.2 million shares of common stock as of December 31, 2016. The non-employee director stock purchase plan permits the grant of additional share based payments for up to 0.2 million shares of common stock as of December 31, 2016. Share based awards and payments are measured at fair value at the date of grant and are expensed over the requisite service period. Common shares issued upon exercise of stock options come from currently authorized but unissued shares.

During 2016, 2015 and 2014 pursuant to our long-term incentive plan, we granted 0.10 million, 0.07 million and 0.07 million shares, respectively of restricted stock and 0.05 million, 0.03 million and 0.03 million performance stock units (“PSUs”), respectively to certain officers. The shares of restricted stock issued during 2016 cliff vest after periods ranging from one to four years, the shares of restricted stock issued during 2015 cliff vest after a period of three years and the shares of restricted stock issued during 2014 vest ratably over three years. The PSUs issued during 2016 cliff vest after periods ranging from three to five years and the PSUs issued during 2015 and 2014 cliff vest after a period of three years. The performance feature of the PSUs is based on a comparison of our total shareholder return over the three year period starting on the grant date to the total shareholder return over that period for a banking index of our peers.

Our directors may elect to receive at least a portion of their quarterly cash retainer fees in the form of common stock (either on a current basis or on a deferred basis) pursuant to the non-employee director stock purchase plan referenced above. Shares equal in value to that portion of each director’s fees that he or she has elected to receive in stock are issued each quarter and vest immediately. We issued 0.01 million shares to directors during each of the years ending 2016, 2015 and 2014 and expensed their value during those same periods.

Total compensation expense recognized for grants pursuant to our long-term incentive plan was $1.5 million, $1.4 million and $1.0 million in 2016, 2015 and 2014, respectively. The corresponding tax benefit relating to this expense was $0.5 million, $0.5 million and $0.4 million in 2016, 2015 and 2014, respectively. Total expense recognized for non-employee director share based payments was $0.1 million, $0.1 million and $0.2 million in 2016, 2015 and 2014, respectively. The corresponding tax benefit relating to this expense was $0.04 million, $0.03 million and $0.1million in 2016, 2015 and 2014, respectively.

At December 31, 2016, the total expected compensation cost related to non-vested restricted stock and PSUs not yet recognized was $2.2 million. The weighted-average period over which this amount will be recognized is 2.4 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of outstanding stock option grants and related transactions follows:

	Number of Shares	Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregated Intrinsic Value
				(In thousands)
Outstanding at January 1, 2016	235,596	$4.94
Granted	—
Exercised	(21,614)	3.93
Forfeited	(664)	6.42
Expired	(2,300)	3.54
Outstanding at December 31, 2016	211,018	$5.05	5.09	$3,514
Vested and expected to vest at December 31, 2016	211,018	$5.05	5.09	$3,514
Exercisable at December 31, 2016	211,018	$5.05	5.09	$3,514

A summary of outstanding non-vested stock and related transactions follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Outstanding at January 1, 2016	261,981	$11.29
Granted	147,160	15.39
Vested	(107,795)	7.92
Forfeited	(4,924)	13.24
Outstanding at December 31, 2016	296,422	$14.52

Certain information regarding options exercised during the periods ending December 31 follows:

	2016	2015	2014
	(In thousands)
Intrinsic value	$254	$444	$321
Cash proceeds received	$85	$137	$96
Tax benefit realized	$89	$155	$112

We maintain 401(k) and employee stock ownership plans covering substantially all of our full-time employees. During 2016 and 2015 we matched 50% of employee contributions to the 401(k) plan up to a maximum of 6% and 4% of participating employees’ eligible wages, respectively. During 2014 we matched 100% of employee contributions up to a maximum of 2% of participating employees’ eligible wages. Contributions to the employee stock ownership plan are determined annually and require approval of our Board of Directors. The maximum contribution is 6% of employees’ eligible wages. Contributions to the employee stock ownership plan were 2% for 2016, 2015 and 2014. Amounts expensed for these retirement plans were $1.4 million, $1.2 million, and $1.0 million in 2016, 2015 and 2014, respectively.

Our employees participate in various performance-based compensation plans. Amounts expensed for all incentive plans totaled $6.2 million, $5.7 million and $4.2 million, in 2016, 2015 and 2014, respectively.

We also provide certain health care and life insurance programs to substantially all full-time employees. Amounts expensed for these programs totaled $3.5 million, $3.6 million and $3.9 million in 2016, 2015 and 2014 respectively. These insurance programs are also available to retired employees at their own expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 – OTHER NON-INTEREST INCOME

Other non-interest income for the years ended December 31 follows:

	2016	2015	2014
	(In thousands)
Investment and insurance commissions	$1,647	$1,827	$1,814
ATM fees	1,496	1,551	1,599
Bank owned life insurance	1,124	1,282	1,371
Other real estate rental income	58	128	1,295
Other	3,091	2,904	2,852
Total other non-interest income	$7,416	$7,692	$8,931

NOTE 16 – DERIVATIVE FINANCIAL INSTRUMENTS

We are required to record derivatives on our Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

Our derivative financial instruments according to the type of hedge in which they are designated at December 31 follow:

	2016
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)
No hedge designation
Rate-lock mortgage loan commitments	$26,658	0.1	$646
Mandatory commitments to sell mortgage loans	61,954	0.1	630
Pay-fixed interest rate swap agreements	46,121	8.6	249
Pay-variable interest rate swap agreements	46,121	8.6	(249)
Purchased options	3,119	4.5	238
Written options	3,119	4.5	(238)
Total	$187,092	4.4	$1,276
	2015
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)
No hedge designation
Rate-lock mortgage loan commitments	$20,581	0.1	$550
Mandatory commitments to sell mortgage loans	46,320	0.1	69
Pay-fixed interest rate swap agreements	27,587	8.0	(497)
Pay-variable interest rate swap agreements	27,587	8.0	497
Purchased options	2,098	5.7	122
Written options	2,098	5.7	(122)
Total	$126,271	3.7	$619

We have established management objectives and strategies that include interest-rate risk parameters for maximum fluctuations in net interest income and market value of portfolio equity. We monitor our interest rate risk position via simulation modeling reports. The goal of our asset/liability management efforts is to maintain profitable financial leverage within established risk parameters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

To meet our asset/liability management objectives, we may periodically enter into derivative financial instruments to mitigate exposure to fluctuations in cash flows resulting from changes in interest rates (“Cash Flow Hedges”). Cash Flow Hedges included certain pay-fixed interest rate swaps which converted the variable-rate cash flows on debt obligations to fixed-rates. In 2013 we terminated our last Cash Flow Hedge pay-fixed interest rate swap and paid a termination fee of $0.6 million. The remaining unrealized loss on the terminated pay-fixed interest rate swap which was equal to this termination fee was included as a component of accumulated other comprehensive loss and was amortized into earnings through December 31, 2014, the original remaining life of the pay-fixed interest rate swap.

Certain derivative financial instruments have not been designated as hedges. The fair value of these derivative financial instruments has been recorded on our Consolidated Statements of Financial Condition and is adjusted on an ongoing basis to reflect their then current fair value. The changes in fair value of derivative financial instruments not designated as hedges are recognized in earnings.

In the ordinary course of business, we enter into rate-lock mortgage loan commitments with customers (“Rate-Lock Commitments”). These commitments expose us to interest rate risk. We also enter into mandatory commitments to sell mortgage loans (“Mandatory Commitments”) to reduce the impact of price fluctuations of mortgage loans held for sale and Rate-Lock Commitments. Mandatory Commitments help protect our loan sale profit margin from fluctuations in interest rates. The changes in the fair value of Rate Lock Commitments and Mandatory Commitments are recognized currently as part of net gains on mortgage loans in the Consolidated Statements of Operations. We obtain market prices on Mandatory Commitments and Rate-Lock Commitments. Net gains on mortgage loans, as well as net income, may be more volatile as a result of these derivative instruments, which are not designated as hedges.

During 2015, we began offering to our deposit customers an equity linked time deposit product (“Altitude CD”). The Altitude CD is a time deposit that provides the customer a guaranteed return of principal at maturity plus a potential equity return (a written option), while we receive a like stream of funds based on the equity return (a purchased option). The written and purchased options will generally move in opposite directions resulting in little or no net impact on our Consolidated Statements of Operations. All of the written and purchased options in the table above relate to this Altitude CD product.

During 2014, we began a program that allows commercial loan customers to lock in a fixed rate for a longer period of time than we would normally offer for interest rate risk reasons. We will enter into a variable rate commercial loan and an interest rate swap agreement with a customer and then enter into an offsetting interest rate swap agreement with an unrelated party. The interest rate swap agreement fair values will generally move in opposite directions resulting in little or no net impact on our Consolidated Statements of Operations. All of the interest rate swap agreements in the table above relate to this program.

During the second quarter of 2014, we completed a securities trade in which we shorted a $13 million UST security. This UST short was terminated during the fourth quarter of 2014 and the change in the fair value of the short position from the inception date to the termination date has been recorded in net gains on securities in our Consolidated Statements of Operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables illustrate the impact that the derivative financial instruments discussed above have on individual line items in the Consolidated Statements of Financial Condition for the periods presented:

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	December 31,				December 31,
	2016		2015		2016		2015
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In thousands)
Derivatives not designated as hedging instruments
Rate-lock mortgage loan commitments	Other assets	$646	Other assets	$550	Other liabilities	$—	Other liabilities	$—
Mandatory commitments to sell mortgage loans	Other assets	630	Other assets	69	Other liabilities	—	Other liabilities	—
Pay-fixed interest rate swap agreements	Other assets	493	Other assets	—	Other liabilities	244	Other liabilities	497
Pay-variable interest rate swap agreements	Other assets	244	Other assets	497	Other liabilities	493	Other liabilities	—
Purchased options	Other assets	238	Other assets	122	Other liabilities	—	Other liabilities	—
Written options	Other assets	—	Other assets	—	Other liabilities	238	Other liabilities	122
Total derivatives		$2,251		$1,238		$975		$619

The effect of derivative financial instruments on the Consolidated Statements of Operations follows:

	Year Ended December 31,
	Loss Recognized in Other Comprehensive Income (Loss) (Effective Portion)			Location of Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)			Location of Gain (Loss) Recognized in Income(1)	Gain (Loss) Recognized in Income(1)
	2016	2015	2014		2016	2015	2014		2016	2015	2014
	(In thousands)
Cash Flow Hedges
Pay-fixed interest rate swap agreements	$—	$—	$—	Interest expense	$—	$—	$(380)	Interest expense	$—	$—	$—
Total	$—	$—	$—		$—	$—	$(380)		$—	$—	$—

No hedge designation
Rate-lock mortgage loan commitments								Net gains on mortgage loans	$96	$113	$71
Mandatory commitments to sell mortgage loans								Net gains on mortgage loans	561	253	(312)

Pay-fixed interest rate swap agreements								Interest income	746	(315)	(182)

Pay-variable interest rate swap agreements								Interest income	(746)	315	182

Purchased options								Interest expense	116	122	—

Written options								Interest expense	(116)	(122)	—

UST short position								Net gains on securities	—	—	295
Total									$657	$366	$54
(1)	For cash flow hedges, this location and amount refers to the ineffective portion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 – RELATED PARTY TRANSACTIONS

Certain of our directors and executive officers, including companies in which they are officers or have significant ownership, were loan and deposit customers during 2016 and 2015.

A summary of loans to our directors and executive officers whose borrowing relationship (which includes loans to entities in which the individual owns a 10% or more voting interest) exceeds $60,000 for the years ended December 31 follows:

	2016	2015
	(In thousands)
Balance at beginning of year	$190	$216
New loans and advances	594	—
Repayments	(369)	(26)
Balance at end of year	$415	$190

Deposits held by us for directors and executive officers totaled $1.0 million and $1.3 million at December 31, 2016 and 2015, respectively.

NOTE 18 – LEASES

We have non-cancelable operating leases for certain office facilities, some of which include renewal options and escalation clauses.

A summary of future minimum lease payments under non-cancelable operating leases at December 31, 2016, follows:

(In thousands)
2017	$1,444
2018	1,313
2019	994
2020	927
2021	460
2022 and thereafter	499
Total	$5,637

Rental expense on operating leases totaled $1.2 million, $1.2 million and $1.3 million in 2016, 2015 and 2014, respectively.

NOTE 19 – CONCENTRATIONS OF CREDIT RISK

Credit risk is the risk to earnings and capital arising from an obligor’s failure to meet the terms of any contract with our organization or otherwise fail to perform as agreed. Credit risk can occur outside of our traditional lending activities and can exist in any activity where success depends on counterparty, issuer or borrower performance. Concentrations of credit risk (whether on- or off-balance sheet) arising from financial instruments can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries or certain geographic regions. Credit risk associated with these concentrations could arise when a significant amount of loans or other financial instruments, related by similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment or other type of settlement to be adversely affected. Our major concentrations of credit risk arise by collateral type and by industry. The significant concentrations by collateral type at December 31, 2016, include $558.9 million of loans secured by residential real estate and $77.3 million of construction and development loans.

Additionally, within our commercial real estate and commercial loan portfolio, we had significant standard industry classification concentrations in the following categories as of December 31, 2016: Lessors of Nonresidential Real Estate ($247.1 million); Lessors of Residential Real Estate ($98.5 million); Health Care and Social Assistance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

($70.1 million) and Construction General Contractors and Land Development ($62.5 million). A geographic concentration arises because we primarily conduct our lending activities in the State of Michigan.

NOTE 20 – REGULATORY MATTERS

Capital guidelines adopted by federal and state regulatory agencies and restrictions imposed by law limit the amount of cash dividends our Bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the Bank’s current year net profits, combined with the retained net profits of the preceding two years. Further, the Bank cannot pay a dividend at any time that it has negative undivided profits. As of December 31, 2016, the Bank had positive undivided profits of $9.9 million. We can request regulatory approval for a return of capital from the Bank to the parent company. During the first quarters of 2016, 2015 and 2014, we requested regulatory approval for returns of capital from the Bank to the parent company for $18.0 million, $18.5 million and $15.0 million. These return of capital requests were approved by our banking regulators on February 24, 2016, February 13, 2015 and March 28, 2014, respectively and the Bank returned these amounts to the parent company on February 25, 2016, February 17, 2015 and April 9, 2014, respectively. It is not our intent to have dividends paid in amounts that would reduce the capital of our Bank to levels below those which we consider prudent and in accordance with guidelines of regulatory authorities.

We are also subject to various regulatory capital requirements. The prompt corrective action regulations establish quantitative measures to ensure capital adequacy and require minimum amounts and ratios of total, Tier 1, and common equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Failure to meet minimum capital requirements can result in certain mandatory, and possibly discretionary, actions by regulators that could have a material effect on our consolidated financial statements. Under capital adequacy guidelines, we must meet specific capital requirements that involve quantitative measures as well as qualitative judgments by the regulators. The most recent regulatory filings as of December 31, 2016 and 2015, categorized our Bank as well capitalized. Management is not aware of any conditions or events that would have changed the most recent Federal Deposit Insurance Corporation (“FDIC”) categorization.

On July 2, 2013, the Federal Reserve approved a final rule that establishes an integrated regulatory capital framework (the “New Capital Rules”). The rule implements in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act. In general, under the New Capital Rules, minimum requirements have increased for both the quantity and quality of capital held by banking organizations. Consistent with the international Basel framework, the New Capital Rules include a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets that applies to all supervised financial institutions. The capital conservation buffer began to phase in on January 1, 2016 with 0.625% added to the minimum ratio for adequately capitalized institutions for 2016 and 0.625% will be added each subsequent year until fully phased in during 2019. This capital conservation buffer is not reflected in the table that follows. To avoid limits on capital distributions and certain discretionary bonus payments we must meet the minimum ratio for adequately capitalized institutions plus the phased in buffer. The rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking organizations. As to the quality of capital, the New Capital Rules emphasize common equity Tier 1 capital, the most loss-absorbing form of capital, and implement strict eligibility criteria for regulatory capital instruments. The New Capital Rules also change the methodology for calculating risk-weighted assets to enhance risk sensitivity. The New Capital Rules became effective for us on January 1, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our actual capital amounts and ratios at December 31 follow:

	Actual		Minimum for Adequately Capitalized Institutions		Minimum for Well-Capitalized Institutions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
2016
Total capital to risk-weighted assets
Consolidated	$286,289	15.86%	$144,413	8.00%	NA	NA
Independent Bank	270,855	15.02	144,223	8.00	$180,279	10.00%

Tier 1 capital to risk-weighted assets
Consolidated	$265,405	14.70%	$108,309	6.00%	NA	NA
Independent Bank	249,971	13.87	108,167	6.00	$144,223	8.00%

Common equity tier 1 capital to risk-weighted assets
Consolidated	$238,996	13.24%	$81,232	4.50%	NA	NA
Independent Bank	249,971	13.87	81,126	4.50	$117,181	6.50%

Tier 1 capital to average assets
Consolidated	$265,405	10.50%	$101,112	4.00%	NA	NA
Independent Bank	249,971	9.90	101,019	4.00	$126,274	5.00%

2015
Total capital to risk-weighted assets
Consolidated	$278,170	16.65%	$133,668	8.00%	NA	NA
Independent Bank	261,894	15.69	133,514	8.00	$166,893	10.00%

Tier 1 capital to risk-weighted assets
Consolidated	$257,050	15.38%	$100,251	6.00%	NA	NA
Independent Bank	240,867	14.43	100,136	6.00	$133,514	8.00%

Common equity tier 1 capital to risk-weighted assets
Consolidated	$239,271	14.32%	$75,188	4.50%	NA	NA
Independent Bank	240,867	14.43	75,102	4.50	$108,480	6.50%

Tier 1 capital to average assets
Consolidated	$257,050	10.91%	$94,217	4.00%	NA	NA
Independent Bank	240,867	10.23	94,145	4.00	$117,682	5.00%

NA - Not applicable

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of our regulatory capital are as follows:

	Consolidated		Independent Bank
	December 31,		December 31,
	2016	2015	2016	2015
	(In thousands)
Total shareholders' equity	$248,980	$251,092	$258,814	$259,947
Add (deduct)
Accumulated other comprehensive loss for regulatory purposes	3,310	238	3,310	238
Intangible assets	(1,159)	(912)	(1,159)	(912)
Disallowed deferred tax assets	(12,135)	(11,147)	(10,994)	(18,406)
Common equity tier 1 capital	238,996	239,271	249,971	240,867
Qualifying trust preferred securities	34,500	34,500	—	—
Disallowed deferred tax assets	(8,091)	(16,721)	—	—
Tier 1 capital	265,405	257,050	249,971	240,867
Allowance for loan losses and allowance for unfunded lending commitments limited to 1.25% of total risk-weighted assets	20,884	21,120	20,884	21,027
Total risk-based capital	$286,289	$278,170	$270,855	$261,894

NOTE 21 – FAIR VALUE DISCLOSURES

FASB ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in less active dealer or broker markets.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

We used the following methods and significant assumptions to estimate fair value:

Securities: Where quoted market prices are available in an active market, securities (trading or available for sale) are classified as Level 1 of the valuation hierarchy. Level 1 securities include certain preferred stocks included in our trading portfolio for which there are quoted prices in active markets. If quoted market prices are not available for the specific security, then fair values are estimated by (1) using quoted market prices of securities with similar characteristics, (2) matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices, or (3) a discounted cash flow analysis whose significant fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

inputs can generally be verified and do not typically involve judgment by management. These securities are classified as Level 2 of the valuation hierarchy and primarily include agency securities, private label mortgage-backed securities, other asset backed securities, obligations of states and political subdivisions, trust preferred securities, corporate securities and foreign government securities.

Loans held for sale: The fair value of mortgage loans held for sale is based on mortgage backed security pricing for comparable assets (recurring Level 2).

Impaired loans with specific loss allocations based on collateral value: From time to time, certain loans are considered impaired and an AFLL is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. We measure our investment in an impaired loan based on one of three methods: the loan’s observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2016 and 2015, all of our total impaired loans were evaluated based on either the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s effective interest rate. When the fair value of the collateral is based on an appraised value or when an appraised value is not available we record the impaired loan as nonrecurring Level 3. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and thus will typically result in a Level 3 classification of the inputs for determining fair value.

Other real estate: At the time of acquisition, other real estate is recorded at fair value, less estimated costs to sell, which becomes the property’s new basis. Subsequent write-downs to reflect declines in value since the time of acquisition may occur from time to time and are recorded in net (gains) losses on other real estate and repossessed assets in the Consolidated Statements of Operations. The fair value of the property used at and subsequent to the time of acquisition is typically determined by a third party appraisal of the property. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by us. Once received, an independent third party (for commercial properties over $0.25 million) or a member of our Collateral Evaluation Department (for commercial properties under $0.25 million) or a member of our Special Assets Group (for retail properties) reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. We compare the actual selling price of collateral that has been sold to the most recent appraised value of our properties to determine what additional adjustment, if any, should be made to the appraisal value to arrive at fair value. For commercial and retail properties we typically discount an appraisal to account for various factors that the appraisal excludes in its assumptions. These additional discounts generally do not result in material adjustments to the appraised value.

Capitalized mortgage loan servicing rights: The fair value of capitalized mortgage loan servicing rights is based on a valuation model used by an independent third party that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. Certain model assumptions are generally unobservable and are based upon the best information available including data relating to our own servicing portfolio, reviews of mortgage servicing assumption and valuation surveys and input from various mortgage servicers and, therefore, are recorded as nonrecurring Level 3. Management evaluates the third party valuation for reasonableness each quarter as part of our financial reporting control processes.

Derivatives: The fair value of rate-lock mortgage loan commitments and mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets (recurring Level 2). The fair value of interest rate swap agreements is based on a discounted cash flow analysis whose significant fair value inputs can

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

generally be observed in the market place and do not typically involve judgment by management (recurring Level 2). The fair value of purchased and written options is based on prices of financial instruments with similar characteristics and do not typically involve judgment by management (recurring Level 2).

Assets and liabilities measured at fair value, including financial assets for which we have elected the fair value option, were as follows:

		Fair Value Measurements Using
	Fair Value Measure-ments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
	(In thousands)
December 31, 2016:
Measured at Fair Value on a Recurring Basis:
Assets
Trading securities	$410	$410	$—	$—
Securities available for sale
U.S. agency	28,988	—	28,988	—
U.S. agency residential mortgage-backed	156,289	—	156,289	—
U.S. agency commercial mortgage-backed	12,632	—	12,632	—
Private label mortgage-backed	34,727	—	34,727	—
Other asset backed	146,709	—	146,709	—
Obligations of states and political subdivisions	170,899	—	170,899	—
Corporate	56,180	—	56,180	—
Trust preferred	2,579	—	2,579	—
Foreign government	1,613	—	1,613	—
Loans held for sale	35,946	—	35,946	—
Derivatives(1)	2,251	—	2,251	—
Liabilities
Derivatives(2)	975	—	975	—

Measured at Fair Value on a Non-recurring basis:
Assets
Capitalized mortgage loan servicing rights(3)	8,163	—	—	8,163
Impaired loans(4)
Commercial
Income producing - real estate	255	—	—	255
Land, land development & construction-real estate	54	—	—	54
Commercial and industrial	1,342	—	—	1,342
Mortgage
1-4 family	361	—	—	361
Other real estate(5)
Commercial
Income producing - real estate(6)	2,863	—	2,863	—
Land, land development & construction-real estate	176	—	—	176
Mortgage
1-4 family	98	—	—	98
Resort lending	133	—	—	133
(1)	Included in accrued income and other assets.
(2)	Included in accrued expenses and other liabilities.
(3)	Only includes servicing rights that are carried at fair value due to recognition of a valuation allowance.
(4)	Only includes impaired loans with specific loss allocations based on collateral value.
(5)	Only includes other real estate with subsequent write downs to fair value.
(6)	Level 2 valuation is based on a signed purchase agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Fair Value Measurements Using
	Fair Value Measure-ments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
	(In thousands)
December 31, 2015:
Measured at Fair Value on a Recurring Basis:
Assets
Trading securities	$148	$148	$—	$—
Securities available for sale
U.S. agency	47,512	—	47,512	—
U.S. agency residential mortgage-backed	196,056	—	196,056	—
U.S. agency commercial mortgage-backed	34,028	—	34,028	—
Private label mortgage-backed	4,903	—	4,903	—
Other asset backed	116,904	—	116,904	—
Obligations of states and political subdivisions	144,984	—	144,984	—
Corporate	38,614	—	38,614	—
Trust preferred	2,483	—	2,483	—
Loans held for sale	27,866	—	27,866	—
Derivatives(1)	1,238	—	1,238	—
Liabilities
Derivatives(2)	619	—	619	—

Measured at Fair Value on a Non-recurring basis:
Assets
Capitalized mortgage loan servicing rights(3)	8,481	—	—	8,481
Impaired loans(4)
Commercial
Income producing - real estate	711	—	—	711
Land, land development & construction-real estate	40	—	—	40
Commercial and industrial	1,257	—	—	1,257
Mortgage
1-4 family	421	—	—	421
Resort lending	129	—	—	129
Other real estate(5)
Commercial
Land, land development & construction-real estate	639	—	—	639
Commercial and industrial	165	—	—	165
Mortgage
1-4 family	26	—	—	26
Resort lending	107	—	—	107
Home equity - 1st lien	14	—	—	14
Installment
Home equity - 1st lien	36	—	—	36
(1)	Included in accrued income and other assets.
(2)	Included in accrued expenses and other liabilities.
(3)	Only includes servicing rights that are carried at fair value due to recognition of a valuation allowance.
(4)	Only includes impaired loans with specific loss allocations based on collateral value.
(5)	Only includes other real estate with subsequent write downs to fair value.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2016 and 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in fair values of financial assets for which we have elected the fair value option for the years ended December 31 were as follows:

	Net Gains (Losses) on Assets		Total Change in Fair Values Included in Current Period Earnings
	Securities	Loans
	(In thousands)
2016
Trading securities	$262	$—	$262
Loans held for sale	—	(277)	(277)

2015
Trading securities	$(55)	$—	$(55)
Loans held for sale	—	90	90

2014
Trading securities	$(295)	$—	$(295)
Loans held for sale	—	258	258

For those items measured at fair value pursuant to our election of the fair value option, interest income is recorded within the Consolidated Statements of Operations based on the contractual amount of interest income earned on these financial assets and dividend income is recorded based on cash dividends received.

The following represent impairment charges recognized during the years ended December 31, 2016, 2015 and 2014 relating to assets measured at fair value on a non-recurring basis:

•	Capitalized mortgage loan servicing rights, whose individual strata are measured at fair value, had a carrying amount of $8.2 million, which is net of a valuation allowance of $2.3 million, at December 31, 2016, and had a carrying amount of $8.5 million, which is net of a valuation allowance of $3.3 million, at December 31, 2015. A recovery (charge) of $1.0 million, $0.5 million and $(0.9) million was included in our results of operations for the years ending December 31, 2016, 2015 and 2014, respectively.
•	Loans which are measured for impairment using the fair value of collateral for collateral dependent loans had a carrying amount of $4.0 million, with a valuation allowance of $2.0 million at December 31, 2016, and had a carrying amount of $5.1 million, with a valuation allowance of $2.5 million at December 31, 2015. An additional provision for loan losses relating to impaired loans of $0.2 million, $1.1 million and $2.1 million was included in our results of operations for the years ending December 31, 2016, 2015 and 2014, respectively.
•	Other real estate, which is measured using the fair value of the property, had a carrying amount of $3.2 million which is net of a valuation allowance of $0.8 million at December 31, 2016, and a carrying amount of $1.0 million, which is net of a valuation allowance of $1.7 million, at December 31, 2015. An additional charge relating to other real estate measured at fair value of $0.6 million, $0.3 million and $0.3 million was included in our results of operations during the years ended December 31, 2016, 2015 and 2014, respectively.

We had no assets or liabilities measured at fair value on a recurring basis that used significant unobservable inputs (Level 3) during the years ended December 31, 2016 and 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quantitative information about Level 3 fair value measurements measured on a non-recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average
	(In thousands)
2016
Capitalized mortgage loan servicing rights	$8,163	Present value of net	Discount rate	10.07%
		servicing revenue	Cost to service	$83
			Ancillary income	24
			Float rate	1.97%
Impaired loans
Commercial(1)	1,446	Sales comparison	Adjustment for differences
		approach	between comparable sales	(1.5)%
Mortgage	361	Sales comparison	Adjustment for differences
		approach	between comparable sales	(4.7)
Other real estate
Commercial	176	Sales comparison	Adjustment for differences
		approach	between comparable sales	(22.5)
Mortgage and installment	231	Sales comparison	Adjustment for differences
		approach	between comparable sales	(5.1)

2015
Capitalized mortgage loan servicing rights	$8,481	Present value of net	Discount rate	10.04%
		servicing revenue	Cost to service	$80
			Ancillary income	24
			Float rate	1.73%
Impaired loans
Commercial(1)	1,605	Sales comparison	Adjustment for differences
		approach	between comparable sales	(2.1)%
		Income approach	Capitalization rate	9.3
Mortgage	550	Sales comparison	Adjustment for differences
		approach	between comparable sales	0.7
Other real estate
Commercial	804	Sales comparison	Adjustment for differences
		approach	between comparable sales	(3.9)
Mortgage and installment	183	Sales comparison	Adjustment for differences
		approach	between comparable sales	75.6
(1)	In addition to the valuation techniques and unobservable inputs discussed above, at December 31, 2016 and 2015, we had an impaired collateral dependent commercial relationship that totaled $0.2 million and $0.4 million, respectively that was primarily secured by collateral other than real estate. Collateral securing this relationship primarily included machinery and equipment and inventory at December 31, 2016 and 2015. Valuation techniques at December 31, 2016 and 2015, included appraisals and discounting restructuring firm valuations based on estimates of value recovery of each particular asset type. Discount rates used ranged from 0% to 100% of stated values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding for loans held for sale for which the fair value option has been elected at December 31.

	Aggregate Fair Value	Difference	Contractual Principal
	(In thousands)
Loans held for sale
2016	$35,946	$437	$35,509
2015	27,866	714	27,152
2014	23,662	624	23,038

NOTE 22 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Most of our assets and liabilities are considered financial instruments. Many of these financial instruments lack an available trading market and it is our general practice and intent to hold the majority of our financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values may not be a precise estimate. Changes in assumptions could significantly affect the estimates.

Estimated fair values have been determined using available data and methodologies that are considered suitable for each category of financial instrument. For instruments with adjustable-interest rates which reprice frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances. Fair value methodologies discussed below do not necessarily represent an exit price in the determination of the fair value of these financial instruments.

Cash and due from banks and interest bearing deposits: The recorded book balance of cash and due from banks and interest bearing deposits approximate fair value and are classified as Level 1.

Interest bearing deposits - time: Interest bearing deposits - time have been valued based on a model using a benchmark yield curve plus a base spread and are classified as Level 2.

Securities: Financial instrument assets actively traded in a secondary market have been valued using quoted market prices. Trading securities are classified as Level 1 while securities available for sale are classified as Level 2 as described in note #21.

Federal Home Loan Bank and Federal Reserve Bank Stock: It is not practicable to determine the fair value of FHLB and FRB Stock due to restrictions placed on transferability.

Net loans and loans held for sale: The fair value of loans is calculated by discounting estimated future cash flows using estimated market discount rates that reflect credit and interest-rate risk inherent in the loans and do not necessarily represent an exit price. Loans are classified as Level 3. Impaired loans are valued at the lower of cost or fair value as described in Note #21. Loans held for sale are classified as Level 2 as described in Note #21. Payment plan receivables held for sale are also classified as Level 2 based on a signed APA as described in Note #1.

Accrued interest receivable and payable: The recorded book balance of accrued interest receivable and payable approximate fair value and are classified at the same Level as the asset and liability they are associated with.

Derivative financial instruments: The fair value of rate-lock mortgage loan commitments and mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets, the fair value of interest rate swap agreements is based on a discounted cash flow analysis whose significant fair value inputs can generally be observed in the market place and do not typically involve judgment by management and the fair value of purchased and written options is based on prices of financial instruments with similar characteristics and do not typically involve judgment by management. Each of these instruments has been classified as Level 2 as described in note #21.

Deposits: Deposits without a stated maturity, including demand deposits, savings, NOW and money market accounts, have a fair value equal to the amount payable on demand. Each of these instruments is classified as Level 1. Deposits with a stated maturity, such as time deposits, have generally been valued based on the discounted value of contractual cash flows using a discount rate approximating current market rates for liabilities with a similar maturity resulting in a Level 2 classification.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other borrowings: Other borrowings have been valued based on the discounted value of contractual cash flows using a discount rate approximating current market rates for liabilities with a similar maturity resulting in a Level 2 classification.

Subordinated debentures: Subordinated debentures have generally been valued based on a quoted market price of similar instruments resulting in a Level 2 classification.

The estimated recorded book balances and fair values at December 31 follow:

			Fair Value Using
	Recorded Book Balance	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
	(In thousands)
2016
Assets
Cash and due from banks	$35,238	$35,238	$35,238	$—	$—
Interest bearing deposits	47,956	47,956	47,956	—	—
Interest bearing deposits - time	5,591	5,611	—	5,611	—
Trading securities	410	410	410	—	—
Securities available for sale	610,616	610,616	—	610,616	—
Federal Home Loan Bank and Federal
Reserve Bank Stock	15,543	NA	NA	NA	NA
Net loans and loans held for sale(1)	1,655,335	1,629,587	—	67,321	1,562,266
Accrued interest receivable	7,316	7,316	5	2,364	4,947
Derivative financial instruments	2,251	2,251	—	2,251	—
Liabilities
Deposits with no stated maturity(2)	$1,740,601	$1,740,601	$1,740,601	$—	$—
Deposits with stated maturity(2)	485,118	483,469	—	483,469	—
Other borrowings	9,433	10,371	—	10,371	—
Subordinated debentures	35,569	25,017	—	25,017	—
Accrued interest payable	932	932	21	911	—
Derivative financial instruments	975	975	—	975	—
2015
Assets
Cash and due from banks	$54,260	$54,260	$54,260	$—	$—
Interest bearing deposits	31,523	31,523	31,523	—	—
Interest bearing deposits - time	11,866	11,858	—	11,858	—
Trading securities	148	148	148	—	—
Securities available for sale	585,484	585,484	—	585,484	—
Federal Home Loan Bank and Federal
Reserve Bank Stock	15,471	NA	NA	NA	NA
Net loans and loans held for sale	1,520,346	1,472,613	—	27,866	1,444,747
Accrued interest receivable	6,565	6,565	5	1,969	4,591
Derivative financial instruments	1,238	1,238	—	1,238	—
Liabilities
Deposits with no stated maturity(2)	$1,659,743	$1,659,743	$1,659,743	$—	$—
Deposits with stated maturity(2)	426,220	423,776	—	423,776	—
Other borrowings	11,954	13,448	—	13,448	—
Subordinated debentures	35,569	23,069	—	23,069	—
Accrued interest payable	466	466	21	445	—
Derivative financial instruments	619	619	—	619	—
(1)	Net loans and loans held for sale at December 31, 2016 include $31.4 million of payment plan receivables and commercial loans held for sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Deposits with no stated maturity include reciprocal deposits with a recorded book balance of $7.4 million and $11.8 million at December 31, 2016 and 2015, respectively. Deposits with a stated maturity include reciprocal deposits with a recorded book balance of $31.3 million and $38.4 million at December 31, 2016 and 2015, respectively.

The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance, which is nominal, and therefore are not disclosed.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.

Fair value estimates for deposit accounts do not include the value of the core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

NOTE 23 – ACCUMULATED OTHER COMPREHENSIVE LOSS

A summary of changes in accumulated other comprehensive loss (“AOCL”), net of tax during the years ended December 31 follows:

	Unrealized Gains (Losses) on Securities Available for Sale	Dispropor- tionate Tax Effects from Securities Available for Sale	Unrealized Losses on Settled Derivatives	Total
2016
Balances at beginning of period	$(238)	$(5,798)	$—	$(6,036)
Other comprehensive loss before reclassifications	(2,876)	—	—	(2,876)
Amounts reclassified from AOCL	(196)	—	—	(196)
Net current period other comprehensive loss	(3,072)	—	—	(3,072)
Balances at end of period	$(3,310)	$(5,798)	$—	$(9,108)
2015
Balances at beginning of period	$162	$(5,798)	$—	$(5,636)
Other comprehensive loss before reclassifications	(351)	—	—	(351)
Amounts reclassified from AOCL	(49)	—	—	(49)
Net current period other comprehensive loss	(400)	—	—	(400)
Balances at end of period	$(238)	$(5,798)	$—	$(6,036)
2014
Balances at beginning of period	$(3,200)	$(5,798)	$(247)	$(9,245)
Other comprehensive income before reclassifications	3,570	—	—	3,570
Amounts reclassified from AOCL	(208)	—	247	39
Net current period other comprehensive income	3,362	—	247	3,609
Balances at end of period	$162	$(5,798)	$—	$(5,636)

The disproportionate tax effects from securities available for sale arose due to tax effects of other comprehensive income (“OCI”) in the presence of a valuation allowance against our deferred tax assets and a pretax loss from operations. Generally, the amount of income tax expense or benefit allocated to operations is determined without regard to the tax effects of other categories of income or loss, such as OCI. However, an exception to the general rule is provided when, in the presence of a valuation allowance against deferred tax assets, there is a pretax loss from operations and pretax income from other categories in the current period. In such instances, income from other categories must offset the current loss from operations, the tax benefit of such offset being reflected in operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of reclassifications out of each component of AOCL for the years ended December 31 follows:

AOCL Component	Reclassified From AOCL	Affected Line Item in Consolidated Statements of Operations
(In thousands)
2016
Unrealized gains (losses) on securities available for sale
	$301	Net gains on securities
	—	Net impairment loss recognized in earnings
	301	Total reclassifications before tax
	105	Income tax expense
	$196	Reclassifications, net of tax

2015
Unrealized gains (losses) on securities available for sale
	$75	Net gains on securities
	—	Net impairment loss recognized in earnings
	75	Total reclassifications before tax
	26	Income tax expense
	$49	Reclassifications, net of tax

2014
Unrealized gains (losses) on securities available for sale
	$329	Net gains on securities
	(9)	Net impairment loss recognized in earnings
	320	Total reclassifications before tax
	112	Income tax expense
	$208	Reclassifications, net of tax

Unrealized losses on settled derivatives
	$(380)	Interest expense
	(133)	Income tax benefit
	$(247)	Reclassification, net of tax
	$(39)	Total reclassifications for the period, net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 24 – INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Presented below are condensed financial statements for our parent company.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2016	2015
	(In thousands)
ASSETS
Cash and due from banks	$9,515	$10,800
Interest bearing deposits - time	5,000	5,000
Investment in subsidiaries	259,883	261,016
Accrued income and other assets	10,489	10,120
Total Assets	$284,887	$286,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debentures	$35,569	$35,569
Accrued expenses and other liabilities	379	378
Shareholders’ equity	248,939	250,989
Total Liabilities and Shareholders’ Equity	$284,887	$286,936

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
OPERATING INCOME
Dividends from subsidiary	$5,000	$—	$—
Interest income	27	72	64
Gain on extinguishment of debt	—	—	500
Gain on securities	—	—	295
Other income	153	31	35
Total Operating Income	5,180	103	894

OPERATING EXPENSES
Interest expense	1,167	1,021	1,462
Administrative and other expenses	554	560	527
Total Operating Expenses	1,721	1,581	1,989
Income (Loss) Before Income Tax and Equity in Undistributed Net Income of Subsidiaries	3,459	(1,478)	(1,095)
Income tax benefit	(615)	(542)	(383)
Income (Loss) Before Equity in Undistributed Net Income of Subsidiaries	4,074	(936)	(712)
Equity in undistributed net income of subsidiaries	18,692	20,953	18,733
Net Income	$22,766	$20,017	$18,021

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Net Income	$22,766	$20,017	$18,021
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM (USED) IN OPERATING ACTIVITIES
Deferred income tax benefit	(615)	(542)	(383)
Share based compensation	29	21	46
Gain on extinguishment of debt	—	—	(500)
Net gains on securities	—	—	(295)
Decrease in accrued income and other assets	246	5	118
Increase (decrease) in accrued expenses and other liabilities	1	(6)	287
Equity in undistributed net income of subsidiaries	(18,692)	(20,953)	(18,733)
Total Adjustments	(19,031)	(21,475)	(19,460)
Net Cash From (Used) in Operating Activities	3,735	(1,458)	(1,439)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of interest bearing deposits - time	(7,500)	(5,000)	(17,500)
Maturity of interest bearing deposits - time	7,500	12,500	5,000
Return of capital from subsidiary	18,000	18,500	15,000
Net Cash From Investing Activities	18,000	26,000	2,500

CASH FLOW USED IN FINANCING ACTIVITIES
Repurchase of common stock	(16,854)	(13,498)	—
Dividends paid	(7,274)	(5,896)	(4,129)
Proceeds from issuance of common stock	1,735	1,569	1,242
Share based compensation withholding obligation	(627)	(1,091)	—
Redemption of subordinated debt	—	—	(4,654)
Net Cash Used in Financing Activities	(23,020)	(18,916)	(7,541)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,285)	5,626	(6,480)
Cash and Cash Equivalents at Beginning of Year	10,800	5,174	11,654
Cash and Cash Equivalents at End of Year	$9,515	$10,800	$5,174

NOTE 25 – BRANCH SALE

On April 29, 2015 we entered into a Purchase and Assumption Agreement (“PAA”) with Isabella Bank (based in Mt. Pleasant, Michigan). Pursuant to the PAA, on August 28, 2015, we sold the fixed assets, real property and certain other assets of our bank branch located in Midland, Michigan (the “Midland Branch”) to Isabella Bank. The deposit liabilities of the Midland Branch were assumed by Isabella Bank which totaled $8.7 million on the date of sale. Under the terms of the PAA, Isabella Bank paid a premium of $0.6 million (which was equal to 6.0% of the average deposit liabilities of $9.7 million based on the 20-day average ending two business days prior to the closing date of August 28, 2015) and $0.85 million for the real property and fixed assets (including the ATM). The real property and the fixed assets had a net book value of approximately $0.2 million as of August 28, 2015. We recorded a net gain of $1.2 million in the third quarter of 2015 on the sale of the Midland Branch.

Appendix A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
INDEPENDENT BANK CORPORATION
AND
TCSB BANCORP, INC.
Dated as of December 4, 2017

EXECUTION VERSION

A-i

A-ii

A-iii

9.11	Headings	A-54
9.12	Calculation of Dates and Deadlines	A-54
9.13	Severability	A-54
9.14	Non-Survival of Representations, Warranties and Agreements	A-54
9.15	Amendments	A-54

A-iv

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Plan of Merger”) is made as of December 4, 2017, by and between INDEPENDENT BANK CORPORATION, a Michigan corporation (“Purchaser”), and TCSB BANCORP, INC., a Michigan corporation (“Company”).

PRELIMINARY STATEMENT

1.   The respective Boards of Directors of each of Company and Purchaser have determined to engage in a merger of Company with and into Purchaser (the “Merger”) in accordance with the terms of this Plan of Merger, the Michigan Business Corporation Act (the “MBCA”) and any other applicable Law.

2.   The Company Board of Directors has, in light of and subject to the terms and conditions set forth in this Plan of Merger, (a) determined that the terms of this Plan of Merger are in substantial compliance with all applicable Laws and in the best interests of Company and the Company Shareholders, and (b) adopted this Plan of Merger, authorized the Merger and the other transactions contemplated by it and, subject to Section 5.3.5, resolved to recommend approval by the Company Shareholders of this Plan of Merger.

3.   The Purchaser Board of Directors has, in light of and subject to the terms and conditions set forth in this Plan of Merger, (a) determined that the terms of this Plan of Merger are in the best interests of Purchaser and Purchaser’s shareholders, and (b) adopted this Plan of Merger and authorized the Merger and the other transactions contemplated by it.

4.   For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), the parties to this Plan of Merger are treated as “parties to the reorganization” and this Plan of Merger is intended to be and is adopted as a “Plan of Reorganization” for the purposes of Sections 354 and 361 of the Code.

5.   All members of the Company Board of Directors have executed and delivered to Purchaser a voting agreement substantially in the form attached hereto as Exhibit A and a noncompetition agreement substantially in the form attached hereto as Exhibit B.

In consideration of the representations, warranties, mutual covenants and agreements contained in this Plan of Merger, Company and Purchaser agree:

ARTICLE I
THE MERGER

1.1    Merger. Subject to the terms and conditions of this Plan of Merger, at the Effective Time, Company shall be merged with and into Purchaser and the separate corporate existence of Company shall cease. Company and Purchaser are each sometimes referred to as a “Constituent Corporation” prior to the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which corporation shall be Purchaser (the “Surviving Corporation”). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in Chapter Seven of the MBCA with respect to the merger of domestic corporations. Without limiting the generality of the foregoing, and subject to the MBCA, at the Effective Time: (a) all the rights, privileges, powers, franchises, licenses, and interests in and to every type of property (whether real, personal, or mixed) of Company and Purchaser, shall vest in the Surviving Corporation, (b) all choses in action of Company and Purchaser shall continue unaffected and uninterrupted by the Merger and shall accrue to the Surviving Corporation, and (c) all debts, liabilities and duties of Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

1.2   The Closing. Company and Purchaser shall consummate the Merger (the “Closing”) (a) at the offices of Varnum LLP, at 10:00 a.m., local time, on a date to be agreed upon by Company and Purchaser, which will be no later than two Business Days following satisfaction or waiver of the last of the conditions to Closing contained in Article VI (other than any conditions that by their nature are to be satisfied at the Closing) or (b) at such other place and time or on such other date as Company and Purchaser may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”).

1.3   Effective Time of Merger. Upon completion of the Closing, Company and Purchaser shall each promptly execute and file a certificate of merger as required by the MBCA to effect the Merger (the “Certificate of Merger”).

No party shall take any action to revoke the Certificate of Merger after its filing without the written consent of the other party. The “Effective Time” of the Merger shall be the time and date when the Merger becomes effective as set forth in the Certificate of Merger. Company and Purchaser agree that, if requested by Purchaser, the Effective Time shall occur on either the last day of the month in which, or the first day of the month after which, the Closing occurs.

1.4   Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that deeds, assignments, or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Company and Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger. Company and Purchaser grant to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time and at such time the officers and directors of the Surviving Corporation shall be fully authorized in the name of Company and Purchaser to take any and all such actions contemplated by this Plan of Merger.

1.5   Surviving Corporation. At the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by Law:

1.5.1   Name. The name of the Surviving Corporation shall be “Independent Bank Corporation.”

1.5.2   Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time, without change.

1.5.3   Bylaws. The bylaws of the Surviving Corporation shall be the bylaws of Purchaser as in effect immediately prior to the Effective Time, without change.

1.5.4   Officers. The officers of the Surviving Corporation shall be the officers of Purchaser immediately before the Effective Time.

1.5.5   Directors. The directors of the Surviving Corporation shall be the directors of Purchaser immediately before the Effective Time.

1.6   Reservation of Right to Revise Structure. At Purchaser’s election, the Merger may alternatively be structured so that (a) Company is merged with and into any other direct or indirect wholly-owned Subsidiary of Purchaser or (b) any direct or indirect wholly-owned Subsidiary of Purchaser is merged with and into Company; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration or the treatment of the holders of Company Common Stock or Company Stock Options, (ii) prevent the parties from obtaining the opinions of counsel referred to in Section 6.2.5 and Section 6.3.5 or otherwise cause the transaction to fail to qualify for the Intended Tax Treatment, or (iii) materially impede or delay consummation of the transactions contemplated by this Plan of Merger. In the event of such an election, the parties agree to execute an appropriate amendment to this Plan of Merger (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Plan of Merger or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

ARTICLE II
EFFECT OF MERGER ON CAPITAL STOCK

2.1   Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Purchaser or any other Person:

2.1.1   Cancellation of Excluded Shares. Each share of Company Common Stock that is owned by Company (or by any of its wholly-owned Subsidiaries) or Purchaser (or by any of its wholly-owned Subsidiaries) (collectively, the “Excluded Shares”, provided, however, that Excluded Shares shall not include Trust Account Shares or DPC Shares as defined in this Plan of Merger) immediately before the Effective Time will automatically be canceled and cease to exist without delivery of any consideration in exchange for or in respect of any Excluded Share.

2.1.2   Conversion of Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be converted into the right to receive 1.1166 (the “Exchange Ratio”) fully paid and nonassessable shares of Purchaser Common Stock (the

“Merger Consideration”), whereupon such shares of Company Common Stock will no longer be outstanding and all rights with respect to such shares of Company Common Stock will cease to exist, except the right to receive the Merger Consideration, any cash in lieu of fractional shares payable pursuant to Section 2.7, and any dividends or other distributions payable pursuant to Section 2.4, upon surrender of Certificates or Book-Entry Shares, in accordance with Section 2.3. No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

2.1.3   Purchaser Common Stock Remains Outstanding. Each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and represent one share of common stock of the Surviving Corporation.

2.2   Stock Plans.

2.2.1   Company and Purchaser shall take all requisite action so that, as of the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a Company Stock Option, and shall be converted, by virtue of the Merger and without any action on the part of the holder of that Company Stock Option, or of Company, Purchaser, or any other Person, into a fully-vested and exercisable option (as converted, a “Converted Stock Option”) with respect to a number of shares of Purchaser Common Stock equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (b) the Exchange Ratio. The value of any fractional shares related to any Converted Stock Option shall be paid in cash at the time such Converted Stock Option is otherwise settled pursuant to its terms. As of the Effective Time, Purchaser will assume the Company Stock Plan.

2.2.2   All Converted Stock Options shall continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Plan and agreement to which such Converted Stock Option was subject immediately prior to the Effective Time, except as otherwise provided in this Plan of Merger. For the avoidance of doubt, each holder of Converted Stock Options immediately following the Effective Time shall be permitted to effect a cashless exercise of such Converted Stock Options at any time during the term of such Converted Stock Options. The exercise price (if any) per share of Purchaser Common Stock applicable to any Converted Stock Option shall be equal to (a) the per share exercise price of such Company Stock Option immediately prior to the Effective Time divided by (b) the Exchange Ratio. Prior to the Effective Time, Company shall make such amendments and take such other actions with respect to the Company Stock Plan as shall be necessary to effect the adjustment referred to in this Section 2.2, including, if required, notifying all participants in the Company Stock Plan of such adjustment.

2.2.3   Purchaser shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise or settlement of the Converted Stock Options in accordance with this Section 2.2. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Purchaser Common Stock to be registered and issuable under Converted Stock Options, Purchaser shall file a post-effective amendment to the Registration Statement or one or more registration statements on Form S-8 (or any successor or other appropriate form) with respect to the shares of Purchaser Common Stock subject to Converted Stock Options and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options remain outstanding.

2.3   Surrender of Shares.

2.3.1   Exchange Agent; Exchange Fund. Prior to or at the Effective Time, Purchaser shall deposit with Broadridge Corporate Issuer Solutions, Inc. or another bank or trust company designated by Purchaser and reasonably satisfactory to Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock as of immediately prior to the Effective Time, whether represented by Certificates or held as Book-Entry Shares, shares of Purchaser Common Stock, in the aggregate amount equal to the number of shares of Purchaser Common Stock to which holders of Company Common Stock are entitled based on the Exchange Ratio pursuant to Section 2.1.2. In addition, Purchaser shall deposit with the Exchange Agent, prior to or at the Effective Time and as necessary from time to time after the Effective Time, cash in an amount sufficient to make payment of cash in lieu of any fractional shares pursuant to Section 2.7, and payment of any dividends or other distributions payable pursuant to Section 2.4. All such shares of Purchaser Common Stock and cash deposited with the Exchange Agent pursuant to this Section 2.3.1 is referred to as the “Exchange Fund.”

2.3.2   Exchange Procedure. As soon as reasonably practicable and, in any event within five Business Days after the Effective Time, Purchaser shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock (other than the Excluded Shares), as of the Effective Time, a form of letter of transmittal (which shall be in customary form and reasonably acceptable to Company and shall specify that delivery will be effected, and risk of loss and title to Certificates or Book-Entry Shares will pass, only upon proper delivery of such Certificates or Book-Entry Shares to the Exchange Agent upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares payable pursuant to Section 2.7 and any dividends or other distributions payable pursuant to Section 2.4.

Upon surrender of a Certificate or of Book-Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each holder of a Certificate or of Book-Entry Shares shall be entitled to receive in exchange therefor (a) book-entry shares representing the number of whole shares of Purchaser Common Stock to which such holder is entitled pursuant to Section 2.1.2, (b) cash in lieu of any fractional shares payable pursuant to Section 2.7, and (c) any dividends or distributions payable pursuant to Section 2.4, and such Certificates and Book-Entry Shares so surrendered shall forthwith be canceled. Purchaser shall mail, or cause to be mailed, a statement of ownership relating to the shares of Purchaser Common Stock and a check for payment of the cash owing within 30 days after such a surrender of a Certificate or of Book-Entry Shares.

In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificates or Book-Entry Shares so surrendered are registered if properly endorsed or otherwise in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish, to the reasonable satisfaction of Purchaser or the Exchange Agent, that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any cash in lieu of fractional shares payable pursuant to Section 2.7 and any dividends or other distributions payable pursuant to Section 2.4.

2.4   Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Purchaser Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Purchaser Common Stock that the holder of such unsurrendered Certificate or Book-Entry Share has the right to receive upon the surrender of such unsurrendered Certificate or Book-Entry Share, and no cash payment in lieu of fractional shares of Purchaser Common Stock shall be paid to any such holder pursuant to Section 2.7, until the holder of such Certificate or Book-Entry Share shall have surrendered such Certificate or Book-Entry Share in accordance with this Article II. Subject to escheat or other applicable Law, following the surrender of any Certificate or Book-Entry Share, there shall be paid to the record holder of whole shares of Purchaser Common Stock issued in exchange therefor, without interest, with respect to such whole shares of Purchaser Common Stock (a) at the time of such surrender, the amount of dividends or other distributions with a record date and a payment date on or after the Effective Time and on or prior to the date of such surrender and the amount of any cash payable in lieu of a fractional share of Purchaser Common Stock to which such holder is entitled pursuant to Section 2.7 and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Purchaser Common Stock.

2.5   Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to holders of Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Purchaser, upon demand, and any holders of Certificates or Book-Entry Shares who have not then complied with this Article II shall thereafter look only to Purchaser for, and Purchaser shall remain liable for, payment of their claims for the Merger Consideration, any cash in lieu of any fractional shares payable pursuant to Section 2.7, and any dividends or other distributions payable pursuant to Section 2.4, in accordance with this Article II.

2.6   No Further Ownership Rights in Company Common Stock. The Merger Consideration, any cash in lieu of any fractional shares payable pursuant to Section 2.7, and any dividends or other distributions payable pursuant to Section 2.4 upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been in full satisfaction of all rights pertaining to the Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the close of business on the Closing Date, the share transfer books of Company shall be closed, and there shall be no further registration of transfers on the share transfer books of Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to shares of Company Common Stock, except as otherwise provided in this Plan of Merger or by applicable Law.

2.7   No Fractional Shares. No certificates or scrip representing fractional shares of Purchaser Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions of Purchaser shall be paid with respect to such fractional share interests, and such fractional share interests will not entitle the owner to vote or to have any rights of a holder of shares of Purchaser Common Stock. Notwithstanding any other provision of this Plan of Merger, each holder of Certificates or Book-Entry Shares who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (determined after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu of such fractional part of a share of Purchaser Common Stock, cash (without interest) in an amount equal to the product of (a) such fractional part of a share of Purchaser Common Stock multiplied by (b) the Final Purchaser Price.

2.8   No Liability. To the fullest extent permitted by applicable Law, none of Company, Purchaser, the Surviving Corporation nor the Exchange Agent will be liable to any Company Shareholder or any other Person in respect of any cash properly delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by the Company Shareholders as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Purchaser free and clear of any claims or interest of any Person previously entitled thereto.

2.9   Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, Purchaser or the Exchange Agent will, upon the receipt of an affidavit of that fact by the holder of such Certificate in form and substance reasonably satisfactory to Purchaser or the Exchange Agent, issue and pay in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares payable pursuant to Section 2.7 and any dividends or other distributions payable pursuant to Section 2.4 payable in respect of the shares of Company Common Stock previously evidenced by such lost, stolen or destroyed Certificate. Purchaser or the Exchange Agent may, in its discretion and as a condition precedent to the payment of the Merger Consideration, any cash in lieu of fractional shares payable pursuant to Section 2.7 and any dividends or other distributions payable pursuant to Section 2.4, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as Purchaser or the Exchange Agent may reasonably direct (which amount shall be consistent with Purchaser’s or the Exchange Agent’s customary procedure for Purchaser’s existing shareholders) as indemnity against any claim that may be made against Purchaser or the Exchange Agent with respect to such Certificate.

2.10   Withholding Rights. Purchaser shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Plan of Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity by Purchaser, such withheld amounts shall be treated for all purposes of this Plan of Merger as having been paid to the Person in respect of which such deduction and withholding was made by Purchaser.

2.11   Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser from time to time provided that no gain or loss thereon shall affect the amounts payable or the timing of the amounts payable to Company Shareholders pursuant to this Article II. The Exchange Fund shall not be used for any purpose except as set forth herein. Any interest and other income resulting from such investments shall be for Purchaser’s account.

2.12   Adjustments. Notwithstanding anything to the contrary in this Article II, if, between the date of this Plan of Merger and the Effective Time, there is declared (with an effective time prior to the Effective Time) or effected a reorganization, reclassification, recapitalization, stock split (including a reverse stock split), split-up, stock dividend or stock distribution (including any dividend or distribution of securities convertible into Purchaser Common Stock or Company Common Stock), combination, exchange, or readjustment of shares with respect to, or rights issued in respect of, Purchaser Common Stock or Company Common Stock, the Exchange Ratio shall be proportionately adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Plan of Merger prior to such event. Notwithstanding any other provisions of this Section 2.12, no adjustment shall be made in the event of the issuance of additional shares of Purchaser Common Stock pursuant to any dividend reinvestment plan or direct investment plan of Purchaser, pursuant to the exercise of stock options awarded under any director, employee or Affiliate stock option plans of Purchaser or its Subsidiaries, or upon the grant or sale of shares or rights to receive shares to or for the account of any director, employee, or Affiliate of Purchaser or any of its Subsidiaries pursuant to any stock option or other compensation or benefit plans of Purchaser, or in connection with the issuance of shares as merger consideration in a transaction where Purchaser is the surviving corporation, or in connection with any offering or issuance of shares pursuant to which Purchaser receives cash or other consideration in exchange for the shares issued.

2.13   Upset Provision.

2.13.1   The “Upset Condition” shall have occurred if both of the following conditions exist as of the last day of the Pricing Period: (a) the Final Purchaser Price is less than $19.07 (the “Floor Purchaser Price”); and (b) the number determined by dividing the Final Purchaser Price by $22.44 is less than the number obtained by subtracting (i) 15% from (ii) the quotient obtained by dividing the Final Index Price by the Initial Index Price. The “Final Purchaser Price” means the 15-day volume weighted average price of Purchaser Common Stock ending on the sixth Business Day prior to the date of Closing in transactions reported on The Nasdaq Global Select Market (the “Pricing Period”). The “Initial Index Price” means the closing price of the KBW Regional Banking Index (KRX), a sector index maintained by the Nasdaq Stock Market (“Bank Index”) on December 1, 2017. The “Final Index Price” means the closing price of the Bank Index on the last day of the Pricing Period.

2.13.2   If the Upset Condition exists as of the last day of the Pricing Period, Company shall have the right, exercisable at any time prior to 5:00 p.m., Michigan time on the second Business Day after the last day of the Pricing Period (the “Exercise Period”) to (a) proceed with the Merger on the basis of the Exchange Ratio set forth in Section 2.1.2, subject to applicable adjustments as provided in Section 2.12 and Section 2.14, by delivering to Purchaser within the Exercise Period written notice of its decision to do so or by failing to deliver any notice to Purchaser; or (b) request Purchaser to adjust the Exchange Ratio by delivering to Purchaser within the Exercise Period written notice to such effect (an “Increase Notice”) to a ratio computed by multiplying the Exchange Ratio by a fraction that has as its numerator the Floor Purchaser Price and that has as its denominator the Final Purchaser Price (the “Adjusted Exchange Ratio”).

2.13.3   If the Upset Condition occurs and Purchaser receives an Increase Notice, Purchaser shall either accept or decline the Adjusted Exchange Ratio by delivering written notice of its decision to Company at or before 5:00 p.m., Michigan time on the second Business Day after receipt of the Increase Notice (the “Acceptance Period”). If Purchaser accepts the Adjusted Exchange Ratio within the Acceptance Period, this Plan of Merger shall remain in effect in accordance with its terms except the Exchange Ratio shall be equal to the Adjusted Exchange Ratio. If Purchaser declines the Adjusted Exchange Ratio or fails to deliver written notice of its decision to accept or decline the Adjusted Exchange Ratio within the Acceptance Period, the Merger shall be abandoned and this Plan of Merger shall thereupon terminate without further action by Company or Purchaser effective as of 5:00 p.m., Michigan time on the Business Day following the expiration of the Acceptance Period; provided, that if Purchaser so declines the Adjusted Exchange Ratio or fails to deliver written notice of its decision to accept or decline the Adjusted Exchange Ratio within the Acceptance Period, Company may, by written notice delivered to Purchaser at or before 5:00 p.m., Michigan time on the Business Day following the expiration of the Acceptance Period, elect to proceed with the Merger on the basis of the Exchange Ratio set forth in Section 2.1.2, subject to applicable adjustments as provided in Section 2.12 and Section 2.14, and, upon such election, no abandonment of the Merger or termination of the Plan of Merger shall be deemed to have occurred, this Plan of Merger shall remain in effect in accordance with its terms, and the Closing shall thereafter occur, in accordance with the terms of this Plan of Merger.

2.14   Adjustment to Exchange Ratio. At the Effective Time, the Exchange Ratio shall be adjusted, if applicable, as follows (which exchange ratio, as adjusted as provided below and in Sections 2.12 and 2.13, if applicable, shall become the Exchange Ratio for purposes of this Plan of Merger) :

2.14.1   Shareholders’ Equity. If, as of the Final Statement Date, the Company Consolidated Shareholders’ Equity is less than $34,500,000, the Stock Purchase Value shall be reduced by an amount equal to (a) $34,500,000 minus (b) the Company Consolidated Shareholders’ Equity as of the Final Statement Date (the “Shareholders’ Equity Price Adjustment”).

2.14.2   Exchange Ratio Adjustment. Subject to the satisfaction of Section 2.14.1, the Exchange Ratio shall be decreased to an amount determined by multiplying (a) the quotient determined by dividing the Adjusted Stock Purchase Value by the Stock Purchase Value, and (b) the Exchange Ratio.

2.14.3   Definitions. As used in this Article II, the following terms shall have the meanings indicated below:

“Adjusted Stock Purchase Value” shall be equal to (a) the Stock Purchase Value minus (b) the Shareholders’ Equity Price Adjustment, if applicable.

“Stock Purchase Value” shall be equal to the Exchange Ratio in effect at the time of adjustment multiplied by the total number of shares of Company Common Stock outstanding as of the Effective Time multiplied by the Final Purchaser Price.

ARTICLE III
COMPANY’S REPRESENTATIONS AND WARRANTIES

On or prior to the date hereof, Company has delivered to Purchaser a schedule (the “Company Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V. Accordingly, Company hereby represents and warrants to Purchaser as follows, except as set forth on the Company Disclosure Letter or as otherwise permitted by this Plan of Merger:

3.1   Authorization, No Conflicts, Etc.

3.1.1   Authorization of Plan of Merger. Company has the requisite corporate power and authority to execute and deliver this Plan of Merger and, subject to the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote to approve the Plan of Merger (the “Company Shareholder Approval”), to consummate the transactions contemplated by this Plan of Merger. The Company Board of Directors has unanimously (a) determined that the terms of this Plan of Merger are in substantial compliance with all applicable Laws and in the best interests of Company and the Company Shareholders, and (b) adopted this Plan of Merger, authorized the transactions contemplated by this Plan of Merger and, subject to Section 5.3.5, resolved to recommend approval by the Company Shareholders of this Plan of Merger by an affirmative vote of at least two-thirds of the entire Company Board of Directors, including at least one director of each class of the Company Board of Directors (such recommendation, the “Company Board Recommendation”). Except for the Company Shareholder Approval, no other corporate proceedings on the part of Company are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Purchaser) constitutes valid and binding obligations of, Company and is enforceable against Company in accordance with its terms, except to the extent that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.1.2   No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Company and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of: (a) any provision of the articles of incorporation or bylaws (or similar organizational documents) of Company or any Subsidiary of Company (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”); or (b) any Law or Order applicable to Company or any Company Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 3.1.4.

3.1.3   Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Company and the consummation of the Merger do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any cease and desist order, written agreement, memorandum of understanding, board resolutions or other regulatory agreement or commitment with or from a Governmental Entity to which Company or any Company Subsidiary is a party or subject, or by which Company or any Company Subsidiary is bound or affected.

3.1.4   Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity is necessary for the consummation of the transactions contemplated by this Plan of Merger by Company other than in connection or compliance with the provisions of the MBCA, compliance with federal and state securities Laws, and the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, and the Michigan Banking Code. Company has no Knowledge of any reason why the regulatory approvals referred to in this Section 3.1.4 cannot be obtained or why the regulatory approval process would be materially impeded.

3.2   Organization and Good Standing. Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Michigan. Company has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Company is a bank holding company duly registered as such with the Federal Reserve Board under the Bank Holding Company Act. Company is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.3   Subsidiaries.

3.3.1   Ownership. Section 3.3.1 of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary as of the date of this Plan of Merger. Other than the Company Subsidiaries, Company does not have “control” (as defined in Section 2(a)(2) of the Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any Person engaged in an active trade or business or that holds any significant assets. Company or a Company Subsidiary owns all of the issued and outstanding capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any claim or Lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or other equity interests of any Company Subsidiary.

3.3.2   Organization and Good Standing. Each of the Company Subsidiaries (a) is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization; (b) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified; and (c) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in the case of each of (b) and (c) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.3.3   Deposit Insurance; Other Assessments. The deposits of each Company Subsidiary that is a depository institution are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments to be paid in connection therewith have been paid by each such Company Subsidiary when due. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Company, threatened. Company and each Company Subsidiary has paid as and when due all material fees, charges, assessments, and the like as required by Law to each and every Governmental Entity having jurisdiction over Company or each Company Subsidiary.

3.4   Capital Stock.

3.4.1   Classes and Shares. The authorized capital stock of Company consists of 5,000,000 shares, divided into two classes, as follows (i) 4,000,000 shares of common stock, no par value (the “Company Common Stock”), of which 2,427,801 shares are issued and outstanding as of the date of this Plan of Merger; and (ii) 1,000,000 shares of preferred stock, no par value (the “Company Preferred Stock”), of which no shares are issued and outstanding as of the date of this Plan of Merger. Except for the Company Stock Options, as of the date of this Plan of Merger, there are not outstanding (a) any securities convertible into or exchangeable for shares of capital stock of Company or any of its Subsidiaries, (b) options, warrants, or other Contracts or commitments to acquire from Company or any of its Subsidiaries any shares of capital stock of Company or any of its Subsidiaries; or (c) any restricted shares, restricted share units, stock appreciation rights, performance shares, or similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly on the value of any shares of capital stock of Company, that have been issued by Company or any of its Subsidiaries.

3.4.2   Stock Options. Section 3.4.2 of the Company Disclosure Letter sets forth, as of the date of this Plan of Merger, (i) the number of shares of Company Common Stock that are authorized and reserved for issuance under the Company Stock Plan, and (ii) all outstanding Company Stock Options, including for each Company Stock Option, the holder, issuance date, exercise price, and the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option. All Company Stock Options have been awarded under the Company Stock Plan, on terms and conditions substantially identical to the form stock option agreement provided by Company to Purchaser, and there are no other compensatory awards outstanding pursuant to which Company Common Stock is issuable, or that relate to or are determined by reference to the value of Company Common Stock. All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance under the Company Stock Plan when issued in accordance with the terms of the Company Stock Plan, are or will be duly authorized, validly issued, fully paid and non-assessable and not issued in violation of any preemptive rights, purchase option, call or right of first refusal rights.

3.4.3   Issuance of Shares. After the date of this Plan of Merger, the number of issued and outstanding shares of Company Common Stock and Company Preferred Stock is not subject to any change before the Effective Time, other than the issuance of shares of Company Common Stock upon the exercise of any Company Stock Options granted pursuant to the Company Stock Plan prior to the date of this Plan of Merger.

3.4.4   Voting Rights. Other than the issued and outstanding shares of Company Common Stock described in Section 3.4.1, neither Company nor any Company Subsidiary has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger, or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

3.4.5   Appraisal Rights. No Company Shareholder will be entitled to any dissenters’ or appraisal rights pursuant to the MBCA, Company’s articles of incorporation, bylaws, or other charter documents, any Contract, or otherwise as a result of the consummation of the Merger.

3.5   Financial Statements.

3.5.1   Financial Statements. The consolidated financial statements of Company as of and for each of the three years ended December 31, 2016, 2015, and 2014, as audited by Company’s independent accountants, and the interim unaudited consolidated financial statements of Company as of and for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017, including all schedules and notes, if any, relating to such statements, as previously delivered to Purchaser (collectively, “Company Financial Statements”), fairly present, and the consolidated financial statements of Company as of and for any year-end or quarterly period ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes, if any, relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Company as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) and the absence of notes (that, if presented, would not differ materially from those included in the Company Financial Statements). No financial statements of any entity or enterprise other than the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of Company.

3.5.2   Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed (or when filed as amended, if applicable):

3.5.2.1   The Consolidated Reports of Condition and Income (Form FFIEC 041) of Bank (including any amendments) as of and for each of the fiscal years ended December 31, 2016, 2015, and 2014, and as of and for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, as filed with the FDIC; and

3.5.2.2   The Parent Company Only Financial Statements for Small Holding Companies (Form FR Y-9SP) of Company (including any amendments) as of and for each of the fiscal years ended December 31, 2016, 2015, and 2014, and as of and for the six-month period ended June 30, 2017, as filed with the Federal Reserve Board.

All of such reports required to be filed after the date of this Plan of Merger and prior to the Effective Time by Company or any Company Subsidiary will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 3.5.2 are collectively referred to as the “Company Call Reports.”

3.6   Absence of Undisclosed Liabilities. There exist no Liabilities of Company or any of the Company Subsidiaries other than (i) Liabilities that are adequately reflected, reserved for or disclosed in the Company Financial Statements or the Company Call Reports, (ii) Liabilities incurred in the ordinary course of business of Company and the Company Subsidiaries, or (iii) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7   Absence of Certain Changes or Events. Since December 31, 2016, (a) Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.8   Legal Proceedings. There is no Action pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries that (a) as of the date of this Plan of Merger, challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b) has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no material unsatisfied judgment, penalty or award against Company or any of the Company Subsidiaries. Neither Company nor any of the Company Subsidiaries, nor any of their respective properties or assets, is subject to any Order by a Governmental Entity that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No officer or director of Company or any of the Company Subsidiaries is a defendant in any Action commenced by any shareholder of Company or any of the Company Subsidiaries with respect to the performance of his or her duties as an officer or a director of Company or any of the Company Subsidiaries under any applicable Law, except for any Action arising out of or relating to the Merger and the transactions contemplated by this Plan of Merger.

3.9   Regulatory Filings. In the last three years:

3.9.1   Regulatory Filings. Company and each Company Subsidiary has filed in a timely manner all filings with Governmental Entities as required by applicable Law; and

3.9.2   Complete and Accurate. All such filings, as of their respective filing dates, complied in all material respects with all Laws, forms, and guidelines applicable to such filings.

3.10   No Indemnification Claims. To the Knowledge of Company, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other Person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any Contract or arrangement providing for indemnification or reimbursement of any such Person by Company or any Company Subsidiary.

3.11   Conduct of Business. Company and each Company Subsidiary has conducted its business and used its properties in compliance with all applicable Orders and Laws, except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12   Transaction Documents. None of the written information supplied or to be supplied by Company for inclusion or incorporation by reference in any Transaction Document has or will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (a) in the case of any Transaction Document (other than the Registration Statement and the Proxy Statement) at the time it is filed or at any time it is amended or supplemented, (b) in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, and (c) in the case of the Proxy Statement, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholder Meeting. The portions of the Proxy Statement relating to Company and the Company Subsidiaries will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

3.13   Agreements with Bank Regulators. Neither Company nor any Company Subsidiary is a party to a Regulatory Agreement, nor has Company nor any Company Subsidiary been advised by any Governmental Entity that a Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) a Regulatory Agreement. Neither Company nor any Company Subsidiary is required by Section 32 of the FDI Act or FDIC Regulation Part 359 or the Federal Reserve Board to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

3.14   Tax Matters.

3.14.1   All Tax Returns required by applicable Law to have been filed by Company and each Company Subsidiary have been filed when due (taking into account any extensions), and each such Tax Return was true and correct in all material respects when filed. Company and each Company Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party. All material Taxes that are due and payable by Company and each Company Subsidiary have been paid or properly accrued.

3.14.2   None of the Tax Returns of Company or the Company Subsidiaries filed for any Tax year beginning after December 31, 2010 have been audited by the IRS or any state or local taxing authority. There is no Tax audit or legal or administrative proceeding concerning Tax or information returns or the assessment or collection of Taxes pending or, to Company’s Knowledge, threatened with respect to Company or any Company Subsidiary. No claim concerning the calculation, assessment or collection of Taxes has been asserted in writing with respect to Company or any Company Subsidiary except for any claim that has been fully resolved and the costs of such resolution are reflected in the Company Financial Statements. There are no material Liens on any of the assets of Company or any of the Company Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

3.14.3   Neither Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes, which waiver or extension is still open.

3.14.4   Neither Company nor any Company Subsidiary has been included in any “consolidated,” “unitary” or “combined” Tax Return for any taxable period for which the statute of limitations has not expired (other than a group of which Company and one or more Company Subsidiaries are the only members). Neither Company nor any Company Subsidiary is a general partner in any partnership.

3.14.5   Within the past three years, neither Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

3.14.6   The tax positions taken by Company and the Company Subsidiaries in connection with Tax Returns were reasonable. No listed or other reportable transaction within the meaning of Sections 6011, 6111 or 6112 of the Code or any comparable provision of any other applicable Tax Law has been engaged in by, or with respect to, Company or any Company Subsidiary. Company and the Company Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

3.14.7   Neither Company nor any Company Subsidiary has participated in or been a party to a transaction that, as of the date of this Plan of Merger, constitutes a “listed transaction” for purposes of Section 6011 of the Code (or a similar provision of state Law).

3.14.8   Neither Company nor any Company Subsidiary has taken any action or has Knowledge of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

3.14.9   There has been no disallowance of a deduction under Section 162(m) of the Code or excise tax imposed under Section 280G of the Code for any amount paid or payable by Company or any Company Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, and neither Company nor any Company Subsidiary has taken any action or has Knowledge of any fact that would reasonably be expected to cause any such disallowance or imposition of excise tax in the future.

3.14.10   Company and the Company Subsidiaries have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.

3.14.11   Each of Company and the Company Subsidiaries has withheld and paid over all material Taxes required to have been withheld and paid over, and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on the Company Financial Statements as of December 31, 2016, December 31, 2015 and December 31, 2014, are sufficient for the payment of all accrued but unpaid Taxes as of the dates indicated, whether or not disputed, with respect to all periods through December 31, 2016.

3.14.12   Neither Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (a) change in method of accounting for a taxable period ending on or prior to the Closing Date; (b) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (c) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (d) installment sale or open transaction disposition made on or prior to the Closing Date; or (e) prepaid amounts received on or prior to the Closing Date. No property of Company or any Company Subsidiary is “tax exempt use property” within the meaning of Section 168(h) of the Code or directly or indirectly secures any debt the interest on which is exempt from tax under Section 103(a) of the Code. Any federal income tax liability related to bad debt deductions of Company or any Company Subsidiary are recorded in the Company Financial Statements.

3.14.13   Neither Company nor any Company Subsidiary is a party to a Tax sharing, indemnification or similar Contract, is or has been a member of an affiliated group filing consolidated or combined tax returns (other than a group over which Company is or was the common parent) or otherwise has any liability for the Taxes of any party (other than its Taxes and those of the Company Subsidiaries).

3.14.14   An “ownership change” as defined by Section 382 of the Code has not occurred with respect to Company since December 31, 2013. None of Company’s tax attributes are subject to limitation under Section 382 of the Code and, for purposes of Adjusted Current Earnings (ACE), none of Company’s assets have incurred an adjustment to tax basis due to an ownership change under Section 382.

3.14.15   Neither Company nor any Company Subsidiary (a) has failed to report any compensation as required by Section 409A of the Code; or (b) has taken any action or has Knowledge of any fact that could reasonably be expected to result in any liability under Section 409A of the Code.

3.15   Properties. With respect to each parcel of real property owned by Company or any Company Subsidiary, excluding other real estate owned (“Company Real Property”), and also with respect to each parcel of real property leased or licensed by Company or any Company Subsidiary (“Company-Leased Real Property”):

3.15.1   Title to and Interest in Properties. Company and each Company Subsidiary has good and valid title to, or valid leasehold interests in, all of their respective personal and real properties and assets as used in their respective businesses as presently conducted, and all such personal and real properties and assets, other than personal and real properties and assets in which Company or any of the Company Subsidiaries has leasehold interests, are free and clear of all Liens, except for Permitted Liens.

3.15.2   No Encroachments. Except for encroachments that have been insured by a title insurance policy benefitting Company or a Company Subsidiary, no building or improvement to Company Real Property or, to the Knowledge of Company, Company-Leased Real Property encroaches on any easement or property owned by another Person. No building or property owned by another Person encroaches on Company Real Property or, to the Knowledge of Company, Company-Leased Real Property or on any easement benefiting Company Real Property or Company-Leased Real Property. No claim of encroachment has been asserted by any Person with respect to any of Company Real Property or, to the Knowledge of Company, Company-Leased Real Property.

3.15.3   Buildings. All buildings and improvements to Company Real Property and, to the Knowledge of Company, Company-Leased Real Property are in good condition (normal wear and tear excepted), are structurally sound and are not in need of material repairs, are fit for their intended purposes, and are adequately serviced by all utilities necessary for the effective operation of business as presently conducted at that location.

3.15.4   No Condemnation. None of Company Real Property or, to the Knowledge of Company, Company-Leased Real Property is the subject of any condemnation action. To the Knowledge of Company, there is no proposal under active consideration by any public or governmental authority or entity to acquire Company Real Property or Company-Leased Real Property for any governmental purpose.

3.15.5   Validity. Each premises comprising Company Real Property and, to the Knowledge of Company, Company-Leased Real Property is a lawfully existing parcel that is: (a) a valid platted parcel; (b) a valid condominium unit; or (c) a lawfully existing parcel within the meaning of the Land Division Act, Act No. 288 of the Public Acts of 1967, as amended.

3.15.6   Access. Each premises comprising Company Real Property and, to the Knowledge of Company, Company-Leased Real Property has both legal and practical pedestrian and vehicular access to a public street.

3.15.7   Obligations. Company and each Company Subsidiary, as applicable, has paid all amounts due and owing and performed in all material respects all obligations under each agreement that affects any of Company Real Property or Company-Leased Real Property.

3.15.8   Additional Representations Regarding Real and Personal Property Leases. With respect to each lease and license pursuant to which Company or any Company Subsidiary, as lessor, lessee, licensor or licensee, has possession or leases or licenses to others any real or personal property, excluding any personal property lease with payments of less than $25,000 per year (each, a “Company Lease”):

(a)   Valid. Each Company Lease is valid, effective, and enforceable against the lessor or licensor in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.

(b)   No Default. There is no existing default under any Company Leases or any event that with notice or passage of time, or both, would constitute a default with respect to Company, any Company Subsidiary or, to the Knowledge of Company, any other party to the contract, which default is reasonably expected to have a Company Material Adverse Effect.

(c)   Assignment. No Company Lease contains a prohibition against assignment by Company or any Company Subsidiary, by operation of Law or otherwise, or any provision that would materially interfere with the possession, use, or rights with respect to the property by Purchaser or its Subsidiaries for the same purposes and upon the same rental and other terms following consummation of the Merger.

(d)   Disputes. To the Knowledge of Company, there are no disputes concerning the interpretation of any term, condition, or provision of any Company Leases.

3.15.9   List of Properties and Leases. Section 3.15.9 of the Company Disclosure Letter contains a true, complete and correct list of all Company Real Property, all Company-Leased Real Property, all Company Leases, and all parcels of other real estate owned by the Company or any Company Subsidiary as of the date of this Plan of Merger.

3.16   Intellectual Property. Company and the Company Subsidiaries own, or have a valid license or other valid right to use, all material Intellectual Property as used in their business as presently conducted; it being understood that the foregoing shall not be construed to expand or diminish the scope of the non-infringement representations and warranties that follow in this Section 3.16. No Actions, suits or other proceedings are pending or, to the Knowledge of Company, threatened that Company or any of the Company Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property. To the Knowledge of Company, no Person is infringing, misappropriating or otherwise violating the rights of Company or any of the Company Subsidiaries with respect to any Intellectual Property owned or purported to be owned by Company or any of the Company Subsidiaries (collectively the “Company-Owned Intellectual Property”). Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) no circumstances exist which could reasonably be expected to give rise to any (i) Action that challenges the rights of Company or any of the Company Subsidiaries with respect to the validity or enforceability of the Company-Owned Intellectual Property or (ii) claim of infringement, misappropriation, or violation of the Intellectual Property rights of any Person, and (b) the consummation of the transactions contemplated by this Plan of Merger will not give rise to any claim by any Person to a right to own, purchase, transfer, use, alter, impair, extinguish or restrict any Company-Owned Intellectual Property or Intellectual Property licensed to Company or any Company Subsidiary.

3.17   Required Licenses, Permits, Etc. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company and each Company Subsidiary hold all Permits and other rights from all appropriate Governmental Entities necessary for the conduct of its business substantially as presently conducted and all such material Permits and rights are in full force and effect. Bank is an approved seller-servicer for each mortgage investor with whom it conducts business, all of which are identified in Section 3.17 of the Company Disclosure Letter, and holds all necessary permits, authorizations, or approvals necessary to carry on a mortgage banking business.

3.18   Material Contracts and Change of Control.

3.18.1   “Material Contracts” Defined. For the purposes of this Plan of Merger, the term “Company Material Contract” means any of the following Contracts to which Company or any of the Company Subsidiaries is a party or bound as of the date of this Plan of Merger:

3.18.1.1   Each Contract, other than any Contracts contemplated by this Plan of Merger, that limits (or purports to limit) in any material respect the ability of Company or any of the Company Subsidiaries to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements);

3.18.1.2   Each Contract that would be required to be filed by Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K on Form 10-K under the Exchange Act as if Company were required to file a Form 10-K as of the date of this Plan of Merger;

3.18.1.3   Each Contract that creates a partnership or joint venture to which Company or any of the Company Subsidiaries is a party;

3.18.1.4   Each Contract with a correspondent banker;

3.18.1.5   Each Contract relating to the borrowing of money by Company or any Company Subsidiary or guarantee by Company or any Company Subsidiary of such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, FHLB advances, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business consistent with past practice) in excess of $100,000;

3.18.1.6   Each Contract that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, other than this Plan of Merger, pursuant to which Company or any of the Company Subsidiaries has any continuing obligations, contingent or otherwise;

3.18.1.7   Each Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

3.18.1.8   Each voting agreement or registration rights agreement with respect to the capital stock of Company to which the Company or any of the Company Subsidiaries is a party or of which the Company has Knowledge;

3.18.1.9   Each Contract granting Company or any Company Subsidiary the right to use, restricting Company’s or any Company Subsidiary’s right to use, or granting any other Person the right to use Intellectual Property that is material to the conduct of Company’s or any Company Subsidiary’s business (including any license, franchise agreement, co-existence agreement, concurrent-use agreement, settlement agreement or other similar type Contract);

3.18.1.10   Each Contract that limits the payment of dividends by Company or any Company Subsidiary;

3.18.1.11   Except Contracts made in accordance with Regulation O, and except Contracts entered into in the ordinary course of business consistent with past practice for compensation or indemnity, any Contract between Company or any Company Subsidiary, on the one hand, and, on the other hand (a) any officer or director of Company or a Company Subsidiary, or (b) to the Knowledge of Company, any (i) record or beneficial owner of 5% or more of the voting securities of Company, (ii) Affiliate or family member of any such officer, director, or record or beneficial owner, or (iii) other Affiliate of Company, except in each case those Contracts of a type available to employees of Company generally;

3.18.1.12   Each Contract for any one capital expenditure or a related series of capital expenditures, the aggregate amount of which is in excess of $50,000;

3.18.1.13   Each Contract or commitment to make a loan not yet fully disbursed or funded to any Person, wherein the undisbursed or unfunded amount exceeds $300,000, except for lines of credit and approved construction loan commitments existing as of the date of this Plan of Merger;

3.18.1.14   Each Contract or commitment for a loan participation agreement with any other Person in excess of $200,000; and

3.18.1.15   Each employment Contract with an employee of Company or any Company Subsidiary (excluding Company Benefit Plans).

3.18.2   Full Force and Effect. Prior to the date of this Plan of Merger, Company has delivered or made available to Purchaser a true and complete copy of each Company Material Contract in effect as of the date of this Plan of Merger. Section 3.18.2 of the Company Disclosure Letter contains a true, correct, and complete list of all Company Material Contracts. Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all Company Material Contracts are in full force and effect as of the date of this Plan of Merger, (b) neither Company nor any of the Company Subsidiaries is in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any Company Material Contract, (c) to the Knowledge of Company, no other party to any Company Material Contract is in breach of or in default under any Company Material Contract, and (d) neither Company nor any Company Subsidiary has received written notice of breach or termination (or proposed breach or termination) of any Company Material Contract.

3.18.3   Effect of Merger and Related Transactions. There is no Company Material Contract under which (a) a consent or approval is required, (b) a prohibited assignment by operation of Law could occur, (c) a waiver or loss of any right could occur, or (d) an acceleration of any obligation could occur, in each case as a result of the execution and delivery of this Plan of Merger or the consummation of the transactions contemplated herein, where any such occurrence would reasonably be expected to (i) materially interfere with the ordinary course of business conducted by Company, any Company Subsidiary or the Surviving Corporation or (ii) have a Company Material Adverse Effect.

3.18.4   Neither Company nor any Company Subsidiary is a party to any Contract (other than ordinary and customary banking relationships) that would require any payment to another party upon termination in excess of $50,000.

3.19   Labor and Employment Matters.

3.19.1   Compliance with Labor and Employment Laws. (a) Except with such exceptions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company and all of the Company Subsidiaries are in compliance with all applicable Laws relating to labor and employment practices (including with respect to the classification of, or compensation or benefits provided to, any consultant or independent contractor); (b) there is no unfair labor practice charge or complaint pending before the NLRB or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries; (c) during the past three years there has been no labor strike, slowdown, work stoppage or lockout, pending or, to the Knowledge of Company, threatened against or affecting Company or any of the Company Subsidiaries; (d) there is no representation claim or petition pending before the NLRB or any similar foreign agency relating to the employees of Company or any Company Subsidiary; (e) Company has not received written notice of charges with respect to or relating to Company or any Company Subsidiary pending before the Equal Employment Opportunity Commission or other Governmental Entity responsible for the prevention of unlawful employment practices; and (f) neither Company nor any Company Subsidiary has received any written notice from any Governmental Entity responsible for the enforcement of labor or employment Laws of an intention to conduct an investigation of Company or any Company Subsidiary and, to the Knowledge of Company, no such investigation has been threatened. To the Knowledge of Company, there is no factual basis for any valid claim or charge with regard to such employment-related matters that could result in a loss to Company or the Company Subsidiaries of more than $50,000.

3.19.2   Collective Bargaining Agreements. Neither Company nor any Company Subsidiary is party to, bound by, or negotiating any Collective Bargaining Agreement or any other Contract with any labor organization, union, works council, employee representative or association relating to the employees of Company or any Company Subsidiary.

3.19.3   At-Will Employment. Except as set forth in Section 3.19.3 of Company Disclosure Letter, all salaried employees, hourly employees, and temporary employees of Company and any of its Subsidiaries are employed on an at-will basis by Company or the applicable Subsidiary and may be terminated at any time with or without cause and without any severance or other liabilities to Company or any Company Subsidiary, or have signed an agreement or acknowledged in writing that their employment is at will. There has been no written representation by Company or any Company Subsidiary made to any employees that commits Company, any Company Subsidiary, or the Surviving Corporation to retain them as employees for any period of time subsequent to the Closing.

3.19.4   WARN Act. Since January 1, 2013, neither Company nor any Company Subsidiary has effectuated a “plant closing” or a “mass lay off” (in each case, as defined in the WARN Act), in either case affecting any site of employment or facility of Company or any Company Subsidiary, except in compliance with the WARN Act.

3.19.5   Occupational Health and Safety. There is no audit, investigation, charge, or proceeding with respect to a material violation of any occupational health and safety standards that is pending or unremedied, or to the Knowledge of Company, threatened against Company or any Company Subsidiary. Company and all of the Company Subsidiaries are in compliance with all applicable occupational health and safety Laws, except for such failures to comply as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.19.6   Certain Contracts. Neither Company nor any Company Subsidiary is a party or subject to any Contract that restricts Company or any Company Subsidiary from relocating, closing or terminating any of its operations or facilities or any portion of its operations or facilities.

3.19.7   Liabilities under Employment and Benefit Contracts. The consummation of the transactions contemplated by this Plan of Merger will not create Liabilities for any act by Company or any Company Subsidiary on or prior to the Closing under any Collective Bargaining Agreement, Contract or Company Benefit Plan.

3.19.8   Eligibility Verification. Company has implemented commercially reasonable procedures to ensure that all employees who are performing services for Company or any Company Subsidiary in the United States are legally permitted to work in the United States and will be legally permitted to work in the United States for the Surviving Corporation or any of its Subsidiaries following the consummation of the transactions contemplated by this Plan of Merger.

3.19.9   Employment Policies, Programs, and Procedures. The policies, programs, and practices of Company and all Company Subsidiaries relating to equal opportunity and affirmative action, wages, employee classifications (including independent contractor versus employee and exempt versus non-exempt), hours of work, employee disabilities, employment termination, employment discrimination, employee safety, labor relations, and other terms and conditions of employment are in compliance in all material respects with applicable Law governing or relating to employment and employer practices and facilities.

3.19.10   Record of Payments. There is no existing or outstanding material obligation of Company or the Company Subsidiaries, whether arising by operation of Law, civil or common, by contract, or by past custom, for any Employment-Related Payment to any trust, fund, company, governmental agency, or any person that has not been duly recorded on the books and records of Company and/or the Company Subsidiaries and paid when due or duly accrued in the ordinary course of business in accordance with GAAP. For purposes of this Plan of Merger, “Employment-Related Payments” include any payment to be made with respect to any contract for employment or severance agreement; unemployment compensation benefits; profit sharing, pension, employee stock ownership plan or retirement benefits; social security benefits; compensation; fringe benefits, including vacation or holiday pay, bonuses, and other forms of compensation; or for medical insurance or medical expenses; any of which are payable with respect to any present or former director, officer, employee, or agent, or his or her survivors, heirs, legatees, or legal representatives.

3.19.11   Additional Employment Related Agreements. Company and the Company Subsidiaries are not parties to, or bound by, any oral or written, express or implied, (a) plan, Contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, restricted stock, stock appreciation rights, stock awards, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing; or (b) plan, Contract, arrangement, understanding or practice with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former director, employee or any spouse, child, member of the same household, estate or survivor of any director or employee or former director or employee.

3.20   Employee Benefits.

3.20.1   Company has delivered or made available to Purchaser true and complete copies of all Company Benefit Plans. Each Company Benefit Plan is in compliance with all applicable requirements of ERISA, the Code and all other applicable Laws and has been administered in accordance with its terms and such Laws, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.20.2   Each Company Benefit Plan intended to qualify under Section 401(a) of the Code or under Section 501(c)(9) of the Code is listed in Schedule 3.20.2 of the Company Disclosure Letter and has received a favorable determination, advisory, or opinion letter from the IRS that it is so qualified, and the related trusts have been determined to be exempt from taxation, or is established on a pre-approved form or prototype of plan document that has received or requested a favorable opinion or advisory letter from the IRS that such form or plan document is so qualified or exempt. A copy of the most recent determination, advisory, or opinion letter with respect to each such Company Benefit Plan has been delivered to Purchaser, and no condition exists or existed and nothing has occurred prior to or since the date of such letter that would cause the loss of such qualification or exemption. Each such Company Benefit Plan has been operated in accordance with its terms in all material respects. All contributions, payments or premiums required to be made with respect to any Company Benefit Plan by Company have been timely made, and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, and each of Company and the Company Subsidiaries have performed all material obligations required to be performed under all Company Benefit Plans with respect to which Company or any ERISA Affiliate of Company has an obligation to contribute.

3.20.3   Neither Company nor any ERISA Affiliate of Company participates in nor since December 31, 1973 has ever participated in any Multiemployer Plan, and neither Company nor any ERISA Affiliate of Company maintains or contributes to, or is party to, and, at no time since January 1, 2012 maintained, contributed to, or was a party to, any plan, program, agreement or policy that (a) is a “defined benefit plan” within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA, (b) is a “multiple employer plan” as defined in ERISA or the Code (whether or not subject thereto), (c) is described in Section 401(a)(1) of ERISA (whether or not subject thereto), (d) is a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of the Code, (e) is a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9), or (f) is primarily for the benefit of employees who reside outside of the United States.

3.20.4   Except as required by Part 6 of Subtitle B of Title I of ERISA or section 4980B of the Code or any state Laws requiring continuation of benefits coverage following termination of employment, neither Company nor any Company Subsidiary provides health or welfare benefits for any retired or former employee following such employee’s retirement or other termination of service.

3.20.5   The execution, delivery of, and performance by Company of its obligations under the transactions contemplated by this Plan of Merger (either alone or upon the occurrence of any additional or subsequent event) will not (a) result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current, former or retired employees, officers, consultants, independent contractors, agents or directors of Company or any of the Company Subsidiaries (except for payments due to Company directors upon a change in control under the Company Director Deferred Compensation Plan); (b) result in the triggering or imposition of any restrictions or limitations on the right of Company or any of the Company Subsidiaries to amend or terminate any Company Benefit Plan; or (c) result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

3.20.6   Company and the Company Subsidiaries may, subject to the limitations imposed by applicable Law and the terms of the applicable Company Benefit Plan, without the consent of any employee, beneficiary, or other Person, prospectively terminate, modify, or amend any such Company Benefit Plan effective as of any date on or after the date of this Plan of Merger.

3.20.7   With respect to each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) (a) such plan has been operated and administered in compliance with Section 409A of the Code in all material respects or (b) any payments under such plan have been earned and vested on or prior to December 31, 2004 and such plan has not been materially modified other than modifications to comply with Code Section 409A and the regulations promulgated thereunder. Neither Company nor any of the Company Subsidiaries have entered into any agreement or arrangement to, and do not otherwise have any obligation to, indemnify or hold harmless any Person for any Liability that results from the failure to comply with the requirements of Section 409A of the Code and the regulations promulgated thereunder.

3.20.8   No stock options, stock appreciation rights or other grants of stock-based awards by Company or any Company Subsidiaries were backdated, spring-loaded, or granted at less than fair market value.

3.20.9   There is no pending or, to the Knowledge of Company, threatened Action with respect to any Company Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.

3.20.10   Since January 1, 2016, neither Company nor any of the Company Subsidiaries have agreed or otherwise committed to adopt any new plan, program, agreement or policy that would constitute a Company Benefit Plan or result in participation in a Multiemployer Plan or increase or improve the compensation, benefits, or terms and conditions of employment or service of any director, officer, employee, or consultant, except (a) in the ordinary course of business consistent with past practice, or (b) as required by applicable Law or any applicable Company Benefit Plan.

3.20.11   Each of the Company Benefit Plans which is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA is in compliance with the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company nor any of the Company Subsidiaries have any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other material Liability relating to any Company Benefit Plan arising wholly or partially out of events occurring on or before the Closing.

3.20.12   No Company Benefit Plan and no trust created thereunder has been involved in any nonexempt “prohibited transaction” as defined in Section 4975 of the Code or in Sections 406 and 408 of ERISA which has subjected, or would reasonably be expected to subject, a Company Benefit Plan or related trust or Company or any Company Subsidiary to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

3.20.13   No Company Benefit Plan that is a qualified plan under Section 401(a) of the Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued or merged into another plan or trust after January 1, 2011, except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (“PBGC”), where applicable, as required by the Code and ERISA. With respect to each plan termination, all termination procedures have been completed and there is no pending or potential liability to the PBGC, to any plan, or to any participant under the terminated plan. Each plan termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS to the extent required by the Code and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.

3.20.14   No payment that is owed or may become due to any director, officer, employee, or agent of Company or any Company Subsidiary will be non-deductible or subject to any penalty or excise tax; nor do any Company Benefit Plans require Company or a Company Subsidiary to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.

3.20.15   No Company Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code and no trust created thereunder has incurred, subsequent to January 1, 2011, an “accumulated funding deficiency” as defined in Section 412(a) of the Code and Section 302 of ERISA (whether or not waived).

3.20.16   All contributions and payments made or accrued with respect to all Company Benefit Plans and any related trusts, accounts or other funding vehicles that are intended or designed for favorable tax consequences or tax treatment have resulted in such consequences or treatment. Assets of any Company Benefit Plan or any related trust, account or other funding vehicle that is intended or designed to be free from taxation of its income are not subject to any such or similar tax. No event has occurred or circumstance exists that will or could give rise to loss of intended tax consequences of any such Company Benefit Plan or any related trust, account or other funding vehicle.

3.20.17   There is no payment that has become due from any Company Benefit Plan, any trust created thereunder, or from Company or any Company Subsidiary that has not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.

3.20.18   No statement, either written or oral, has been made by Company or any Company Subsidiary to any person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan and that could have a Company Material Adverse Effect.

3.20.19   Neither Company nor any Company Subsidiary provides health or welfare benefits that are self-insured. To the extent Company or a Company Subsidiary provides self-insured health or welfare benefits, all such benefits are covered by a stop-loss policy. To Company’s Knowledge, no claim for benefits has been made or is expected under a self-funded health or welfare benefit plan that would trigger stop-loss insurance.

3.20.20   Neither Company nor any Company Subsidiary has any liability to any governmental or regulatory body with respect to any Company Benefit Plan or any related trust, account or other funding vehicle. Neither Company nor any Company Subsidiary owes premiums to the PBGC that are due but unpaid or has been determined by the PBGC to be liable for a funding deficiency with respect to a plan termination under Title IV of ERISA.

3.20.21   The assets and liabilities of each Company Benefit Plan have been reported on the Company Financial Statements in accordance with GAAP.

3.20.22   Schedule 3.20.22 of the Company Disclosure Letter contains a true, correct and complete listing of all of the Liabilities, potential Liabilities, and obligations of Company and each Company Subsidiary, including the time periods over which such amounts are to be paid, to each participant, former participant, beneficiary, alternate payee or other party under any Company Benefit Plan that either (a) exists at the Closing Date and is sponsored, maintained, or contributed to by Company or any of its Subsidiaries, or (b) exists or existed at the Closing Date or prior thereto, in respect of which Company or any of its Subsidiaries has any Liability, other than Company’s 401(k) Plan and Company’s health plan.

3.21   Environmental Matters. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) Company and each of the Company Subsidiaries is and has been in compliance with and has no Liability under applicable Environmental Laws; (b) Company and each of the Company Subsidiaries possesses, has possessed and is and has been in compliance with all required Environmental Permits; (c) there are no Environmental Claims pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries, and, to the Knowledge of Company, there are no facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim against Company or any of the Company Subsidiaries; (d) no Releases of Hazardous Materials have occurred and no Person has been exposed to any Hazardous Materials at, from, in, to, on, or under any Company Site and no Hazardous Materials are present in, on, about or migrating to or from any Company Site that could give rise to an Environmental Claim against Company or any of the Company Subsidiaries; (e) neither Company nor any of the Company Subsidiaries has entered into or is subject to, any judgment, decree, order or other similar requirement of or agreement with any Governmental Entity under any Environmental Laws; (f) neither Company nor any of the Company Subsidiaries has assumed responsibility for or agreed to indemnify or hold harmless any Person for any Liability, arising under or relating to Environmental Laws; and (g) neither Company nor any of the Company Subsidiaries, any predecessors of Company or any of the Company Subsidiaries, nor any entity previously owned by Company or any of the Company Subsidiaries, has transported or arranged for the treatment, storage, handling, disposal, containment, generation, manufacture, management, or transportation of any Hazardous Material to any off-site location which has or could result in an Environmental Claim against Company or any of the Company Subsidiaries.

3.21.1   Without limiting the generality of Section 3.21, to the Knowledge of Company, the Company Sites are free of asbestos except for asbestos that has been properly sealed and encapsulated to the extent required by all applicable Environmental Laws and all workplace safety and health Laws and regulations.

3.21.2   To the Knowledge of Company, no Company Site contains, or has ever contained, any underground tanks for the storage of Hazardous Materials. With respect to any underground storage tank that is listed in Section 3.21.2 of the Company Disclosure Letter as an exception to the foregoing, to the Knowledge of Company, each such underground storage tank presently or previously located on any Company Site has been operated, maintained and removed or closed in place, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any Release of a Hazardous Material to the environment that has not been fully remediated.

3.22   Investment Bankers and Brokers. Company has employed D.A. Davidson & Co. (“Company Investment Banker”) in connection with the Merger. Company, the Company Subsidiaries, and their respective Representatives have not employed or engaged any broker, finder, or investment banker other than Company Investment Banker in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Company to Company Investment Banker in connection with the Merger, as described in Section 3.22 of the Company Disclosure Letter, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation of a similar type payable by Company or any Company Subsidiary to any Person with respect to the Plan of Merger or the consummation of the Merger.

3.23   Fairness Opinion. The Company Board of Directors has received the oral opinion of the Company Investment Banker, to the effect that, as of the date of this Plan of Merger and based on and subject to the assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair to the Company Shareholders from a financial point of view.

3.24   Insurance. Company and the Company Subsidiaries maintain in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. There is no material unsatisfied claim under such insurance as to which the insurance carrier has denied liability. Since January 1, 2012, no insurance company has canceled or refused to renew a policy of insurance covering Company’s or any Company Subsidiary’s assets, properties, premises, operations, directors or personnel. Company and the Company Subsidiaries have given adequate and timely notice to each insurance carrier, and have complied in all material respects with all policy provisions, with respect to any material known claim for which a defense or indemnification or both may be available to Company or the Company Subsidiaries.

3.25   Allowance for Loan and Lease Losses. The allowance for loan and lease losses as reflected in Company’s consolidated financial statements and the Company Call Reports as of December 31, 2016 and as of the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017 was, in the reasonable opinion of Company’s management, (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (b) consistent with GAAP and safe and sound banking practices, and (c) conforms to recommendations and comments in reports of examination in all material respects.

3.26   Loans and Investments. All investments and, to the Knowledge of Company, all loans of Company and each Company Subsidiary are: (a) evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (b) legal and enforceable in accordance with their terms, except as may be limited by any bankruptcy, insolvency, moratorium, or other Laws affecting the rights of creditors generally or by the exercise of judicial discretion; (c) authorized under all applicable Laws; and (d) to the extent secured, secured by valid Liens which have been perfected. Neither Company nor any of the Company Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for their own account or for the account of one or more of their respective customers, except for contractual interest rate caps and floors in loans to customers made in the ordinary course of business and except for interest rate locks on real estate mortgage loans expected to be sold in the ordinary course of business.

3.27   Securities Laws Matters. None of Company or the Company Subsidiaries is or ever has been required to file periodic reports with the SEC. Since January 1, 2015, neither Company nor any of the Company Subsidiaries has Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any Company Subsidiary or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, which, if true, would constitute a significant deficiency or a material weakness.

3.28   Books and Records. The books and records of Company are, in all material respects, complete and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Company on a consolidated basis set forth in the Company Financial Statements, represent bona fide transactions, and have been maintained in accordance with sound business practices, including the maintenance of an adequate internal control system. The corporate minute books of Company and the Company Subsidiaries contain accurate and complete records of all meetings of, and corporate action taken by, their shareholders, boards, and committees in all material respects. All such minute books and related exhibits or attachments for all meetings since January 1, 2016 have been made available for Purchaser’s review prior to the date of this Plan of Merger without material omission or redaction (other than with respect to the minutes relating to the Merger or recent and similarly proposed transactions).

3.29   Community Reinvestment Act. Each Company Subsidiary that is a depository institution received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.30   Joint Ventures; Strategic Alliances. Neither Company nor any Company Subsidiary is, directly or indirectly, a party to or bound by any joint venture, partnership, limited partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated Person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.

3.31    Shareholder Rights Plan. Company does not have in effect any shareholder rights plan, “poison pill,” or similar plan or arrangement.

3.32   Organizational Documents. The articles of incorporation and bylaws of Company and any similar governing documents for each of the Company Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Plan of Merger have been delivered to Purchaser.

3.33   Bank Secrecy Act. Neither Company nor any Company Subsidiary has been notified of any supervisory criticisms or charges alleging noncompliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering Laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

3.34   Company-Related Persons. For purposes of this Plan of Merger, the term “Company-Related Person” shall mean any shareholder owning 5% or more of the Company Common Stock, any director or executive officer of Company or any Company Subsidiary, their spouses and any children or other persons who share the same household with such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have control.

3.34.1   Insider Loans. No Company-Related Person has any loan, credit or other Contract outstanding with Company or any Company Subsidiary that does not conform to applicable rules and regulations of the FDIC, the Federal Reserve Board, or any other Governmental Entity with jurisdiction over Company or any Company Subsidiary.

3.34.2   Control of Material Assets. Other than in a capacity as a shareholder, director, or executive officer of Company or any Company Subsidiary, no Company-Related Person owns or controls any material assets or properties that are used in the business of Company or any Company Subsidiary.

3.34.3   Contractual Relationships. Other than ordinary and customary banking relationships, no Company-Related Person has any contractual relationship with Company or any Company Subsidiary.

3.34.4   Loan Relationships. No Company-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, Company or any Company Subsidiary in a principal amount of $250,000 or more.

3.35   Change in Business Relationships. As of the date of this Plan of Merger, Company has no Knowledge, whether on account of the Merger or otherwise, that any customer, agent, representative, supplier of Company or any Company Subsidiary, or other person with whom Company or any Company Subsidiary has a contractual relationship, intends to discontinue, diminish, or change its relationship with Company or any Company Subsidiary, the effect of which would reasonably be expected to have a Company Material Adverse Effect.

3.36   Loan Origination and Servicing. In originating, underwriting, servicing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, Company and each Company Subsidiary has complied with all applicable terms and conditions of such obligations and with all applicable Laws, Contracts, rules, and procedures, except for incidents of noncompliance that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.37   Loan Guarantees. All guarantees of indebtedness owed to Company or any Company Subsidiary, including without limitation those of the Federal Housing Administration, the Small Business Administration, and any other Governmental Entity, are valid and enforceable, except as limited by bankruptcy, insolvency, moratorium, reorganization, or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.

3.38   Data Security and Customer Privacy. Company and each Company Subsidiary is in compliance in all material respects with (a) all applicable Laws and applicable requirements of Governmental Entities regarding the security of each of their customers’ data and the systems operated by Company and each Company Subsidiary, and (b) their respective privacy policies, including as relates to the use of individually identifiable personal information relating to identifiable or identified natural persons.

3.39   Policies and Procedures. Company and each Company Subsidiary have complied in all material respects with the policies and procedures as formally adopted and disclosed to Purchaser as applicable to the periods when those policies and procedures were in effect.

3.40   No Other Representations or Warranties. Except for the representations and warranties made by Company and the Company Subsidiaries in this Article III, neither Company nor any other Person makes or has made any representation or warranty with respect to Company or the Company Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Purchaser or any of its Affiliates or Representatives of any documentation, projections, forecasts, estimates, budgets, prospect information or other information with respect to any one or more of the foregoing.

ARTICLE IV
PURCHASER’S REPRESENTATIONS AND WARRANTIES

On or prior to the date hereof, Purchaser has delivered to Company a schedule (the “Purchaser Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V. Accordingly, Purchaser hereby represents and warrants to Company as follows, except as set forth on the Purchaser Disclosure Letter or as otherwise permitted by this Plan of Merger:

4.1   Authorization, No Conflicts, Etc.

4.1.1   Authorization of Plan of Merger. Purchaser has the requisite corporate power and authority to execute and deliver this Plan of Merger and to consummate the transactions contemplated by this Plan of Merger. The Purchaser Board of Directors has (a) determined that the terms of this Plan of Merger are in the best interests of Purchaser and Purchaser’s shareholders, and (b) adopted this Plan of Merger and authorized the transactions contemplated by this Plan of Merger. No other corporate proceedings on the part of Purchaser are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Company) constitutes valid and binding obligations of, Purchaser and is enforceable against Purchaser in accordance with its terms, except to the extent that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The issuance of the shares of Purchaser Common Stock constituting the Merger Consideration has been duly authorized by the Purchaser Board of Directors and there are sufficient shares of Purchaser Common Stock authorized but unissued to complete the Merger, and when issued, the shares of Purchaser Common Stock constituting the Merger Consideration will be fully paid and non-assessable. Purchaser will have sufficient cash to pay the aggregate payment in lieu of any fractional shares pursuant to Section 2.7 and payment of any dividends or other distributions payable pursuant to Section 2.4 at the Effective Time.

4.1.2   No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Purchaser, the issuance of shares of Purchaser Common Stock constituting the Merger Consideration, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of: (a) any provision of the articles of incorporation or bylaws (or similar organizational documents) of Purchaser or any Subsidiary of Purchaser (each a “Purchaser Subsidiary” and collectively, the “Purchaser Subsidiaries”); or (b) any Law or Order applicable to Purchaser or any Purchaser Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 4.1.4.

4.1.3   Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Purchaser, the issuance of shares of Purchaser Common Stock constituting the Merger Consideration, and the consummation of the Merger do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any cease and desist order, written agreement, memorandum of understanding, board resolutions or other regulatory agreement or commitment with or from a Governmental Entity to which Purchaser or any Purchaser Subsidiary is a party or subject, or by which Purchaser or any Purchaser Subsidiary is bound or affected.

4.1.4   Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity is necessary for the consummation of the transactions contemplated by this Plan of Merger by Purchaser other than in connection or compliance with the provisions of the MBCA, compliance with federal and state securities Laws, and the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, and the Michigan Banking Code. Purchaser has no Knowledge of any reason why the regulatory approvals referred to in this Section 4.1.4 cannot be obtained or why the regulatory approval process would be materially impeded.

4.2   Organization and Good Standing. Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Michigan. Purchaser has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Purchaser is a bank holding company duly registered as such with the Federal Reserve Board under the Bank Holding Company Act. Purchaser is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.3   Subsidiaries.

4.3.1   Ownership. Purchaser has provided to Company a true and complete list of each Purchaser Subsidiary as of the date of this Plan of Merger. Other than the Purchaser Subsidiaries, Purchaser does not have “control” (as defined in Section 2(a)(2) of the Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any Person engaged in an active trade or business or that holds any significant assets. Purchaser or a Purchaser Subsidiary owns all of the issued and outstanding capital stock or other equity interests of each of the Purchaser Subsidiaries, free and clear of any claim or Lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or other equity interests of any Purchaser Subsidiary.

4.3.2   Organization and Good Standing. Each of the Purchaser Subsidiaries (a) is duly organized and validly existing under the Laws of its jurisdiction of organization; (b) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (c) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in the case of each of (b) and (c) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.3.3   Deposit Insurance; Other Assessments. The deposits of each Purchaser Subsidiary that is a depository institution are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments to be paid in connection therewith have been paid by each such Purchaser Subsidiary when due. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Purchaser, threatened. Purchaser and each Purchaser Subsidiary has paid as and when due all material fees, charges, assessments, and the like as required by Law to each and every Governmental Entity having jurisdiction over Purchaser or each Purchaser Subsidiary.

4.4   Capital Stock.

4.4.1   Classes and Shares. The authorized capital stock of Purchaser consists of 500,200,000 shares, divided into two classes, as follows (a) 500,000,000 shares of common stock, no par value (the “Purchaser Common Stock”), of which 21,333,869 shares were issued and outstanding as of the date of this Plan of Merger; and (b) 200,000 shares of preferred stock, no par value (the “Purchaser Preferred Stock”), of which no shares were issued and outstanding as of the date of this Plan of Merger. Except for the Purchaser Share-Based Awards, as of the date of this Plan of Merger, there is no security or class of securities outstanding that represents or is convertible into capital stock of Purchaser.

4.4.2   Share-Based Awards. Section 4.4.2 of the Purchaser Disclosure Letter sets forth, as of the date of this Plan of Merger, the number of shares of Purchaser Common Stock that are authorized and reserved for issuance under each Purchaser Stock Plan, and the number of shares of Purchaser Common Stock that are subject to outstanding stock options, restricted stock, restricted stock units, stock appreciation rights, and other stock-based awards (collectively, “Purchaser Share-Based Awards”).

4.4.3   Purchaser Stock Plans. All Purchaser Share-Based Awards have been awarded under one or more plans sponsored by Purchaser under which options, restricted stock, and other stock-based awards are granted, and the award agreements thereunder (collectively, “Purchaser Stock Plans”). As of the date of this Plan of Merger, there are no other compensatory awards outstanding pursuant to which Purchaser Common Stock is issuable. All outstanding shares of Purchaser Common Stock, and all Purchaser Common Stock reserved for issuance under the Purchaser Stock Plans when issued in accordance with the respective terms of the Purchaser Stock Plans, are or will be duly authorized, validly issued, fully paid and non-assessable and not issued in violation of any preemptive rights, purchase option, call or right of first refusal rights.

4.4.4   Issuance of Shares. After the date of this Plan of Merger, the number of issued and outstanding shares of Purchaser Common Stock and Purchaser Preferred Stock is not subject to any change before the Effective Time pursuant to any binding contracts, other than the issuance of shares of Purchaser Common Stock upon the exercise of any Purchaser Share-Based Awards granted pursuant to a Purchaser Stock Plan.

4.4.5   Voting Rights. Neither Purchaser nor any Purchaser Subsidiary has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger, this Plan of Merger, or the issuance of Purchaser Common Stock that constitutes the Merger Consideration, or that entitle the holder or holders to consent to, or withhold consent on, the Merger, this Plan of Merger or the issuance of Purchaser Common Stock that constitutes the Merger Consideration. No vote or consent of the holders of Purchaser Common Stock is required, whether by Law, agreement or otherwise, in connection with this Plan of Merger, the transactions contemplated hereby, or the consummation of such transactions.

4.5   Financial Statements.

4.5.1   Financial Statements. The consolidated financial statements of Purchaser as of and for each of the three years ended December 31, 2016, 2015, and 2014, as audited by Purchaser’s independent accountants, and the interim unaudited consolidated financial statements of Purchaser as of and for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017, including all schedules and notes, if any, relating to such statements, as previously delivered to Company (collectively, “Purchaser Financial Statements”), fairly present, and the consolidated financial statements of Purchaser as of and for any year-end or quarterly period ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes, if any, relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Purchaser as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect) and the absence of notes (that, if presented, would not differ materially from those included in the Purchaser Financial Statements). No financial statements of any entity or enterprise other than the Purchaser Subsidiaries are required by GAAP to be included in the consolidated financial statements of Purchaser.

4.5.2   Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

4.5.2.1   The Consolidated Reports of Condition and Income (Form FFIEC 041) of each Purchaser Subsidiary required to file such reports (including any amendments) as of and for each of the fiscal years ended December 31, 2016, 2015, and 2014 and as of and for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017 as filed with the FDIC; and

4.5.2.2   The Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and Parent Company Only Financial Statements for Large Bank Holding Companies (Form FR Y-9LP) for Purchaser (including any amendments) as of and for each of the fiscal years ended December 31, 2016, 2015, and 2014 and as of and for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017 as filed with the Federal Reserve Board.

All of such reports required to be filed prior to the Effective Time by Purchaser or any Purchaser Subsidiary will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 4.5.2 are collectively referred to as the “Purchaser Call Reports.”

4.6   Absence of Undisclosed Liabilities. There exist no Liabilities of Purchaser or any of the Purchaser Subsidiaries other than (i) Liabilities that are adequately reflected, reserved for or disclosed in the Purchaser Financial Statements or the Purchaser Call Reports, (ii) Liabilities incurred in the ordinary course of business of Purchaser and the Purchaser Subsidiaries, or (iii) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.7   Absence of Certain Changes or Events. Since December 31, 2016, (a) Purchaser and the Purchaser Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.8   Legal Proceedings. There is no Action pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of the Purchaser Subsidiaries that (a) as of the date of this Plan of Merger, challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b) has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. There is no material unsatisfied judgment, penalty or award against Purchaser or any of the Purchaser Subsidiaries. Neither Purchaser nor any of the Purchaser Subsidiaries, nor any of their respective properties or assets, is subject to any Order or any investigation by a Governmental Entity that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.9   Regulatory Filings. In the last three years:

4.9.1   Regulatory Filings. Purchaser and each Purchaser Subsidiary has filed in a timely manner all filings with Governmental Entities as required by applicable Law; and

4.9.2   Complete and Accurate. All such filings, as of their respective filing dates, complied in all material respects with all Laws, forms, and guidelines applicable to such filings.

4.10   Conduct of Business. Purchaser and each Purchaser Subsidiary has conducted its business and used its properties in compliance with all applicable Orders and Laws, except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.11   Transaction Documents. None of the information supplied or to be supplied by Purchaser for inclusion or incorporation by reference in any Transaction Document has or will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (a) in the case of any Transaction Document (other than the Registration Statement and the Proxy Statement) at the time it is filed or at any time it is amended or supplemented, (b) in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, and (c) in the case of the Proxy Statement, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholder Meeting. The portions of the Proxy Statement relating to Purchaser and the Purchaser Subsidiaries will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

4.12    Agreements with Bank Regulators. Neither Purchaser nor any Purchaser Subsidiary is a party to any Regulatory Agreement, nor has Purchaser nor any Purchaser Subsidiary been advised by any Governmental Entity that a Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) a Regulatory Agreement. Neither Purchaser nor any Purchaser Subsidiary is required by Section 32 of the FDI Act or FDIC Regulation Part 359 or the Federal Reserve Board to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

4.13   Investment Bankers and Brokers. Purchaser has employed ProBank Austin (“Purchaser Investment Banker”) in connection with the Merger. Purchaser, the Purchaser Subsidiaries, and their respective Representatives have not employed or engaged any broker, finder, or investment banker other than Purchaser Investment Banker in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Purchaser to Purchaser Investment Banker in connection with the Merger, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation of a similar type payable by Purchaser or any Purchaser Subsidiary to any Person with respect to the Plan of Merger or the consummation of the Merger.

4.14   Securities Laws Matters.

4.14.1   Purchaser has filed each registration statement, report, proxy statement, information statement or schedule, together with all amendments thereto, that were required to be filed with the SEC by Purchaser since January 1, 2012 (the “Purchaser SEC Documents”). As of their respective dates, the Purchaser SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the

Exchange Act, as the case may be, and none of such Purchaser SEC Documents contained at the time they were filed (or if amended or superseded by a filing prior to the date of this Plan of Merger, then on the date of such filing) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.14.2   Each of the principal executive officer of Purchaser and the principal financial officer of Purchaser (or each former principal executive officer of Purchaser and each former principal financial officer of Purchaser, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the SEC Documents, and the statements contained in such certifications are in material compliance with the requirements of the Exchange Act and SOX. For purposes of this Plan of Merger, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither Purchaser nor any of the Purchaser Subsidiaries has outstanding, or has since the effective date of Section 402 of SOX, arranged any outstanding “extensions of credit” to or for directors or executive officers of Purchaser in violation of Section 402 of SOX.

4.14.3   Purchaser maintains a system of “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, and such system is maintained in compliance with such rules.

4.14.4   Purchaser has not received any written notification from its outside auditors of any (a) “significant deficiency” or (b) “material weakness” in Purchaser’s internal controls over financial reporting since January 1, 2012. To the Knowledge of Purchaser, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by Purchaser. For purposes of this Plan of Merger, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

4.15   Books and Records. The books and records of Purchaser are, in all material respects, complete and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Purchaser on a consolidated basis set forth in the Purchaser Financial Statements.

4.16   Community Reinvestment Act. Each Purchaser Subsidiary that is a depository institution received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.17   Organizational Documents. The articles of incorporation and bylaws of Purchaser and any similar governing documents for each of the Purchaser Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Plan of Merger have been delivered to Company.

4.18    Bank Secrecy Act. Neither Purchaser nor any Purchaser Subsidiary has been notified of any supervisory charges alleging noncompliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering Laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

4.19   No Other Representations or Warranties. Except for the representations and warranties made by Purchaser and the Purchaser Subsidiaries in this Article IV, neither Purchaser nor any other Person makes or has made any representation or warranty with respect to Purchaser or the Purchaser Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Company or any of its Affiliates or Representatives of any documentation, projections, forecasts, estimates, budgets, prospect information or other information with respect to any one or more of the foregoing.

ARTICLE V
COVENANTS

5.1   Conduct of Business by Company. Company shall, and shall cause each of the Company Subsidiaries to, during the period from the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as permitted by this Plan of Merger, as required by applicable Law or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), conduct its business in the ordinary course of business generally consistent with past practice in all material respects, and, to the extent consistent therewith, Company shall, and shall cause each of the Company Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and the

Company Subsidiaries’ business organization and advantageous customer and business relationships and keep available the services of the present officers and employees. Without limiting the generality of the foregoing, between the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as otherwise permitted by this Plan of Merger or as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, Company shall not, nor shall it permit any of the Company Subsidiaries to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

5.1.1   amend its articles of incorporation or bylaws (or other comparable organizational documents);

5.1.2   (a) split, combine or reclassify any securities issued by Company or any of the Company Subsidiaries, (b) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any securities issued by Company or any of the Company Subsidiaries, except for the acceptance of shares of Company Common Stock delivered in satisfaction of the exercise price or tax withholding obligations by holders of Company Stock Options that are outstanding as of the date of this Plan of Merger who exercise such Company Stock Options and except for shares redeemed pursuant to Company’s 401(k) Plan, or (c) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock, except for (i) distributions to or from the Company Subsidiaries and (ii) the special dividend contemplated by Section 5.27;

5.1.3   issue, sell, pledge, dispose of or encumber any securities issued by Company or any of the Company Subsidiaries, other than the issuance of shares of Company Common Stock upon the exercise of any Company Stock Options granted pursuant to the Company Stock Plan prior to the date of this Plan of Merger;

5.1.4   except in the ordinary course of business consistent with past practice or except as required by applicable Law or the express terms of any Company Benefit Plan or Contract in effect as of the date of this Plan of Merger, (a) increase the compensation (including bonus opportunities) payable or that could become payable by Company or any of the Company Subsidiaries to directors, officers, or to any employees; (b) enter into any new or amend in any material respect any existing employment, consulting, severance, termination, retention or change in control agreement with any of its past or present officers, directors, or employees, (c) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Company Benefit Plan; (d) grant any severance or termination pay unless provided under any Company Benefit Plan; (e) grant any compensatory awards that are payable in, relate to, or are determined by reference to the value of, Company Common Stock; or (f) fund or in any other way secure any payment of compensation or benefit under any Company Benefit Plan;

5.1.5   promote any officer or promote any non-officer employee to an officer position or hire or terminate employment of any officer except for termination for cause and promotions or hires to replace;

5.1.6   acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or division of a business or, except for transactions with or among wholly-owned Subsidiaries, make any capital contributions to any Person, other than (a) incident to foreclosures in connection with debts previously contracted in good faith, or (b) acquisitions of personal property in the ordinary course of business generally consistent with past practice;

5.1.7   (a) except in the ordinary course of business consistent with past practice, transfer, license, sell, lease or otherwise dispose of any material assets, including the capital stock or other equity interests in any Company Subsidiary, however the foregoing shall not apply to dealings with financial assets or investment securities nor prohibit Company and the Company Subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete or unused equipment, fixtures or assets, in each case in the ordinary course of business consistent with past practice; or (b) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

5.1.8   except in the ordinary course of business consistent with past practice, repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person;

5.1.9   make any application for the opening, relocation, or closing of any branch office, loan production office or other material office or facility, or open, relocate or close any branch office, loan production office or other material office or facility;

5.1.10   enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiration date), any Company Material Contract, other than in the ordinary course of business consistent with past practice;

5.1.11   institute, settle or compromise any Actions pending or threatened before any arbitrator, court or other Governmental Entity (a) involving the payment of monetary damages or an admission of liability by Company or any Company Subsidiary of any amount exceeding $100,000 or (b) involving injunctive or similar relief or (c) having a material impact on Company’s business;

5.1.12   make any material change in any method of financial accounting principles or practices, in each case except for any such change required or to be required by a change in GAAP or applicable Law;

5.1.13   (a) settle or compromise any material Tax claims, audits or assessments in excess of the amount reserved for such claims, audits or assessments as set forth on the books and records of Company, (b) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting or (c) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Company or the Company Subsidiaries;

5.1.14   enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking or operating policies or practices, except in the ordinary course of business consistent with past practice or as required by Law or any regulatory agency having jurisdiction over Company or any of the Company Subsidiaries;

5.1.15   except as required by Law or any regulatory agency having jurisdiction over Company or any of the Company Subsidiaries, make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

5.1.16   restructure or materially change the nature of the composition of its investment securities portfolio through purchases, sales or otherwise, or its policies with respect to the classification or reporting of such portfolios;

5.1.17   fail to maintain its books, accounts, and records in the usual and regular manner, and in material compliance with applicable Law, governmental policy issuances, GAAP and accounting standards, and formally adopted internal policies and procedures;

5.1.18   fail to use commercially reasonable efforts to maintain its material property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted;

5.1.19   fail to use commercially reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its material assets, properties, premises, operations, directors, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force;

5.1.20   fail to promptly notify Purchaser of the threat or commencement of any material Action against, relating to, or affecting: (a) Company or any Company Subsidiary; (b) Company’s or any Company Subsidiary’s directors, officers, or employees in their capacities as such; (c) Company’s or any Company Subsidiary’s assets, liabilities, businesses, or operations; or (d) the Merger or this Plan of Merger;

5.1.21   take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying for the Intended Tax Treatment, or, except as and to the extent required by applicable Law or regulatory agencies having jurisdiction over Company or any of the Company Subsidiaries, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Plan of Merger, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied;

5.1.22   take any action to pay any Liability, absolute or contingent, in excess of $50,000, except Liabilities reflected on the Company Financial Statements, except in the ordinary course of business consistent with past practice, or except in connection with the transactions contemplated by this Plan of Merger;

5.1.23   change in any material respects its underwriting, investment or risk management or other similar policies of Company or any of the Company Subsidiaries except as required by Law or except changes reasonably intended to reduce risk which changes are made after consultation with Purchaser;

5.1.24   fail to comply in all material respects with applicable Law and formally adopted internal policies and procedures applicable to the conduct of its business, except to the extent that the application of any Law is being contested in good faith and Purchaser has been notified of such contest;

5.1.25   fail to charge off loans and maintain its allowance for loan and lease losses, in each case in a manner in conformity with the prior respective practices of Company and the Company Subsidiaries and applicable industry, regulatory, and GAAP standards;

5.1.26   enter into or amend any Contract or other transaction with any Company-Related Person, except as contemplated or permitted by this Plan of Merger and except for banking transactions in the ordinary course of business consistent with past practice and on terms available to Company’s customers generally;

5.1.27   make or renew any charitable contributions, gifts, commitments, or pledges of cash or other assets in an aggregate amount in excess of $15,000 except for commitments disclosed in Section 5.1.27 of the Company Disclosure Letter;

5.1.28   take any action to enter into, or commit to enter into, any Contract for consulting, professional, or other services to Company or any Company Subsidiary that is not terminable by Company without penalty upon 30 days’ or less notice, except for contracts for services under which the aggregate required payments do not exceed $50,000, and except for legal, accounting, and other ordinary expenses (not including expenses of financial advisors) related to this Plan of Merger;

5.1.29   take any action to enter into, or commit to enter into, any joint venture, strategic alliance, or material relationship with any person to jointly develop, market, or offer any product or service; or disclose any customer names, addresses, telephone numbers, lists, or any other nonpublic information concerning customers or other consumers to any person not employed by Company or a Company Subsidiary in connection with their employment other than marketing firms and other vendors in the ordinary course of business and in compliance with applicable Law;

5.1.30   foreclose upon or otherwise take title to, or possession or control of, any real property without first obtaining a Phase I environmental report with respect to such property, prepared by a reliable and qualified Person, which indicates that there are no recognized environmental conditions with respect to such property, provided, however, that no such report shall be required with respect to single-family, non-agricultural residential property to be foreclosed upon unless Company has Knowledge that such property might contain any Hazardous Materials; or

5.1.31   agree or commit to do any of the foregoing.

For the purposes of this Section 5.1, prior written consent of Purchaser shall be deemed to have been given with respect to any matter for which Company has requested consent, in writing and delivered to the chief executive officer or chief financial officer of Purchaser but Purchaser has not responded in writing within five Business Days of such request.

5.2   Conduct of Business by Purchaser. Between the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as otherwise permitted by this Plan of Merger as required by applicable Law, Purchaser shall conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, Purchaser shall and shall cause each of the Purchaser Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and the Purchaser Subsidiaries’ business organization and advantageous business relationships, and Purchaser shall not, nor shall it permit any of the Purchaser Subsidiaries to, without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed):

5.2.1   amend Purchaser’s articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of Company Common Stock relative to the holders of Purchaser Common Stock;

5.2.2   take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying for the Intended Tax Treatment, or, except as and to the extent required by applicable

Law or regulatory agencies having jurisdiction over Purchaser or any of the Purchaser Subsidiaries, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Plan of Merger, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

5.2.3   agree or commit to do any of the foregoing.

For the purposes of this Section 5.2, prior written consent of Company shall be deemed to have been given with respect to any matter for which Purchaser has requested consent, in writing and delivered to the President and Chief Financial Officer of Company but Company has not responded in writing within five Business Days of such request.

5.3   No Solicitation by Company.

5.3.1   Except as specifically permitted by this Section 5.3, Company shall not and shall cause each of its Subsidiaries and Representatives not to, during the period from the date of this Plan of Merger until the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, directly or indirectly, (a) solicit, initiate, encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, or (b) engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person material non-public information in connection with any Company Takeover Proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make a Company Takeover Proposal. Company shall, and shall cause each of the Company Subsidiaries and each of its and the Company Subsidiaries’ Representatives to (i) immediately upon execution of this Plan of Merger, cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to a Company Takeover Proposal as of the date of this Plan of Merger, (ii) request promptly thereafter that such Person promptly return or destroy all confidential information concerning Company and the Company Subsidiaries delivered or made available to such Person or its Representatives by Company, the Company Subsidiaries or any Representatives thereof, in connection with its consideration of a Company Takeover Proposal and any summaries, analyses or extracts thereof or based thereon, and any files, copies or records containing such information in any computer or electronic media, and (iii) immediately upon execution of this Plan of Merger, terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

5.3.2   Notwithstanding anything to the contrary contained herein, if at any time prior to obtaining the Company Shareholder Approval, Company or any of its Representatives receives a Company Takeover Proposal from any Person or group of Persons, which Company Takeover Proposal did not result from any breach of this Section 5.3, then Company and its Representatives may (a) contact such Person or group of Persons and their Representatives to request that such Person or group of Persons provide clarification of any term or condition of such Company Takeover Proposal that the Company Board of Directors determines in good faith to be ambiguous or unclear, and (b) if the Company Board of Directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes, or is reasonably expected to lead to, a Company Superior Proposal, (i) furnish, pursuant to an Acceptable Company Confidentiality Agreement, information (including non-public information) with respect to Company and the Company Subsidiaries to the Person or group of Persons who has made such Company Takeover Proposal and their respective Representatives; provided that Company shall (subject to the terms of the Confidentiality Agreement) promptly make available to Purchaser (through an electronic data room or otherwise), and concurrently provide express written notification, via electronic mail notification to Purchaser in accordance with the applicable provisions of Section 9.8, of the availability of, any written material non-public information that is provided to any such Person or group of Persons or their respective Representatives, if such information was not previously provided to Purchaser or its Representatives, and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal and their respective Representatives; provided, further that Company shall promptly provide to Purchaser (A) a copy of any Company Takeover Proposal made in writing by any such Person or group of Persons to Company, any of the Company Subsidiaries, or any of their respective Representatives, and the identity of the Person making the Company Takeover Proposal, and (B) a written summary of the material terms of any such Company Takeover Proposal not made in writing. For the purposes of this Plan of Merger, “Acceptable Company Confidentiality Agreement” means any confidentiality agreement that contains terms that are no less favorable to Company than those contained in the Confidentiality Agreement.

5.3.3   Company shall keep Purchaser reasonably informed of any material developments, discussions or negotiations regarding any Company Takeover Proposal on a reasonably current basis and shall notify Purchaser of the status of such Company Takeover Proposal. Company agrees that it and the Company Subsidiaries will not enter into any confidentiality or other agreements with any Person subsequent to the date of this Plan of Merger which prohibits Company from providing any information to Purchaser in accordance with this Section 5.3.

5.3.4   Except as permitted by Section 5.3.5, the Company Board of Directors shall not (a) (i) fail to recommend to the Company Shareholders that the Company Shareholder Approval be given or fail to include the Company Board Recommendation in the Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Purchaser, the Company Board Recommendation, (iii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer, taking no position with respect to such offer, or a temporary “stop, look and listen” communication by the Company Board of Directors consistent with Rule 14d-9(f) of the Exchange Act (as if such provisions are applicable to Company), or (iv) adopt, approve or recommend, or publicly propose to approve or recommend to the Company Shareholders, a Company Takeover Proposal (actions described in this clause (a) being referred to as a “Company Adverse Recommendation Change”) or (b) cause or permit Company or any of the Company Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Company Confidentiality Agreement) (each, a “Company Acquisition Agreement”).

5.3.5   Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, the Company Board of Directors may, in connection with a bona fide written Company Takeover Proposal made after the date of this Plan of Merger (or that was made prior to the date of this Plan of Merger and remade after the date of this Plan of Merger) that did not result from any breach of this Section 5.3, make a Company Adverse Recommendation Change or terminate this Plan of Merger pursuant to Section 7.1.8 to enter into a definitive merger agreement or other definitive purchase or acquisition agreement with respect to such Company Takeover Proposal, if and only if, prior to taking such action, Company has complied with its obligations under this Section 5.3 and the Company Board of Directors has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that prior to taking any such action (a) Company has given Purchaser at least five Business Days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal, including the identity of the party making such Company Superior Proposal) and has contemporaneously provided a copy to Purchaser of all written materials (including all transaction agreements and related documents) with or from the party making such Company Superior Proposal, (b) Company has negotiated, and has caused its Representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Plan of Merger such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal and (c) following the end of such notice period, the Company Board of Directors shall have considered in good faith any changes to this Plan of Merger proposed in writing by Purchaser, and shall have determined that the Company Superior Proposal would continue to constitute a Company Superior Proposal if such revisions were to be given effect. In the event of any material revisions to a Company Takeover Proposal that could have an impact, influence or other effect on the Company Board of Directors’ decision or discussion with respect to whether such proposal is a Company Superior Proposal, Company shall deliver a new written notice to Purchaser pursuant to the foregoing clause (a) and again comply with the requirements of this Section 5.3.5 with respect to such new written notice; provided, however, that references herein to the five Business Day period shall be deemed to be references to a three Business Day period with respect thereto.

5.3.6   Provided that Company has complied with its obligations under Section 5.3.5, nothing in this Section 5.3 shall prohibit the Company Board of Directors from (a) taking and disclosing to the Company

Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (as if such provisions are applicable to Company), (b) making any “stop-look-and-listen” communications to Company Shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the Company Shareholders) (as if such provisions are applicable to Company), or (c) making any disclosure to the Company Shareholders if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that the taking of any action pursuant to any of the preceding clauses (a), (b) or (c) shall in no way limit or modify the effect of this Plan of Merger with respect to any such action taken.

5.3.7   As used in this Plan of Merger, “Company Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser and the Purchaser Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition of assets of Company and its Subsidiaries equal to more than 10% of Company’s consolidated assets or to which more than 10% of Company’s net income on a consolidated basis are attributable, (b) acquisition of more than 10% of the outstanding Company Common Stock or the capital stock of any Subsidiary of Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 10% of the outstanding Company Common Stock, (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company or any of its Subsidiaries or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated net income and Company Common Stock involved is more than 10%; in each case, other than the Merger.

5.3.8   As used in this Plan of Merger, “Company Superior Proposal” shall mean any bona fide written Company Takeover Proposal that the Company Board of Directors has determined in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account (a) all legal, regulatory and financial aspects of the proposal (including availability of financing and certainty of closing) and the Person making the proposal; and (b) any changes to the terms of this Plan of Merger proposed by Purchaser in response to such proposal or otherwise. For purposes of the definition of “Company Superior Proposal”, the references to “10%” in the definition of Company Takeover Proposal shall be deemed to be references to “50%.”

5.3.9   For purposes of this Section 5.3, any breach of this Section 5.3 by any of Company’s Representatives in his or her individual capacity shall be deemed to be a breach by Company.

5.4   Preparation of the Registration Statement; Shareholder Meeting.

5.4.1   Purchaser shall use commercially reasonable efforts to prepare and cause to be filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), in which a proxy statement to be sent to the Company Shareholders relating to the Company Shareholder Meeting will be included as a prospectus (the “Proxy Statement”), as promptly as practicable following the date of this Plan of Merger (and in any event no later than 45 days). Purchaser shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and shall use all commercially reasonable efforts to keep the Registration Statement effective as long as reasonably necessary to consummate the Merger. Prior to the filing of the Registration Statement, Purchaser shall consult with Company with respect to such filing and shall afford Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by Company to be included. If at any time prior to the Company Shareholder Meeting any event with respect to Purchaser or Company or any of their respective officers and directors or Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, Purchaser or Company, as applicable, shall promptly inform the other party so that such event may be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the shareholders of Company.

5.4.2   Purchaser shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger and the issuance of Purchaser Common Stock as Merger Consideration and under the Company Stock Plan.

5.4.3   Company shall, as soon as is reasonably practicable following the date on which the Registration Statement is declared effective or the effective date can be predicted with reasonable certainty, duly call, give proper notice of, convene and hold a special meeting of the Company Shareholders for the purpose of seeking the Company Shareholder Approval (“Company Shareholder Meeting”). Company shall use its commercially reasonable efforts to (a) cause the Proxy Statement to be mailed to the Company Shareholders and to hold the Company Shareholder Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (b) solicit from the Company Shareholders proxies to vote on the proposal to approve this Plan of Merger and to secure a quorum at the Company Shareholder Meeting, and (c) except if the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3, solicit the Company Shareholder Approval. Company shall, through the Company Board of Directors, recommend to the Company Shareholders that they vote for the Company Shareholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3.

5.5   Stock Exchange Listing. Purchaser shall use its commercially reasonable efforts to cause (a) the shares of Purchaser Common Stock to be issued as Merger Consideration and (b) the shares of Purchaser Common Stock to be reserved for issuance upon the exercise, vesting or payment under any Converted Stock Option, in each case to be approved for listing on The Nasdaq Global Select Market, subject to official notice of issuance, prior to the Effective Time.

5.6   Regulatory Matters and Approvals.

5.6.1   Subject to the terms and conditions of this Plan of Merger, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws and regulations to consummate and make effective the Merger. Subject to the terms and conditions of this Plan of Merger, the parties will use all commercially reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

5.6.2   As soon as practicable after the date of this Plan of Merger (but in no event more than 45 days after the date hereof), Purchaser shall prepare and file with the Federal Reserve Board and each other Governmental Entity having jurisdiction all applications and documents required to obtain, and shall use its commercially reasonable efforts to obtain, upon terms and conditions reasonably acceptable to Purchaser, each necessary approval of or consent to consummate the Merger. Purchaser shall provide Company with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as Company may reasonably request. Purchaser shall provide Company with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies.

5.6.3   From the date of this Plan of Merger until the Effective Time, each of Company and Purchaser shall promptly notify the other party in writing of any pending or, to the Knowledge of Company or Purchaser (as the case may be), threatened Action or Order by any Governmental Entity or any other Person (a) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Plan of Merger or (b) seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Plan of Merger. If any Action or Order is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Plan of Merger as violative of any Law, each of Company and Purchaser shall, and shall cause their respective Representatives to, cooperate and use their commercially reasonable efforts to contest and resist, except insofar as Company and Purchaser may otherwise agree, any such Action or Order, including any Action or Order that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or the other transactions contemplated by this Plan of Merger.

5.6.4   Nothing contained in this Plan of Merger shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or give Purchaser, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, subject to Sections 5.1 and 5.2, as applicable, Company and Purchaser each shall exercise, consistent with the terms and conditions of this Plan of Merger, complete control and supervision over their respective business operations.

5.6.5   Each of Company and Purchaser shall, and shall cause their respective Subsidiaries to, take all commercially reasonable and lawful actions as may be necessary or appropriate to transfer, or to allow for the Surviving Corporation to utilize after the Effective Time, or obtain, as permitted by Law, all Permits appropriate or necessary to continue the business of Company and Purchaser and their respective Subsidiaries as currently conducted.

5.7   Employee Matters.

5.7.1   Employment Continuation. All individuals employed by, or on authorized leave of absence from, Company or any Company Subsidiary immediately before the Effective Time shall automatically become employees of Purchaser or a Purchaser Subsidiary as of the Effective Time.

5.7.2   Benefit Continuation. Purchaser covenants and agrees to provide to each employee of Company or any Company Subsidiary who becomes employed by Purchaser or any of its Affiliates as a result of the Merger (each, a “Continuing Employee”) with the same employee benefits then provided to similarly situated employees at Purchaser.

5.7.3   Employee Terminations; Employee Severance. Company shall cooperate, and shall cause each Company Subsidiary to cooperate, with Purchaser by (a) terminating the employment of those employees of Company or any Company Subsidiary identified by Purchaser as employees whose positions will be eliminated as a result of the Merger and who will not be a Continuing Employee, with such terminations to occur immediately prior to the Effective Time or at such other time as mutually agreeable to Purchaser and Company, and (b) causing a final payroll of Company and each Company Subsidiary to take place on the Business Day immediately preceding the date on which the Effective Time occurs or such other date as mutually agreeable to Purchaser and Company. Purchaser covenants and agrees to pay severance payments to each employee of Company, other than those executives listed in Section 5.7.3(a) of the Company Disclosure Letter, whose job is eliminated as a result of the Merger, either concurrently with the Effective Time or within one year after the Effective Time, and who is not offered reasonably comparable employment with Purchaser or any Purchaser Subsidiary (with the determination of whether an offer of employment is reasonably comparable to be made by mutual agreement of Purchaser and Company), in accordance with the severance plan as set forth in Section 5.7.3(b) of the Company Disclosure Letter. At the request of Purchaser, any or all severance payments to be made to persons terminated pursuant to clause (a) above and entitled to severance payments shall be made by Company or a Company Subsidiary on the Business Day immediately preceding the date on which the Effective Time occurs or such other date as mutually agreeable to Company and Purchaser. Continuation of certain benefits is subject to elective continuation through COBRA in accordance with applicable Laws and regulations.

5.7.4   Years of Service Credit. Purchaser covenants and agrees that each Continuing Employee shall receive credit for years of service at Company or the Company Subsidiaries for all purposes, including, without limitation, for purposes of eligibility to participate, vesting credit, entitlement to benefits, and levels of benefits of any Purchaser employee benefit plan (including, but not limited to, Purchaser’s 401(k) plan) or any other employee benefit plan of the Surviving Corporation commencing after the Effective Time, and for purposes of determining seniority in connection with employment with the Surviving Corporation and its Affiliates.

5.7.5   Deferred Compensation Plan. On and after the date of the Plan of Merger, Company shall not make or cause to be made any discretionary contributions to participants, and shall prohibit any new participant elections to defer compensation, under the Company Director Deferred Compensation Plan. Any preexisting deferral elections that are irrevocable as of the date of the Plan of Merger shall remain in effect for compensation paid during the remainder of the calendar year in which the Plan of Merger is dated. The Company Director Deferred Compensation Plan shall otherwise remain in full force and effect and payments of any benefits to participants shall be made in accordance with the terms of the Company Director Deferred Compensation Plan.

5.7.6   Non-Equity Incentive and Bonus Plans. Immediately on or prior to the Effective Time, Company and each Company Subsidiary shall, subject to the occurrence of the Effective Time, terminate all non-equity incentive and/or bonus plans, and the accrued benefits as of the Effective Time shall be paid on a prorated basis based on the portion of the plan year completed before the Effective Time and in a lump sum on the Business Day immediately preceding the date on which the Effective Time occurs or such other date as mutually agreeable to Purchaser and Company. The amount of each such bonus shall be calculated based on Company’s actual performance for the portion of the plan year completed before the Effective Time (with respect to all Company performance goals) and the individual’s actual performance for such portion of the plan year (with respect to individual performance goals).

5.7.7   Severance/Employment Agreements. If the Effective Time occurs, Purchaser will honor all of Company’s obligations and assume all its defenses under existing severance, change of control or employment agreements to which Company or any Company Subsidiary is a party and which are listed on Section 5.7.7 of the Company Disclosure Letter in accordance with the terms thereof. Simultaneously with the execution and delivery of this Plan of Merger, Purchaser is entering into a letter agreement with each individual subject to such severance, change of control or employment agreements.

5.7.8   Termination of 401(k) Plan. The Company Board of Directors shall, prior to the Effective Time, adopt resolutions terminating Company’s 401(k) Plan effective as of immediately prior to the Effective Time. The accounts of all participants and beneficiaries in Company’s 401(k) Plan shall become fully vested upon termination of Company’s 401(k) Plan. As soon as practicable following the Effective Time, all account balances in Company’s 401(k) Plan shall be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Purchaser agrees to permit participants in Company’s 401(k) Plan who become employees of Purchaser to roll over their 401(k) account balances in Company’s 401(k) Plan to Purchaser’s 401(k) plan. Notwithstanding the foregoing, no shares of Purchaser Common Stock may be rolled over into Purchaser’s 401(k) plan.

5.7.9   Employer Contributions to Company’s 401(k) Plan. Company shall be permitted to make matching contributions to Company’s 401(k) Plan based on participants’ elective contributions to Company’s 401(k) Plan, in each case in accordance with Section 5.7.9 of the Company Disclosure Letter.

5.7.10   Retention Bonuses. If requested by Purchaser, Company will cooperate with Purchaser in its efforts to cause certain employees of Company and/or its Subsidiaries identified by Purchaser, if any, to enter into retention or stay bonus agreements (in a form mutually agreed to by Purchaser and the employee) prior to the Effective Time. All retention and stay bonuses, if any, to be paid to employees of Company or any Company Subsidiary are subject to the mutual agreement of Company and Purchaser.

5.7.11   Annual Compensation Cycle. In connection with its annual compensation cycle, Company shall be permitted (a) to pay bonuses under Company’s 2017 bonus plan consistent with the terms of the 2017 bonus plan and past practice; (b) to increase employee compensation consistent with past practice and, in any event, by no more than 3.5% in the aggregate, and (c) to establish a 2018 bonus plan consistent with past practice and after consultation with Purchaser.

5.7.12   Expense Reimbursement. Company shall be permitted to reimburse employees for expenses in accordance with Company’s applicable reimbursement policies and consistent with past practice.

5.8   Press Releases and Public Announcement. Neither Company nor Purchaser will issue any press release or make any public announcement relating to this Plan of Merger, the Merger or the other transactions contemplated by this Plan of Merger without the prior written approval of, in the case of Company, Purchaser, and in the case of Purchaser, Company. However, each party may issue any such press release or make such public announcement, including with respect to actions contemplated by Sections 5.1 and 5.2, as applicable, it believes in good faith is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with outside legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other party regarding any such press release or other announcement prior to making any such disclosure.

5.9   Access to Information.

5.9.1   Subject to applicable Law, during the period commencing on the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, (a) Company will, and will cause each of the Company Subsidiaries to, upon reasonable prior written notice, permit Purchaser and its respective Representatives to have reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Company and the Company

Subsidiaries, to the officers and senior management, premises, agents, books, records, and Contracts of or pertaining to Company and the Company Subsidiaries as may be reasonably requested in writing; and (b) upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Plan of Merger; provided, however, that such access or disclosure of information will (i) comply with all applicable Laws, (ii) not result in, or reasonably be expected to result in, the waiver of the attorney-client privilege, or (iii) not result in, or reasonably be expected to result in, a material breach of any material Contract. No such access shall affect the representations, warranties, covenants or agreements of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Plan of Merger.

5.9.2   All Information (as defined in the Confidentiality Agreement) provided pursuant to this Plan of Merger shall be subject to the provisions of the letter agreement, dated July 31, 2017, between Company and Purchaser (“Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms.

5.10   Indemnification and Insurance.

5.10.1   All rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors and officers, as the case may be, of Company or the Company Subsidiaries as provided in their respective articles of incorporation or bylaws or other organization documents or in the existing indemnity agreements with Company or any of the Company Subsidiaries shall survive the Merger and, except as otherwise expressly provided in this Section 5.10, shall continue in full force and effect in accordance with their terms.

5.10.2   From and after the Effective Time and until the sixth anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless to the fullest extent permitted under applicable Law, each current or former director or officer of Company or any of the Company Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and following receipt of any undertaking required by applicable Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Actions, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or before the Effective Time in such Indemnified Party’s capacity as a director or officer of Company or any of the Company Subsidiaries or in such Indemnified Party’s capacity as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Company or any Company Subsidiary, including in connection with the transactions contemplated by this Plan of Merger. All rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. In the event of any such Action, the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of the Action.

5.10.3   The Surviving Corporation shall maintain in effect for not less than six years from the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Company and the Company Subsidiaries for the Indemnified Parties prior to the Effective Time with respect to matters occurring at or prior to the Effective Time, including the transactions contemplated by this Plan of Merger. Alternatively, the Surviving Corporation may substitute therefor policies of substantially the same coverage containing terms and conditions that, taken as a whole, are no less advantageous to the Indemnified Parties. Notwithstanding the foregoing, the Surviving Corporation shall not be required to pay annual premiums for such insurance coverages in excess of 300% of the last annual premium (such 300% threshold, the “Maximum Amount”) paid by Company prior to the date of this Plan of Merger in respect of the coverages required to be obtained pursuant to this Section 5.10.3, but in such case shall purchase the greatest coverage available for a cost not exceeding the Maximum Amount. Alternatively, the Surviving Corporation may purchase at or after the Effective Time, at a total aggregate cost not exceeding the Maximum Amount, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by

Company and the Company Subsidiaries for the Indemnified Parties with respect to matters occurring at or prior to the Effective Time, including the transactions contemplated by this Plan of Merger. If such “tail” prepaid policy has been obtained, the Surviving Corporation shall maintain it in full force and effect for its full term and honor all obligations thereunder.

5.10.4   The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the articles of incorporation or bylaws or other organization documents of Company or any of the Company Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the MBCA, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or the Company Subsidiaries or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties, each of whom is a third-party beneficiary of this Section 5.10.

5.10.5   In the event that the Surviving Corporation or its successors or assigns (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

5.10.6   Notwithstanding any provisions to the contrary, the indemnification obligations in this Section 5.10 are limited by applicable banking, securities, and other Laws and any such obligations that violate any applicable banking, securities, and other Laws or published public policy are void and unenforceable.

5.11   Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Law is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Plan of Merger and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Law on the Merger and the transactions contemplated by this Plan of Merger.

5.12   Section 16 Matters. Prior to the Effective Time, Company and Purchaser each shall use commercially reasonable efforts to cause any acquisitions or dispositions of Purchaser Common Stock (including derivative securities with respect to Purchaser Common Stock and Converted Stock Options) resulting from the Merger and the other transactions contemplated by this Plan of Merger, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Purchaser immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13   Securityholder Litigation. Each party shall keep the other party reasonably informed with respect to the defense or settlement of any securityholder Action against it or its directors or officers relating to the Merger or the other transactions contemplated by this Plan of Merger. Each party shall give the other party the opportunity to consult with it regarding the defense or settlement of any such securityholder Action and shall not settle any such Action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.14   Tax-Free Reorganization Treatment.

5.14.1   Company and Purchaser intend that the Merger will qualify as a reorganization under Section 368(a) of the Code and that Company and Purchaser are treated as “parties to the reorganization” (the “Intended Tax Treatment”), and each shall not, and shall not permit any of their respective Subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the Intended Tax Treatment. Company and Purchaser shall use commercially reasonable efforts, and shall cause their respective Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including providing reasonable and customary representations, covenants and certificates requested by counsel under Sections 6.2.5 and 6.3.5. Within 45 days following the Effective Time, the Surviving Corporation shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations.

5.14.2   Each of Company and Purchaser shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.15   Expenses. Whether or not the Merger is consummated, except as otherwise provided in this Plan of Merger, all costs and expenses incurred in connection with this Plan of Merger and the transactions contemplated by this Plan of Merger shall be paid by the party incurring such expenses, except that Purchaser shall pay and bear the cost of (a) each regulatory filing, notification, registration or similar fee required to be paid by any party in connection with this Plan of Merger and the transactions contemplated by this Plan of Merger under the Securities Act, the Exchange Act, applicable banking Laws and other applicable Laws and (b) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants and financial and other advisors) incurred in respect of printing, filing and mailing of the Proxy Statement and the Registration Statement.

5.16   Bank Consolidation. Company shall take all actions reasonably requested by Purchaser to cause the consolidation of Bank with and into Independent Bank, a Michigan state chartered bank (the “Bank Consolidation”), with Independent Bank as the surviving institution, immediately following the Bank Consolidation, including by executing and delivering a bank consolidation agreement in customary form. The parties will cooperate and cause their Subsidiaries to cooperate in all reasonable respects to facilitate the mailing or posting in a timely fashion of any notices to customers of the banks with respect to the Bank Consolidation reasonably deemed necessary or appropriate by Purchaser.

5.17   Fairness Opinion. Company will use commercially reasonable efforts to deliver to Purchaser a copy of a written fairness opinion dated as of the date of this Plan of Merger and received from the Company Investment Banker within seven Business Days of the date of this Plan of Merger together with the form of consent of the Company Investment Banker to permit the inclusion of the text of its written opinion in its entirety in the Proxy Statement, so long as the Company Investment Banker and its counsel have approved any summary of, or other description of, its written opinion in the Proxy Statement in advance of its filing with the SEC.

5.18   Environmental Investigation. Pursuant to the terms described below, Purchaser shall be permitted to conduct environmental assessments of: (i) any or all parcels of real property owned by Company or any Company Subsidiary; and (ii) to the extent permitted by the current owners or operators thereof, any other real estate formerly owned, leased, or used by Company or any Company Subsidiary (each of the parcels described in both clause (i) and (ii), an “Investigated Property”). As to each Investigated Property:

5.18.1   Phase I Work. Not later than 30 Business Days after the date of this Plan of Merger (or within 30 Business Days after the acquisition or lease of any Investigated Property acquired or leased after the date of this Plan of Merger), Purchaser shall be permitted to conduct, at its expense, a Phase I environmental site assessment, compliant with ASTM Standard E1527-13 and applicable legal standards (a “Phase I Assessment”), of the Investigated Property. Upon request, Company and each Company Subsidiary shall provide reasonable assistance, including site access, a knowledgeable contact person, legal descriptions and other documentation relating to the real estate, and any prior environmental investigation reports, compliance audits, and any related correspondence or documentation in Company’s possession to Purchaser’s consultant for purposes of conducting the Phase I Assessments. Purchaser shall provide Company with a copy of its final Phase I Assessment for the Investigated Property.

5.18.2   Phase II Work. Within 5 Business Days of receipt of a final Phase I Assessment, Purchaser shall notify Company whether it plans to conduct a Phase II environmental assessment (a “Phase II Assessment”) of the Investigated Property, which may include the procurement and analysis of samples of soil, groundwater, surface water, air, or any other environmental medium. All Phase II Assessments shall be at Purchaser’s sole expense. Purchaser shall furnish a copy of a proposed written scope of work for the Phase II Assessment to Company within 10 Business Days of receipt of the final Phase I Assessment. Purchaser and Company shall use commercially reasonable efforts to agree upon the work plan prior to commencing the Phase II Assessment. The Phase II Assessment may be conducted in more than one phase, provided that all phases shall be completed by the earlier of (i) 20 Business Days after the parties agree upon the work plan, and (ii) 10 Business Days prior to the Closing. Purchaser shall provide Company with a copy of its final Phase II Assessment for each Investigated Property for which a Phase II Assessment has been obtained.

5.18.3   Environmental Risks. If there are any facts or conditions identified in any Phase I Assessment or Phase II Assessment that Purchaser reasonably believes pose a current or future material risk of liability, material interference with use, or a material diminution of value of the Investigated Properties (collectively, “Environmental Risks”), then Purchaser shall notify Company of such Environmental Risks and the facts or conditions underlying such Environmental Risks within 10 Business Days after receipt of all final environmental reports for all Investigated Properties. Such notice shall include either (i) an estimate by a qualified environmental professional of the actual cost of all remedial or other corrective actions and measures required by applicable Law to be taken with respect to the Investigated Property, or (ii) a statement from a qualified environmental professional that the cost of such actions and measures cannot be reasonably estimated.

5.19   Conversion. Purchaser intends to convert some or all of Company’s information and data onto Purchaser’s information technology systems (the “Data Conversion”). Purchaser agrees to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion with the goal of effecting the Data Conversion at or as soon as reasonably practicable after the Effective Time. Company agrees to cooperate with Purchaser in preparing for the Data Conversion within the time frame set forth above, including providing reasonable access to data, information systems, and personnel having expertise with Company’s and the Company Subsidiaries’ information and data systems; provided, however, that Company shall not be required to terminate any third-party service provider arrangements prior to the Effective Time. In the event that Company takes, at the request of Purchaser, any action relative to third parties to facilitate the Data Conversion that results in the imposition of any termination fees or other charges or expenses, Purchaser shall indemnify Company for all such fees, charges and expenses, and the costs of reversing the Data Conversion process, if the Merger is not consummated for any reason, other than the breach of this Plan of Merger by Company or the termination of this Plan of Merger by Company pursuant to Section 7.1.8.

5.20   Trust Preferred Securities. Prior to the Effective Time, Company and Purchaser shall take all actions necessary for Purchaser to enter into a supplemental indenture with the trustee of the indenture for Company’s outstanding floating-rate junior subordinated debt securities due 2035 (the “Debt Securities”) to evidence the succession of Purchaser as of the Effective Time. The form of the supplemental indenture shall be reasonably acceptable to Purchaser, and, pursuant to such supplemental indenture, Purchaser will agree to assume the covenants, agreements and obligations of Company under the indenture, including the obligation to make all payments when due in respect of the Debt Securities.

5.21   Technology-Related Contracts. Until the Effective Time, Company shall advise Purchaser of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements, and other material technology-related licensing, maintenance or servicing agreements with independent vendors (“Technology-Related Contracts”) involving Company or any Company Subsidiary. The material Technology-Related Contracts of Company and any Company Subsidiary are listed in Section 5.21 of the Company Disclosure Letter. Notwithstanding any other provision of this Section 5.21, neither Company nor any Company Subsidiary shall be obligated to take any irrevocable action, or irrevocably forego taking any action, with respect to those Technology-Related Contracts that would cause any such agreement to terminate, expire, or be materially modified prior to the Effective Time.

5.22   Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Plan of Merger, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws and regulations or as otherwise reasonably requested in writing by Purchaser to consummate and make effective the Merger. Subject to the terms and conditions of this Plan of Merger, the parties will use all commercially reasonable efforts to obtain consents of all third parties and Governmental Entities necessary or desirable for the consummation of the Merger.

5.23   Exchange of Financial Information. After the execution of this Plan of Merger until the Effective Time of the Merger, Company shall promptly deliver to Purchaser copies of:

5.23.1   Each monthly internal financial report prepared with respect to Company and each of the Company Subsidiaries. Company represents and warrants that such information shall be consistent with the financial information as used for internal purposes by Company in the management of its consolidated business; and

5.23.2   Each financial report or statement submitted to regulatory authorities for Company and each of the Company Subsidiaries.

5.24   Estoppels. Company shall use commercially reasonable efforts to obtain landlord or tenant estoppel certificates, as applicable, in form and substance reasonably acceptable to Purchaser and dated no earlier than 25 days prior to Closing from all landlords and tenants, as applicable, under the leases listed in Section 5.24 of the Company Disclosure Letter.

5.25   Notification of Change in Business Relationships. Company shall promptly notify Purchaser in writing of any customer, agent, representative, supplier, or other person with whom Company or any Company Subsidiary has a material contractual relationship, who, to the Knowledge of Company, intends, whether on account of the Merger or otherwise, to discontinue, materially diminish, or change its relationship with Company or any Company Subsidiary in an adverse manner.

5.26   Company Consolidated Shareholders’ Equity.

5.26.1   Company Consolidated Shareholders’ Equity. For purposes of the Closing Balance Sheet, “Company Consolidated Shareholders’ Equity” shall be Company’s total consolidated shareholders’ equity as of the Final Statement Date computed in accordance with GAAP, consistently applied and excluding the net accumulated other comprehensive income/(loss) related to unrealized investment securities gains/(losses), except such total consolidated shareholders’ equity shall be adjusted for each of the following items: (a) no expense shall be accrued or deduction shall be made for any of the following: any accruals, reserves, or charges resulting from expenses of the Merger and other transactions contemplated by this Plan of Merger including Company investment banking fees, severance pay, retention bonuses, attorneys’ and accountants’ fees, and amounts owing and paid under management change-in-control contracts; (b) to the extent Company’s aggregate provisions for loan losses are less than the aggregate Company net charge-offs (except to the extent there is a specific reserve) on loans during the period from the date of this Plan of Merger until the Effective Time, an expense shall be accrued for any such shortfall; (c) no expense shall be accrued or deduction shall be made for the termination fees and costs related to any Contract with Company or any Company Subsidiary that is terminated in connection with the Merger; (d) Company Consolidated Shareholders’ Equity shall include any Aggregate Collections in excess of $691,000 except to the extent Company Consolidated Shareholders’ Equity has been or will be reduced by a Special Dividend in the amount of such excess; (e) an expense shall be accrued for the amount of all bonuses and other benefits to be paid pursuant to Section 5.7.6; and (f) any other adjustments as may be mutually agreed to in writing between Purchaser and Company.

5.26.2   Closing Balance Sheet. Company shall prepare, and cause its independent accountants Plante Moran (the “Accounting Firm”), to perform agreed-upon procedures on a consolidated balance sheet of Company as of the Final Statement Date (the “Closing Balance Sheet”) and the computation of Company Consolidated Shareholders’ Equity as of the Final Statement Date, determined in accordance with this Plan of Merger. The Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied, and in a manner consistent with the audited consolidated balance sheet of Company as of December 31, 2016, except as provided in Section 5.26.1 above. The Accounting Firm’s engagement will be governed by mutually agreed upon procedures and, upon completion of such review, the Accounting Firm shall issue an agreed upon procedures report setting forth Company Consolidated Shareholders’ Equity (the “Closing Report”). The fees and expenses of the Accounting Firm incurred pursuant to this Article V shall be paid by Company. Notwithstanding the foregoing, Purchaser may in its discretion agree to accept a Closing Balance Sheet that is certified by Company as accurate and in accordance with the requirements of this Plan of Merger, in lieu of the Closing Report.

5.26.3   Final Statement Date. The last day of the calendar month preceding the date on which both the shareholders of Company have approved the Merger as required by this Plan of Merger and all regulatory approvals required by Law to consummate the Merger have been obtained (statutory waiting periods need not have expired), or such other date as agreed upon by Purchaser and Company, shall be the “Final Statement Date.”

5.27   Special Dividend. If the aggregate cash amount collected by Bank (the “Aggregate Collections”) relating to the loan to the borrower (the “Borrower”) described in Section 5.27 of the Company Disclosure Letter exceeds $691,000 at any time prior to the Effective Time, then the Company Board of Directors may, subject to applicable Law and the Company articles of incorporation and bylaws, declare a special cash dividend on the shares of Company Common Stock in an aggregate amount not greater than the product of (a) sixty-five percent (65%), multiplied by

(b) the difference between the amount of such Aggregate Collections and $691,000 (such dividend, the “Special Dividend”), and the Company Board of Directors may set the record date and payment date for such Special Dividend in its sole discretion, provided that the record date must be earlier than the date on which the Effective Time occurs.

5.28   Addition of Company Director to Purchaser Board. After the Effective Time, the Purchaser shall cause one director of the Company, determined by the Company but subject to the reasonable approval of Purchaser, to be added to the Board of Directors of Purchaser.

ARTICLE VI
CLOSING CONDITIONS

6.1   Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment (or waiver by Company and Purchaser) at or prior to the Effective Time of the following conditions:

6.1.1   The Company Shareholder Approval shall have been obtained.

6.1.2   Company and Purchaser shall have received all regulatory approvals required in connection with the transactions contemplated by this Plan of Merger, all applicable notice periods and waiting periods shall have expired, and all such regulatory approvals shall be in effect; provided, that no such regulatory approvals shall contain any non-standard conditions, restrictions or requirements that would, after the Effective Time, have, or be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation (after giving effect to the Merger) in the reasonable opinion of the Purchaser.

6.1.3   No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger will be in effect.

6.1.4   Neither party shall be subject to any Order of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

6.1.5   The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been commenced or threatened by the SEC.

6.1.6   The shares of Purchaser Common Stock to be issued as Merger Consideration shall have been authorized for listing on The Nasdaq Global Select Market, subject to official notice of issuance.

6.2   Conditions to Company’s Obligation to Effect the Merger. The obligation of Company to effect the Merger is subject to the fulfillment (or waiver by Company) at or prior to the Effective Time of the following additional conditions:

6.2.1   (a) The representations and warranties of Purchaser set forth in this Plan of Merger (other than Sections 4.1.1, 4.2, 4.3.1, 4.3.2, and 4.4) will be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” contained therein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) the representations and warranties of Purchaser set forth in Sections 4.1.1, 4.2, 4.3.1, 4.3.2, and 4.4 will be true and correct in all but de minimis respects as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct in all but de minimis respects as of such other time).

6.2.2   Purchaser shall have performed in all material respects all of the covenants required to be performed by it under this Plan of Merger at or prior to the Closing Date.

6.2.3   Purchaser shall have delivered to Company a certificate, dated as of the Closing Date and signed on behalf of Purchaser by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.2.1 and 6.2.2 have been satisfied.

6.2.4   Since December 31, 2016, there shall not have been any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6.2.5   Company shall have received the opinion of Warner Norcross & Judd LLP, acting as counsel to Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Purchaser, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of Company and Purchaser as to such matters as such counsel may reasonably request.

6.3   Conditions to Purchaser’s Obligation to Effect the Merger. The obligation of Purchaser to effect the Merger is subject to the fulfillment (or waiver by Purchaser) at or prior to the Effective Time of the following additional conditions:

6.3.1   (a) The representations and warranties of Company set forth in this Plan of Merger (other than Sections 3.1.1, 3.2, 3.3.1, 3.3.2, and 3.4) will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” contained therein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (b) the representations and warranties of Company set forth in Sections 3.1.1, 3.2, 3.3.1, 3.3.2, and 3.4 will be true and correct in all but de minimis respects as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct in all but de minimis respects as of such other time).

6.3.2   Company shall have performed in all material respects all of the covenants required to be performed by it under this Plan of Merger at or prior to the Closing Date.

6.3.3   Company shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.3.1 and 6.3.2 have been satisfied.

6.3.4   Since December 31, 2016, there shall not have been any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.3.5   Purchaser shall have received the opinion of Varnum LLP, acting as counsel to Purchaser, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of Company and Purchaser as to such matters as such counsel may reasonably request.

6.3.6   Purchaser shall have received one or more certificates dated as of the Closing Date and signed by the secretary of Company on behalf of Company certifying (a) the total number of shares of capital stock of Company issued and outstanding as of the close of business on the day immediately preceding the Closing; and (b) the number of shares of Company Common Stock, if any, that are issuable on or after that date, all in such form as Purchaser may reasonably request.

6.3.7   As of the Final Statement Date, the Company Consolidated Shareholders’ Equity shall be at least $33,000,000.

6.3.8   As of the Final Statement Date, the Company’s allowance for loan and lease losses shall be at least equal to the sum of (a) the greater of (X) $2,363,000 or (Y) 0.85% of gross loans as of the Final Statement Date, plus (b) any credit (increase) to the allowance between the date of this Plan of Merger and the Final Statement Date resulting from a recovery relating to the Bank’s loan to the Borrower.

ARTICLE VII
TERMINATION

7.1   Termination of Plan of Merger. Notwithstanding anything contained in this Plan of Merger to the contrary, this Plan of Merger may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or, subject to the terms of this Plan of Merger, after receipt of the Company Shareholder Approval, as follows:

7.1.1   by mutual written consent of Company and Purchaser;

7.1.2   by either Company or Purchaser, if any Governmental Entity has issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such Order or other action is final and unappealable; provided, however, that the right to terminate this Plan of Merger pursuant to this Section 7.1.2 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Plan of Merger required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the issuance of such an Order or the taking of such an action;

7.1.3   by either Company or Purchaser, if the Merger does not occur on or before September 4, 2018 (the “End Date”); provided, however, that the right to terminate this Plan of Merger pursuant to this Section 7.1.3 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Plan of Merger required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the failure of the Effective Time to occur on or before the End Date;

7.1.4   by either Company or Purchaser if the Company Shareholder Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Company Shareholder Approval shall not have been obtained; provided, however, that right to terminate this Plan of Merger pursuant to this Section 7.1.4 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Plan of Merger required to be performed at or prior to the Company Shareholder Meeting has been a substantial cause of, or a substantial factor that resulted in, the Company Shareholder Approval not having been obtained;

7.1.5   by Company, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Plan of Merger, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (b) (i) cannot be cured by the End Date or (ii) if capable of being cured by the End Date, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Company’s intention to terminate this Plan of Merger if such breach or failure is not cured) from Company of such breach or failure; provided, that Company shall not have a right to terminate this Plan of Merger pursuant to this Section 7.1.5 if it is then in breach of any representations, warranties, covenants or other agreements contained in this Plan of Merger that would result in a failure of a condition set forth in Section 6.1 or Section 6.3;

7.1.6   by Purchaser, if Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Plan of Merger, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (b) (i) cannot be cured by the End Date or (ii) if capable of being cured by the End Date, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Purchaser’s intention to terminate this Plan of Merger if such breach or failure is not cured) from Purchaser of such breach or failure; provided, that Purchaser shall not have a right to terminate this Plan of Merger pursuant to this Section 7.1.6 if it is then in breach of any representations, warranties, covenants or other agreements contained in this Plan of Merger that would result in a failure of a condition set forth in Section 6.1 or Section 6.2;

7.1.7   by Purchaser prior to the receipt of the Company Shareholder Approval if (a) the Company Board of Directors shall have effected a Company Adverse Recommendation Change; (b) the Company Board of

Directors shall have failed to reject a Company Takeover Proposal and reaffirm the Company Board Recommendation within five Business Days following the public announcement of such Company Takeover Proposal and in any event at least two Business Days prior to the Company Shareholder Meeting; (c) Company enters into a Company Acquisition Agreement; or (d) in the absence of a Company Takeover Proposal and only during the period which is 30 days before the mailing date of the Proxy Statement and the date of the Company Shareholder Meeting, the Company Board of Directors fails to publicly reaffirm its recommendation of this Plan of Merger within five Business Days of a written request by Purchaser to provide such reaffirmation;

7.1.8   by Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Company Superior Proposal; provided, however, that (a) Company has complied with Section 5.3 in all material respects and (b) Company pays (or causes to be paid) the Company Termination Fee prior to or simultaneously with such termination.

7.1.9   by Purchaser, if the condition set forth in Section 6.3.7 is not satisfied;

7.1.10   by Purchaser, if the condition set forth in Section 6.3.8 is not satisfied;

7.1.11   by Purchaser, if there shall have occurred one or more events that shall have caused or are reasonably likely to cause a Material Adverse Effect on Company; or

7.1.12   by Purchaser, if, prior to the Closing, Bank is examined for compliance with the Community Reinvestment Act and receives written notification of a rating lower than “Satisfactory.”

7.2   Effect of Termination.

7.2.1   In the event that:

7.2.1.1   this Plan of Merger is terminated by Purchaser pursuant to Section 7.1.7, Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to $2,529,658 (the “Company Termination Fee”);

7.2.1.2   this Plan of Merger is terminated by Purchaser pursuant to Section 7.1.6 or by Company or Purchaser pursuant to Section 7.1.4, and if (a) any Person shall have made a Company Takeover Proposal (i) on or after the date of this Plan of Merger but prior to the date that this Plan of Merger is terminated in the case of a termination pursuant to Section 7.1.6 or (ii) on or after the date of this Plan of Merger but prior to the Company Shareholder Meeting in the case of a termination pursuant to Section 7.1.4, and (b) at any time prior to the date that is 12 months after the date of any such termination, Company consummates a Company Takeover Proposal or enters into any definitive agreement providing for a Company Takeover Proposal and such Company Takeover Proposal is subsequently consummated (provided that, for purposes of this Section 7.2.1.2, the references to “10%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”), then Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to the Company Termination Fee;

7.2.1.3   (a) this Plan of Merger is terminated by Company or Purchaser pursuant to Section 7.1.3, (b) any Person shall have made a Company Takeover Proposal on or after the date of this Plan of Merger but prior to the date of any such termination, and (c) at any time prior to the date that is 12 months after the date of any such termination, Company consummates a Company Takeover Proposal or enters into any definitive agreement providing for a Company Takeover Proposal and such Company Takeover Proposal is subsequently consummated (provided that, for purposes of this Section 7.2.1.3, the references to “10%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”), then Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to the Company Termination Fee; provided, however, that in the case of a termination by Company, Company shall not be obligated to pay the Company Termination Fee if the failure of Purchaser to perform any of its obligations under this Plan of Merger required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the failure of the Effective Time to occur on or before the End Date; or

7.2.1.4   this Plan of Merger is terminated by Company pursuant to Section 7.1.8, then Company shall pay, or cause to be paid, to Purchaser, prior to or contemporaneously with such termination, cash in an amount equal to the Company Termination Fee.

7.2.2   Each of the parties hereto acknowledge and agree that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Plan of Merger, and that without these agreements, the other party would not enter into this Plan of Merger. Accordingly, if Company fails to pay the amount due pursuant to this Section 7.2 and, in order to obtain such payment, Purchaser commences a suit that results in a judgment against Company for the Company Termination Fee, then Company shall pay Purchaser its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made.

7.2.3   On any termination of this Plan of Merger pursuant to Section 7.1, this Plan of Merger shall terminate and forthwith become void and have no further force or effect (except for the provisions of Sections 5.8, 5.9.2, 5.13, 5.15, 7.2 and Article IX), and, subject to the payment of any amounts owing pursuant to this Section 7.2, there shall be no other liability on the part of Company or Purchaser to the other. Notwithstanding anything in this Plan of Merger to the contrary, no party hereto will be relieved or released from any liability or damages arising from a willful or intentional breach of any provision of this Plan of Merger or fraud, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.

7.2.4   The Company Termination Fee will be paid in the aggregate to Purchaser by or at the direction of Purchaser in immediately available funds in the case of Section 7.2.1.1, 7.2.1.2 or 7.2.1.3, upon the occurrence of the event giving rise to the obligation to make such payment.

7.2.5   For the avoidance of doubt, in no event shall Company be required to pay the Company Termination Fee on more than one occasion.

ARTICLE VIII
CERTAIN DEFINITIONS

8.1   Definitions. When used in this Plan of Merger, the following terms will have the meanings assigned to them in this Section 8.1:

“Action” means (a) any litigation, claim, action, suit, hearing, proceeding or arbitration, (b) any material investigation by a Governmental Entity or (c) any demand or notice of violation by a Governmental Entity (in the case of clauses (a), (b) and (c), whether civil, criminal, administrative, labor or investigative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Bank” means Traverse City State Bank, a Michigan banking corporation and a wholly-owned Subsidiary of Company.

“Bank Holding Company Act” means the Bank Holding Company Act of 1956, as amended.

“Book-Entry Shares” means shares of Company Common Stock represented by book-entry immediately prior to the Effective Time (other than Excluded Shares).

“Business Day” means a day other than a Saturday, Sunday or other day on which The Nasdaq Global Select Market is closed.

“Certificates” means outstanding certificates that immediately prior to the Effective Time represented shares of Company Common Stock (other than Excluded Shares).

“Collective Bargaining Agreement” means any Contract that has been entered into with any labor organization, union, works council, employee representative or association.

“Company Benefit Plan” means, other than any Multiemployer Plan, (a) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, (b) the Company Stock Plan, and (c) any deferred compensation, retirement, defined contribution, defined benefit, pension, profit sharing, employee welfare, fringe benefit, flexible spending account, stock purchase, stock option, stock ownership, phantom stock, stock appreciation rights, restricted stock, restricted stock units, severance, separation, employment, change in control, vacation pay, leave of absence, layoff, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, day or dependent care, legal services, cafeteria, health, life, accident, disability, workers’ compensation or other insurance, or other employee benefit plan, or contract, program, or practice, whether written or oral, for the benefit of Company’s current or former officers, employees, independent contractors, or directors, in each case either (i) existing at the Closing Date and sponsored, maintained, or contributed to by Company or any of its Subsidiaries, or (ii) existing at the Closing Date or prior thereto, in respect of which Company or any of its Subsidiaries has any Liability.

“Company Board of Directors” means the board of directors of Company.

“Company Director Deferred Compensation Plan” means Company’s Directors’ Deferred Compensation Plan (Amended and Restated January 1, 2008).

“Company Material Adverse Effect” means a Material Adverse Effect with respect to Company.

“Company Shareholders” means holders of shares of Company Common Stock.

“Company Site” means, with respect to Company, any real properties (in each case, including all soil, subsoil, surface waters and groundwater thereat) currently or previously owned, leased or operated (excluding other real estate owned) by: (a) Company or any of the Company Subsidiaries; (b) any predecessors of Company or any of the Company Subsidiaries; or (c) any entities previously owned by Company or any of the Company Subsidiaries.

“Company Stock Plan” means Company’s Stock Incentive Plan of 2011, as amended and restated as of May 7, 2014.

“Company’s 401(k) Plan” means the Traverse City State Bank Employees’ Savings and Profit Sharing Plan.

“Contract” means any agreement, contract, commitment, arrangement, memorandum of understanding, side letter, understanding, contractual obligation or other instrument of a contractual nature, whether written or oral.

“DPC Shares” means shares of Company Common Stock held by Purchaser or Company or any of their respective Subsidiaries in respect of a debt previously contracted.

“Environmental Claim” means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings, or other communication (written or oral), whether criminal or civil, pursuant to or relating to any applicable Environmental Law.

“Environmental Law” means any and all Laws, Environmental Permits, or binding agreements with any Governmental Entity, relating to the protection of health and the environment, or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of or exposure to Hazardous Materials.

“Environmental Permit” means any Permit required or issued by any Governmental Entity under or in connection with any Environmental Law, including without limitation, any and all orders, consent orders or binding agreements issued by or entered into with a Governmental Entity under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to Company or Purchaser, as applicable, any Person who is, or at any time was, a member of a controlled group (within the meaning of Section 414(n)(6)(B) of the Code) that includes, or at any time included, Company or Purchaser, as applicable, or any Affiliate of Company or Purchaser, as applicable, or any predecessor of any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDI Act” means the Federal Deposit Insurance Act of 1950, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System or its delegees.

“FHLB” means the Federal Home Loan Bank.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.

“Hazardous Material” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, polychlorinated biphenyls, and any other chemicals, materials, substances or wastes in any amount or concentration which are regulated under or for which liability can be imposed under any Environmental Law.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations.

“IRS” means the United States Internal Revenue Service.

“Knowledge” or any similar phrase means (a) with respect to Company, those facts that are actually known or should have been known by any of the Persons set forth in Section 8.1 of the Company Disclosure Letter in the reasonable performance of such individual’s duties for Company, and (b) with respect to Purchaser, those facts that are actually known or should have been known by any of the Persons set forth in Section 8.1 of the Purchaser Disclosure Letter in the reasonable performance of such individual’s duties for Purchaser.

“Law” means any federal or state statute, law, ordinance, rule, code, executive order, common law, injunction, judgment, decree, Order or regulation of any Governmental Entity.

“Liability” means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, security interest, hypothecation or other encumbrance affecting such property or asset.

“Material Adverse Effect” means with respect to any Person, any event, occurrence, fact, condition or change that (a) is materially adverse to the business, results of operations, financial condition, or assets of such Person and its Subsidiaries, taken as a whole, or (b) prohibits or materially impairs the ability of such Person to consummate the transactions contemplated by this Plan of Merger on a timely basis; provided, however, that, for the purposes of clause (a), a Material Adverse Effect shall not include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from (either alone or in combination): (i) conditions or changes generally affecting the economy, financial or securities markets; (ii) any outbreak or escalation of hostilities, war (whether or not declared) or military action or any act of terrorism, the occurrence of any natural disaster, or occurrence of any man-made disaster; (iii) general conditions in or changes generally affecting the banking industry or geographic regions in which such Person or its Subsidiaries operate; (iv) changes in Laws (or interpretations thereof); (v) changes in GAAP or accounting standards (or interpretations thereof); (vi) compliance with the terms of, or the taking of any action required by, this Plan of Merger; (vii) the announcement or pendency of the Merger or any other transaction contemplated by this Plan of Merger; (viii) acts or omissions of (A) Company prior to the Effective Time taken at the written request of Purchaser or with the prior written consent of Purchaser, or (B) Purchaser prior to the Effective Time taken at the written request of Company or with the prior written consent of Company; or (ix) any decline in the market price, or change in trading volume, of Purchaser Common Stock (provided, however, that any event, occurrence, fact, condition or change that caused or contributed to any decline in market price or change in trading volume, of Purchaser Common Stock shall not be excluded unless otherwise specifically excluded by this definition); provided, further, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii) and (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, compared to other community banking organizations in Michigan.

“Michigan Banking Code” means the Michigan Banking Code of 1999, as amended.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.

“NLRB” means the National Labor Relations Board.

“Order” means any award, injunction, judgment, decree, order, ruling or verdict or other similar decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Permit” means any grant, exemption, declaration, registration, filing, order, authorization, approval, consent, exception, accreditation, certificate, license, permit or franchise of, from or required by any Governmental Entity of competent jurisdiction or pursuant to any Law.

“Permitted Liens” means with respect to Company, (a) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith for which adequate accruals or reserves have been established on the books and records of Company, (b) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith for which adequate accruals or reserves have been established on the books and records of Company, (c) Liens and encroachments which do not materially interfere with the present use of the properties or assets they affect, (d) Liens that will be released prior to or as of the Closing, (e) Liens that are disclosed on the most recent audited consolidated balance sheet of Company or notes thereto or securing liabilities reflected on such balance sheet, (f) Liens that were incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Company, (g) Liens set forth in Section 8.1 of the Company Disclosure Letter, and (h) with respect to real property, whether owned or leased, any Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“Purchaser Board of Directors” shall mean the board of directors of Purchaser.

“Purchaser Material Adverse Effect” means a Material Adverse Effect with respect to Purchaser.

“Regulation O” means Regulation O of the Federal Reserve Board.

“Regulatory Agreement” means any Contract, cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any Order by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity that restricts materially the conduct of a party or such party’s Subsidiary’s business, or in any manner relates to the capital adequacy, credit or reserve policies or management of such party or such party’s Subsidiary.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, leaching, dumping or disposing of a Hazardous Material.

“Representatives” means, with respect to any Person, the respective officers, directors, managers, members, employees, consultants, accountants, brokers, financial advisors, legal counsel, agents, advisors, Affiliates and other representatives of that Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, withholding, payroll, employment, excise, property, abandoned property, escheat, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, transfer, real property transfer, recording, documentary, stamp, registration, unemployment, social security, workers’ compensation, capital, premium, deficiencies, charges, backup withholding, personal property, franchise, and other governmental taxes, assessments, customs, duties or levies, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Entity.

“Transaction Documents” means (a) the Proxy Statement, (b) the Registration Statement, and (c) any other documents to be filed with the SEC, the Federal Reserve Board or any other Governmental Entity in connection with the Merger.

“Trust Account Shares” means shares of Company Common Stock held directly or indirectly in trust accounts, managed or custodial accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties including all shares of Company Common Stock held in connection with Company’s 401(k) Plan.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar foreign, state or local Law.

8.2   Construction and Interpretation. For purposes of this Plan of Merger, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Plan of Merger as a whole and not to any particular provision of this Plan of Merger; (d) when a reference is made in this Plan of Merger to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Plan of Merger; (e) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (f) the word “include”, “includes” or “including” when used in this Plan of Merger will be deemed to include the words “without limitation”, unless otherwise specified; (g) a reference to any party to this Plan of Merger or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (h) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (i) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (j) any references in this Plan of Merger to “dollars” or “$” shall be to U.S. dollars.

8.3   Defined Terms. The following terms are defined on the following pages of this Plan of Merger:

Acceptable Company Confidentiality Agreement	A-32
Acceptance Period	A-6
Accounting Firm	A-41
Adjusted Exchange Ratio	A-6
Adjusted Stock Purchase Value	A-7
Aggregate Collections	A-41
Bank Consolidation	A-39
Bank Index	A-6
Borrower	A-41

Certificate of Merger	A-1
Closing	A-1
Closing Balance Sheet	A-41
Closing Date	A-1
Closing Report	A-41
Code	A-1
Company	A-1
Company Acquisition Agreement	A-32
Company Adverse Recommendation Change	A-32
Company Board Recommendation	A-7
Company Call Reports	A-10
Company Common Stock	A-8
Company Consolidated Shareholders’ Equity	A-41
Company Disclosure Letter	A-7
Company Financial Statements	A-9
Company Investment Banker	A-20
Company Lease	A-13
Company Material Contract	A-14
Company Preferred Stock	A-8
Company Real Property	A-12
Company Shareholder Approval	A-7
Company Shareholder Meeting	A-34
Company Stock Option	A-3
Company Subsidiaries	A-7
Company Subsidiary	A-7
Company Superior Proposal	A-33
Company Takeover Proposal	A-33
Company Termination Fee	A-45
Company-Leased Real Property	A-12
Company-Owned Intellectual Property	A-14
Company-Related Person	A-22
Confidentiality Agreement	A-37
Constituent Corporation	A-1
Continuing Employee	A-35
Converted Stock Option	A-3
Data Conversion	A-40
Debt Securities	A-40
Effective Time	A-2
Employment-Related Payments	A-17
End Date	A-44
Environmental Risks	A-40
Exchange Agent	A-3
Exchange Fund	A-4
Exchange Ratio	A-2
Excluded Shares	A-2
Exercise Period	A-6
Final Index Price	A-6
Final Purchaser Price	A-6
Final Statement Date	A-41
Floor Purchaser Price	A-6
Increase Notice	A-6
Indemnified Party	A-37
Initial Index Price	A-6

Intended Tax Treatment	A-38
Investigated Property	A-39
Maximum Amount	A-37
MBCA	A-1
Merger	A-1
Merger Consideration	A-3
PBGC	A-19
Phase I Assessment	A-39
Phase II Assessment	A-39
Plan of Merger	A-1
Pricing Period	A-6
Proxy Statement	A-33
Purchaser	A-1
Purchaser Call Reports	A-25
Purchaser Common Stock	A-24
Purchaser Disclosure Letter	A-23
Purchaser Financial Statements	A-25
Purchaser Investment Banker	A-26
Purchaser Preferred Stock	A-24
Purchaser SEC Documents	A-26
Purchaser Share-Based Awards	A-24
Purchaser Stock Plans	A-24
Purchaser Subsidiaries	A-23
Purchaser Subsidiary	A-23
Registration Statement	A-33
Shareholders’ Equity Price Adjustment	A-7
Special Dividend	A-42
Stock Purchase Value	A-7
Surviving Corporation	A-1
Technology-Related Contracts	A-40
Upset Condition	A-6

ARTICLE IX
MISCELLANEOUS

9.1   No Third-Party Beneficiaries. This Plan of Merger will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, other than Section 5.7 and Section 5.10 (which will be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein) and Article II (which shall be for the benefit of the holders of Company Common Stock after the Effective Time, whether represented by Certificates or Book-Entry Shares, and any holder of a Company Stock Option granted under the Company Stock Plan).

9.2   Specific Performance.

9.2.1   The parties agree that irreparable damage to Company or Purchaser, as applicable, would occur in the event that any of the provisions of this Plan of Merger were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Plan of Merger could not be adequately compensated in all cases by monetary damages alone. The parties acknowledge and agree that, prior to the valid termination of this Plan of Merger pursuant to Article VII, (a) Company shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Plan of Merger by Purchaser or to enforce specifically the terms and provisions of this Plan of Merger and (b) Purchaser shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Plan of Merger by Company or to enforce specifically the terms and provisions of this Plan of Merger.

9.2.2   The parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Plan of Merger by Company or Purchaser, as applicable, and to specifically enforce the terms and provisions of this Plan of Merger to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of Company or Purchaser, as applicable, under this Plan of Merger, all in accordance with the terms of this Section 9.2.

9.2.3   Neither Company nor Purchaser, as applicable, shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Plan of Merger and to enforce specifically the terms and provisions of this Plan of Merger, all in accordance with the terms of this Section 9.2.

9.3   Entire Agreement. This Plan of Merger (including the exhibits and the schedules hereto), together with the Confidentiality Agreement, constitutes the entire agreement between the parties hereto and supersedes any prior understandings, agreements or representations by or between the parties hereto, written or oral, to the extent they are related in any way to the subject matter of this Plan of Merger.

9.4   Succession and Assignment. This Plan of Merger will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Plan of Merger or any of its rights, interests or obligations hereunder without the prior written approval of, in the case of assignment by Company, Purchaser, and, in the case of assignment by Purchaser, Company.

9.5   Construction. The parties have participated jointly in the negotiation and drafting of this Plan of Merger, and, in the event an ambiguity or question of intent or interpretation arises, this Plan of Merger will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Plan of Merger.

9.6   Exclusive Jurisdiction. Each of the parties to this Plan of Merger irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Circuit Courts of the State of Michigan or any federal court of the United States of America sitting in the State of Michigan, and any appellate court from any thereof, in any Action or proceeding arising out of or relating to this Plan of Merger or the transactions contemplated by this Plan of Merger, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Action or proceeding shall be heard and determined in such Michigan court or, to the extent permitted by Law, in such federal court.

9.7   Waiver of Jury Trial. Each of the parties waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action or proceeding directly or indirectly arising out of, under or in connection with this Plan of Merger or the transactions contemplated by this Plan of Merger.

9.8   Notices. All notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by a fax transmission or electronic mail (if receipt by the intended recipient is confirmed by the same means, which confirmation each party agrees to transmit reasonably promptly) a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:

If to Purchaser:	With a copy to:
Independent Bank Corporation	Varnum LLP
4200 E. Beltline Av. NE	Bridgewater Place
Grand Rapids, MI 49525	333 Bridge Street NW
Attention: William B. Kessel	Grand Rapids, MI 49504
Facsimile: (616) 522-1858	Attention: Michael G. Wooldridge
Telephone: (616) 447-3933	Facsimile: (616) 336-7000
Email: bkessel@ibcp.com	Telephone: (616) 336-6903
Email: mgwooldridge@varnumlaw.com
If to Company:	With a copy to:
TCSB Bancorp, Inc.	Warner Norcross & Judd LLP
333 W. Grandview Pkwy.	900 Fifth Third Center
Traverse City, MI 49684	111 Lyon St. NW
Attention: Constance Deneweth	Grand Rapids, Michigan 49503
Facsimile: (231) 995-5597	Attention: Charlie Goode
Telephone: (231) 995-5500	Facsimile: (616) 222-2176
Email: connied@tcsb.com	Telephone: (616) 752-2176
Email: cgoode@wnj.com

9.9    Governing Law. This Plan of Merger shall be governed, construed, and enforced in accordance with the Laws of the State of Michigan, without regard to principles of conflicts of laws.

9.10    Counterparts. This Plan of Merger may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Plan of Merger shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by facsimile or electronic mail transmission from a party. If so delivered by facsimile or electronic mail transmission, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.

9.11    Headings. The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger.

9.12    Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Plan of Merger shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Plan of Merger shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then-current local time in Grand Rapids, Michigan.

9.13   Severability. If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable Order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

9.14   Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Plan of Merger or in any instrument delivered pursuant to this Plan of Merger, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

9.15   Amendments. This Plan of Merger may be amended by the parties hereto, by action taken or authorized, in the case of Company, by the Company Board of Directors or a duly authorized committee of the Company Board of Directors and, in the case of Purchaser, by the Purchaser Board of Directors or a duly authorized committee of the Purchaser Board of Directors at any time before or after the receipt of the Company Shareholder Approval, but, after receipt of any such shareholder approval, no amendment will be made which by Law requires further approval by the Company Shareholders without such further approval. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of Company and Purchaser.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned parties have duly executed and acknowledged this Plan of Merger as of the date first written above.

INDEPENDENT BANK CORPORATION

/s/ Robert N. Shuster
By:	Robert N. Shuster
Its:	EVP and Chief Financial Officer

TCSB BANCORP, INC.

/s/ Constance Deneweth
By:	Constance Deneweth
Its:	Chief Executive Officer

Exhibit A

VOTING AGREEMENT

Each of the undersigned directors of TCSB Bancorp, Inc. (“Company”) hereby agrees in his or her individual capacity as a shareholder to vote his or her shares of Company Common Stock that are registered in his or her personal name (and agrees to use his or her reasonable efforts to cause all additional shares of Company Common Stock owned jointly by him or her with any other person or by his or her spouse or over which he or she has voting influence or control to be voted) in favor of approval of the Agreement and Plan of Merger by and between Independent Bank Corporation (“Purchaser”) and Company, dated December 4, 2017 (the “Plan of Merger”). In addition, each of the undersigned directors hereby agrees not to make any transfers of shares of Company Common Stock with the purpose of avoiding his or her agreements set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement. Each of the undersigned is entering into this Voting Agreement solely in his or her capacity as an individual shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require any of the undersigned, (i) in his or her capacity as a director of Company or (ii) in his or her capacity as a trustee, personal representative or other fiduciary capacity, to act or fail to act in accordance with his or her duties in such director or fiduciary capacity. This Voting Agreement is an individual agreement of each undersigned director with Purchaser and is not an agreement among the undersigned directors. Furthermore, none of the undersigned makes any agreement or understanding herein in his or her capacity as a director of Company. Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) approval of the Plan of Merger by the shareholders of the Company; (b) the termination of the Plan of Merger in accordance with its terms; (c) upon a Company Adverse Recommendation Change (as defined in the Plan of Merger); or (d) the two year anniversary of the date of the Plan of Merger. This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Dated this 4th of December, 2017.

A-A-1

Exhibit B

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This NON-COMPETITION AND NON-SOLICITATION AGREEMENT (the “Agreement”), effective as of December 4, 2017, is entered into by and between [•] (the “Director”), and Independent Bank Corporation, a Michigan corporation (“IBC”).

The Director is a current member of the Board of Directors of TCSB Bancorp, Inc., a Michigan corporation (“TCSB”), and Traverse City State Bank, a Michigan banking corporation (the “Bank”). This Agreement is entered into in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated December 4, 2017 (the “Merger Agreement”), by and between IBC and TCSB.

For good and valuable consideration, the receipt and sufficiency of which is acknowledged by both parties, the parties agree as follows:

1.	Definitions. Capitalized terms used in this Agreement without being defined have the meanings given to them in the Merger Agreement.
2.	Acknowledgments of Director. The Director acknowledges that:
(a)	the Director has agreed to enter into this Agreement with IBC to induce IBC to enter into the Merger Agreement;
(b)	the Director has an economic interest in TCSB and will derive benefits from the closing of the transactions contemplated by the Merger Agreement and the agreements the Director is making under this Agreement are adequately supported by consideration;
(c)	the agreements the Director is making in this Agreement are reasonable for the protection of the business interests of IBC and/or one or more of its subsidiaries (each, an “IBC Entity”) in connection with the transactions contemplated by the Merger Agreement; and
(c)	the length of the Restricted Period (as defined below), the geographic scope of the Restricted Territory (as defined below), and the scope and terms of the covenants set forth in this Agreement are reasonable.
3.	Non-Competition.
(a)	The Director will not, at any time during the period commencing on the date of this Agreement and ending on the 2 year anniversary of the Effective Time (the “Restricted Period”), directly or indirectly, own, manage, operate, control, conduct, or assist in any way any business operating within the Restricted Territory that either (i) is an institution the deposits of which are insured by the FDIC or NCUA, or (ii) is otherwise engaged in the business of commercial banking or any form of business or consumer lending, or (iii) that otherwise competes with any line of business conducted by any IBC Entity or any of TCSB, the Bank and/or their respective subsidiaries (each, a “TCSB Entity”) as of the date of this Agreement (each of the foregoing, a “Competitive Business”). Notwithstanding the foregoing, if the Merger Agreement is terminated without the Merger having occurred, the Restricted Period shall end on the date of termination of the Merger Agreement.
(b)	For purposes of this Agreement, “Restricted Territory” means the counties of Grand Traverse, Benzie, Leelanau, Manistee, Wexford, Missaukee, Kalkaska and Antrim, Michigan.
(c)	The Director acknowledges that the restrictions of Section 3(a) above prevent the Director from all of following: (1) entering into, engaging in, becoming an officer, director, organizer, or employee of, or acquiring any ownership interest in a Competitive Business; (2) directly or indirectly soliciting, diverting, enticing, or accepting any customers, clients, or business patronage from any customers, clients, or businesses with which the Director had contact or involvement during the Director’s service as a director of any TCSB Entity (including through knowledge gained as a director of the Bank) on behalf of any Competitive Business; and/or (3) promoting or assisting, financially or otherwise, any Competitive Business. The Director acknowledges that this Section 3(c) does not contain a complete list of the activities prohibited by Section 3(a).

A-B-1

(d)	This Agreement does not preclude or prohibit the Director from (1) owning less than 5% of the outstanding securities of any class of securities of a Competitive Business that are actively traded on a national securities exchange, as long as the ownership interest represents a passive investment and does not represent a controlling interest; (2) owning any interest in any mutual fund, exchange-traded fund or other similar fund that holds an interest in a Competitive Business; (3) directly or indirectly establishing or maintaining deposit or brokerage accounts at or with a Competitive Business; (4) directly or indirectly establishing or maintaining credit facilities at or with a Competitive Business; or (5) establishing or maintaining a relationship with a Competitive Business that is serving in a fiduciary capacity with respect to the assets of the Director, his or her spouse, or other family members as long as such relationship is limited to the provision of fiduciary and related services by the Competitive Business and/or otherwise permitted by this Section 3(d).
4.	Non-Solicitation; Non-Interference. The Director will not, at any time during the Restricted Period, interfere with the business of any IBC Entity or TCSB Entity by soliciting, inducing, or attempting to solicit or induce, or in any other manner to influence any employees, officers, or directors (each, a “Business Affiliate”) of any IBC Entity or any TCSB Entity to terminate the Business Affiliate’s position or relationship with any IBC Entity or any TCSB Entity; but these restrictions do not apply to (a) any officer or employee of any TCSB Entity whose employment has been terminated by any TCSB Entity or IBC Entity; and (b) the use of non-targeted employment advertisements directed at the public in general.

In addition, the Director will not, at any time during the Restricted Period, interfere with the business of any IBC Entity or TCSB Entity by (a) inducing or attempting to induce any third party to terminate or materially and adversely modify its business relationship with any IBC Entity or any TCSB Entity, or (b) taking any other action intended to interfere with, disturb, disrupt, decrease, or otherwise jeopardize any business relationship of any IBC Entity or any TCSB Entity.

5.	Confidentiality. The Director will not, at any time, disclose any confidential or proprietary information or trade secrets of any TCSB Entity; but this information may be disclosed (a) to third parties if the information was then generally known to the public through no fault of the Director or any of the Director’s agent’s or representatives; (b) as required by law; or (c) to the extent necessary to assert or defend a claim arising or relating to any transaction contemplated by the Merger Agreement.
6.	Specific Performance. The Director acknowledges that IBC may be irreparably damaged (and damages at law would be an inadequate remedy) if this Agreement is not specifically enforced. Therefore, in the event of a breach or threatened breach by the Director of any provision of this Agreement, then IBC will be entitled, in addition to all other rights or remedies that may be available at law or in equity, to seek an injunction restraining such breach, without being required to show any actual damage or to post an injunction bond, and/or to a decree for specific performance of the provisions of this Agreement.
7.	Severability. If any provision of this Agreement is deemed invalid under applicable law, such provision shall be deemed omitted to the extent it is invalid, but the remainder of this Agreement shall not be invalidated as a result and shall be given full force and effect so far as possible. If any provision of this Agreement may be construed in two or more ways, one of which would render the provision invalid or otherwise voidable or unenforceable and another of which would render the provision valid and enforceable, such provision shall have the meaning which renders it valid and enforceable. In addition, if the duration, scope, or geographic area contemplated by this Agreement are determined to be unenforceable by a court of competent jurisdiction, the parties agree that such duration, scope, and/or geographic area shall be deemed to be reduced to the greatest scope, duration, and/or geographic area which will be enforceable.
8.	Miscellaneous. This Agreement may be executed in one or more counterparts, each of which shall be an original. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Michigan. This Agreement shall inure to the benefit of, and be enforceable by, each TCSB Entity, each IBC Entity, and their respective successors and assigns. The failure or delay of any IBC Entity to require performance by the Director of any provision of this Agreement shall not affect the right of the IBC Entity to require performance of that provision or to exercise any right, power, or remedy under this Agreement.

[Signatures appear on following page.]

A-B-2

INTENDING TO BE LEGALLY BOUND, the parties have executed this Non-Competition and Non-Solicitation Agreement as of the date set forth in the opening paragraph above.

DIRECTOR:	IBC:

[•]	Independent Bank Corporation
By:
Its:

A-B-3

Appendix B

December 4, 2017

Board of Directors
TCSB Bancorp, Inc.
333 West Grandview Pkwy
Traverse City, MI 49684

Members of the Board:

We understand that TCSB Bancorp, Inc., a Michigan corporation headquartered in Traverse City, Michigan (the "Company") and Independent Bank Corporation (the “Purchaser”), a Michigan corporation plan to enter into an agreement and plan of merger (the “Plan of Merger”) pursuant to which, among other things, the Company will merge into the Purchaser (the “Merger”). Each share of Company Common Stock shall be converted into the right to receive 1.1166 shares (the “Exchange Ratio”) of Purchaser Common Stock. The terms and conditions of the Merger are more fully set forth in the Plan of Merger.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Plan of Merger.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid for Company Common Stock in the proposed Merger.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	the draft Plan of Merger dated November 29, 2017;
(ii)	certain financial statements and other historical financial and business information about the Company and the Purchaser made available to us from published sources and/or from the internal records of the Company and the Purchaser;
(iii)	certain internal financial projections and other financial and operating data concerning the business, operations and prospects of the Company and the Purchaser prepared by or at the direction of management of the Company and the Purchaser, as approved for our use by the Company and the Purchaser, respectively;
(iv)	the current market environment generally and the banking environment in particular;
(v)	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;
(vi)	compared the current and historical market prices and trading activity of Purchaser Common Stock with that of certain other publicly-traded companies that we deemed relevant;
(vii)	considered the pro forma financial effects of the Merger, taking into consideration the amounts and timing of transaction costs, earnings estimates, potential cost savings, and other financial and accounting considerations in connection with the Merger;
(viii)	participated in discussions and negotiations among representatives of the Company and the Purchaser, and their respective financial and legal advisors;
(ix)	the net present value of the Company with consideration of projected financial results through 2022;
(x)	the relative contributions of the Company and the Purchaser to the combined company;

(xi)	compared the financial and operating performance of the Company and the Purchaser with publicly available information concerning certain other companies that we deemed relevant; and,
(xii)	such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of the Company and the Purchaser concerning the business, financial condition, results of operations and prospects of the Company and the Purchaser.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Purchaser, and we did not make an independent appraisal or analysis of the Company or the Purchaser with respect to the Merger. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or the Purchaser, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in Company’s or Purchaser’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us, and that neither the Company nor the Purchaser is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

With respect to the financial forecasts and other analyses (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the Merger) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of the Company and the Purchaser, and have assumed with your consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company and the Purchaser as to the future financial performance of the Company and the Purchaser and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and analyses will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these forecasts and analyses or the assumptions on which they were based. We have relied on the assurances of management of the Company and the Purchaser that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading.

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company and the Purchaser or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to the Company or the Purchaser or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and the Purchaser are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of Company’s or Purchaser’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Company or the Purchaser. We did not make an independent evaluation of the quality of Company’s or Purchaser’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of the Company or the Purchaser.

We have assumed that all of the representations and warranties contained in the Plan of Merger and all related agreements are true and correct in all respects material to our analysis, and that the Merger will be consummated in accordance with the terms of the Plan of Merger, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or the Purchaser or the contemplated benefits of the Merger. Further, we have assumed that the executed Plan of Merger will not differ in any material respect from the Plan of Merger, dated November 29, 2017, reviewed by us.

We have assumed in all respects material to our analysis that the Company will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of the Company or any other entity.

Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid in the proposed Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Plan of Merger or the Merger (including, without limitation, the form or structure of the Merger) or any term or aspect of any other agreement or instrument contemplated by the Plan of Merger or entered into in connection with the Merger, or as to the underlying decision by the Company to engage in the Merger. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons, relative to the Exchange Ratio in the Merger, or with respect to the fairness of any such compensation to the Company.

We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view as to the potential benefits, federal or state tax implications.

We do not express any opinion as to the value of any asset of the Company or the Purchaser whether at current market prices or in the future, or as to the price at which the Company or the Purchaser or its assets could be acquired in the future. We also express no opinion as to the price at which Company Common Stock or Purchaser Common Stock will trade following announcement of the Merger or at any future time.

We have not evaluated the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company. We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company or the Purchaser or the ability of the Company or the Purchaser to pay their respective obligations when they come due.

We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

During the two years preceding the date of this letter, we have provided investment banking and other financial services to the Company for which we would have received customary compensation.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may trade or hold securities of the Company or the Purchaser for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to the Company or the Purchaser in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with and for the purposes of its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation as to how the shareholders of the Company should vote or act with respect to the Merger or any matter relating thereto.

This opinion is for the information of the Board of Directors of the Company and shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent, except that a copy of this opinion may be included in its entirety in any regulatory filing that the Purchaser is required to make in connection with the Merger if such inclusion is required by applicable law.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be paid in the Merger is fair, from a financial point of view, to the Company.

Very truly yours,

D.A. Davidson & Co.

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